As filed with the Securities and Exchange Commission on December 15, 2006
                                               Commission File Nos. 333-137485
                                                                    811-08664

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933                                         [   ]

Pre-Effective Amendment No. 1                                      [ X ]

Post-Effective Amendment No.                                       [   ]

                                     and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 87                                                   [ X ]

                            JNLNY Separate Account I
                           (Exact Name of Registrant)

               Jackson National Life Insurance Company of New York
                               (Name of Depositor)

                             2900 Westchester Avenue
                            Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (888) 367-5651

                              Thomas J. Meyer, Esq.
              Senior Vice President, Secretary and General Counsel
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Anthony L. Dowling, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951


It is proposed that this filing will become effective:

___  immediately upon filing pursuant to paragraph (b)
_X_  on December 19, 2006, pursuant to paragraph (b)
___  60 days after filing pursuant to paragraph (a)(1)
___  on [date] pursuant to paragraph (a)(1) of Rule 485


If appropriate, check the following box:

__ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: the variable portion of Modified Single Premium Fixed and Variable Deferred Annuity contracts.

                    CURIANGARD SIMPLIFIED RETIREMENT ANNUITY


           MODIFIED SINGLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
       JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (R) AND THROUGH
                            JNLNY SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE DATE OF THIS PROSPECTUS IS DECEMBER 19, 2006, which states the information about the separate account, the Contract, and Jackson National Life of NY you should know before investing. THIS PROSPECTUS PROVIDES A DESCRIPTION OF THE MATERIAL RIGHTS AND OBLIGATIONS UNDER THE CONTRACT. YOUR CONTRACT AND ANY ENDORSEMENTS ARE THE FORMAL CONTRACTUAL AGREEMENT BETWEEN YOU AND THE COMPANY. IT IS IMPORTANT THAT YOU READ THE CONTRACT AND ENDORSEMENTS. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the statement of additional information (SAI) dated December 19, 2006 that is available upon request without charge. To obtain a copy, contact us at our:


                         ANNUITY SERVICE CENTER
                         P.O. BOX 378004
                         DENVER, COLORADO 80237-8004
                         1-800-766-599-5651
                         WWW.JNLNY.COM

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also currently restrict, as well as reserve the right to prospectively restrict, the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

We offer other variable annuity products with different product features, benefits and charges.


The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 57. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (SEC) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.


--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS IS NOT PERMITTED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value o
               Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------

"JNL(R)," "Jackson National(R)," and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance Company.


THE FOLLOWING DISCLOSURE APPLIES TO THE JNL/S&P MODERATE RETIREMENT STRATEGY FUND, THE JNL/S&P MODERATE GROWTH RETIREMENT STRATEGY FUND, AND THE JNL/S&P GROWTH RETIREMENT STRATEGY FUND.


iShares(R) is a registered mark of Barclays Global Investors, N.A. ("BGI"). Neither BGI nor the iShares(R) Funds make any representations regarding the advisability of investing in the Fund.

SPDRs(R) is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by PDR Services LLC ("PDR") and the American Stock Exchange LLC ("AMEX") in connection with the listing and trading of SPDRs on the AMEX. These products are not sponsored, sold or endorsed by S&P, a division of The McGraw-Hill companies, Inc., and S&P makes no representation regarding the advisability of investing in them. The Funds are not sponsored, endorsed, sold or promoted by PDR. PDR makes no representations or warranties to the shareholders of the Funds or any member of the public regarding the advisability of investing in the Funds or the SPDRs. PDR has no obligation or liability in connection with the operation, marketing, or trading of the Funds.

Vanguard(R) and VIPERs(R) are trademarks of The Vanguard Group, Inc. ("Vanguard"). The Funds are not sponsored, endorsed, sold, or promoted by Vanguard. Vanguard makes no representations or warranties to the shareholders of the Funds or any member of the public regarding the advisability of investing in the Funds or the VIPERs. Vanguard has no obligation or liability in connection with the operation, marketing, or trading of the Funds.

THE CONTRACT MAKES AVAILABLE FOR INVESTMENT FIXED AND VARIABLE OPTIONS. THE VARIABLE OPTIONS ARE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT, EACH OF WHICH INVESTS IN ONE OF THE FOLLOWING FUNDS - ALL CLASS A SHARES (THE "FUNDS"):

JNL SERIES TRUST

JNL/S&P Moderate Retirement Strategy Fund
JNL/S&P Moderate Growth Retirement Strategy Fund
JNL/S&P Growth Retirement Strategy Fund


THE FUNDS ARE NOT THE SAME MUTUAL FUNDS THAT YOU WOULD BUY THROUGH YOUR STOCKBROKER OR A RETAIL MUTUAL FUND. THE PROSPECTUS FOR THE FUNDS IS ATTACHED TO THIS PROSPECTUS.

                               TABLE OF CONTENTS

GLOSSARY                                                                   2

KEY FACTS                                                                  3

FEES AND EXPENSES TABLES                                                   5

THE ANNUITY CONTRACT                                                       9

JACKSON NATIONAL LIFE OF NY                                                10

THE FIXED ACCOUNT                                                          10

THE SEPARATE ACCOUNT                                                       11

INVESTMENT DIVISIONS                                                       11


CONTRACT CHARGES                                                           13

PURCHASES                                                                  21

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS                               23

TELEPHONE AND INTERNET TRANSACTIONS                                        25

ACCESS TO YOUR MONEY                                                       26

INCOME PAYMENTS (THE INCOME PHASE)                                         45

DEATH BENEFIT                                                              47


TAXES                                                                      49


OTHER INFORMATION                                                          54

PRIVACY POLICY                                                             55

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION               57


APPENDIX A (GMWB examples)                                                 A-1

APPENDIX B                                                                 B-1

                                    GLOSSARY

THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

AGGREGATE PREMIUM - the measure used to determine the applicable breakpoint for the amount of the Mortality and Expense Risk Charge. Aggregate Premium at issue is the amount of premium you expect to contribute that you specify when you apply for the Contract (Statement of Intention), and thereafter the actual premium you paid less total partial withdrawals as computed at the end of the sixth Contract Month. Premiums are accepted only during the first six Contract Months.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint annuitants. Any reference to the Annuitant includes any joint Annuitant.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple beneficiaries.

COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment.

CONTRACT - the individual modified single premium deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT MONTH - the period of time between consecutive monthly anniversaries of the Issue date.

CONTRACT VALUE - the sum of your allocations between the Contract's Investment Divisions and Fixed Account.

CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.

INTEREST RATE ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value you allocate to the Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

JACKSON NATIONAL LIFE OF NY, JNLNY, WE, OUR, OR US - Jackson National Life Insurance Company of New York. (We do not capitalize "we," "our," or "us" in the prospectus.)

OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owner.

SEPARATE ACCOUNT - JNLNY Separate Account I.

STATEMENT OF INTENTION - the amount of total premium that you anticipate paying and specify in the annuity application when you apply for the Contract. The higher your anticipated total premium, the lower your Contract's initial Mortality and Expense Risk Charge will be for the first six months. Premiums are accepted during the first six Contract Months only.

                                    KEY FACTS

THE IMMEDIATELY FOLLOWING TWO SECTIONS BRIEFLY INTRODUCE THE CONTRACT (AND ITS BENEFITS AND FEATURES) AND ITS COSTS; HOWEVER, PLEASE CAREFULLY READ THE WHOLE PROSPECTUS AND ANY RELATED DOCUMENTS BEFORE PURCHASING THE CONTRACT TO BE SURE THAT IT WILL MEET YOUR NEEDS.


---------- -------------------------- --------------------------------------------------------------------------------
           ALLOCATION OPTIONS         The Contract  makes  available  Investment  Divisions  and a
                                      Fixed Account for  allocation  of your premium  payments and
                                      Contract  Value.  For  more  information   about  the  fixed
                                      options,  please see "THE FIXED  ACCOUNT"  beginning on page
                                      10. For more  information  about the  Investment  Divisions, please see "INVESTMENT DIVISIONS" beginning on page 11.
---------- -------------------------- --------------------------------------------------------------------------------
           INVESTMENT PURPOSE         The Contract is intended to help you save for  retirement or
                                      another  long-term   investment  purpose.  The  Contract  is
                                      designed to provide tax deferral on your earnings,  if it is not issued  under a  qualified  retirement  plan.  Qualified plans confer their own tax deferral.  For more  information, please see "TAXES" beginning on page 49.
---------- -------------------------- --------------------------------------------------------------------------------

           FREE LOOK                  If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and time and other limitations. For more information, please see
                                      "Free Look" beginning on page 54.


---------- -------------------------- --------------------------------------------------------------------------------

           PURCHASES                  Premiums are accepted  during the first six Contract  Months only. As a result, you may have to buy additional  Contracts to meet your total annuity coverage goal. Multiple Contracts may result in higher charges and total  expenses.  There are also minimum and maximum premium requirements.  In addition, the Contract  has a premium  protection  option,  namely the
                                      Capital Protection Program. For more information, please see
                                      "PURCHASES"  beginning  on page 21.  There  is a  breakpoint schedule for the  Mortality  and Expense  Risk  Charge.  The breakpoints  are based on the amount of  Aggregate  Premium.
                                      Aggregate Premium at issue is equal to the anticipated total premium  specified in the Statement of Intention  section of the annuity  application.  If no  Statement  of Intention is provided,  the  Aggregate  Premium  at issue  will equal the
                                      initial   premium   received.   The  Aggregate   Premium  is
                                      re-determined  only at the end of the sixth  Contract  Month and is equal to  total  Premium  actually  paid  less  total partial  withdrawals.  A change in the Aggregate  Premium at
                                      the  end  of  the  sixth   Contract  Month  may  dictate  an
                                      adjustment  to the Mortality and Expense Risk Charge at that time but in no event will the  Mortality  and  Expense  Risk
                                      Charge be  adjusted  for  changes  in  Aggregate  Premium or
                                      Contract value subsequent to this initial six Contract Month period. For more information,  please see "CONTRACT CHARGES"
                                      beginning on page 13.

---------- -------------------------- --------------------------------------------------------------------------------

           WITHDRAWALS                Before the Income Date, there are a number of ways to access your  Contract  Value,  generally  subject  to a  charge  or adjustment,  particularly  during the early Contract  Years.
                                      There  are also a number  of  optional  withdrawal  benefits available.  The Contract has a free withdrawal provision and waives  the  charges  and  adjustments  in the event of some unforeseen emergencies.  However, partial withdrawals within the first six Contract  Months may result in a change to the
                                      Mortality and Expense Risk Charge  assessed  after the sixth
                                      Contract Month. For more information,  please see "ACCESS TO
                                      YOUR MONEY" beginning on page 26.

---------- -------------------------- --------------------------------------------------------------------------------

           INCOME PAYMENTS            There  are a number of income  options  available.  For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)"
                                      beginning on page 45.

---------- -------------------------- --------------------------------------------------------------------------------

           DEATH BENEFIT              The Contract has a death benefit that becomes payable if you die before the Income Date.  There are also  optional  death benefits available. For more information,  please see "DEATH
                                      BENEFIT" beginning on page 47.

---------- -------------------------- --------------------------------------------------------------------------------

                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.


----------------------------------------------------------------------------------------------------------------------

                                             OWNER TRANSACTION EXPENSES

      Front-end Sales Load                                                                                 None
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Withdrawal Charge (1) -
             PERCENTAGE OF PREMIUM WITHDRAWN, IF APPLICABLE                                                5%
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Premium Taxes 2 -
             PERCENTAGE OF EACH PREMIUM                                                                    2%
      ---------------------------------------------------------------------------------------------------- --------

      Transfer Charge (3) -
             PER TRANSFER AFTER 15 IN A CONTRACT YEAR                                                      $25
      ---------------------------------------------------------------------------------------------------- --------

      Expedited Delivery Charge (4)                                                                        $22.50
      ---------------------------------------------------------------------------------------------------- --------

----------------------------------------------------------------------------------------------------------------------

(1) There may be a withdrawal charge on these withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity
        (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date. The withdrawal charge is a schedule lasting six Completed Years:


                          Completed Years Since Receipt Of Premium -
                          0         1         2         3         4         5         6+
         ---------------- --------- --------- --------- --------- --------- --------- ---------
         ---------------- --------- --------- --------- --------- --------- --------- ---------
         Base             5%        4%        3%        3%        2%        1%        0%
             Schedule
         ---------------- --------- --------- --------- --------- --------- --------- ---------

(2)    Currently, premium taxes do not apply.

(3) We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

(4) For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

THE NEXT TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.


----------------------------------------------------------------------------------------------------------------------

                                                  PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (5)                                                               $35

      Mortality and Expense Risk Charge

               The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment
               Divisions and is set initially based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate
               Premium at issue is equal to the anticipated total premium specified in the Statement of Intention section of the annuity application. If no Statement of Intention is indicated, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY AT THE
               END OF THE SIXTH CONTRACT MONTH, WHICH MAY RESULT IN A CHANGE TO
               THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH
               CONTRACT MONTH. At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be based on the newly determined Aggregate Premium. (6)

                  --------------------------------- -------------- -------------
                         Aggregate Premium            Years 1-7       Years 8+
                  --------------------------------- -------------- -------------

                  $50,000 to $99,999.99                 0.90%          0.30%
                  --------------------------------- -------------- -------------
                  $100,000 to $249,999.99               0.60%          0.30%
                  --------------------------------- -------------- -------------
                  $250,000 to $499,999.99               0.35%          0.30%
                  --------------------------------- -------------- -------------
                  $500,000 to $749,999.99               0.25%          0.25%
                  --------------------------------- -------------- -------------
                  $750,000 to $999,999.99               0.20%          0.20%
                  --------------------------------- -------------- -------------
                  $1,000,000+                           0.15%          0.15%
                  --------------------------------- -------------- -------------


      Administration Charge (in all years)                                                              0.15%
      ------------------------------------------------------------------------------------------------- -----------

      ------------------------------------------------------------------------------------------------- -----------
      Maximum Total Separate Account Annual Expenses for Base Contract for Years 1-7                    1.05%

      Maximum Total Separate Account Annual Expenses for Base Contract for Years 8+                     0.45%

               AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS
      ------------------------------------------------------------------------------------------------- -----------
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

      OPTIONAL ENDORSEMENTS -

      A VARIETY OF OPTIONAL ENDORSEMENTS TO THE CONTRACT ARE AVAILABLE.  YOU MAY SELECT ONE OF EACH GROUPING
      BELOW. (7)

      --------------------------------------------------- ---------------------------------------------------------
      5% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuardSM") (8)                              1.47%

      5% for Life GMWB With Annual Step-Up Maximum Annual Charge ("LifeGuard ProtectorSM") (9)           1.47%

      Joint 5% for Life GMWB With Annual Step-Up Maximum Annual Charge ("LifeGuard Protector with        1.62%
         Joint Option") (10)
      -------------------------------------------------------------------------------------------------- ----------

      -------------------------------------------------------------------------------------------------------------
      Return of Premium Death Benefit(11)                                                                0.55%

      Highest Anniversary Value Death Benefit Maximum Annual Charge (12)                                 0.55%
      -------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

(5) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from your allocations to the Investment Divisions and Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.


(6) Premiums are accepted only during the first six Contract Months. The Aggregate Premium re-determined at the end of the sixth Contract Month is equal to total Premium paid less total partial withdrawals. Any resulting increase or decrease in the Mortality and Expense Risk Charge assessed after the sixth Contract Month will NOT be retroactive back to the issue date of the Contract. Therefore, any decrease in the Mortality and Expense Risk Charge caused by the payment of additional premium subsequent to the Contract issue date will become effective only after the sixth Contract month and will not be retroactive back to the issue date.


        If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge.


(7) The optional death benefits are only available to select when purchasing the Contract and once purchased cannot be canceled. In addition, the charges for the optional death benefits are based on average account value but the charges for the optional GMWBs are not. Please see footnotes 8 -10 below and "CONTRACT CHARGES" beginning on page 13 for more information concerning those charges not based on average account value.

(8) The current charge is 0.055% of the GWB ( 0.66% annually) subject to a maximum annual charge of 1.47% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation. While the charge is deducted from Contract Value, it is based on the percentage of the GWB. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 28.


(9) 1.47% is the maximum annual charge of the 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.

        You pay the applicable percentage of the GWB each month. We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                    5% FOR LIFE GMWB WITH ANNUAL STEP-UP
            ------------------- ---------------- -----------------

            Annual Charge           Maximum          Current
            ------------------- ---------------- -----------------
            Ages    45 - 49        0.87%/12          0.42%/12
                    50 - 54        0.87%/12          0.42%/12
                    55 - 59        1.20%/12          0.66%/12
                    60 - 64        1.32%/12          0.75%/12
                    65 - 69        1.47%/12          0.90%/12
                    70 - 74        0.87%/12          0.51%/12
                    75 - 80        0.60%/12          0.36%/12
            ------------------- ---------------- -----------------
            Charge Basis                       GWB
            ------------------- ----------------------------------
            Charge Frequency                 Monthly
            ------------------- ----------------------------------


        For more information about the charge for this endorsement, please see "5% for Life GMWB With Annual Step-Up Charge" beginning on page 17. For more information about how the endorsement works, please see "5% for Life GMWB With Annual Step-Up" beginning on page 32.


(10) 1.62% is the maximum annual charge of the Joint 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Annual Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.

        You pay the applicable percentage of the GWB each month. We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                  JOINT 5% FOR LIFE GMWB WITH ANNUAL STEP-UP
            ------------------- ---------------- -----------------

            Annual Charge           Maximum          Current
            ------------------- ---------------- -----------------
            Ages    45 - 49        1.02%/12          0.57%/12
                    50 - 54        1.02%/12          0.57%/12
                    55 - 59        1.35%/12          0.81%/12
                    60 - 64        1.47%/12          0.90%/12
                    65 - 69        1.62%/12          1.05%/12
                    70 - 74        1.02%/12          0.66%/12
                    75 - 80        0.75%/12          0.51%/12
            ------------------- ---------------- -----------------
            Charge Basis                       GWB
            ------------------- ----------------------------------
            Charge Frequency                 Monthly


        For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Annual Step-Up Charge" beginning on page
        18. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Annual Step-Up" beginning on page 38.


(11) The current charge is 0.20%.

(12) The current charge is 0.35%.

THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT.

                      TOTAL ANNUAL FUND OPERATING EXPENSES

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses)

                 ---------------------------------------------


                                 Minimum: 0.68%

                                 Maximum: 1.36%


                 ---------------------------------------------

MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS BELOW. BUT PLEASE REFER TO THE FUNDS' PROSPECTUS FOR EVEN MORE INFORMATION, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE, AND INFORMATION ABOUT JACKSON NATIONAL ASSET MANAGEMENT, LLC(R), THE FUNDS' ADVISER AND ADMINISTRATOR, AS WELL AS THE SUB-ADVISERS.

                            FUND OPERATING EXPENSES
        (AS AN ANNUAL PERCENTAGE OF THE FUND'S AVERAGE DAILY NET ASSETS)


                                                               MANAGEMENT/                                       ANNUAL
                                                             ADMINISTRATIVE      SERVICE          OTHER         OPERATING
                                   FUND NAME                     FEE A         (12B-1) FEE      EXPENSES B      EXPENSES
       ---------------------------------------------------------------------- --------------- --------------- --------------
       ----------------------------------------------------- ---------------- --------------- --------------- --------------
       JNL/S&P Moderate Retirement Strategy C                     0.40%           0.20%           0.01%           0.61%
       ----------------------------------------------------- ---------------- --------------- --------------- --------------
       ----------------------------------------------------- ---------------- --------------- --------------- --------------
       JNL/S&P Moderate Growth Retirement Strategy C              0.40%           0.20%           0.01%           0.61%
       ----------------------------------------------------- ---------------- --------------- --------------- --------------
       ----------------------------------------------------- ---------------- --------------- --------------- --------------
       JNL/S&P Growth Retirement Strategy C                       0.40%           0.20%           0.01%           0.61%
       ----------------------------------------------------- ---------------- --------------- --------------- --------------

A The Funds pay Jackson National Asset Management, LLC, the Administrator, an administrative fee of 0.10% for certain services provided to the Fund by the Administrator. The Management and Administrative Fee and the Annual Operating Expenses columns in this table reflect the inclusion of any applicable administrative fee.

B Other expenses include registration fees, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees and of independent legal counsel to the disinterested Trustees.

C UNDERLYING FUND EXPENSES. The expenses shown above are the annual operating expenses for the JNL/S&P Funds. Because the JNL/S&P Funds invest in other underlying exchange traded fund ("Underlying ETFs"), the JNL/S&P Funds will indirectly bear its pro rata share of fees and expenses of the Underlying ETFs in addition to the expenses shown.

       The annual operating expenses for the Underlying ETFs are estimated to range from 0.68% to 1.36%. The table below shows estimated total annual operating expenses for each of the JNL/S&P Funds based on the pro rata share of expenses that the JNL/S&P Funds would bear if they invested in a hypothetical mix of Underlying ETFs. The Adviser believes the expenses shown below to be a likely approximation of the expenses the JNL/S&P Funds will incur based on the anticipated initial allocations to Underlying ETFs. The expenses shown below include both the annual operating expenses for the JNL/S&P Fund and the annual operating expenses for the Underlying ETFs. The actual expenses of each JNL/S&P Fund will be based on the actual mix of Underlying ETFs in which it invests. The actual expenses may be greater or less than those shown.

        JNL/S&P Moderate Retirement Strategy Fund              0.83%
        JNL/S&P Moderate Growth Retirement Strategy Fund       0.84%
        JNL/S&P Growth Retirement Strategy Fund                0.86%

         EXAMPLE. The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

         The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.


         The following example includes maximum Fund fees and expenses and the costs if you select the optional Highest Anniversary Value Death Benefit and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). In addition, the Mortality and Expense and Administrative Charges are assumed to be 1.05% during the first seven Contract years and 0.45% thereafter. (Mortality and Expense and Administrative Charges are expressed as an annual percentage of the average daily account value of the Investment Divisions.) Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


         If you surrender your Contract at the end of the applicable time period:

         1 YEAR             3 YEARS            5 YEARS           10 YEARS
         $993               $1,781             $2,669            $4,778

         If you annuitize at the end of the applicable time period:

         1 YEAR *            3 YEARS          5 YEARS            10 YEARS
         $993                $1,781           $2,669             $4,778

         * Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

         If you do NOT surrender your Contract:

         1 YEAR             3 YEARS            5 YEARS           10 YEARS
         $493               $1,481             $2,469            $4,778

         THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.

         CONDENSED FINANCIAL INFORMATION. The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges for the base Contract and the various combinations of optional endorsements. The financial statements of the Separate Account and Jackson National Life of NY can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson National Life of NY that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts. Jackson National Life of NY 's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

                              THE ANNUITY CONTRACT

         Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 90. Optional benefits may have different requirements, as noted.

         You may allocate your Contract Value to

               * our Fixed Account, as may be made available by us, or as may be otherwise limited by us,

               * Investment Divisions of the Separate Account that invest in underlying Funds.

         Your Contract, like all deferred annuity contracts, has two phases:

               * the ACCUMULATION PHASE, which is the period between the issue date of the Contract and the Income Date, and

               * the INCOME PHASE, which begins on the Income Date and is when we make income payments to you.

         As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact our Annuity Service Center for help and more information.


         The Contract is a modified single premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are the formal contractual agreement between you and the Company.


                           JACKSON NATIONAL LIFE OF NY

         We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the District of Columbia the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

         We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

         We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                                THE FIXED ACCOUNT

         CONTRACT VALUE THAT YOU ALLOCATE TO A FIXED ACCOUNT OPTION WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT IT. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. BOTH THE AVAILABILITY OF THE FIXED ACCOUNT OPTIONS, AND TRANSFERS INTO AND OUT OF THE FIXED ACCOUNT, MAY BE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.

         Each Fixed Account option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), subject to availability, so long as the Contract Value in the Fixed Account is not withdrawn, transferred, or annuitized until the end of the specified period. Currently, the Fixed Account minimum interest rate is 3% per annum, which is credited daily. Subject to this minimum requirement, we may declare different base interest rates at different times.


         An Interest Rate Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Interest Rate Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. The Interest Rate Adjustment is based on the relationship of the current new business interest rate to the guaranteed base interest rate being credited to the Fixed Account Option. The current new business interest rate used for this comparison is the base interest rate available on a new Fixed Account Option with a duration equal to the number of years remaining in the current Fixed Account Option period, increased by .25%. Generally, the Interest Rate Adjustment will increase the Fixed Account Option Value when current new business rates are lower than the rate being credited and will decrease the Fixed Account Option Value when current new business rates are higher than the rate being credited.

         There will be no Interest Rate Adjustment when the current new business interest rate (after adjustment for the .25% bias) is greater than the guaranteed base interest rate by less than .25%. This restriction avoids decreases in the Fixed Account Option Value in situations where the general level of interest rates has declined but the bias results in a current new business interest rate that is higher than the guaranteed base interest rate.

         Also, there is no Interest Rate Adjustment on: the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will the Interest Rate Adjustment reduce the credited interest below the guaranteed minimum interest rate applicable to your Contract, which can not be less than the guaranteed minimum interest rate required under state insurance laws.


         Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, we will allocate the Contract Value based on your Investment Division allocation instructions. Your Contract contains a more complete description of the Fixed Account options, as supplemented by our administrative requirements relating to transfers.

                              THE SEPARATE ACCOUNT

         We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

         The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

         The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

         Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account options. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR CONTRACT VALUE ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase will depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

         THE NAMES OF THE FUNDS THAT ARE AVAILABLE, ALONG WITH THE NAMES OF THE ADVISERS AND SUB-ADVISERS AND A BRIEF STATEMENT OF EACH INVESTMENT OBJECTIVE, ARE BELOW:

--------------------------------------------------------------------------------
                                JNL SERIES TRUST
--------------------------------------------------------------------------------
JNL/S&P MODERATE RETIREMENT STRATEGY FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities. Seeks current income as its secondary objective through its investment in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.


         Under normal circumstances, the Fund of Fund allocates approximately 50% to 70% of its assets to Underlying ETFs that invest primarily in equity securities and 30% to 50% to Underlying ETFs that invest primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

--------------------------------------------------------------------------------

JNL/S&P MODERATE GROWTH RETIREMENT STRATEGY FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth and current income as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities.


         Under normal circumstances, the Fund of Fund allocates approximately 50% to 70% of its assets to Underlying ETFs that invest primarily in equity securities and 30% to 50% to Underlying ETFs that invest primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

--------------------------------------------------------------------------------

JNL/S&P GROWTH RETIREMENT STRATEGY FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities. Seeks current income as its secondary objective through its investment in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.


         Under normal circumstances, the Fund of Fund allocates approximately 50% to 70% of its assets to Underlying ETFs that invest primarily in equity securities and 30% to 50% to Underlying ETFs that invest primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

--------------------------------------------------------------------------------


         The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The underlying Funds are available only through variable annuity contracts issued by Jackson National Life of NY. They are NOT offered or made available to the general public directly.

         A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

         You should read the prospectus for the JNL Series Trust carefully before investing. Additional Funds and Investment Divisions may be available in the future.


         VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.


         SUBSTITUTION. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

                                CONTRACT CHARGES

         There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you selected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:


         MORTALITY AND EXPENSE RISK CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment Divisions and is set based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate Premium at issue is equal to the anticipated total premium breakpoint specified by you in the Statement of Intention section of the application. If no Statement of Intention is provided by you in the application, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY ONCE AT THE END OF THE SIXTH CONTRACT MONTH. At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be set by reference to the newly determined Aggregate Premium. THIS RE-DETERMINATION OF AGGREGATE PREMIUM WILL RESULT IN A CHANGE TO THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH IF THE NEWLY DETERMINED AGGREGATE PREMIUM FALLS INTO A BREAKPOINT BAND WITHIN THE BREAKPOINT SCHEDULE THAT DIFFERS FROM THE BREAKPOINT BAND USED TO SET THE MORTALITY AND EXPENSE RISK CHARGE AT ISSUE. Newly determined Aggregate Premium that falls into a higher breakpoint band than the breakpoint band used to set the Mortality and Expense Risk Charge at issue (whether decided by the anticipated total premium breakpoint band specified by you in the Statement of Intention section of the application or, if no Statement of Intention was provided by you, by the initial premium received) will result in a decreased Mortality and Expense Risk Charge. Conversely, newly determined Aggregate Premium that falls into a lower breakpoint band than the breakpoint band used to set the Mortality and Expense Risk Charge at issue will result in an increased Mortality and Expense Risk Charge. Any increase or decrease in the Mortality and Expense Risk Charge assessed after the sixth Contract Month will not be retroactive back to the issue date of the Contract.


         If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge. Thus, while the Contract may continue for a period of time after the death of the Owner, premium payments made after the initial premium will not result in a change in the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge does not apply to the Fixed Account.


                  --------------------------------- -------------- -------------
                                                      Years 1-7       Years 8+
                         Aggregate Premium
                  --------------------------------- -------------- -------------

                  $50,000 to $99,999.99                 0.90%          0.30%
                  --------------------------------- -------------- -------------
                  $100,000 to $249,999.99               0.60%          0.30%
                  --------------------------------- -------------- -------------
                  $250,000 to $499,999.99               0.35%          0.30%
                  --------------------------------- -------------- -------------
                  $500,000 to $749,999.99               0.25%          0.25%
                  --------------------------------- -------------- -------------
                  $750,000 to $999,999.99               0.20%          0.20%
                  --------------------------------- -------------- -------------
                  $1,000,000+                           0.15%          0.15%
                  --------------------------------- -------------- -------------

         Premiums are accepted during the first six Contract Months only. The Aggregate Premium is re-determined at the end of the sixth Contract Month and is equal to total Premium paid less certain partial withdrawals, as discussed below. A withdrawal before the end of the sixth Contract month could affect the Aggregate Premium as re-determined at the end of the sixth Contract Month, and may result in a higher Mortality and Expense Risk Charge. For information about withdrawals affecting Aggregate Premium, please see "Access To Your Money" beginning on page 26.


         The Mortality and Expense Risk Charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

               * to make income payments for the life of the Annuitant during the income phase;

               * to waive the withdrawal charge in the event of the Owner's death; and

               *    to provide a basic death benefit prior to the Income Date.

         Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge. Included among these expense risks are those that we assume in connection with increasing distribution expenses, waivers of withdrawal charges under the Extended Care Benefit.

         If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

         ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is taken from the Investment Divisions and the Fixed Account options based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.


         ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.


         TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require.

         WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

               * PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least six years), PLUS

               *    EARNINGS  (excess of your  Contract  Value  allocated to the
                    Investment   Divisions  and  the  Fixed  Account  over  your
                    remaining premiums allocated to those accounts)

               * during each Contract Year 10% OF PREMIUM that would otherwise incur a withdrawal charge or be reduced by an Interest Rate Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), MINUS earnings (required minimum distributions will be counted as part of the free withdrawal amount).

         WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

               *    withdrawals in excess of the free withdrawal amounts, or

               * withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or

               * withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

               *    amounts withdrawn in a total withdrawal, or

               * amounts applied to income payments on an Income Date that is within one year of the Issue Date.

         The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:


                                          WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):

         COMPLETED YEARS SINCE RECEIPT        0        1        2        3        4        5       6+
         OF PREMIUM

         BASE SCHEDULE                       5%       4%       3%       3%       2%       1%       0%

         For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

         NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         We do NOT assess the withdrawal charge on any amounts paid out as:

               * income payments (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);

               *    death benefits;

               * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal in excess of the free withdrawal amount will be subject to the withdrawal charge); or

               * withdrawals of up to $250,000 from the Investment Divisions and Fixed Account if you need extended hospital or nursing home care as provided in your Contract. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National Life of NY or any of our affiliates.


         5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP CHARGE. If you select the 5% GMWB With Annual Step-Up, you will pay 0.055% of the GWB each Contract Month. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 28. We deduct this charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date to the end of each Contract Month (monthly anniversary) after selection. We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Similarly, the charge is prorated upon termination of the endorsement. The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.0375% of the GWB each Contract Month. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month. We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.47% annually. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please consult the representative who helped you purchase your Contract about the current GMWB charges. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. Also see "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 27 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 32. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age.

         (With joint Annuitants, the charge is based on the older Annuitant's age.)

  Annual Charge               Maximum                     Current
------------------- -------------------------- ---------------------------
Ages    45 - 49              0.87% / 12                  0.42% / 12
        50 - 54              0.87% / 12                  0.42% / 12
        55 - 59              1.20% / 12                  0.66% / 12
        60 - 64              1.32% / 12                  0.75% / 12
        65 - 69              1.47% / 12                  0.90% / 12
        70 - 74              0.87% / 12                  0.51% / 12
        75 - 80              0.60% / 12                  0.36% / 12

         You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Divisions by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract Month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement.

         We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge. Please consult the representative who helped you purchase your Contract about the current GMWB charges. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


         You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 32. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 32. Also see "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 27 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

         JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the youngest Covered Life's age when the endorsement is added to the Contract. For more information about the GWB and for information on who is a Covered Life under this form of GMWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 38. The charge varies by age group (see table below), and both Covered Lives must be within the eligible age range.


Annual Charge                Maximum                    Current
------------------- -------------------------- ---------------------------
Ages    45 - 49             1.02% / 12                 0.57% / 12
        50 - 54             1.02% / 12                 0.57% / 12
        55 - 59             1.35% / 12                 0.81% / 12
        60 - 64             1.47% / 12                 0.90% / 12
        65 - 69             1.62% / 12                 1.05% / 12
        70 - 74             1.02% / 12                 0.66% / 12
        75 - 80             0.75% / 12                 0.51% / 12

         You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value over each applicable Investment Divisions by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date to the end of each Contract Month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement.

         We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge. Please consult the representative who helped you purchase your Contract about the current GMWB charges. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


         You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 38. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 38. Also see "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 27 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.


         DEATH BENEFIT CHARGES. There is no additional charge for the Contract's basic death benefit. However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit.

                  If you select the RETURN OF PREMIUM DEATH BENEFIT, you will pay 0.20%, subject to a maximum of 0.55% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

                  If you select the HIGHEST ANNIVERSARY VALUE DEATH BENEFIT, you will pay 0.35%, subject to a maximum of 0.55% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

         We stop deducting either of these charges on the date you annuitize.

         OTHER EXPENSES. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached prospectus for the JNL Series Trust. For more information, please see the "Fund Operating Expenses" table beginning on page 8.

         PREMIUM TAXES. Your state charges premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Currently, the deduction would be 2% of a premium payment, but we are not required to pay premium taxes.

         INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

         DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors LLC ("JNLD"), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company, Jackson National Life of NY's parent.

         Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid up front, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.


         Under certain circumstances, JNLD out of their own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. These cash payments, or reimbursements, to broker-dealers are in recognition of their marketing and distribution and/or administrative services support. They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided, assets under management, and the volume and size of the sales of our insurance products. Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.


         The two primary forms of such compensation paid by JNLD are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management and sales volume. Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%). Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars. Examples of such payments include, but are not limited to, reimbursements for representative training meetings, prospecting seminars, and business development and educational enhancement items. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.

         Below is an alphabetical listing of the 19 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2005 from the Distributor in relation to the sale of our insurance products:

                 A. G. Edwards & Sons, Inc.
                 Centaurus Financial
                 Commonwealth Financial Group, Inc.
                 Fifth Third Securities, Inc.
                 Hantz Financial Services, Inc.
                 IFMG Securities, Inc.
                 Investment Centers of America, Inc.
                 Inter Securities, Inc.
                 Invest Financial Corp.
                 Linsco/Private Ledger Corp.
                 Mutual Service Corporation
                 National Planning Corporation
                 Prime Capital Services, Inc.
                 Raymond James & Associates, Inc.
                 Securities America, Inc.
                 SII Investments, Inc.
                 Thrivent Financial for Lutherans
                 Wachovia Securities, LLC
                 WM Financial Services

         Please see Appendix B for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2005 from the Distributor in relation to the sale of our insurance products.

         We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

               *    National Planning Corporation

               *    SII Investments, Inc.

               *    IFC Holdings, Inc. d/b/a Invest Financial Corporation

               *    Investment Centers of America, Inc.

               *    Curian Clearing LLC

         The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the "Other Contracts") issued by Jackson National Life of NY and Jackson National Life Insurance Company, its parent. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD, as are unaffiliated broker-dealers, for its activities at the standard rates of compensation. The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

         All of the compensation described here, and other compensation or benefits provided by JNLNY or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.


                                    PURCHASES

         MINIMUM INITIAL PREMIUM:

               *    $50,000 under most circumstances

         MINIMUM ADDITIONAL PREMIUMS:

               *    $500  for  a  qualified  or  non-qualified   plan;  HOWEVER,
                    ADDITIONAL PREMIUMS WILL NOT BE ACCEPTED BEYOND THE SIXTH CONTRACT MONTH.

         As a result of the six Contract Month limit on subsequent premiums, you may have to buy additional Contracts to meet your total annuity coverage goal. Multiple Contracts may result in higher charges and total expenses. However, we reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment.

         The minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay any remaining withdrawal charge. There is a $100 minimum balance requirement for each Investment Division and Fixed Account. We reserve the right to restrict availability or impose restrictions on the Fixed Account.

         MAXIMUM PREMIUMS:

               * The maximum total of all premiums you may make without our prior approval is $1 million.

         The payment of subsequent premiums within the limited period of the first six Contract Months, relative to market conditions at the time the payments are made, may or may not contribute to the various benefits under your Contract, including the optional enhanced death benefits or any GMWB.

         ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Investment Divisions and Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Investment Division or a Fixed Account is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

         We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

         Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

         CAPITAL PROTECTION PROGRAM. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account options are available. There is no charge for the Capital Protection Program. You should consult your Jackson National Life of NY representative with respect to the current availability of Fixed Account options, their limitations, and the availability of the Capital Protection Program.

         For an example of capital protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3.00% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

         Alternatively, assume Jackson National Life of NY receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson National Life of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

         Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guarantee period.

         ACCUMULATION UNITS. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

         Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

                 * determining the total amount of assets held in the particular Investment Division; * subtracting any asset-based charges and taxes chargeable under the Contract; and * dividing this amount by the number of outstanding Accumulation Units.

         Charges deducted through the cancellation of units are not reflected in this computation.

         The value of an Accumulation Unit may go up or down from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

         When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

         You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Interest Rate Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

         A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

         RESTRICTIONS ON TRANSFERS: MARKET TIMING. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

         Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

               *    limiting the number of transfers over a period of time;

               *    requiring a minimum  time period  between each  transfer;

               * limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

               * limiting the dollar amount that you may transfer at any one time.

         To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

         We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

         Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

         Our policies and procedures do not apply to the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

         Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

                       TELEPHONE AND INTERNET TRANSACTIONS

         THE BASICS. You can request certain transactions by telephone or at www.jnlny.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnlny.com.

         WHAT YOU CAN DO AND HOW. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

         WHAT YOU CAN DO AND WHEN. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

         Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

         HOW TO CANCEL A TRANSACTION. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

         OUR PROCEDURES. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

         We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

         Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

         You can have access to the money in your Contract:

               *    by making either a partial or complete withdrawal,

               *    by electing the Systematic Withdrawal Program,

               *    by  electing  a  Guaranteed   Minimum   Withdrawal   Benefit
                    ("GMWB"), or

               *    by electing to receive income payments.

         Your Beneficiary can have access to the money in your Contract when a death benefit is paid.


         Except in connection with certain withdrawals associated with a GMWB or withdrawals made to satisfy minimum distribution requirements of the Internal Revenue Code, a withdrawal before the end of the sixth Contract month will affect the Aggregate Premium as re-determined at the end of the sixth Contract Month, and may result in a higher Mortality and Expense Risk Charge, depending on the amount of the newly determined Aggregate Premium and where it falls within the breakpoint schedule (please see "Mortality and Expense Risk Charge" beginning on page 13 for more information). At the end of the sixth Contract Month, the Aggregate Premium is re-determined to equal:


               *    The actual Premium paid to date;

               * Less total partial withdrawals to date unless one of the two following conditions apply:


                         1. Total partial withdrawals are less than the maximum annual withdrawal permitted in accordance with the GMWB, if applicable. The following rules apply in determining the amount of total partial withdrawals:

                              a. Partial Withdrawals are assumed to be the total amount withdrawn from the Contract, including any Withdrawal Charges and Interest Rate Adjustments; and

                              b.  All withdrawals including systematic
                                  withdrawals, required minimum distributions prior to the Income Date, withdrawals of asset allocation and advisory fees, and free withdrawals are counted toward the total amount withdrawn.

                         Or


                         2. All partial withdrawals taken during the first six Contract Months are made to satisfy required minimum distributions under the Internal Revenue Code for each applicable calendar year spanned by the six Contract Month period.


         Withdrawals under the Contract may also be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, MINUS any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment. For more information about withdrawal charges, please see "Withdrawal Charge" beginning on page 15.


         Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

         Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal. If you are not specific, your withdrawal will be taken from your allocations to the Investment Divisions and Fixed Account based on the proportion their respective values bear to the Contract Value. With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

         If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

         INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. FOR MORE INFORMATION, PLEASE SEE "TAXES" BEGINNING ON PAGE 49.

         WAIVER OF WITHDRAWAL CHARGES FOR EXTENDED CARE. We will waive the withdrawal charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Fixed Account and Investment Divisions that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your Contract.

         GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

         A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.

         Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

         The 5% For Life GMWB with the Joint Option available only to spouses differs from the 5% For Life GMWB without the Joint Option available to spouses and unrelated parties and enjoys the following advantages:


               o If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 38.)


               o If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWB without the Joint Option).

         GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the date on which the Owner attains age 90 under a Non-Qualified Contract, unless otherwise approved by the Company, or such earlier date as required by the applicable qualified plan, law or regulation.

         Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your Jackson National Life of NY representative whether a GMWB is even suitable for you. Consultation with your financial and tax advisor is also recommended.


         These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date. To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation. After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date. Please also see "Extension of Latest Income Date" beginning on page 52 for further information regarding possible adverse tax consequences of extending the Latest Income Date.


         In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

         5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP. THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX A THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. THE 5% GMWB WITH ANNUAL STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB With Annual Step-Up cannot be canceled. If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value on the date the endorsement is added to the Contract. THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

         Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

         Withdrawal charges and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract. For certain tax-qualified Contracts, the 5% GMWB With Annual Step-Up allows for withdrawals greater than GAWA to meet the required minimum distribution (RMD) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 3, 4, and 6 in Appendix A supplement this description.

         Premiums are accepted during the first six Contract Months only; however, any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments.

         If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S) AND EVEN RESET TO THE THEN CURRENT CONTRACT VALUE, LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 3, 4 and 6 in Appendix A illustrate the impact of such withdrawals.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

               * the GWB prior to the partial withdrawal less the partial withdrawal; or

               *    zero.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

               *    the Contract Value after the partial withdrawal; or

               * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

         If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

               *    the GAWA prior to the partial withdrawal; or

               *    the GWB after the partial withdrawal.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

               *    the GAWA prior to the partial withdrawal, or

               *    the GWB after the partial withdrawal, or

               *    5% of the Contract Value after the partial withdrawal.

         For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges and Interest Rate Adjustments.


         Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts - Withdrawals and Income Payments" beginning on page 50. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts - Withdrawals and Income Payments" beginning on page 51.


         REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the sole responsibility of the Owner.

         Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

                  Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMD requirements for calendar years 2005 and 2006 are 14 and 16, respectively.

                  If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

         An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

                  The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

                  If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

         EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX A, PARTICULARLY EXAMPLES 3, 4, AND 6. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 5% GMWB WITH ANNUAL STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.

         STEP-UPS. Step-ups with the 5% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 5% of the new GWB or GAWA before step-up. Step-ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. UPON ELECTION OF A STEP-UP, THE GWMB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED above. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

         SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

         TERMINATION. The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly statement charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up. The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or upon the first date both the GWB and Contract Value equal zero - whichever occurs first.

         CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

         All other rights under your Contract cease and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

         ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

         FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Annuitant) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

         This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

         SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT

         IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 27 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


         EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP. The following description of this GMWB is supplemented by the examples in Appendix A, particularly examples 5 and 6 for the Step-Ups and examples 7 and 8 for the For Life guarantees. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

               * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

                        The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There is also another GMWB option for joint owners that are spouses, as described below.

                        For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                        The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

                        So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

               OR

               *    Until  all   withdrawals   under  the  Contract   equal  the
                    Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                        The GWB is the guaranteed amount available for future periodic withdrawals.

               BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

         Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

         This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

         There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

         ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                          --------------------------------------
           WHEN THIS GMWB IS ADDED TO THE The GWB equals initial premium net of
           CONTRACT ON THE ISSUE DATE -   any applicable premium taxes.

                                          The GAWA equals 5% of the GWB.
                                          --------------------------------------

                                          --------------------------------------
          WHEN THIS GMWB IS ADDED TO THE The GWB equals Contract Value. CONTRACT ON ANY CONTRACT
          ANNIVERSARY -                   The GAWA equals 5% of the GWB.
                                          --------------------------------------

         PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

         Premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value on the date the endorsement is added to the Contract. THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

         WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

         REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 3, 4 and 6 in Appendix A supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                           -------------------------------------
         WHEN A WITHDRAWAL, PLUS ALL       The GWB is recalculated, equaling the
         PRIOR WITHDRAWALS IN THE          greater of:
         CURRENT CONTRACT YEAR, IS LESS
         THAN OR EQUAL TO THE GREATER OF       * The GWB before the withdrawal
         THE GAWA OR RMD, AS APPLICABLE -        less the withdrawal; OR
                                               * Zero.

                                           The GAWA:
                                               * Is unchanged WHILE THE FOR
                                                 LIFE GUARANTEE IS IN
                                                 effect; OTHERWISE
                                               * Is recalculated, equaling
                                                 the lesser of the GAWA
                                                 before the withdrawal, or
                                                 the GWB after the
                                                 withdrawal.
                                           -------------------------------------

         The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

         Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value. The GAWA is also potentially impacted.

                                           -------------------------------------
         WHEN A WITHDRAWAL, PLUS ALL       The GWB is recalculated, equaling the
         PRIOR WITHDRAWALS IN THE          lesser of:
         CURRENT CONTRACT YEAR, EXCEEDS
         THE GREATER OF THE GAWA OR RMD,       * Contract Value after the
         AS APPLICABLE -                         withdrawal; OR
                                               * The greater of the GWB before
                                                 the withdrawal less the
                                                 withdrawal, or zero.

                                           The GAWA is recalculated, equaling
                                           the lesser of:
                                               * 5% of the Contract Value after
                                                 the withdrawal; OR
                                               * The greater of 5% of the GWB
                                                 after the withdrawal, or zero.
                                           -------------------------------------

         Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 10.


         Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts - Withdrawals and Income Payments" beginning on page 50. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts - Withdrawals and Income Payments" beginning on page 51.


              ------------------------------------------------------------------
              RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the sole responsibility of the Owner.

              Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

                   Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

                   If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn
                   15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

              AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

                   The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

                   If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007
                   RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

              Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix A, particularly examples 3, 4, and 6. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
              ------------------------------------------------------------------

         PREMIUMS.

                                           -------------------------------------
         PREMIUMS ARE ACCEPTED DURING      The GWB is recalculated, increasing
         THE FIRST SIX CONTRACT MONTHS     by the amount of the premium net of
         ONLY; HOWEVER, WITH EACH          any applicable premium taxes.
         SUBSEQUENT PREMIUM PAYMENT ON
         THE CONTRACT -                    The GAWA is also recalculated,
                                           increasing by:
                                               * 5% of the premium net of any
                                                 applicable premium taxes; OR
                                               * 5% of the increase in the GWB
                                                 - IF THE MAXIMUM GWB IS HIT.
                                           -------------------------------------

         We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION.

         STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GWMB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

                                           -------------------------------------
         WITH A STEP-UP -                  The GWB equals Contract Value.

                                           The GAWA is recalculated, equaling
                                           the greater of:
                                              * 5% of the new GWB; OR
                                              * The GAWA before the Step-Up.
                                           -------------------------------------

         Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

         OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

         CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

                                           -------------------------------------
         AFTER EACH PAYMENT WHEN THE       The GWB is recalculated, equaling the
         CONTRACT VALUE IS ZERO -          greater of:
                                               * The GWB before the payment less
                                                 the payment; OR
                                               * Zero.

                                           The GAWA:
                                               * Is unchanged SO LONG AS THE FOR
                                                 LIFE GUARANTEE IS IN EFFECT;
                                                 OTHERWISE
                                               * Is recalculated, equaling the
                                                 lesser of the GAWA before, or
                                                 the GWB after, the payment.
                                           -------------------------------------

         If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. All optional endorsements terminate without value. And no other death benefit is payable.

         SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

               * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                    *    Upon the Owner's death, the For Life Guarantee is void.

                    * Only the GWB is payable while there is value to it (until depleted).

                    * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

                    * Contract Anniversaries will continue to be based on the Contract's Issue Date.

               *    Continue   the   Contract   WITHOUT   this  GMWB   (GMWB  is
                    terminated).

               * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


         For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 48.


         TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly statement charge and all benefits cease on the earliest of:

               *    The Income Date;

               * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               * The date of the Owner's death (or the first Owner's death with joint Owners), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

               * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

               * The date all obligations under this GMWB are satisfied after the Contract Value is zero.


         ANNUITIZATION. SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 27 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


         EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

         JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP. The description of this GMWB is supplemented by the examples in Appendix A, particularly examples 5 and 6 for the Step-Ups and example 8 for the For Life Guarantee.

         This GMWB is available for both non-qualified and tax-qualified Contracts. For non-qualified Contracts, there must be joint Owners and the joint Owners are required to be spouses (as defined under the Internal Revenue Code). Each joint Owner is considered to be a "Covered Life."

         The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

         This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

         Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

         For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

         For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

               * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

                           The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If the youngest Covered Life is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

                           So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

               OR

               *    Until  all   withdrawals   under  the  Contract   equal  the
                    Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                           The GWB is the guaranteed amount available for future periodic withdrawals.

         BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED IN THIS PROSPECTUS AND THE ENDORSEMENT.

         Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

         This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the Contract Value will be adjusted by the difference between the charges actually paid and the charges that would have been paid assuming the correct age. Future GMWB charges will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

         This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and it cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

         At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). Availability of this GMWB may be subject to further limitation.

         There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the maximum of the Guaranteed Annual Withdrawal Amount (GAWA) or the required minimum distribution. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

         ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                          --------------------------------------
         WHEN THIS GMWB IS ADDED TO       The GWB equals initial premium net of
         THE CONTRACT ON THE ISSUE DATE - any applicable premium taxes.

                                          The GAWA equals 5% of the GWB.
                                          --------------------------------------

                                          --------------------------------------
         WHEN THIS GMWB IS ADDED TO       The GWB equals Contract Value.
         THE CONTRACT ON ANY CONTRACT
         ANNIVERSARY -                    The GAWA equals 5% of the GWB.
                                          --------------------------------------


         PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

         Premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value on the date the endorsement is added to the Contract. THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

         WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

         REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 3, 4 and 6 in Appendix A supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                           -------------------------------------
         WHEN A WITHDRAWAL, PLUS ALL       The GWB is recalculated, equaling the
         PRIOR WITHDRAWALS IN THE          greater of:
         CURRENT CONTRACT YEAR, IS LESS        * The GWB before the withdrawal
         THAN OR EQUAL TO THE GREATER OF         less the withdrawal; OR
         THE GAWA OR RMD, AS APPLICABLE -      * Zero.

                                           The GAWA:
                                               * Is unchanged WHILE THE FOR LIFE
                                                 GUARANTEE IS IN EFFECT;
                                                 OTHERWISE
                                               * Is recalculated, equaling
                                                 the lesser of the GAWA
                                                 before the withdrawal, or
                                                 the GWB after the
                                                 withdrawal.
                                           -------------------------------------

         The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

         Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value. The GAWA is also potentially impacted.

                                           -------------------------------------
         WHEN A WITHDRAWAL, PLUS ALL       The GWB is recalculated, equaling the
         PRIOR WITHDRAWALS IN THE          lesser of:
         CURRENT CONTRACT YEAR, EXCEEDS
         THE GREATER OF THE GAWA OR RMD,       * Contract Value after the
         AS APPLICABLE -                         withdrawal; OR
                                               * The greater of the GWB before
                                                 the withdrawal less the
                                                 withdrawal, or zero.

                                           The GAWA is recalculated, equaling
                                           the lesser of:
                                               * 5% of the Contract Value after
                                                 the withdrawal; OR
                                               * The greater of 5% of the GWB
                                                 after the withdrawal, or zero.
                                           -------------------------------------



         Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 10.


         Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts - Withdrawals and Income Payments" beginning on page 50. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts - Withdrawals and Income Payments" beginning on page 51.


              ------------------------------------------------------------------
              RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the sole responsibility of the Owner.

              Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

                   Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

                   If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn
                   15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

              AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

                   The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

                   If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007
                   RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

              Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix A, particularly examples 3, 4, and 6. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
              ------------------------------------------------------------------

         PREMIUMS.

                                         ---------------------------------------
         PREMIUMS ARE ACCEPTED DURING    The GWB is recalculated, increasing by
         THE FIRST SIX CONTRACT MONTHS   the amount of the premium  net of any
         ONLY; HOWEVER, WITH EACH        applicable premium taxes.
         SUBSEQUENT PREMIUM PAYMENT
         ON THE CONTRACT -               The  GAWA is also recalculated,
                                         increasing by:
                                               * 5% of the premium net of any
                                                 applicable premium taxes; OR
                                               * 5% of the increase in the
                                                 GWB - IF THE MAXIMUM GWB IS
                                                 HIT.
                                         ---------------------------------------

         We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION.

         STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GWMB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

                                          --------------------------------------
         WITH A STEP-UP -                 The GWB equals Contract Value.

                                          The GAWA is recalculated, equaling the
                                          greater of:
                                               * 5% of the new GWB; OR
                                               * The GAWA before the Step-Up.
                                          --------------------------------------

         Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


         OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see pages 36 and 37 for information regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Annual Step-Up benefit.


         CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

                                           -------------------------------------
         AFTER EACH PAYMENT WHEN THE       The GWB is recalculated, equaling the
         CONTRACT VALUE IS ZERO -          greater of:
                                               * The GWB before the payment less
                                                 the payment; OR
                                               * Zero.

                                           The GAWA:
                                               * Is unchanged SO LONG AS THE FOR
                                                 LIFE GUARANTEE IS IN EFFECT;
                                                 OTHERWISE
                                               * Is recalculated, equaling the
                                                 lesser of the GAWA before, or
                                                 the GWB after, the payment.
                                           -------------------------------------

         If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. All optional endorsements terminate without value. And no other death benefit is payable.

         SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal beneficiary may elect to:

               * Continue the Contract WITH this GMWB - so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                    * If the surviving spouse is a Covered Life and the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. If the For Life Guarantee is not already in effect and the surviving spouse is a Covered Life, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest original Covered Life's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life Guarantee will be set on the effective date of the endorsement.

                         If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                    * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                    * Step-Ups will continue automatically or as permitted in accordance with the above rules for Step-Ups.

                    * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

                    * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

               * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

               * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.


         For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 48.


         TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly statement charge and all benefits cease on the earliest of:

               *    The Income Date;

               * The date of complete withdrawal of Contract Value (full surrender of the Contract);


               * The date of death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract, UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);


               * The Continuation Date if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

               * The date all obligations under this GMWB are satisfied after the Contract Value is zero.



         ANNUITIZATION. SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 27 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


         EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

         SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. If you have arranged for systematic withdrawals, schedule any planned Step-Up under a GMWB to occur prior to the withdrawal. Example 6 in Appendix A illustrates the consequences of a withdrawal preceding a Step-Up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

         SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

               * the New York Stock Exchange is closed (other than customary weekend and holiday closings);

               * under applicable SEC rules, trading on the New York Stock Exchange is restricted;

               * under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

               * the SEC, by order, may permit for the protection of Contract Owners.

         We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

         The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract's Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

         If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

         You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation, unless otherwise approved by the Company. Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

         At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

         You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $5,000 to apply toward an income option, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50.

         VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

               * the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

               * the amount of any applicable premium taxes or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;

               *    which income option you select; and

               * the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

         The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 2.50%.

         If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

         If assumed net investment rate is a lower percentage, for example, 3% versus 4.5% under a particular Annuity Option, the initial payment will be smaller if the 3% assumed net investment rate applies instead of the 4.5% assumed net investment rate, but, all other things being equal, the subsequent 3% assumed net investment rate payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage.

         We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

         INCOME OPTIONS. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

         OPTION 1 - Life Income. This income option provides monthly payments for your life.

         OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

         OPTION 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no higher than the rate used to calculate the initial payment.

         OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no higher than the rate used to calculate the initial payment.

         ADDITIONAL OPTIONS - We may make other income options available.

         No withdrawals are permitted during the income phase under an income option that is life contingent.

                                  DEATH BENEFIT

         The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Instead you may choose an optional death benefit for an additional charge. The optional death benefits are only available upon application, and once chosen, cannot be canceled. The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB.

         The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include any required interest from the date of death. The death benefit paid will be the basic death benefit unless you have selected one of the other death benefit endorsements. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Service Center in Denver, Colorado.

         BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

         The death benefit equals the Contract Value on the date we receive all required documentation from your Beneficiary.

         OPTIONAL DEATH BENEFITS. Optional death benefits are available that are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit. Optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

         For purposes of these optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deductions.

                  FOLLOWING ARE THE CALCULATIONS FOR THE OPTIONAL DEATH
                  BENEFITS:

                  RETURN OF PREMIUM DEATH BENEFIT, changes your basic death benefit to the greatest of:

                    (a) your Contract Value on the date we receive all required documentation from your Beneficiary; or

                    (b) total Net Premiums since your Contract was issued. All withdrawals will reduce this portion of the calculation in the same proportion that the Contract Value was reduced on the date of the withdrawal.

                  HIGHEST ANNIVERSARY VALUE DEATH BENEFIT, changes your basic death benefit to the greatest of:

                    (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

                    (b)  total Net Premiums since your Contract was issued; or

                    (c) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, MINUS any withdrawals (including any applicable withdrawal charges and adjustments), PLUS any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

         PAYOUT OPTIONS. The basic death benefit and the optional death benefits can be paid under one of the following payout options:

               *    single lump sum payment; or

               * payment of entire death benefit within 5 years of the date of death; or

               * payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

         Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.


         Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 48.


         PRE-SELECTED PAYOUT OPTIONS. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

         SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Moreover, if the Contract has another optional death benefit (instead of the basic death benefit), we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

         If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

         If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. However, a GMWB will terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. The Contract, and its optional benefits, remains the same, except as described above. There is no charge for the Spousal Continuation Option; however, your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

         The Special Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.

         DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

         DEATH OF ANNUITANT. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

         If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

                                      TAXES

         THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

         CONTRACT OWNER TAXATION

         TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

         If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

         The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

         NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

         NON-QUALIFIED CONTRACTS - AGGREGATION OF CONTRACTS. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

         NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

         The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

               *    paid on or after the date you reach age 59 1/2;

               *    paid to your Beneficiary after you die;

               * paid if you become totally disabled (as that term is defined in the Code);

               * paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

               *    paid under an immediate annuity; or

               *    which come from premiums made prior to August 14, 1982.

         NON-QUALIFIED CONTRACTS - REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

         The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

         TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

               *    reaches age 59 1/2;

               *    leaves his/her job;

               *    dies;

               *    becomes disabled (as that term is defined in the Code); or

               * experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

         WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

         CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

               * there was a written agreement providing for payments of the fees solely from the annuity Contract,

               *    the Contract Owner had no liability for the fees, and

               * the fees were paid solely from the annuity Contract to the adviser.

         EXTENSION OF LATEST INCOME DATE. If you do not annuitize your non-qualified Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

         DEATH BENEFITS. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

         ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

         DIVERSIFICATION. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

         OWNER CONTROL. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson National Life of NY regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

         The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 3 Investment Divisions and at least one Fixed Account option. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

         The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National Life of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

         WITHHOLDING. In general, distributions from a Contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

         Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

         The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

               (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

               (b)  a required minimum distribution;

               (c)  a hardship withdrawal; or

               (d)  the non-taxable portion of a distribution.

         JNLNY TAXATION

         We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. (We do impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, but the "Federal
         (DAC) Tax Charge" merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

         In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called "Federal (DAC) tax charge" under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

                                OTHER INFORMATION

         DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account options from the one-year Fixed Account or any of the Investment Divisions. If the Fixed Account options are not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Fixed Account or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain restrictions may apply.

         EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the one year Fixed Account Option). There is no charge for Earnings Sweep.

         REBALANCING. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account (if currently available) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. There is no charge for Rebalancing.

         Dollar Cost Averaging and Automatic Rebalancing are mutually exclusive; therefore, you may select only one. You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

         FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

               *    the Contract Value, PLUS

               * any fees (other than asset-based fees) and expenses deducted from the premiums.


         We will determine the Contract Value in the Investment Divisions as of the date the Contract was mailed or the date you return it to the selling agent.


         ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

               * TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

               * STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

               * NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment
                    Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

               * YIELD refers to the income generated by an investment over a given period of time.

         Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

         MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

         LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson National Life Insurance Company of New York is a party.

         Jackson National Life Insurance Company ("Jackson National" or "JNL"), Jackson National Life of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against JNL asserts various theories of liability and purports to be filed on behalf of individuals or differing classes persons in the United States who purchased either life insurance or annuity products from JNL during periods ranging from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson National on a non-material basis, or is being vigorously defended. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

         COLLECTION OF NONPUBLIC PERSONAL INFORMATION. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

               * Information we receive from you on applications or other forms;

               *    Information about your transactions with us;

               *    Information we receive from a consumer reporting agency;

               *    Information   we  obtain  from  others  in  the  process  of
                    verifying information you provide us; and

               * Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

         DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION. We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

         In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

         We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

         We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

         SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION. We HAVE SECURITY PRACTICES AND procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

         We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History                                             2

Services                                                                    2

Purchase of Securities Being Offered                                        2

Underwriters                                                                2

Calculation of Performance                                                  3

Additional Tax Information                                                  4

Annuity Provisions                                                          14

Net Investment Factor                                                       15

Financial Statements                                                        16

                                   APPENDIX A

                            GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a 5% GMWB when you purchased your Contract, no other optional benefits were elected, your initial premium payment was $100,000, your GAWA is greater than your RMD at the time a withdrawal is requested, and all partial withdrawals requested include any applicable charges. The examples also assume that the GMWB and any For Life guarantee have not been terminated as described in the Access to Your Money section of this prospectus.

EXAMPLE 1: AT ELECTION, YOUR GWB AND GAWA ARE DETERMINED.

     *    Example 1a: If the GMWB is elected at issue:
          -    Your  initial  GWB is  $100,000,  which is your  initial  Premium payment.
          - Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
     * Example 1b: If the GMWB is elected after issue when the Contract Value is $105,000:
          - Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
          - Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

EXAMPLE 2: UPON PAYMENT OF A SUBSEQUENT PREMIUM, YOUR GWB AND GAWA ARE RE-DETERMINED. YOUR GWB IS SUBJECT TO A MAXIMUM OF $5,000,000.

     * Example 2a: If you make an additional Premium payment of $50,000 and your GWB is $100,000 at the time of payment:
          - Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).
          - Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
     * Example 2b: If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:
          - Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
          - Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

EXAMPLE 3: UPON WITHDRAWAL OF THE GUARANTEED AMOUNT (WHICH IS YOUR GAWA FOR ENDORSEMENTS FOR NON-QUALIFIED CONTRACTS OR WHICH IS THE GREATER OF YOUR GAWA OR YOUR RMD FOR THOSE GMWBS RELATED TO QUALIFIED CONTRACTS), YOUR GWB AND GAWA ARE RE-DETERMINED.

     * Example 3a: If you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
          - Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
          - Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
          - If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, prior to the Latest Income Date.

     * Example 3b: If you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and your RMD provision is in effect for your endorsement:
          - Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
          - Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
          - If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and the amount of the final withdrawal would be less than your GAWA (and equal to your remaining GWB) if your endorsement is not a For Life GMWB or if your endorsement is a For Life GMWB and the For Life Guarantee is not in effect. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, prior to the Latest Income Date.
     *    Notes:
          - If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your new GWB.
          - Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 4: UPON WITHDRAWAL OF AN AMOUNT THAT EXCEEDS YOUR GUARANTEED AMOUNT (AS DEFINED IN EXAMPLE 3), YOUR GWB AND GAWA ARE RE-DETERMINED.

     * Example 4a: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $120,000 and your GWB is $100,000:
          - Your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($120,000 - $10,000 = $110,000).
          - Your GAWA is recalculated based on the type of endorsement you have elected.
               + If your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($110,000*0.05 = $5,500). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal).
               + If your endorsement is a For Life GMWB, your GAWA is recalculated to equal $4,500, which is 5% of your new GWB ($90,000*0.05 = $4,500), and if the For Life Guarantee was effective prior to the withdrawal, it remains in effect. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years, prior to the Latest Income Date, to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.

     * Example 4b: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
          - Your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).
          - Your GAWA is recalculated based on the type of endorsement you have elected.
               + If your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or
                    2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB).
               + If your endorsement is a For Life GMWB, your GAWA is recalculated to equal $4,500, which is 5% of your new GWB ($90,000*0.05 = $4,500), and if the For Life Guarantee was effective prior to the withdrawal, it remains in effect. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years, prior to the Latest Income Date, to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.

     * Example 4c: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $90,000 and your GWB is $100,000:
          - Your new GWB is $80,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($90,000 - $10,000 = $80,000).
          - Your GAWA is recalculated based on the type of endorsement you have elected.
               + If your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,000, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or
                    2) 5% of your Contract Value after the withdrawal ($80,000*0.05 = $4,000). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($80,000 / $4,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal).
               + If your endorsement is a For Life GMWB, your GAWA is recalculated to equal $4,000, which is 5% of your new GWB ($80,000*0.05 = $4,000), and if the For Life Guarantee was effective prior to the withdrawal, it remains in effect. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years, prior to the Latest Income Date, to deplete your GWB ($80,000 / $4,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.
     *    Notes:
          - If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
          - Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 5: UPON STEP-UP, YOUR GWB AND GAWA ARE RE-DETERMINED.

     * Example 5a: If at the time of step-up your Contract Value is $200,000, your GWB is $100,000 and your GAWA is $5,000:
          - Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
          - Your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
          - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.
     * Example 5b: If at the time of step-up your Contract Value is $90,000, your GWB is $80,000 and your GAWA is $5,000:
          - Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
          - Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
          - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, prior to the Latest Income Date.
     *    Notes:
          - The election of an Owner-initiated step-up may result in an increase in the GMWB charge. If the charge does increase, a separate calculation would be recommended to establish if the step-up is a beneficial election.
          - Your GWB will only automatically step up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.

EXAMPLE 6: IMPACT OF THE ORDER OF TRANSACTIONS.

     * If prior to any transactions your Contract Value is $200,000, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to your GAWA ($5,000):
          - If you request the withdrawal after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value. At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
               Following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal  ($200,000  - $5,000 =  $195,000)  and your  GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and the amount of the final withdrawal would be less than your GAWA (and equal to your remaining GWB). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.
          - If you requested the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value. At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, prior to the Latest Income Date.
     *    Notes:
          - As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA. If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up does not increase your GAWA or the withdrawal requested is greater than your new GAWA, your GAWA resulting from the transactions is the same regardless of the order of the transactions.
          - This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
          - The election of an Owner-initiated step-up may result in an increase in the GMWB charge.
          - Your GWB will only automatically step up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
          - If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
          - Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 7: FOR LIFE GUARANTEE BECOMES EFFECTIVE AFTER THE EFFECTIVE DATE OF THE ENDORSEMENT. AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, YOUR GAWA IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB.)

     * Example 7a: If on the Contract Anniversary on or immediately following your 65th birthday your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
          - Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
          - The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).
     * Example 7b: If your Contract Value has fallen to $0 prior to the Contract Anniversary on or immediately following your 65th birthday, your GWB is $50,000 and your GAWA is $5,000:
          - You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.
          - The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.
     * Example 7c: If on the Contract Anniversary on or immediately following your 65th birthday, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
          - Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
          - The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).
          - Although your GAWA is $0, upon step-up your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option).
     *    Notes:
          - For endorsements with a Joint Option, your GAWA is recalculated and the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday.

EXAMPLE 8: FOR LIFE GUARANTEE ON A FOR LIFE GMWB WITH JOINT OPTION. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB WITH JOINT OPTION.)

     * If at the time of the first death of the Covered Lives the Contract Value is $105,000, your GWB is $100,000, and your GAWA is $5,000:
          - The spouse may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 65. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life.
          -    Your GWB remains $100,000 and your GAWA remains $5,000.

                                                           APPENDIX B



             ABN AMRO Financial Services, Inc.                                           Met Life Securities Inc.
                       Advest, Inc.                                                        Morgan Peabody, Inc.
                 A.G. Edwards & Sons, Inc.                                              Mutual Service Corporation
             American General Securities, Inc.                                         National Planning Corporation
       American Portfolios Financial Services, Inc.                                        NFP Securities, Inc.
                  B. C. Ziegler & Company                                                   Ogilvie Securities
               BancWest Investment Services                                         Packerland Brokerage Services, Inc.
                 Blue Vase Securities, LLC                                              PFIC Securities Corporation
                    Centaurus Financial                                               Planning Corporation of America
               Chevy Chase Securities, Inc.                                                Pride Financial, LLC
            Commonwealth Financial Group, Inc.                                         Prime Capital Services, Inc.
                  CUSO Financial Services                                                   Pro Equities, Inc.
             Ferris, Baker, Watts Incorporated                                       Raymond James & Associates, Inc.
               Fifth Third Securities, Inc.                                           Sammons Securities Company, LLC
               FNB Brokerage Services, Inc.                                              Securities America, Inc.
              Geneos Wealth Management, Inc.                                         Securities Service Network, Inc.
               Great American Advisors, Inc.                                            Sigma Financial Corporation
              G.W. Sherwold Associates, Inc.                                             Signator Investors, Inc.
              Hantz Financial Services, Inc.                                               SII Investments, Inc.
                Hibernia Investments L.L.C.                                                 Sky Insurance Inc.
                    ICBA Ins. Services                                           Stifel, Nicolaus & Company, Incorporated
                   IFMG Securities, Inc.                                              Talbot Financial Services, Inc.
                Innovative Securities, Inc.                                          Thrivent Financial for Lutherans
            Investment Centers of America, Inc.                                       UBOC Investment Services, Inc.
                  Investors Capital Corp.                                          UVEST Financial Services Group, Inc.
                   Inter Securities Inc.                                                 Valmark Securities, Inc.
                  Invest Financial Corp.                                                Vanderbilt Securities, LLC
          Jefferson Pilot Securities Corporation                                         Wachovia Securities, LLC
             J.J.B. Hilliard, W.L. Lyons, Inc.                                        Walnut Street Securities, Inc.
          Lincoln Financial Advisors Corporation                                     Waterstone Financial Group, Inc.
             Lincoln Investment Planning, Inc.                                       Webster Investment Services, Inc.
                Linsco/Private Ledger Corp.                                                WM Financial Services
                McDonald Investments, Inc.



----------------------------------------------------------------------------------------------------------------------
QUESTIONS:  If you have any questions about your Contract, you may contact us at:


JACKSON OF NY SERVICE CENTER:                               1 (800) 599-5651 (8 a.m. - 8 p.m. ET)

             MAIL ADDRESS:                                  P.O. Box 378004, Denver, CO 80237-8004

             DELIVERY ADDRESS:                              7601 Technology Way Denver, CO 80237

JACKSON OF NY IMG SERVICE CENTER:                           1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank
or another financial institution)

             MAIL ADDRESS:                                  P.O. Box 33178, Detroit, MI 48232-5178

             DELIVERY ADDRESS:                              c/o Standard Federal Bank, Drawer 5178
                                                            12425 Merriman Road, Livonia, MI 48150

HOME OFFICE:                                                2900 Westchester Avenue, Purchase, NY 10577

----------------------------------------------------------------------------------------------------------------------


                       STATEMENT OF ADDITIONAL INFORMATION


                                DECEMBER 19, 2006




             INDIVIDUAL AND GROUP MODIFIED SINGLE PREMIUM FIXED AND
                       VARIABLE DEFERRED ANNUITY CONTRACTS
                     ISSUED BY THE JNLNY SEPARATE ACCOUNT I
            OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(R)




This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated December 19, 2006. The Prospectus may be obtained from Jackson National Life Insurance Company of New York by writing P.O. Box 378004, Denver, Colorado 80237-8004, or calling 1-800-599-5651. Not all Investment Divisions described in this SAI may be available for investment.







                                TABLE OF CONTENTS
                                                                           PAGE

General Information and History                                              2

Services                                                                     2

Purchase of Securities Being Offered                                         2

Underwriters                                                                 2

Calculation of Performance                                                   3

Additional Tax Information                                                   4

Annuity Provisions                                                          14

Net Investment Factor                                                       15

Financial Statements                                                        16

GENERAL INFORMATION AND HISTORY

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson National Life Insurance Company of New York (Jackson National Life(R) of
NY). In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson National Life of NY is a wholly owned subsidiary of Jackson National Life Insurance Company(R), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.


THE FOLLOWING DISCLOSURE APPLIES TO THE JNL/S&P MODERATE RETIREMENT STRATEGY FUND, THE JNL/S&P MODERATE GROWTH RETIREMENT STRATEGY FUND, AND THE JNL/S&P GROWTH RETIREMENT STRATEGY FUND.


iShares(R) is a registered mark of Barclays Global Investors, N.A. ("BGI"). Neither BGI nor the iShares(R) FuNds make any representations regarding the advisability of investing in the Fund.

SPDRs(R) is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by PDR Services LLC ("PDR") and the American Stock Exchange LLC ("AMEX") in connection with the listing and trading of SPDRs on the AMEX. These products are not sponsored, sold or endorsed by S&P, a division of The McGraw-Hill companies, Inc., and S&P makes no representation regarding the advisability of investing in them. The Funds are not sponsored, endorsed, sold or promoted by PDR. PDR makes no representations or warranties to the shareholders of the Funds or any member of the public regarding the advisability of investing in the Funds or the SPDRs. PDR has no obligation or liability in connection with the operation, marketing, or trading of the Funds.

Vanguard(R) and VIPERs(R) are trademarks of The Vanguard Group, Inc. ("Vanguard"). The Funds are not sponsored, endorsed, sold, or promoted by Vanguard. Vanguard makes no representations or warranties to the shareholders of the Funds or any member of the public regarding the advisability of investing in the Funds or the VIPERs. Vanguard has no obligation or liability in connection with the operation, marketing, or trading of the Funds.

SERVICES

Jackson National Life of NY is the custodian of the assets of the Separate Account. Jackson National Life of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.


The financial statements of JNLNY Separate Account I and Jackson National Life of NY for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 303 East Wacker Drive, Chicago, Illinois 60601.


PURCHASE OF SECURITIES BEING OFFERED

The Contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237. JNLD is a subsidiary of Jackson National Life Insurance Company.

We expect to compensate broker/dealers selling the Contracts.

CALCULATION OF PERFORMANCE

When Jackson National Life of NY advertises performance for an Investment Division, we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson National Life of NY may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson National Life of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson National Life of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                       6
            (  a-b    )
YIELD = 2  [(  --- + 1) -1]
            (  cd     )

Where:

       a              =            net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
       b              =            expenses for the Investment Division accrued for the period (net of reimbursements).
       c              =            the average daily number of accumulation units outstanding during the period.
       d              =            the maximum offering price per accumulation unit on the last day of the period.

The maximum withdrawal charge is 5%.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund. The yield on amounts held in the Investment Divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL LIFE OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

JACKSON NATIONAL LIFE OF NY'S TAX STATUS

Jackson National Life of NY is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National Life of NY and its operations form a part of Jackson National Life of NY.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires Jackson National Life of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson National Life of NY intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson National Life of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson National Life of NY or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers 3 Investment Divisions and at least one Fixed Account option. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner is permitted to make up to 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National Life of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson National Life of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract. Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange. In response to the CONWAY decision, the IRS issued Notice 2003-51 announcing that pending the publication of final regulations, the IRS will consider all the facts and circumstances, using general principles of tax law, to determine whether a partial exchange and a subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the date on which the partial exchange was completed should be treated as an integrated transaction. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

TAX-QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

TAX TREATMENT OF WITHDRAWALS

NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

TAX-QUALIFIED CONTRACTS

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) upon separation from service after attainment of age 55, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

TYPES OF TAX-QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National Life of NY's administrative procedures. Jackson National Life of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson National Life of NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National Life of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit - Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans - Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the elective deferral limitation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000 for 2002 and by additional $1,000 increments through 2006, when the catch-up contribution will by $5,000.

         The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

         In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

               *     attains age 70 1/2,

               *     severs employment,

               *     dies, or

               * suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

ANNUITY PROVISIONS

VARIABLE ANNUITY PAYMENT

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment. That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment. The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

ANNUITY UNIT VALUE

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established. The value may increase or decrease from one business day to the next. The income option tables contained in the Contract are based on a 2.5% per annum assumed investment rate.

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 2.5% per annum.

NET INVESTMENT FACTOR

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

                  (1) the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus

                  (2) the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

                  (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National Life of NY during the valuation period which are determined by Jackson National Life of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National Life of NY for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

                            JNLNY Separate Account I

                                 [INSERT LOGO]

                              Financial Statements

                               December 31, 2005

JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005


                                                     JNL/AIM           JNL/AIM           JNL/AIM           JNL/Alger
                                                    Large Cap        Real Estate         Small Cap           Growth
                                                 Growth Portfolio     Portfolio       Growth Portfolio     Portfolio
                                                 ----------------------------------  ------------------------------------
ASSETS
Investments, at value (a)                            $ 4,672,349       $ 1,178,857        $ 3,487,513        $ 7,244,750
Receivables:
   Dividend receivable                                         -                 -                  -                  -
   Investment securities sold                                379               925                252              2,411
   Sub-account units sold                                 11,409            11,687                  -                 72
                                                 ----------------  ----------------  -----------------  -----------------
TOTAL ASSETS                                           4,684,137         1,191,469          3,487,765          7,247,233
                                                 ----------------  ----------------  -----------------  -----------------

LIABILITIES
Payables:
   Investment securities purchased                        11,409            11,687                  -                 72
   Sub-account units redeemed                                142               866                 80              2,107
   Insurance fees due to Jackson National
      Life of New York                                       237                59                172                304
                                                 ----------------  ----------------  -----------------  -----------------
TOTAL LIABILITIES                                         11,788            12,612                252              2,483
                                                 ----------------  ----------------  -----------------  -----------------
Net assets (Note 7)                                  $ 4,672,349       $ 1,178,857        $ 3,487,513        $ 7,244,750
------------------------------------------------ ================  ================  =================  =================


(a)  Investment shares                                   373,489           100,757            257,952            416,604
       Investments at cost                           $ 4,110,584       $ 1,109,801        $ 3,030,282        $ 7,010,562




                                                    JNL/Alliance         JNL/Eagle        JNL/Eagle           JNL/FMR
                                                      Capital           Core Equity        SmallCap           Balanced
                                                  Growth Portfolio       Portfolio     Equity Portfolio      Portfolio
                                                 -------------------  ---------------- -----------------  -----------------
ASSETS
Investments, at value (a)                                       $ -       $ 4,511,844       $ 4,321,887        $ 8,698,684
Receivables:
   Dividend receivable                                            -                 -                 -                  -
   Investment securities sold                                     -               457               401             44,945
   Sub-account units sold                                         -             7,606                11                 50
                                                 -------------------  ---------------- -----------------  -----------------
TOTAL ASSETS                                                      -         4,519,907         4,322,299          8,743,679
                                                 -------------------  ---------------- -----------------  -----------------

LIABILITIES
Payables:
   Investment securities purchased                                -             7,606                11                 50
   Sub-account units redeemed                                     -               240               206             44,512
   Insurance fees due to Jackson National
      Life of New York                                            -               217               195                433
                                                 -------------------  ---------------- -----------------  -----------------
TOTAL LIABILITIES                                                 -             8,063               412             44,995
                                                 -------------------  ---------------- -----------------  -----------------
Net assets (Note 7)                                             $ -       $ 4,511,844       $ 4,321,887        $ 8,698,684
------------------------------------------------ ===================  ================ =================  =================


(a)  Investment shares                                            -           294,315           214,699            788,639
       Investments at cost                                      $ -       $ 4,157,514       $ 3,679,318        $ 7,529,932




                                                                        JNL/Franklin
                                                      JNL/FMR            Templeton
                                                   Capital Growth        Small Cap
                                                     Portfolio        Value Portfolio
                                                 ------------------- -------------------
ASSETS
Investments, at value (a)                               $ 5,603,831           $ 522,202
Receivables:
   Dividend receivable                                            -                   -
   Investment securities sold                                   269                  32
   Sub-account units sold                                        13               1,000
                                                 ------------------- -------------------
TOTAL ASSETS                                              5,604,113             523,234
                                                 ------------------- -------------------

LIABILITIES
Payables:
   Investment securities purchased                               13               1,000
   Sub-account units redeemed                                    39                   4
   Insurance fees due to Jackson National
      Life of New York                                          230                  28
                                                 ------------------- -------------------
TOTAL LIABILITIES                                               282               1,032
                                                 ------------------- -------------------
NET ASSETS (NOTE 7)                                     $ 5,603,831           $ 522,202
------------------------------------------------ =================== ===================


(a)  Investment shares                                      337,784              47,344
       Investments at cost                              $ 7,450,967           $ 510,377


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005


                                              JNL/Goldman        JNL/JPMorgan        JNL/JPMorgan           JNL/
                                             Sachs Mid Cap      International       International      Lazard Mid Cap
                                            Value Portfolio    Equity Portfolio    Value Portfolio    Value Portfolio
                                            ----------------  -------------------  -----------------  -----------------
ASSETS
Investments, at value (a)                         $ 443,454          $ 3,690,140        $ 5,673,494        $ 8,755,397
Receivables:
   Dividend receivable                                    -                    -                  -                  -
   Investment securities sold                            28                  470             17,459              2,435
   Sub-account units sold                             1,000                3,803             11,691                364
                                            ----------------  -------------------  -----------------  -----------------
TOTAL ASSETS                                        444,482            3,694,413          5,702,644          8,758,196
                                            ----------------  -------------------  -----------------  -----------------

LIABILITIES
Payables:
   Investment securities purchased                    1,000                3,803             11,691                364
   Sub-account units redeemed                             3                  299             17,168              1,979
   Insurance fees due to Jackson National
      Life of New York                                   25                  171                291                456
                                            ----------------  -------------------  -----------------  -----------------
TOTAL LIABILITIES                                     1,028                4,273             29,150              2,799
                                            ----------------  -------------------  -----------------  -----------------
NET ASSETS (NOTE 7)                               $ 443,454          $ 3,690,140        $ 5,673,494        $ 8,755,397
------------------------------------------  ================  ===================  =================  =================


(a)  Investment shares                               38,934              306,745            518,601            646,632
       Investments at cost                        $ 425,678          $ 3,111,808        $ 4,730,480        $ 9,117,239



                                                   JNL/              JNL/MCM           JNL/MCM             JNL/MCM
                                             Lazard Small Cap           25            Bond Index       Communications
                                              Value Portfolio       Portfolio         Portfolio       Sector Portfolio
                                            --------------------  ---------------  ----------------- --------------------
ASSETS
Investments, at value (a)                           $ 5,876,009     $ 21,624,529        $ 9,541,804            $ 477,441
Receivables:
   Dividend receivable                                        -                -                  -                    -
   Investment securities sold                               699            5,632              3,730                  116
   Sub-account units sold                                    28           55,885            100,756                    -
                                            --------------------  ---------------  ----------------- --------------------
TOTAL ASSETS                                          5,876,736       21,686,046          9,646,290              477,557
                                            --------------------  ---------------  ----------------- --------------------

LIABILITIES
Payables:
   Investment securities purchased                           28           55,885            100,756                    -
   Sub-account units redeemed                               399            4,501              3,227                   93
   Insurance fees due to Jackson National
      Life of New York                                      300            1,131                503                   23
                                            --------------------  ---------------  ----------------- --------------------
TOTAL LIABILITIES                                           727           61,517            104,486                  116
                                            --------------------  ---------------  ----------------- --------------------
NET ASSETS (NOTE 7)                                 $ 5,876,009     $ 21,624,529        $ 9,541,804            $ 477,441
------------------------------------------  ====================  ===============  ================= ====================


(a)  Investment shares                                  460,142        1,338,980            887,610              107,532
       Investments at cost                          $ 5,956,476     $ 19,620,379        $ 9,623,320            $ 496,419



                                                                         JNL/MCM
                                                  JNL/MCM               Enhanced
                                              Consumer Brands         S&P 500 Stock
                                              Sector Portfolio       Index Portfolio
                                            ---------------------  --------------------
ASSETS
Investments, at value (a)                              $ 625,268           $ 3,416,380
Receivables:
   Dividend receivable                                         -                     -
   Investment securities sold                                 84                   367
   Sub-account units sold                                    564                 7,735
                                            ---------------------  --------------------
TOTAL ASSETS                                             625,916             3,424,482
                                            ---------------------  --------------------

LIABILITIES
Payables:
   Investment securities purchased                           564                 7,735
   Sub-account units redeemed                                 52                   192
   Insurance fees due to Jackson National
      Life of New York                                        32                   175
                                            ---------------------  --------------------
TOTAL LIABILITIES                                            648                 8,102
                                            ---------------------  --------------------
NET ASSETS (NOTE 7)                                    $ 625,268           $ 3,416,380
------------------------------------------  =====================  ====================


(a)  Investment shares                                    55,728               410,623
       Investments at cost                             $ 630,430           $ 3,377,034



                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005


                                                JNL/MCM            JNL/MCM            JNL/MCM            JNL/MCM
                                               Financial            Global           Healthcare       International
                                            Sector Portfolio     15 Portfolio     Sector Portfolio   Index Portfolio
                                            -----------------  -----------------  -----------------  ----------------
ASSETS
Investments, at value (a)                          $ 944,705       $ 20,182,095        $ 4,423,784      $ 16,988,988
Receivables:
   Dividend receivable                                     -                  -                  -                 -
   Investment securities sold                            124             10,321                895            18,835
   Sub-account units sold                                  -             28,887              1,089            15,548
                                            -----------------  -----------------  -----------------  ----------------
TOTAL ASSETS                                         944,829         20,221,303          4,425,768        17,023,371
                                            -----------------  -----------------  -----------------  ----------------

LIABILITIES
Payables:
   Investment securities purchased                         -             28,887              1,089            15,548
   Sub-account units redeemed                             71              9,254                654            17,940
   Insurance fees due to Jackson National
      Life of New York                                    53              1,067                241               895
                                            -----------------  -----------------  -----------------  ----------------
TOTAL LIABILITIES                                        124             39,208              1,984            34,383
                                            -----------------  -----------------  -----------------  ----------------
NET ASSETS (NOTE 7)                                $ 944,705       $ 20,182,095        $ 4,423,784      $ 16,988,988
------------------------------------------- =================  =================  =================  ================


(a)  Investment shares                                68,906          1,138,302            354,754         1,250,110
       Investments at cost                         $ 869,857       $ 17,222,406        $ 4,218,968      $ 16,565,832



                                                 JNL/MCM            JNL/MCM            JNL/MCM             JNL/MCM
                                                  JNL 5             Nasdaq(R)         Oil & Gas        S&P 400 MidCap
                                                Portfolio         15 Portfolio     Sector Portfolio    Index Portfolio
                                            ------------------ ------------------- -----------------  ------------------
ASSETS
Investments, at value (a)                        $ 61,447,960         $ 1,522,872       $ 5,399,728        $ 19,396,925
Receivables:
   Dividend receivable                                      -                   -                 -                   -
   Investment securities sold                          18,077                 420            15,072              12,841
   Sub-account units sold                              59,240              15,000             7,419              14,261
                                            ------------------ ------------------- -----------------  ------------------
TOTAL ASSETS                                       61,525,277           1,538,292         5,422,219          19,424,027
                                            ------------------ ------------------- -----------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                     59,240              15,000             7,419              14,261
   Sub-account units redeemed                          14,914                 340            14,789              11,833
   Insurance fees due to Jackson National
      Life of New York                                  3,163                  80               283               1,008
                                            ------------------ ------------------- -----------------  ------------------
TOTAL LIABILITIES                                      77,317              15,420            22,491              27,102
                                            ------------------ ------------------- -----------------  ------------------
NET ASSETS (NOTE 7)                              $ 61,447,960         $ 1,522,872       $ 5,399,728        $ 19,396,925
------------------------------------------- ================== =================== =================  ==================


(a)  Investment shares                              5,086,752             141,268           214,190           1,365,019
       Investments at cost                       $ 57,362,741         $ 1,441,974       $ 4,968,486        $ 17,238,121



                                                 JNL/MCM             JNL/MCM
                                                 S&P 500           Select Small
                                             Index Portfolio      Cap Portfolio
                                            -------------------  -----------------
ASSETS
Investments, at value (a)                         $ 26,373,741       $ 16,877,079
Receivables:
   Dividend receivable                                       -                  -
   Investment securities sold                           16,249              7,349
   Sub-account units sold                                8,541             16,227
                                            -------------------  -----------------
TOTAL ASSETS                                        26,398,531         16,900,655
                                            -------------------  -----------------

LIABILITIES
Payables:
   Investment securities purchased                       8,541             16,227
   Sub-account units redeemed                           14,864              6,468
   Insurance fees due to Jackson National
      Life of New York                                   1,385                881
                                            -------------------  -----------------
TOTAL LIABILITIES                                       24,790             23,576
                                            -------------------  -----------------
NET ASSETS (NOTE 7)                               $ 26,373,741       $ 16,877,079
------------------------------------------- ===================  =================


(a)  Investment shares                               2,469,451            858,448
       Investments at cost                        $ 25,262,356       $ 13,929,544

                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005


                                                 JNL/MCM            JNL/MCM           JNL/MCM           JNL/MCM
                                                Small Cap         Technology           Dow SM             S&P(R)
                                             Index Portfolio   Sector Portfolio     10 Portfolio      10 Portfolio
                                             ----------------- ------------------ -----------------  ---------------
ASSETS
Investments, at value (a)                        $ 16,351,971        $ 1,492,987      $ 21,024,094     $ 25,761,113
Receivables:
   Dividend receivable                                      -                  -                 -                -
   Investment securities sold                          10,677                213             6,080            7,054
   Sub-account units sold                               8,051              4,945            79,240           69,510
                                             ----------------- ------------------ -----------------  ---------------
TOTAL ASSETS                                       16,370,699          1,498,145        21,109,414       25,837,677
                                             ----------------- ------------------ -----------------  ---------------

LIABILITIES
Payables:
   Investment securities purchased                      8,051              4,945            79,240           69,510
   Sub-account units redeemed                           9,825                132             4,992            5,717
   Insurance fees due to Jackson National
      Life of New York                                    852                 81             1,088            1,337
                                             ----------------- ------------------ -----------------  ---------------
TOTAL LIABILITIES                                      18,728              5,158            85,320           76,564
                                             ----------------- ------------------ -----------------  ---------------
NET ASSETS (NOTE 7)                              $ 16,351,971        $ 1,492,987      $ 21,024,094     $ 25,761,113
-------------------------------------------  ================= ================== =================  ===============


(a)  Investment shares                              1,216,665            238,116         1,530,138        1,379,813
       Investments at cost                       $ 15,024,295        $ 1,437,127      $ 20,400,462     $ 18,357,186



                                                  JNL/MCM           JNL/MCM        JNL/Oppenheimer     JNL/Oppenheimer
                                                Value Line(R)         VIP           Global Growth           Growth
                                               25 Portfolio        Portfolio          Portfolio           Portfolio
                                             ------------------  ---------------  ------------------  -------------------
ASSETS
Investments, at value (a)                         $ 37,395,515      $ 6,588,978         $ 8,279,922          $ 1,853,303
Receivables:
   Dividend receivable                                       -                -                   -                    -
   Investment securities sold                           58,706            4,012               1,360                  271
   Sub-account units sold                              141,954            8,308                   -                    -
                                             ------------------  ---------------  ------------------  -------------------
TOTAL ASSETS                                        37,596,175        6,601,298           8,281,282            1,853,574
                                             ------------------  ---------------  ------------------  -------------------

LIABILITIES
Payables:
   Investment securities purchased                     141,954            8,308                   -                    -
   Sub-account units redeemed                           56,730            3,675                 936                  178
   Insurance fees due to Jackson National
      Life of New York                                   1,976              337                 424                   93
                                             ------------------  ---------------  ------------------  -------------------
TOTAL LIABILITIES                                      200,660           12,320               1,360                  271
                                             ------------------  ---------------  ------------------  -------------------
NET ASSETS (NOTE 7)                               $ 37,395,515      $ 6,588,978         $ 8,279,922          $ 1,853,303
-------------------------------------------  ==================  ===============  ==================  ===================


(a)  Investment shares                               2,357,851          542,303             611,968              196,950
       Investments at cost                        $ 29,625,337      $ 6,148,534         $ 6,679,932          $ 1,660,812



                                                JNL/PIMCO         JNL/Putnam
                                               Total Return          Equity
                                              Bond Portfolio       Portfolio
                                             -----------------  ----------------
ASSETS
Investments, at value (a)                        $ 23,625,529       $ 3,136,607
Receivables:
   Dividend receivable                                      -                 -
   Investment securities sold                           5,641               137
   Sub-account units sold                              12,042                 -
                                             -----------------  ----------------
TOTAL ASSETS                                       23,643,212         3,136,744
                                             -----------------  ----------------

LIABILITIES
Payables:
   Investment securities purchased                     12,042                 -
   Sub-account units redeemed                           4,435                 9
   Insurance fees due to Jackson National
      Life of New York                                  1,206               128
                                             -----------------  ----------------
TOTAL LIABILITIES                                      17,683               137
                                             -----------------  ----------------
NET ASSETS (NOTE 7)                              $ 23,625,529       $ 3,136,607
-------------------------------------------  =================  ================


(a)  Investment shares                              2,021,003           156,361
       Investments at cost                       $ 24,241,892       $ 3,283,616

                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005

                                                                                       JNL/S&P            JNL/S&P
                                               JNL/Putnam         JNL/Putnam           Managed            Managed
                                             Midcap Growth       Value Equity         Aggressive        Conservative
                                               Portfolio          Portfolio        Growth Portfolio      Portfolio
                                            -----------------  -----------------  ------------------- -----------------
ASSETS
Investments, at value (a)                        $ 2,160,613        $ 6,591,222         $ 63,955,589       $ 6,204,627
Receivables:
   Dividend receivable                                     -                  -                    -                 -
   Investment securities sold                            311                534                6,885             1,908
   Sub-account units sold                              7,644                335                  135               325
                                            -----------------  -----------------  ------------------- -----------------
TOTAL ASSETS                                       2,168,568          6,592,091           63,962,609         6,206,860
                                            -----------------  -----------------  ------------------- -----------------

LIABILITIES
Payables:
   Investment securities purchased                     7,644                335                  135               325
   Sub-account units redeemed                            210                253                3,533             1,582
   Insurance fees due to Jackson National
      Life of New York                                   101                281                3,352               326
                                            -----------------  -----------------  ------------------- -----------------
TOTAL LIABILITIES                                      7,955                869                7,020             2,233
                                            -----------------  -----------------  ------------------- -----------------
NET ASSETS (NOTE 7)                              $ 2,160,613        $ 6,591,222         $ 63,955,589       $ 6,204,627
------------------------------------------  =================  =================  =================== =================


(a)  Investment shares                               238,215            364,357            4,996,530           579,872
       Investments at cost                       $ 1,784,158        $ 5,929,426         $ 55,693,990       $ 6,060,788


                                                                    JNL/S&P            JNL/S&P            JNL/Salomon
                                                 JNL/S&P            Managed            Managed           Brothers High
                                                 Managed           Moderate            Moderate           Yield Bond
                                             Growth Portfolio      Portfolio       Growth Portfolio        Portfolio
                                            ------------------- ----------------  -------------------  ------------------
ASSETS
Investments, at value (a)                         $ 73,034,155     $ 16,237,721         $ 64,507,428        $ 12,201,125
Receivables:
   Dividend receivable                                       -                -                    -                   -
   Investment securities sold                           12,063           12,397               15,942               1,031
   Sub-account units sold                               65,341          400,372              253,750                  17
                                            ------------------- ----------------  -------------------  ------------------
TOTAL ASSETS                                        73,111,559       16,650,490           64,777,120          12,202,173
                                            ------------------- ----------------  -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                      65,341          400,372              253,750                  17
   Sub-account units redeemed                            8,490           11,527               12,681                 443
   Insurance fees due to Jackson National
      Life of New York                                   3,573              870                3,261                 588
                                            ------------------- ----------------  -------------------  ------------------
TOTAL LIABILITIES                                       77,404          412,769              269,692               1,048
                                            ------------------- ----------------  -------------------  ------------------
NET ASSETS (NOTE 7)                               $ 73,034,155     $ 16,237,721         $ 64,507,428        $ 12,201,125
------------------------------------------  =================== ================  ===================  ==================


(a)  Investment shares                               5,814,821        1,470,808            5,318,007           1,534,733
       Investments at cost                        $ 66,103,949     $ 15,668,306         $ 59,947,289        $ 12,935,622



                                                                     JNL/Salomon
                                                JNL/Salomon           Brothers
                                                 Brothers          U.S. Government
                                              Strategic Bond          & Quality
                                                 Portfolio         Bond Portfolio
                                            --------------------  ------------------
ASSETS
Investments, at value (a)                           $ 8,474,769         $ 8,561,677
Receivables:
   Dividend receivable                                        -                   -
   Investment securities sold                               900               1,335
   Sub-account units sold                                19,314               3,887
                                            --------------------  ------------------
TOTAL ASSETS                                          8,494,983           8,566,899
                                            --------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                       19,314               3,887
   Sub-account units redeemed                               480                 935
   Insurance fees due to Jackson National
      Life of New York                                      420                 400
                                            --------------------  ------------------
TOTAL LIABILITIES                                        20,214               5,222
                                            --------------------  ------------------
NET ASSETS (NOTE 7)                                 $ 8,474,769         $ 8,561,677
------------------------------------------  ====================  ==================


(a)  Investment shares                                  764,871             773,413
       Investments at cost                          $ 8,784,683         $ 8,965,709


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2005


                                               JNL/Select         JNL/Select          JNL/Select          JNL/Select
                                                Balanced        Global Growth         Large Cap          Money Market
                                               Portfolio          Portfolio        Growth Portfolio        Portfolio
                                            -----------------  -----------------  ------------------- --------------------
ASSETS
Investments, at value (a)                       $ 11,919,967        $ 3,601,108          $ 7,391,698         $ 23,946,356
Receivables:
   Dividend receivable                                     -                  -                    -                4,768
   Investment securities sold                            956                213                1,628              132,931
   Sub-account units sold                                314                  -                    -               20,427
                                            -----------------  -----------------  ------------------- --------------------
TOTAL ASSETS                                      11,921,237          3,601,321            7,393,326           24,104,482
                                            -----------------  -----------------  ------------------- --------------------

LIABILITIES
Payables:
   Investment securities purchased                       314                  -                    -               20,427
   Sub-account units redeemed                            383                 64                1,298              131,542
   Insurance fees due to Jackson National
      Life of New York                                   573                149                  330                1,389
                                            -----------------  -----------------  ------------------- --------------------
TOTAL LIABILITIES                                      1,270                213                1,628              153,358
                                            -----------------  -----------------  ------------------- --------------------
NET ASSETS (NOTE 7)                             $ 11,919,967        $ 3,601,108          $ 7,391,698         $ 23,951,124
------------------------------------------  =================  =================  =================== ====================


(a)  Investment shares                               756,823            182,983              358,298           23,946,356
       Investments at cost                      $ 11,628,741        $ 4,826,490          $ 8,368,601         $ 23,946,347


                                                                      JNL/T.Rowe         JNL/T. Rowe
                                                   JNL/                 Price           Price Mid-Cap       JNL/T. Rowe
                                               Select Value          Established           Growth           Price Value
                                                 Portfolio         Growth Portfolio       Portfolio          Portfolio
                                            --------------------  ------------------- ------------------ ------------------
ASSETS
Investments, at value (a)                           $ 4,249,393         $ 18,904,129       $ 23,757,428       $ 21,334,428
Receivables:
   Dividend receivable                                        -                    -                  -                  -
   Investment securities sold                               453                9,487             13,210             20,207
   Sub-account units sold                                     -                7,606                  -                  -
                                            --------------------  ------------------- ------------------ ------------------
TOTAL ASSETS                                          4,249,846           18,921,222         23,770,638         21,354,635
                                            --------------------  ------------------- ------------------ ------------------

LIABILITIES
Payables:
   Investment securities purchased                            -                7,606                  -                  -
   Sub-account units redeemed                               232                8,655             12,138             19,225
   Insurance fees due to Jackson National
      Life of New York                                      221                  832              1,072                982
                                            --------------------  ------------------- ------------------ ------------------
TOTAL LIABILITIES                                           453               17,093             13,210             20,207
                                            --------------------  ------------------- ------------------ ------------------
NET ASSETS (NOTE 7)                                 $ 4,249,393         $ 18,904,129       $ 23,757,428       $ 21,334,428
------------------------------------------  ====================  =================== ================== ==================


(a)  Investment shares                                  251,443              972,435            801,533          1,530,447
       Investments at cost                          $ 3,920,862         $ 16,836,336       $ 20,990,779       $ 19,409,409


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
Statements of Operations
For the Period Ended December 31, 2005


                                                        JNL/AIM            JNL/AIM           JNL/AIM           JNL/Alger
                                                       Large Cap         Real Estate        Small Cap            Growth
                                                   Growth Portfolio     Portfolio (a)   Growth Portfolio       Portfolio
                                                   ------------------  ---------------- ------------------  ----------------
INVESTMENT INCOME
   Dividends                                                 $ 1,496               $ -                $ -           $ 7,265
                                                   ------------------  ---------------- ------------------  ----------------

EXPENSES
   Insurance charges (Note 6)                                 69,521             6,971             59,269           101,345
                                                   ------------------  ---------------- ------------------  ----------------
TOTAL EXPENSES                                                69,521             6,971             59,269           101,345
                                                   ------------------  ---------------- ------------------  ----------------
                                                   ------------------  ---------------- ------------------  ----------------
NET INVESTMENT LOSS                                          (68,025)           (6,971)           (59,269)          (94,080)
                                                   ------------------  ---------------- ------------------  ----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                         -                 -                  -                 -
   Investments                                                72,864             2,403            173,954          (162,818)
Net change in unrealized appreciation
  (depreciation) on investments                              234,914            69,056             99,406           952,598
                                                   ------------------  ---------------- ------------------  ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                      307,778            71,459            273,360           789,780
                                                   ------------------  ---------------- ------------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         $ 239,753          $ 64,488          $ 214,091         $ 695,700
                                                   ==================  ================ ==================  ================




                                                       JNL/Alliance           JNL/Eagle           JNL/Eagle            JNL/FMR
                                                          Capital            Core Equity           SmallCap           Balanced
                                                   Growth Portfolio (b)       Portfolio        Equity Portfolio       Portfolio
                                                   ---------------------- ------------------  ------------------- ------------------
INVESTMENT INCOME
   Dividends                                                       $ 656           $ 39,272                  $ -              $ 683
                                                   ---------------------- ------------------  ------------------- ------------------

EXPENSES
   Insurance charges (Note 6)                                      9,661             75,361               71,396            137,223
                                                   ---------------------- ------------------  ------------------- ------------------
TOTAL EXPENSES                                                     9,661             75,361               71,396            137,223
                                                   ---------------------- ------------------  ------------------- ------------------
                                                   ---------------------- ------------------  ------------------- ------------------
NET INVESTMENT LOSS                                               (9,005)           (36,089)             (71,396)          (136,540)
                                                   ---------------------- ------------------  ------------------- ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                             -                  -               73,075                  -
   Investments                                                   (11,077)            77,034              293,237            210,838
Net change in unrealized appreciation
  (depreciation) on investments                                 (137,108)            40,203             (279,886)           605,208
                                                   ---------------------- ------------------  ------------------- ------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                         (148,185)           117,237               86,426            816,046
                                                   ---------------------- ------------------  ------------------- ------------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                            $ (157,190)          $ 81,148             $ 15,030          $ 679,506
                                                   ====================== ==================  =================== ==================





                                                                          JNL/Franklin
                                                        JNL/FMR             Templeton
                                                    Capital Growth          Small Cap
                                                       Portfolio       Value Portfolio (a)
                                                   ------------------  --------------------
INVESTMENT INCOME
   Dividends                                                $ 15,451                   $ -
                                                   ------------------  --------------------

EXPENSES
   Insurance charges (Note 6)                                 82,143                 2,264
                                                   ------------------  --------------------
TOTAL EXPENSES                                                82,143                 2,264
                                                   ------------------  --------------------
                                                   ------------------  --------------------
NET INVESTMENT LOSS                                          (66,692)               (2,264)
                                                   ------------------  --------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                         -                     -
   Investments                                              (567,067)                 (111)
Net change in unrealized appreciation
  (depreciation) on investments                              865,860                11,825
                                                   ------------------  --------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                      298,793                11,714
                                                   ------------------  --------------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         $ 232,101               $ 9,450
                                                   ==================  ====================



(a)  Commencement of operations May 2, 2005.
(b)  Period from January 1, 2005 through April 28, 2005.


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
Statements of Operations
For the Period Ended December 31, 2005


                                                     JNL/Goldman          JNL/JPMorgan          JNL/JPMorgan            JNL/
                                                    Sachs Mid Cap         International        International       Lazard Mid Cap
                                                  Value Portfolio (a)   Equity Portfolio      Value Portfolio     Value Portfolio
                                                  -------------------  --------------------  ------------------- -------------------
INVESTMENT INCOME
   Dividends                                                     $ -              $ 58,023             $ 19,344           $ 809,304
                                                  -------------------  --------------------  ------------------- -------------------

EXPENSES
   Insurance charges (Note 6)                                  3,189                52,036               69,449             135,339
                                                  -------------------  --------------------  ------------------- -------------------
TOTAL EXPENSES                                                 3,189                52,036               69,449             135,339
                                                  -------------------  --------------------  ------------------- -------------------
                                                  -------------------  --------------------  ------------------- -------------------
NET INVESTMENT INCOME (LOSS)                                  (3,189)                5,987              (50,105)            673,965
                                                  -------------------  --------------------  ------------------- -------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies                         -                     -               19,179             524,296
   Investments                                                    54               208,237              168,406             107,238
Net change in unrealized appreciation
   (depreciation) on investments                              17,775                95,968              539,385            (763,338)
                                                  -------------------  --------------------  ------------------- -------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                       17,829               304,205              726,970            (131,804)
                                                  -------------------  --------------------  ------------------- -------------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                          $ 14,640             $ 310,192            $ 676,865           $ 542,161
                                                  ===================  ====================  =================== ===================



                                                           JNL/                JNL/MCM           JNL/MCM            JNL/MCM
                                                     Lazard Small Cap            25            Bond Index        Communications
                                                     Value Portfolio          Portfolio         Portfolio       Sector Portfolio
                                                  -----------------------  ---------------- ------------------  -----------------
INVESTMENT INCOME
   Dividends                                                   $ 299,176               $ -          $ 225,288           $ 50,509
                                                  -----------------------  ---------------- ------------------  -----------------

EXPENSES
   Insurance charges (Note 6)                                     96,424           438,730            126,735              8,079
                                                  -----------------------  ---------------- ------------------  -----------------
TOTAL EXPENSES                                                    96,424           438,730            126,735              8,079
                                                  -----------------------  ---------------- ------------------  -----------------
                                                  -----------------------  ---------------- ------------------  -----------------
NET INVESTMENT INCOME (LOSS)                                     202,752          (438,730)            98,553             42,430
                                                  -----------------------  ---------------- ------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies                       391,360                 -             14,080              1,289
   Investments                                                   108,413           921,465             17,199             17,229
Net change in unrealized appreciation
   (depreciation) on investments                                (569,450)       (1,401,203)          (143,067)           (45,670)
                                                  -----------------------  ---------------- ------------------  -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                          (69,677)         (479,738)          (111,788)           (27,152)
                                                  -----------------------  ---------------- ------------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                             $ 133,075        $ (918,468)         $ (13,235)          $ 15,278
                                                  =======================  ================ ==================  =================




                                                                           JNL/MCM
                                                        JNL/MCM            Enhanced
                                                    Consumer Brands     S&P 500 Stock
                                                   Sector Portfolio     Index Portfolio
                                                  --------------------  ---------------
INVESTMENT INCOME
   Dividends                                                 $ 10,193        $ 208,420
                                                  --------------------  ---------------

EXPENSES
   Insurance charges (Note 6)                                   5,860           49,471
                                                  --------------------  ---------------
TOTAL EXPENSES                                                  5,860           49,471
                                                  --------------------  ---------------
                                                  --------------------  ---------------
NET INVESTMENT INCOME (LOSS)                                    4,333          158,949
                                                  --------------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies                      5,643          111,395
   Investments                                                  6,530           52,352
Net change in unrealized appreciation
   (depreciation) on investments                              (26,119)        (254,841)
                                                  --------------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                       (13,946)         (91,094)
                                                  --------------------  ---------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           $ (9,613)        $ 67,855
                                                  ====================  ===============



(a)  Commencement of operations May 2, 2005.


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
For the Period Ended December 31, 2005


                                                   JNL/MCM            JNL/MCM            JNL/MCM            JNL/MCM
                                                  Financial            Global          Healthcare        International
                                              Sector Portfolio      15 Portfolio    Sector Portfolio    Index Portfolio
                                              ------------------  ----------------- ------------------  -----------------
INVESTMENT INCOME
   Dividends                                           $ 14,203                $ -           $ 27,374          $ 384,304
                                              ------------------  ----------------- ------------------  -----------------

EXPENSES
   Insurance charges (Note 6)                            12,353            286,100             55,333            227,017
                                              ------------------  ----------------- ------------------  -----------------
TOTAL EXPENSES                                           12,353            286,100             55,333            227,017
                                              ------------------  ----------------- ------------------  -----------------
                                              ------------------  ----------------- ------------------  -----------------
NET INVESTMENT INCOME (LOSS)                              1,850           (286,100)           (27,959)           157,287
                                              ------------------  ----------------- ------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies                  319                  -              3,941          1,699,241
   Investments                                            3,293            402,549             13,815            182,561
Net change in unrealized appreciation
   (depreciation) on investments                         40,450          1,391,835            158,579           (451,342)
                                              ------------------  ----------------- ------------------  -----------------
NET REALIZED AND UNREALIZED GAIN                         44,062          1,794,384            176,335          1,430,460
                                              ------------------  ----------------- ------------------  -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     $ 45,912        $ 1,508,284          $ 148,376        $ 1,587,747
--------------------------------------------  ==================  ================= ==================  =================




                                                  JNL/MCM           JNL/MCM          JNL/MCM            JNL/MCM
                                                   JNL 5            Nasdaq(R)       Oil & Gas       S&P 400 MidCap
                                                 Portfolio       15 Portfolio    Sector Portfolio   Index Portfolio
                                              ----------------- ---------------- ----------------- ------------------
INVESTMENT INCOME
   Dividends                                          $ 14,598              $ -         $ 102,254          $ 251,785
                                              ----------------- ---------------- ----------------- ------------------

EXPENSES
   Insurance charges (Note 6)                          573,614           27,968            66,620            338,973
                                              ----------------- ---------------- ----------------- ------------------
TOTAL EXPENSES                                         573,614           27,968            66,620            338,973
                                              ----------------- ---------------- ----------------- ------------------
                                              ----------------- ---------------- ----------------- ------------------
NET INVESTMENT INCOME (LOSS)                          (559,016)         (27,968)           35,634            (87,188)
                                              ----------------- ---------------- ----------------- ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies                   -                -            18,128            617,716
   Investments                                         206,347           71,555           290,474            764,251
Net change in unrealized appreciation
   (depreciation) on investments                     3,872,622           (8,964)          369,852            594,527
                                              ----------------- ---------------- ----------------- ------------------
NET REALIZED AND UNREALIZED GAIN                     4,078,969           62,591           678,454          1,976,494
                                              ----------------- ---------------- ----------------- ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                 $ 3,519,953         $ 34,623         $ 714,088        $ 1,889,306
--------------------------------------------  ================= ================ ================= ==================




                                                   JNL/MCM         JNL/MCM
                                                   S&P 500       Select Small
                                               Index Portfolio   Cap Portfolio
                                              ------------------ -------------
INVESTMENT INCOME
   Dividends                                          $ 316,228           $ -
                                              ------------------ -------------

EXPENSES
   Insurance charges (Note 6)                           409,789       244,829
                                              ------------------ -------------
TOTAL EXPENSES                                          409,789       244,829
                                              ------------------ -------------
                                              ------------------ -------------
NET INVESTMENT INCOME (LOSS)                            (93,561)     (244,829)
                                              ------------------ -------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain on:
   Distributions from investment companies              749,647             -
   Investments                                          255,130       269,847
Net change in unrealized appreciation
   (depreciation) on investments                       (183,830)    1,083,375
                                              ------------------ -------------
NET REALIZED AND UNREALIZED GAIN                        820,947     1,353,222
                                              ------------------ -------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                    $ 727,386   $ 1,108,393
--------------------------------------------  ================== =============




                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
For the Period Ended December 31, 2005


                                                 JNL/MCM            JNL/MCM            JNL/MCM            JNL/MCM
                                                Small Cap          Technology           Dow SM             S&P(R)
                                             Index Portfolio    Sector Portfolio     10 Portfolio      10 Portfolio
                                             -----------------  -----------------  -----------------  ----------------
INVESTMENT INCOME
   Dividends                                        $ 284,711           $ 18,138                $ -               $ -
                                             -----------------  -----------------  -----------------  ----------------

EXPENSES
   Insurance charges (Note 6)                         269,795             17,200            349,874           455,428
                                             -----------------  -----------------  -----------------  ----------------
TOTAL EXPENSES                                        269,795             17,200            349,874           455,428
                                             -----------------  -----------------  -----------------  ----------------
                                             -----------------  -----------------  -----------------  ----------------
NET INVESTMENT INCOME (LOSS)                           14,916                938           (349,874)         (455,428)
                                             -----------------  -----------------  -----------------  ----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies            372,411              1,001                  -                 -
   Investments                                        364,944             12,759            140,108         3,015,763
Net change in unrealized appreciation
   (depreciation) on investments                     (149,541)            23,777         (1,076,290)        4,476,688
                                             -----------------  -----------------  -----------------  ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)               587,814             37,537           (936,182)        7,492,451
                                             -----------------  -----------------  -----------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                  $ 602,730           $ 38,475       $ (1,286,056)      $ 7,037,023
-------------------------------------------  =================  =================  =================  ================




                                                  JNL/MCM           JNL/MCM        JNL/Oppenheimer     JNL/Oppenheimer
                                                Value Line(R)         VIP           Global Growth           Growth
                                               25 Portfolio        Portfolio          Portfolio           Portfolio
                                             ------------------  ---------------  ------------------  -------------------
INVESTMENT INCOME
   Dividends                                               $ -         $ 19,002            $ 17,173              $ 2,122
                                             ------------------  ---------------  ------------------  -------------------

EXPENSES
   Insurance charges (Note 6)                          435,947           57,821             113,597               27,835
                                             ------------------  ---------------  ------------------  -------------------
TOTAL EXPENSES                                         435,947           57,821             113,597               27,835
                                             ------------------  ---------------  ------------------  -------------------
                                             ------------------  ---------------  ------------------  -------------------
NET INVESTMENT INCOME (LOSS)                          (435,947)         (38,819)            (96,424)             (25,713)
                                             ------------------  ---------------  ------------------  -------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                   -                -                   -                    -
   Investments                                         944,883           46,868             290,229               14,994
Net change in unrealized appreciation
   (depreciation) on investments                     7,208,496          429,307             631,635              126,290
                                             ------------------  ---------------  ------------------  -------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)              8,153,379          476,175             921,864              141,284
                                             ------------------  ---------------  ------------------  -------------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                 $ 7,717,432        $ 437,356           $ 825,440            $ 115,571
-------------------------------------------  ==================  ===============  ==================  ===================



                                                 JNL/PIMCO        JNL/Putnam
                                               Total Return          Equity
                                              Bond Portfolio       Portfolio
                                             ------------------ ----------------
INVESTMENT INCOME
   Dividends                                         $ 890,296         $ 24,422
                                             ------------------ ----------------

EXPENSES
   Insurance charges (Note 6)                          359,784           43,783
                                             ------------------ ----------------
TOTAL EXPENSES                                         359,784           43,783
                                             ------------------ ----------------
                                             ------------------ ----------------
NET INVESTMENT INCOME (LOSS)                           530,512          (19,361)
                                             ------------------ ----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies             164,947                -
   Investments                                          72,688          (58,115)
Net change in unrealized appreciation
   (depreciation) on investments                      (739,988)         282,841
                                             ------------------ ----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)               (502,353)         224,726
                                             ------------------ ----------------

NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                    $ 28,159        $ 205,365
-------------------------------------------  ================== ================


                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
For the Period Ended December 31, 2005

                                                                                          JNL/S&P           JNL/S&P
                                                   JNL/Putnam         JNL/Putnam          Managed           Managed
                                                  Midcap Growth      Value Equity       Aggressive        Conservative
                                                    Portfolio         Portfolio      Growth Portfolio      Portfolio
                                                 ----------------  ----------------- ------------------ -----------------
INVESTMENT INCOME
   Dividends                                                 $ -           $ 66,659          $ 488,136          $ 16,804
                                                 ----------------  ----------------- ------------------ -----------------

EXPENSES
   Insurance charges (Note 6)                             29,992            103,654          1,180,370            70,831
                                                 ----------------  ----------------- ------------------ -----------------
TOTAL EXPENSES                                            29,992            103,654          1,180,370            70,831
                                                 ----------------  ----------------- ------------------ -----------------
                                                 ----------------  ----------------- ------------------ -----------------
NET INVESTMENT INCOME (LOSS)                             (29,992)           (36,995)          (692,234)          (54,027)
                                                 ----------------  ----------------- ------------------ -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                     -                  -                  -             4,025
   Investments                                            61,150            114,036          1,354,394            10,793
Net change in unrealized appreciation
   (depreciation) on investments                         147,040            133,571          3,153,366           133,561
                                                 ----------------  ----------------- ------------------ -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                  208,190            247,607          4,507,760           148,379
                                                 ----------------  ----------------- ------------------ -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     $ 178,198          $ 210,612        $ 3,815,526          $ 94,352
-----------------------------------------------  ================  ================= ================== =================



                                                                         JNL/S&P            JNL/S&P         JNL/Salomon
                                                      JNL/S&P            Managed            Managed        Brothers High
                                                      Managed           Moderate           Moderate          Yield Bond
                                                 Growth Portfolio       Portfolio      Growth Portfolio      Portfolio
                                                 ------------------  ----------------  ------------------ -----------------
INVESTMENT INCOME
   Dividends                                             $ 825,958          $ 25,953         $ 1,045,151         $ 871,354
                                                 ------------------  ----------------  ------------------ -----------------

EXPENSES
   Insurance charges (Note 6)                            1,153,833           169,999             918,323           215,318
                                                 ------------------  ----------------  ------------------ -----------------
TOTAL EXPENSES                                           1,153,833           169,999             918,323           215,318
                                                 ------------------  ----------------  ------------------ -----------------
                                                 ------------------  ----------------  ------------------ -----------------
NET INVESTMENT INCOME (LOSS)                              (327,875)         (144,046)            126,828           656,036
                                                 ------------------  ----------------  ------------------ -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies               2,416,828            11,056             455,692           120,866
   Investments                                           1,190,733            42,463             494,859            51,214
Net change in unrealized appreciation
   (depreciation) on investments                           528,041           541,833           1,726,921          (804,074)
                                                 ------------------  ----------------  ------------------ -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                  4,135,602           595,352           2,677,472          (631,994)
                                                 ------------------  ----------------  ------------------ -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     $ 3,807,727         $ 451,306         $ 2,804,300          $ 24,042
-----------------------------------------------  ==================  ================  ================== =================



                                                                       JNL/Salomon
                                                   JNL/Salomon          Brothers
                                                     Brothers        U.S. Government
                                                  Strategic Bond        & Quality
                                                    Portfolio        Bond Portfolio
                                                 -----------------  ------------------
INVESTMENT INCOME
   Dividends                                            $ 423,581           $ 319,636
                                                 -----------------  ------------------

EXPENSES
   Insurance charges (Note 6)                             127,430             140,281
                                                 -----------------  ------------------
TOTAL EXPENSES                                            127,430             140,281
                                                 -----------------  ------------------
                                                 -----------------  ------------------
NET INVESTMENT INCOME (LOSS)                              296,151             179,355
                                                 -----------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                 75,442              56,857
   Investments                                             29,532             (37,162)
Net change in unrealized appreciation
   (depreciation) on investments                         (335,306)           (151,035)
                                                 -----------------  ------------------
NET REALIZED AND UNREALIZED GAIN (LOSS)                  (230,332)           (131,340)
                                                 -----------------  ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                       $ 65,819            $ 48,015
-----------------------------------------------  =================  ==================


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
For the Period Ended December 31, 2005


                                                JNL/Select         JNL/Select        JNL/Select          JNL/Select
                                                 Balanced        Global Growth        Large Cap         Money Market
                                                 Portfolio         Portfolio      Growth Portfolio       Portfolio
                                             ------------------ ----------------- ------------------  -----------------
INVESTMENT INCOME
   Dividends                                         $ 450,647          $ 18,537                $ -          $ 164,209
                                             ------------------ ----------------- ------------------  -----------------

EXPENSES
   Insurance charges (Note 6)                          195,210            50,613            112,217            102,187
                                             ------------------ ----------------- ------------------  -----------------
TOTAL EXPENSES                                         195,210            50,613            112,217            102,187
                                             ------------------ ----------------- ------------------  -----------------
                                             ------------------ ----------------- ------------------  -----------------
NET INVESTMENT INCOME (LOSS)                           255,437           (32,076)          (112,217)            62,022
                                             ------------------ ----------------- ------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies           1,076,144                 -                  -                  -
   Investments                                         368,473          (417,809)          (405,319)                59
Net change in unrealized appreciation
   (depreciation) on investments                    (1,302,195)          456,287            748,565                (59)
                                             ------------------ ----------------- ------------------  -----------------
NET REALIZED AND UNREALIZED GAIN                       142,422            38,478            343,246                  -
                                             ------------------ ----------------- ------------------  -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 397,859           $ 6,402          $ 231,029           $ 62,022
-------------------------------------------- ================== ================= ==================  =================




                                                                    JNL/T.Rowe        JNL/T. Rowe
                                                   JNL/               Price          Price Mid-Cap      JNL/T. Rowe
                                               Select Value        Established           Growth         Price Value
                                                 Portfolio       Growth Portfolio      Portfolio         Portfolio
                                             ------------------  -----------------  -----------------  ---------------
INVESTMENT INCOME
   Dividends                                         $ 121,028           $ 37,076           $ 63,090        $ 408,754
                                             ------------------  -----------------  -----------------  ---------------

EXPENSES
   Insurance charges (Note 6)                           73,634            237,347            310,643          289,533
                                             ------------------  -----------------  -----------------  ---------------
TOTAL EXPENSES                                          73,634            237,347            310,643          289,533
                                             ------------------  -----------------  -----------------  ---------------
                                             ------------------  -----------------  -----------------  ---------------
NET INVESTMENT INCOME (LOSS)                            47,394           (200,271)          (247,553)         119,221
                                             ------------------  -----------------  -----------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies             156,929                  -          1,561,640          390,230
   Investments                                         123,081            231,665            563,753          379,042
Net change in unrealized appreciation
   (depreciation) on investments                       (82,578)           929,675            580,113           (7,650)
                                             ------------------  -----------------  -----------------  ---------------
NET REALIZED AND UNREALIZED GAIN                       197,432          1,161,340          2,705,506          761,622
                                             ------------------  -----------------  -----------------  ---------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 244,826          $ 961,069        $ 2,457,953        $ 880,843
-------------------------------------------- ==================  =================  =================  ===============


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the Period Ended December 31, 2005


                                                      JNL/AIM            JNL/AIM           JNL/AIM          JNL/Alger
                                                      Large Cap        Real Estate         Small Cap          Growth
                                                  Growth Portfolio    Portfolio (a)    Growth Portfolio     Portfolio
                                                  -----------------  ----------------  -----------------  ---------------
OPERATIONS
   Net investment loss                                   $ (68,025)         $ (6,971)         $ (59,269)       $ (94,080)
   Net realized gain (loss) on investments                  72,864             2,403            173,954         (162,818)
   Net change in unrealized appreciation
      (depreciation) on investments                        234,914            69,056             99,406          952,598
                                                  -----------------  ----------------  -----------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         239,753            64,488            214,091          695,700
                                                  -----------------  ----------------  -----------------  ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            1,396,589           882,334            414,840          927,892
   Surrenders and terminations                            (361,027)           (7,121)          (477,422)        (938,450)
   Transfers between portfolios                             38,359           239,283           (381,760)        (135,805)
   Net annuitization transactions                                -                 -                  -                -
   Policyholder charges (Note 3)                            (7,488)             (127)            (8,864)         (17,514)
                                                  -----------------  ----------------  -----------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 1,066,433         1,114,369           (453,206)        (163,877)
                                                  -----------------  ----------------  -----------------  ---------------

NET INCREASE (DECREASE) IN NET ASSETS                    1,306,186         1,178,857           (239,115)         531,823

NET ASSETS BEGINNING OF PERIOD                           3,366,163                 -          3,726,628        6,712,927
                                                  -----------------  ----------------  -----------------  ---------------

NET ASSETS END OF PERIOD                               $ 4,672,349       $ 1,178,857        $ 3,487,513      $ 7,244,750
------------------------------------------------- =================  ================  =================  ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                     312,417                 -            323,688          660,597

      Units Issued                                         195,973           123,759            125,385          163,329
      Units Redeemed                                       (99,077)          (21,670)          (166,481)        (205,613)
                                                  -----------------  ----------------  -----------------  ---------------

Units Outstanding at December 31, 2005                     409,313           102,089            282,592          618,313
                                                  =================  ================  =================  ===============



                                                     JNL/Alliance         JNL/Eagle         JNL/Eagle         JNL/FMR
                                                        Capital           Core Equity       SmallCap         Balanced
                                                  Growth Portfolio (b)    Portfolio      Equity Portfolio    Portfolio
                                                  -------------------- ----------------- ----------------  --------------
OPERATIONS
   Net investment loss                                       $ (9,005)        $ (36,089)       $ (71,396)     $ (136,540)
   Net realized gain (loss) on investments                    (11,077)           77,034          366,312         210,838
   Net change in unrealized appreciation
      (depreciation) on investments                          (137,108)           40,203         (279,886)        605,208
                                                  -------------------- ----------------- ----------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           (157,190)           81,148           15,030         679,506
                                                  -------------------- ----------------- ----------------  --------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                                  12,926           486,023          711,897       1,768,545
   Surrenders and terminations                                (64,912)         (336,178)        (440,455)       (617,973)
   Transfers between portfolios                            (1,712,102)          (83,872)      (1,079,788)        193,450
   Net annuitization transactions                                   -                 -                -               -
   Policyholder charges (Note 3)                               (1,937)           (6,043)          (9,910)         (8,863)
                                                  -------------------- ----------------- ----------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   (1,766,025)           59,930         (818,256)      1,335,159
                                                  -------------------- ----------------- ----------------  --------------

NET INCREASE (DECREASE) IN NET ASSETS                      (1,923,215)          141,078         (803,226)      2,014,665

NET ASSETS BEGINNING OF PERIOD                              1,923,215         4,370,766        5,125,113       6,684,019
                                                  -------------------- ----------------- ----------------  --------------

NET ASSETS END OF PERIOD                                          $ -       $ 4,511,844      $ 4,321,887     $ 8,698,684
------------------------------------------------- ==================== ================= ================  ==============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                        274,356           353,771          347,075         647,743

      Units Issued                                              5,088           117,814           64,804         323,358
      Units Redeemed                                         (279,444)         (123,247)        (136,841)       (181,298)
                                                  -------------------- ----------------- ----------------  --------------

Units Outstanding at December 31, 2005                              -           348,338          275,038         789,803
                                                  ==================== ================= ================  ==============




                                                                       JNL/Franklin
                                                       JNL/FMR           Templeton
                                                   Capital Growth        Small Cap
                                                      Portfolio      Value Portfolio (a)
                                                  ------------------ ------------------
OPERATIONS
   Net investment loss                                    $ (66,692)          $ (2,264)
   Net realized gain (loss) on investments                 (567,067)              (111)
   Net change in unrealized appreciation
      (depreciation) on investments                         865,860             11,825
                                                  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                          232,101              9,450
                                                  ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                               420,730            355,322
   Surrenders and terminations                             (744,795)            (3,159)
   Transfers between portfolios                            (261,722)           160,707
   Net annuitization transactions                                 -                  -
   Policyholder charges (Note 3)                            (13,607)              (118)
                                                  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   (599,394)           512,752
                                                  ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                      (367,293)           522,202

NET ASSETS BEGINNING OF PERIOD                            5,971,124                  -
                                                  ------------------ ------------------

NET ASSETS END OF PERIOD                                $ 5,603,831          $ 522,202
------------------------------------------------- ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                      572,374                  -

      Units Issued                                           45,144             49,079
      Units Redeemed                                       (111,983)              (952)
                                                  ------------------ ------------------

Units Outstanding at December 31, 2005                      505,535             48,127
                                                  ================== ==================



(a)  Commencement of operations May 2, 2005.
(b)  Period from January 1, 2005 through April 28, 2005.


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the Period Ended December 31, 2005


                                                    JNL/Goldman         JNL/JPMorgan        JNL/JPMorgan           JNL/
                                                   Sachs Mid Cap        International      International      Lazard Mid Cap
                                                 Value Portfolio (a)  Equity Portfolio    Value Portfolio    Value Portfolio
                                                 -------------------  ------------------ ------------------- -----------------
OPERATIONS
   Net investment income (loss)                            $ (3,189)            $ 5,987           $ (50,105)        $ 673,965
   Net realized gain (loss) on investments                       54             208,237             187,585           631,534
   Net change in unrealized appreciation
      (depreciation) on investments                          17,775              95,968             539,385          (763,338)
                                                 -------------------  ------------------ ------------------- -----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           14,640             310,192             676,865           542,161
                                                 -------------------  ------------------ ------------------- -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                               341,758             786,509           1,576,317         2,439,964
   Surrenders and terminations                               (4,533)           (372,076)           (183,427)         (599,688)
   Transfers between portfolios                              91,591            (104,778)            904,907           513,185
   Net annuitization transactions                                 -                   -              25,543                 -
   Policyholder charges (Note 3)                                 (2)             (7,997)             (3,904)           (8,563)
                                                 -------------------  ------------------ ------------------- -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                    428,814             301,658           2,319,436         2,344,898
                                                 -------------------  ------------------ ------------------- -----------------

NET INCREASE IN NET ASSETS                                  443,454             611,850           2,996,301         2,887,059

NET ASSETS BEGINNING OF PERIOD                                    -           3,078,290           2,677,193         5,868,338
                                                 -------------------  ------------------ ------------------- -----------------

NET ASSETS END OF PERIOD                                  $ 443,454         $ 3,690,140         $ 5,673,494       $ 8,755,397
------------------------------------------------ ===================  ================== =================== =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                            -             294,960             233,108           368,270

      Units Issued                                           42,508             130,268             293,189           220,446
      Units Redeemed                                         (2,878)           (117,200)            (79,643)          (80,684)
                                                 -------------------  ------------------ ------------------- -----------------

Units Outstanding at December 31, 2005                       39,630             308,028             446,654           508,032
                                                 ===================  ================== =================== =================



                                                         JNL/                JNL/MCM           JNL/MCM            JNL/MCM
                                                   Lazard Small Cap            25            Bond Index       Communications
                                                    Value Portfolio         Portfolio         Portfolio      Sector Portfolio
                                                 ----------------------  ---------------- ------------------ ------------------
OPERATIONS
   Net investment income (loss)                              $ 202,752        $ (438,730)          $ 98,553           $ 42,430
   Net realized gain (loss) on investments                     499,773           921,465             31,279             18,518
   Net change in unrealized appreciation
      (depreciation) on investments                           (569,450)       (1,401,203)          (143,067)           (45,670)
                                                 ----------------------  ---------------- ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                             133,075          (918,468)           (13,235)            15,278
                                                 ----------------------  ---------------- ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                                1,311,316         9,539,695          5,357,358            142,401
   Surrenders and terminations                                (457,549)       (1,178,616)          (383,000)           (10,307)
   Transfers between portfolios                                 (3,179)       (4,424,874)           346,801             34,815
   Net annuitization transactions                                    -                 -             11,430                  -
   Policyholder charges (Note 3)                                (5,841)          (16,136)           (11,072)              (320)
                                                 ----------------------  ---------------- ------------------ ------------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                       844,747         3,920,069          5,321,517            166,589
                                                 ----------------------  ---------------- ------------------ ------------------

NET INCREASE IN NET ASSETS                                     977,822         3,001,601          5,308,282            181,867

NET ASSETS BEGINNING OF PERIOD                               4,898,187        18,622,928          4,233,522            295,574
                                                 ----------------------  ---------------- ------------------ ------------------

NET ASSETS END OF PERIOD                                   $ 5,876,009      $ 21,624,529        $ 9,541,804          $ 477,441
------------------------------------------------ ======================  ================ ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                         348,355         1,173,209            388,363             53,999

      Units Issued                                             171,868           772,865            569,954             99,744
      Units Redeemed                                          (112,497)         (515,446)           (83,455)           (56,359)
                                                 ----------------------  ---------------- ------------------ ------------------

Units Outstanding at December 31, 2005                         407,726         1,430,628            874,862             97,384
                                                 ======================  ================ ================== ==================




                                                                           JNL/MCM
                                                       JNL/MCM             Enhanced
                                                   Consumer Brands      S&P 500 Stock
                                                  Sector Portfolio     Index Portfolio
                                                 --------------------  -----------------
OPERATIONS
   Net investment income (loss)                              $ 4,333          $ 158,949
   Net realized gain (loss) on investments                    12,173            163,747
   Net change in unrealized appreciation
      (depreciation) on investments                          (26,119)          (254,841)
                                                 --------------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                            (9,613)            67,855
                                                 --------------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                                241,890          1,098,520
   Surrenders and terminations                               (10,151)          (211,377)
   Transfers between portfolios                              192,868            140,340
   Net annuitization transactions                                  -                  -
   Policyholder charges (Note 3)                                (373)            (2,444)
                                                 --------------------  -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                     424,234          1,025,039
                                                 --------------------  -----------------

NET INCREASE IN NET ASSETS                                   414,621          1,092,894

NET ASSETS BEGINNING OF PERIOD                               210,647          2,323,486
                                                 --------------------  -----------------

NET ASSETS END OF PERIOD                                   $ 625,268        $ 3,416,380
------------------------------------------------ ====================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                        19,789            262,468

      Units Issued                                            60,742            170,684
      Units Redeemed                                         (19,118)           (40,786)
                                                 --------------------  -----------------

Units Outstanding at December 31, 2005                        61,413            392,366
                                                 ====================  =================




(a)  Commencement of operations May 2, 2005.


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2005


                                                 JNL/MCM           JNL/MCM            JNL/MCM           JNL/MCM
                                                Financial           Global          Healthcare       International
                                            Sector Portfolio     15 Portfolio     Sector Portfolio  Index Portfolio
                                            ------------------ -----------------  ---------------- ------------------
OPERATIONS
   Net investment income (loss)                       $ 1,850        $ (286,100)        $ (27,959)         $ 157,287
   Net realized gain on investments                     3,612           402,549            17,756          1,881,802
   Net change in unrealized appreciation
      (depreciation) on investments                    40,450         1,391,835           158,579           (451,342)
                                            ------------------ -----------------  ---------------- ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     45,912         1,508,284           148,376          1,587,747
                                            ------------------ -----------------  ---------------- ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                         434,888         7,213,778         1,824,930          7,803,445
   Surrenders and terminations                         (8,891)         (667,419)          (56,067)          (511,942)
   Transfers between portfolios                        89,302         1,036,715         1,220,427            891,762
   Net annuitization transactions                           -            25,543                 -             13,194
   Policyholder charges (Note 3)                         (101)          (13,930)             (859)           (14,304)
                                            ------------------ -----------------  ---------------- ------------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                              515,198         7,594,687         2,988,431          8,182,155
                                            ------------------ -----------------  ---------------- ------------------

NET INCREASE IN NET ASSETS                            561,110         9,102,971         3,136,807          9,769,902

NET ASSETS BEGINNING OF PERIOD                        383,595        11,079,124         1,286,977          7,219,086
                                            ------------------ -----------------  ---------------- ------------------

NET ASSETS END OF PERIOD                            $ 944,705      $ 20,182,095       $ 4,423,784       $ 16,988,988
------------------------------------------- ================== =================  ================ ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                 32,906           718,709           122,654            530,196

      Units Issued                                     48,978           669,256           297,840            693,231
      Units Redeemed                                   (3,932)         (173,376)          (19,229)           (96,055)
                                            ------------------ -----------------  ---------------- ------------------

Units Outstanding at December 31, 2005                 77,952         1,214,589           401,265          1,127,372
                                            ================== =================  ================ ==================



                                                 JNL/MCM             JNL/MCM            JNL/MCM            JNL/MCM
                                                  JNL 5              Nasdaq(R)         Oil & Gas       S&P 400 MidCap
                                                Portfolio          15 Portfolio     Sector Portfolio   Index Portfolio
                                            ------------------  ------------------- ----------------  ------------------
OPERATIONS
   Net investment income (loss)                    $ (559,016)           $ (27,968)        $ 35,634           $ (87,188)
   Net realized gain on investments                   206,347               71,555          308,602           1,381,967
   Net change in unrealized appreciation
      (depreciation) on investments                 3,872,622               (8,964)         369,852             594,527
                                            ------------------  ------------------- ----------------  ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  3,519,953               34,623          714,088           1,889,306
                                            ------------------  ------------------- ----------------  ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                      47,225,943            1,291,274        2,995,395           7,763,024
   Surrenders and terminations                       (992,638)          (1,089,357)        (215,774)           (888,741)
   Transfers between portfolios                     6,460,599               76,252        1,185,517          (2,142,025)
   Net annuitization transactions                           -                    -                -              12,676
   Policyholder charges (Note 3)                      (31,217)                (619)          (5,249)            (17,016)
                                            ------------------  ------------------- ----------------  ------------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                           52,662,687              277,550        3,959,889           4,727,918
                                            ------------------  ------------------- ----------------  ------------------

NET INCREASE IN NET ASSETS                         56,182,640              312,173        4,673,977           6,617,224

NET ASSETS BEGINNING OF PERIOD                      5,265,320            1,210,699          725,751          12,779,701
                                            ------------------  ------------------- ----------------  ------------------

NET ASSETS END OF PERIOD                         $ 61,447,960          $ 1,522,872      $ 5,399,728        $ 19,396,925
------------------------------------------- ==================  =================== ================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                483,519              111,760           44,819             996,119

      Units Issued                                  5,020,756              151,435          299,977             714,622
      Units Redeemed                                 (311,513)            (118,312)        (100,746)           (334,260)
                                            ------------------  ------------------- ----------------  ------------------

Units Outstanding at December 31, 2005              5,192,762              144,883          244,050           1,376,481
                                            ==================  =================== ================  ==================




                                                 JNL/MCM            JNL/MCM
                                                 S&P 500          Select Small
                                             Index Portfolio     Cap Portfolio
                                            ------------------  -----------------
OPERATIONS
   Net investment income (loss)                     $ (93,561)        $ (244,829)
   Net realized gain on investments                 1,004,777            269,847
   Net change in unrealized appreciation
      (depreciation) on investments                  (183,830)         1,083,375
                                            ------------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                    727,386          1,108,393
                                            ------------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                      10,082,814          5,522,657
   Surrenders and terminations                     (1,290,156)          (451,756)
   Transfers between portfolios                       604,415            577,330
   Net annuitization transactions                      12,234                  -
   Policyholder charges (Note 3)                      (31,951)            (8,076)
                                            ------------------  -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                            9,377,356          5,640,155
                                            ------------------  -----------------

NET INCREASE IN NET ASSETS                         10,104,742          6,748,548

NET ASSETS BEGINNING OF PERIOD                     16,268,999         10,128,531
                                            ------------------  -----------------

NET ASSETS END OF PERIOD                         $ 26,373,741       $ 16,877,079
------------------------------------------- ==================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004              1,524,788            586,912

      Units Issued                                  1,179,432            409,228
      Units Redeemed                                 (268,494)           (78,899)
                                            ------------------  -----------------

Units Outstanding at December 31, 2005              2,435,726            917,241
                                            ==================  =================



                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2005


                                                    JNL/MCM           JNL/MCM         JNL/MCM           JNL/MCM
                                                   Small Cap        Technology         Dow SM            S&P(R)
                                                Index Portfolio   Sector Portfolio  10 Portfolio     10 Portfolio
                                                ----------------- --------------------------------  ----------------
OPERATIONS
   Net investment income (loss)                         $ 14,916            $ 938      $ (349,874)       $ (455,428)
   Net realized gain (loss) on investments               737,355           13,760         140,108         3,015,763
   Net change in unrealized appreciation
      (depreciation) on investments                     (149,541)          23,777      (1,076,290)        4,476,688
                                                ----------------- ---------------- ---------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                       602,730           38,475      (1,286,056)        7,037,023
                                                ----------------- ---------------- ---------------  ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                          6,639,712          692,364       6,855,069         7,698,564
   Surrenders and terminations                          (951,920)         (21,039)       (874,269)       (1,373,527)
   Transfers between portfolios                         (468,117)         304,726         551,035        (3,955,055)
   Net annuitization transactions                         12,630                -               -                 -
   Policyholder charges (Note 3)                         (22,090)            (374)        (21,055)          (18,289)
                                                ----------------- ---------------- ---------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               5,210,215          975,677       6,510,780         2,351,693
                                                ----------------- ---------------- ---------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS                  5,812,945        1,014,152       5,224,724         9,388,716

NET ASSETS BEGINNING OF PERIOD                        10,539,026          478,835      15,799,370        16,372,397
                                                ----------------- ---------------- ---------------  ----------------

NET ASSETS END OF PERIOD                            $ 16,351,971      $ 1,492,987    $ 21,024,094      $ 25,761,113
----------------------------------------------- ================= ================ ===============  ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                   789,974           85,202       1,134,374         1,265,547

      Units Issued                                       610,828          225,325         699,938           786,576
      Units Redeemed                                    (192,653)         (51,327)       (201,803)         (575,432)
                                                ----------------- ---------------- ---------------  ----------------

Units Outstanding at December 31, 2005                 1,208,149          259,200       1,632,509         1,476,691
                                                ================= ================ ===============  ================



                                                     JNL/MCM           JNL/MCM        JNL/Oppenheimer    JNL/Oppenheimer
                                                   Value Line(R)         VIP           Global Growth          Growth
                                                  25 Portfolio        Portfolio          Portfolio          Portfolio
                                                ------------------  ---------------  ------------------ ------------------
OPERATIONS
   Net investment income (loss)                        $ (435,947)       $ (38,819)          $ (96,424)         $ (25,713)
   Net realized gain (loss) on investments                944,883           46,868             290,229             14,994
   Net change in unrealized appreciation
      (depreciation) on investments                     7,208,496          429,307             631,635            126,290
                                                ------------------  ---------------  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      7,717,432          437,356             825,440            115,571
                                                ------------------  ---------------  ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                          15,128,803        4,213,182           2,196,215            304,855
   Surrenders and terminations                           (825,142)        (129,159)           (579,749)          (118,223)
   Transfers between portfolios                         1,453,510        1,758,632             543,373            108,142
   Net annuitization transactions                               -                -              25,543                  -
   Policyholder charges (Note 3)                          (20,127)          (2,225)            (15,186)            (2,816)
                                                ------------------  ---------------  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               15,737,044        5,840,430           2,170,196            291,958
                                                ------------------  ---------------  ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                  23,454,476        6,277,786           2,995,636            407,529

NET ASSETS BEGINNING OF PERIOD                         13,941,039          311,192           5,284,286          1,445,774
                                                ------------------  ---------------  ------------------ ------------------

NET ASSETS END OF PERIOD                             $ 37,395,515      $ 6,588,978         $ 8,279,922        $ 1,853,303
----------------------------------------------- ==================  ===============  ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                  1,227,698           28,311             473,742            177,850

      Units Issued                                      1,557,051          580,186             331,701             67,246
      Units Redeemed                                     (369,696)         (55,121)           (138,663)           (31,714)
                                                ------------------  ---------------  ------------------ ------------------

Units Outstanding at December 31, 2005                  2,415,053          553,376             666,780            213,382
                                                ==================  ===============  ================== ==================




                                                   JNL/PIMCO        JNL/Putnam
                                                  Total Return        Equity
                                                 Bond Portfolio     Portfolio
                                                ----------------- ---------------
OPERATIONS
   Net investment income (loss)                        $ 530,512       $ (19,361)
   Net realized gain (loss) on investments               237,635         (58,115)
   Net change in unrealized appreciation
      (depreciation) on investments                     (739,988)        282,841
                                                ----------------- ---------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                        28,159         205,365
                                                ----------------- ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                          6,810,341         175,027
   Surrenders and terminations                        (1,277,377)       (305,221)
   Transfers between portfolios                        2,590,606         (86,743)
   Net annuitization transactions                              -               -
   Policyholder charges (Note 3)                         (26,862)         (5,754)
                                                ----------------- ---------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               8,096,708        (222,691)
                                                ----------------- ---------------

NET INCREASE (DECREASE) IN NET ASSETS                  8,124,867         (17,326)

NET ASSETS BEGINNING OF PERIOD                        15,500,662       3,153,933
                                                ----------------- ---------------

NET ASSETS END OF PERIOD                            $ 23,625,529     $ 3,136,607
----------------------------------------------- ================= ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                 1,210,278         352,497

      Units Issued                                       898,989          14,589
      Units Redeemed                                    (308,794)        (52,570)
                                                ----------------- ---------------

Units Outstanding at December 31, 2005                 1,800,473         314,516
                                                ================= ===============





                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2005

                                                                                         JNL/S&P           JNL/S&P
                                                    JNL/Putnam       JNL/Putnam          Managed           Managed
                                                   Midcap Growth    Value Equity        Aggressive      Conservative
                                                     Portfolio        Portfolio      Growth Portfolio     Portfolio
                                                  ---------------- ----------------  ----------------- ----------------
OPERATIONS
   Net investment income (loss)                         $ (29,992)       $ (36,995)        $ (692,234)       $ (54,027)
   Net realized gain on investments                        61,150          114,036          1,354,394           14,818
   Net change in unrealized appreciation
      (depreciation) on investments                       147,040          133,571          3,153,366          133,561
                                                  ---------------- ----------------  ----------------- ----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                        178,198          210,612          3,815,526           94,352
                                                  ---------------- ----------------  ----------------- ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                             435,853          326,788          8,790,210        4,599,529
   Surrenders and terminations                           (241,312)        (661,297)        (4,091,307)        (122,845)
   Transfers between portfolios                            (1,240)        (357,556)        (7,032,388)         435,190
   Net annuitization transactions                               -                -                  -                -
   Policyholder charges (Note 3)                           (4,322)         (13,233)           (94,331)          (1,957)
                                                  ---------------- ----------------  ----------------- ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  188,979         (705,298)        (2,427,816)       4,909,917
                                                  ---------------- ----------------  ----------------- ----------------

NET INCREASE (DECREASE) IN NET ASSETS                     367,177         (494,686)         1,387,710        5,004,269

NET ASSETS BEGINNING OF PERIOD                          1,793,436        7,085,908         62,567,879        1,200,358
                                                  ---------------- ----------------  ----------------- ----------------

NET ASSETS END OF PERIOD                              $ 2,160,613      $ 6,591,222       $ 63,955,589      $ 6,204,627
------------------------------------------------  ================ ================  ================= ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                    228,044          660,250          5,414,105          116,468

      Units Issued                                         79,531           36,946            872,917          578,539
      Units Redeemed                                      (53,624)        (119,025)        (1,121,155)        (103,169)
                                                  ---------------- ----------------  ----------------- ----------------

Units Outstanding at December 31, 2005                    253,951          578,171          5,165,867          591,838
                                                  ================ ================  ================= ================



                                                                        JNL/S&P          JNL/S&P        JNL/Salomon
                                                      JNL/S&P           Managed          Managed       Brothers High
                                                      Managed          Moderate         Moderate         Yield Bond
                                                  Growth Portfolio     Portfolio     Growth Portfolio    Portfolio
                                                  -----------------  --------------  ---------------- -----------------
OPERATIONS
   Net investment income (loss)                         $ (327,875)     $ (144,046)        $ 126,828         $ 656,036
   Net realized gain on investments                      3,607,561          53,519           950,551           172,080
   Net change in unrealized appreciation
      (depreciation) on investments                        528,041         541,833         1,726,921          (804,074)
                                                  -----------------  --------------  ---------------- -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                       3,807,727         451,306         2,804,300            24,042
                                                  -----------------  --------------  ---------------- -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                           13,593,708      12,850,301        23,236,349         2,532,847
   Surrenders and terminations                          (4,372,859)       (390,774)       (2,447,009)         (935,400)
   Transfers between portfolios                           (363,915)      1,395,847         3,081,379        (2,639,122)
   Net annuitization transactions                                -               -            25,543                 -
   Policyholder charges (Note 3)                           (77,285)         (5,099)          (37,459)          (15,034)
                                                  -----------------  --------------  ---------------- -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 8,779,649      13,850,275        23,858,803        (1,056,709)
                                                  -----------------  --------------  ---------------- -----------------

NET INCREASE (DECREASE) IN NET ASSETS                   12,587,376      14,301,581        26,663,103        (1,032,667)

NET ASSETS BEGINNING OF PERIOD                          60,446,779       1,936,140        37,844,325        13,233,792
                                                  -----------------  --------------  ---------------- -----------------

NET ASSETS END OF PERIOD                              $ 73,034,155    $ 16,237,721      $ 64,507,428      $ 12,201,125
------------------------------------------------  =================  ==============  ================ =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                   5,036,596         184,732         3,187,258         1,123,587

      Units Issued                                       1,423,088       1,446,386         2,423,398           611,992
      Units Redeemed                                      (744,929)       (124,893)         (444,056)         (695,714)
                                                  -----------------  --------------  ---------------- -----------------

Units Outstanding at December 31, 2005                   5,714,755       1,506,225         5,166,600         1,039,865
                                                  =================  ==============  ================ =================


                                                                        JNL/Salomon
                                                     JNL/Salomon         Brothers
                                                      Brothers        U.S. Government
                                                   Strategic Bond        & Quality
                                                      Portfolio       Bond Portfolio
                                                  ------------------ ------------------
OPERATIONS
   Net investment income (loss)                           $ 296,151          $ 179,355
   Net realized gain on investments                         104,974             19,695
   Net change in unrealized appreciation
      (depreciation) on investments                        (335,306)          (151,035)
                                                  ------------------ ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                           65,819             48,015
                                                  ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                             3,468,928          1,434,739
   Surrenders and terminations                             (657,362)          (651,546)
   Transfers between portfolios                            (403,914)          (100,590)
   Net annuitization transactions                                 -                  -
   Policyholder charges (Note 3)                            (26,502)           (11,251)
                                                  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  2,381,150            671,352
                                                  ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                     2,446,969            719,367

NET ASSETS BEGINNING OF PERIOD                            6,027,800          7,842,310
                                                  ------------------ ------------------

NET ASSETS END OF PERIOD                                $ 8,474,769        $ 8,561,677
------------------------------------------------  ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                      386,185            601,084

      Units Issued                                          261,777            201,545
      Units Redeemed                                       (130,269)          (162,474)
                                                  ------------------ ------------------

Units Outstanding at December 31, 2005                      517,693            640,155
                                                  ================== ==================





                     See notes to the financial statements.




JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2005


                                                     JNL/Select         JNL/Select          JNL/Select          JNL/Select
                                                      Balanced         Global Growth        Large Cap          Money Market
                                                     Portfolio           Portfolio       Growth Portfolio       Portfolio
                                                  -----------------  ------------------ -------------------  -----------------
OPERATIONS
   Net investment income (loss)                          $ 255,437           $ (32,076)         $ (112,217)          $ 62,022
   Net realized gain (loss) on investments               1,444,617            (417,809)           (405,319)                59
   Net change in unrealized appreciation
      (depreciation) on investments                     (1,302,195)            456,287             748,565                (59)
                                                  -----------------  ------------------ -------------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         397,859               6,402             231,029             62,022
                                                  -----------------  ------------------ -------------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            1,859,623             539,464           1,281,534          4,144,024
   Surrenders and terminations                          (1,332,696)           (482,881)         (1,029,318)        (1,065,413)
   Transfers between portfolios                             94,736            (107,252)           (202,733)        15,619,025
   Net annuitization transactions                                -                   -                   -                  -
   Policyholder charges (Note 3)                           (22,132)             (8,683)            (19,870)           (26,204)
                                                  -----------------  ------------------ -------------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   599,531             (59,352)             29,613         18,671,432
                                                  -----------------  ------------------ -------------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS                      997,390             (52,950)            260,642         18,733,454

NET ASSETS BEGINNING OF PERIOD                          10,922,577           3,654,058           7,131,056          5,217,670
                                                  -----------------  ------------------ -------------------  -----------------

NET ASSETS END OF PERIOD                              $ 11,919,967         $ 3,601,108         $ 7,391,698       $ 23,951,124
------------------------------------------------  =================  ================== ===================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                     654,654             356,859             698,099            468,684

      Units Issued                                         139,153              53,025              87,555          2,522,611
      Units Redeemed                                      (135,085)            (84,253)           (162,726)          (862,150)
                                                  -----------------  ------------------ -------------------  -----------------

Units Outstanding at December 31, 2005                     658,722             325,631             622,928          2,129,145
                                                  =================  ================== ===================  =================



                                                                       JNL/T.Rowe        JNL/T. Rowe
                                                        JNL/             Price          Price Mid-Cap    JNL/T. Rowe
                                                    Select Value      Established          Growth        Price Value
                                                     Portfolio      Growth Portfolio      Portfolio       Portfolio
                                                  ----------------- -----------------  ---------------- ---------------
OPERATIONS
   Net investment income (loss)                           $ 47,394        $ (200,271)       $ (247,553)      $ 119,221
   Net realized gain (loss) on investments                 280,010           231,665         2,125,393         769,272
   Net change in unrealized appreciation
      (depreciation) on investments                        (82,578)          929,675           580,113          (7,650)
                                                  ----------------- -----------------  ---------------- ---------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         244,826           961,069         2,457,953         880,843
                                                  ----------------- -----------------  ---------------- ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                              752,202         6,236,075         6,782,847       7,107,148
   Surrenders and terminations                            (572,789)         (968,058)       (1,740,421)     (1,176,010)
   Transfers between portfolios                            392,418         1,627,802           256,016         652,344
   Net annuitization transactions                                -                 -                 -               -
   Policyholder charges (Note 3)                           (13,303)          (19,974)          (34,262)        (29,214)
                                                  ----------------- -----------------  ---------------- ---------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   558,528         6,875,845         5,264,180       6,554,268
                                                  ----------------- -----------------  ---------------- ---------------

NET INCREASE (DECREASE) IN NET ASSETS                      803,354         7,836,914         7,722,133       7,435,111

NET ASSETS BEGINNING OF PERIOD                           3,446,039        11,067,215        16,035,295      13,899,317
                                                  ----------------- -----------------  ---------------- ---------------

NET ASSETS END OF PERIOD                               $ 4,249,393      $ 18,904,129      $ 23,757,428    $ 21,334,428
------------------------------------------------  ================= =================  ================ ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2004                     211,802           699,670           769,763       1,093,832

      Units Issued                                          84,388           470,035           310,465         720,415
      Units Redeemed                                       (49,954)         (163,847)         (205,247)       (220,787)
                                                  ----------------- -----------------  ---------------- ---------------

Units Outstanding at December 31, 2005                     246,236         1,005,858           874,981       1,593,460
                                                  ================= =================  ================ ===============




                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the Period Ended December 31, 2004


                                                       JNL/AIM            JNL/AIM             JNL/AIM          JNL/Alger
                                                      Large Cap      Premier Equity II        Small Cap          Growth
                                                  Growth Portfolio     Portfolio (a)      Growth Portfolio     Portfolio
                                                  ------------------ -------------------  -----------------  ---------------
OPERATIONS
   Net investment loss                                    $ (53,584)           $ (1,963)         $ (60,755)       $ (97,502)
   Net realized gain (loss) on investments                   79,260              (1,206)            53,092         (314,274)
   Net change in unrealized appreciation
      (depreciation) on investments                         221,272             (13,061)           156,759          648,135
                                                  ------------------ -------------------  -----------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                          246,948             (16,230)           149,096          236,359
                                                  ------------------ -------------------  -----------------  ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                             1,616,352             217,536          1,541,253          751,069
   Surrenders and terminations                             (245,821)             (5,003)          (177,835)        (435,889)
   Transfers between portfolios                             400,876            (603,691)          (314,098)        (900,434)
   Policyholder charges (Note 3)                             (8,620)                (44)            (3,253)         (13,886)
                                                  ------------------ -------------------  -----------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  1,762,787            (391,202)         1,046,067         (599,140)
                                                  ------------------ -------------------  -----------------  ---------------

NET INCREASE (DECREASE) IN NET ASSETS                     2,009,735            (407,432)         1,195,163         (362,781)

NET ASSETS BEGINNING OF PERIOD                            1,356,428             407,432          2,531,475        7,075,708
                                                  ------------------ -------------------  -----------------  ---------------

NET ASSETS END OF PERIOD                                $ 3,366,163                 $ -        $ 3,726,638      $ 6,712,927
------------------------------------------------  ================== ===================  =================  ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                      136,244              45,083            233,513          754,085

      Units Issued                                          337,593              24,568            260,684           74,740
      Units Redeemed                                       (161,420)            (69,651)          (170,509)        (168,228)
                                                  ------------------ -------------------  -----------------  ---------------

Units Outstanding at December 31, 2004                      312,417                   -            323,688          660,597
                                                  ================== ===================  =================  ===============



                                                    JNL/Alliance        JNL/Eagle         JNL/Eagle           JNL/FMR
                                                       Capital          Core Equity        SmallCap          Balanced
                                                  Growth Portfolio      Portfolio      Equity Portfolio      Portfolio
                                                  ------------------  ----------------------------------  ----------------
OPERATIONS
   Net investment loss                                    $ (28,111)       $ (30,743)         $ (61,991)        $ (17,503)
   Net realized gain (loss) on investments                   29,269            4,247             81,523            39,385
   Net change in unrealized appreciation
      (depreciation) on investments                          94,316          233,744            633,918           426,075
                                                  ------------------  ---------------  -----------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           95,474          207,248            653,450           447,957
                                                  ------------------  ---------------  -----------------  ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                               164,537        1,348,803            715,866         1,563,379
   Surrenders and terminations                             (156,664)        (163,820)          (226,546)         (259,378)
   Transfers between portfolios                            (578,432)          57,062            932,375           (57,054)
   Policyholder charges (Note 3)                             (3,914)          (3,548)            (5,663)           (7,912)
                                                  ------------------  ---------------  -----------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   (574,473)       1,238,497          1,416,032         1,239,035
                                                  ------------------  ---------------  -----------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS                      (478,999)       1,445,745          2,069,482         1,686,992

NET ASSETS BEGINNING OF PERIOD                            2,402,216        2,925,022          3,055,631         4,997,027
                                                  ------------------  ---------------  -----------------  ----------------

NET ASSETS END OF PERIOD                                $ 1,923,217      $ 4,370,767        $ 5,125,113       $ 6,684,019
------------------------------------------------  ==================  ===============  =================  ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                      382,516          273,046            250,967           515,772

      Units Issued                                           31,681          132,956            158,101           307,285
      Units Redeemed                                       (139,841)         (52,231)           (61,993)         (175,314)
                                                  ------------------  ---------------  -----------------  ----------------

Units Outstanding at December 31, 2004                      274,356          353,771            347,075           647,743
                                                  ==================  ===============  =================  ================




                                                      JNL/FMR        JNL/JPMorgan
                                                   Capital Growth    International
                                                     Portfolio      Equity Portfolio
                                                  ----------------- ----------------
OPERATIONS
   Net investment loss                                   $ (82,976)        $ (5,599)
   Net realized gain (loss) on investments              (1,056,023)          42,014
   Net change in unrealized appreciation
      (depreciation) on investments                      1,986,140          318,009
                                                  ----------------- ----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         847,141          354,424
                                                  ----------------- ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                              257,909          213,953
   Surrenders and terminations                            (509,854)        (191,194)
   Transfers between portfolios                           (680,413)         318,053
   Policyholder charges (Note 3)                           (17,776)          (5,528)
                                                  ----------------- ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  (950,134)         335,284
                                                  ----------------- ----------------

NET INCREASE (DECREASE) IN NET ASSETS                     (102,993)         689,708

NET ASSETS BEGINNING OF PERIOD                           6,074,117        2,388,582
                                                  ----------------- ----------------

NET ASSETS END OF PERIOD                               $ 5,971,124      $ 3,078,290
------------------------------------------------  ================= ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                     694,673          267,853

      Units Issued                                          33,919          111,393
      Units Redeemed                                      (156,218)         (84,286)
                                                  ----------------- ----------------

Units Outstanding at December 31, 2004                     572,374          294,960
                                                  ================= ================



(a)  Period from January 1, 2004 through April 30, 2004.



                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
Statements of Changes in Net Assets
For the Period Ended December 31, 2004


                                               JNL/JPMorgan           JNL/               JNL/             JNL/MCM
                                               International     Lazard Mid Cap    Lazard Small Cap          25
                                              Value Portfolio    Value Portfolio   Value Portfolio       Portfolio
                                             ------------------------------------- -----------------  -----------------
OPERATIONS
   Net investment loss                                $ (4,041)         $ (58,211)        $ (69,103)        $ (244,174)
   Net realized gain (loss) on investments              41,024            674,291           628,646          1,091,171
   Net change in unrealized appreciation
      (depreciation) on investments                    311,986            235,512           (17,917)         1,903,590
                                             ------------------------------------- -----------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     348,969            851,592           541,626          2,750,587
                                             ------------------------------------- -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                        1,042,395          2,020,442         1,554,349         11,156,712
   Surrenders and terminations                         (38,530)          (159,172)         (266,032)          (367,878)
   Transfers between portfolios                        549,932          1,202,999           (88,075)        (2,036,667)
   Policyholder charges (Note 3)                          (724)            (1,582)           (5,953)            (1,397)
                                             ------------------------------------- -----------------  -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                             1,553,073          3,062,687         1,194,289          8,750,770
                                             ------------------------------------- -----------------  -----------------

NET INCREASE IN NET ASSETS                           1,902,042          3,914,279         1,735,915         11,501,357

NET ASSETS BEGINNING OF PERIOD                         775,151          1,954,059         3,162,272          7,121,571
                                             ------------------------------------- -----------------  -----------------

NET ASSETS END OF PERIOD                           $ 2,677,193        $ 5,868,338       $ 4,898,187       $ 18,622,928
-------------------------------------------  ===================================== =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                  69,233            153,974           256,160            535,334

      Units Issued                                     195,103            261,590           237,389          1,092,615
      Units Redeemed                                   (31,228)           (47,294)         (145,194)          (454,740)
                                             ------------------------------------- -----------------  -----------------

Units Outstanding at December 31, 2004                 233,108            368,270           348,355          1,173,209
                                             ===================================== =================  =================



                                                                                                           JNL/MCM
                                                  JNL/MCM            JNL/MCM            JNL/MCM            Enhanced
                                                Bond Index        Communications    Consumer Brands     S&P 500 Stock
                                                 Portfolio       Sector Portfolio   Sector Portfolio   Index Portfolio
                                             ------------------  -----------------  -----------------  -----------------
OPERATIONS
   Net investment loss                               $ (26,486)          $ (2,660)          $ (2,334)         $ (26,179)
   Net realized gain (loss) on investments              (3,267)               175             (1,970)            29,408
   Net change in unrealized appreciation
      (depreciation) on investments                     74,223             26,693             20,958            182,000
                                             ------------------  -----------------  -----------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      44,470             24,208             16,654            185,229
                                             ------------------  -----------------  -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                        3,276,657            175,703            203,982            912,785
   Surrenders and terminations                        (120,946)           (31,586)            (2,352)          (140,446)
   Transfers between portfolios                        469,399            128,643             (7,497)           217,039
   Policyholder charges (Note 3)                        (2,676)            (1,394)              (140)            (6,826)
                                             ------------------  -----------------  -----------------  -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                             3,622,434            271,366            193,993            982,552
                                             ------------------  -----------------  -----------------  -----------------

NET INCREASE IN NET ASSETS                           3,666,904            295,574            210,647          1,167,781

NET ASSETS BEGINNING OF PERIOD                         566,618                  -                  -          1,155,705
                                             ------------------  -----------------  -----------------  -----------------

NET ASSETS END OF PERIOD                           $ 4,233,522          $ 295,574          $ 210,647        $ 2,323,486
-------------------------------------------  ==================  =================  =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                  53,215                  -                  -            133,249

      Units Issued                                     393,361             58,727             36,688            170,059
      Units Redeemed                                   (58,213)            (4,728)           (16,899)           (40,840)
                                             ------------------  -----------------  -----------------  -----------------

Units Outstanding at December 31, 2004                 388,363             53,999             19,789            262,468
                                             ==================  =================  =================  =================



                                                  JNL/MCM            JNL/MCM
                                                 Financial           Global
                                              Sector Portfolio    15 Portfolio
                                             ------------------- ----------------
OPERATIONS
   Net investment loss                                 $ (3,664)       $ (85,330)
   Net realized gain (loss) on investments                  525           69,006
   Net change in unrealized appreciation
      (depreciation) on investments                      33,889        1,419,694
                                             ------------------- ----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                       30,750        1,403,370
                                             ------------------- ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                           340,842        5,478,302
   Surrenders and terminations                           (1,761)        (130,456)
   Transfers between portfolios                         (10,240)       2,972,176
   Policyholder charges (Note 3)                            (13)          (1,670)
                                             ------------------- ----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                328,828        8,318,352
                                             ------------------- ----------------

NET INCREASE IN NET ASSETS                              359,578        9,721,722

NET ASSETS BEGINNING OF PERIOD                           24,017        1,357,402
                                             ------------------- ----------------

NET ASSETS END OF PERIOD                              $ 383,595     $ 11,079,124
-------------------------------------------  =================== ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                    2,308          109,707

      Units Issued                                       36,292          678,425
      Units Redeemed                                     (5,694)         (69,423)
                                             ------------------- ----------------

Units Outstanding at December 31, 2004                   32,906          718,709
                                             =================== ================




                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2004


                                                      JNL/MCM            JNL/MCM           JNL/MCM            JNL/MCM
                                                     Healthcare       International         JNL 5             Nasdaq(R)
                                                  Sector Portfolio   Index Portfolio    Portfolio (a)    15 Portfolio (a)
                                                  -----------------------------------  ----------------  ------------------
OPERATIONS
   Net investment income (loss)                          $ (10,655)        $ (51,571)          $ 2,427            $ (3,521)
   Net realized gain (loss) on investments                  (4,664)           43,019             2,563                 198
   Net change in unrealized appreciation
      on investments                                        45,621           820,492           212,597              89,861
                                                  -----------------------------------  ----------------  ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                          30,302           811,940           217,587              86,538
                                                  -----------------------------------  ----------------  ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            1,014,025         5,009,932         3,832,173              82,381
   Surrenders and terminations                             (19,849)         (100,575)           (1,473)                 (6)
   Transfers between portfolios                            228,450           838,085         1,217,063           1,041,786
   Policyholder charges (Note 3)                              (479)           (2,802)              (30)                  -
                                                  -----------------------------------  ----------------  ------------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 1,222,147         5,744,640         5,047,733           1,124,161
                                                  -----------------------------------  ----------------  ------------------

NET INCREASE IN NET ASSETS                               1,252,449         6,556,580         5,265,320           1,210,699

NET ASSETS BEGINNING OF PERIOD                              34,528           662,506                 -                   -
                                                  -----------------------------------  ----------------  ------------------

NET ASSETS END OF PERIOD                               $ 1,286,977       $ 7,219,086       $ 5,265,320         $ 1,210,699
------------------------------------------------- ===================================  ================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                       3,360            57,664                 -                   -

      Units Issued                                         160,258           551,607           489,302             111,826
      Units Redeemed                                       (40,964)          (79,075)           (5,783)                (66)
                                                  -----------------------------------  ----------------  ------------------

Units Outstanding at December 31, 2004                     122,654           530,196           483,519             111,760
                                                  ===================================  ================  ==================


(a) Inception date October 1, 2004.


                                                      JNL/MCM           JNL/MCM            JNL/MCM          JNL/MCM
                                                     Oil & Gas       S&P 400 MidCap        S&P 500        Select Small
                                                  Sector Portfolio  Index Portfolio    Index Portfolio   Cap Portfolio
                                                  ----------------- -----------------  ---------------------------------
OPERATIONS
   Net investment income (loss)                           $ (6,737)       $ (126,735)          $ 8,062       $ (127,731)
   Net realized gain (loss) on investments                  54,861            72,124           191,140          597,320
   Net change in unrealized appreciation
      on investments                                        61,390         1,339,553           896,869          703,549
                                                  ----------------- -----------------  ----------------  ---------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         109,514         1,284,942         1,096,071        1,173,138
                                                  ----------------- -----------------  ----------------  ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                              714,317         8,238,202         9,679,283        5,130,782
   Surrenders and terminations                             (13,735)         (239,330)         (280,026)        (279,804)
   Transfers between portfolios                            (83,926)        1,422,263         1,410,501       (2,105,951)
   Policyholder charges (Note 3)                              (419)           (6,010)           (7,647)          (6,649)
                                                  ----------------- -----------------  ----------------  ---------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   616,237         9,415,125        10,802,111        2,738,378
                                                  ----------------- -----------------  ----------------  ---------------

NET INCREASE IN NET ASSETS                                 725,751        10,700,067        11,898,182        3,911,516

NET ASSETS BEGINNING OF PERIOD                                   -         2,079,634         4,370,817        6,217,015
                                                  ----------------- -----------------  ----------------  ---------------

NET ASSETS END OF PERIOD                                 $ 725,751      $ 12,779,701      $ 16,268,999     $ 10,128,531
------------------------------------------------- ================= =================  ================  ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                           -           182,732           431,872          396,805

      Units Issued                                         107,336           943,508         1,324,053          459,179
      Units Redeemed                                       (62,517)         (130,121)         (231,137)        (269,072)
                                                  ----------------- -----------------  ----------------  ---------------

Units Outstanding at December 31, 2004                      44,819           996,119         1,524,788          586,912
                                                  ================= =================  ================  ===============




                                                       JNL/MCM           JNL/MCM
                                                      Small Cap         Technology
                                                   Index Portfolio    Sector Portfolio
                                                  ------------------  ---------------
OPERATIONS
   Net investment income (loss)                          $ (107,558)        $ (4,456)
   Net realized gain (loss) on investments                  184,353            4,064
   Net change in unrealized appreciation
      on investments                                      1,137,402           32,083
                                                  ------------------  ---------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                        1,214,197           31,691
                                                  ------------------  ---------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                             6,357,881          372,110
   Surrenders and terminations                             (148,329)         (28,894)
   Transfers between portfolios                             274,591          105,387
   Policyholder charges (Note 3)                             (3,600)          (1,459)
                                                  ------------------  ---------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  6,480,543          447,144
                                                  ------------------  ---------------

NET INCREASE IN NET ASSETS                                7,694,740          478,835

NET ASSETS BEGINNING OF PERIOD                            2,844,286                -
                                                  ------------------  ---------------

NET ASSETS END OF PERIOD                               $ 10,539,026        $ 478,835
------------------------------------------------- ==================  ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                      227,873                -

      Units Issued                                          744,187          113,900
      Units Redeemed                                       (182,086)         (28,698)
                                                  ------------------  ---------------

Units Outstanding at December 31, 2004                      789,974           85,202
                                                  ==================  ===============



                     See notes to the financial statements.

<>


JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2004


                                                   JNL/MCM             JNL/MCM           JNL/MCM            JNL/MCM
                                                    Dow SM              S&P(R)         Value Line(R)          VIP
                                                 10 Portfolio       10 Portfolio     25 Portfolio (a)    Portfolio (a)
                                               ------------------------------------  -----------------  -----------------
OPERATIONS
   Net investment income (loss)                      $ (228,082)        $ (290,153)         $ (24,006)            $ (127)
   Net realized gain (loss) on investments              380,246          1,379,341             50,642                213
   Net change in unrealized appreciation
      (depreciation) on investments                     300,818          1,836,505            561,682             11,137
                                               ------------------------------------  -----------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      452,982          2,925,693            588,318             11,223
                                               ------------------------------------  -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                         7,961,543         10,354,037            760,882            111,798
   Surrenders and terminations                         (326,873)          (433,922)           (21,023)            (5,955)
   Transfers between portfolios                        (893,227)        (4,877,733)        12,612,970            194,126
   Policyholder charges (Note 3)                         (3,097)            (1,842)              (108)                 -
                                               ------------------------------------  -----------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                              6,738,346          5,040,540         13,352,721            299,969
                                               ------------------------------------  -----------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS                 7,191,328          7,966,233         13,941,039            311,192

NET ASSETS BEGINNING OF PERIOD                        8,608,042          8,406,164                  -                  -
                                               ------------------------------------  -----------------  -----------------

NET ASSETS END OF PERIOD                           $ 15,799,370       $ 16,372,397       $ 13,941,039          $ 311,192
---------------------------------------------  ====================================  =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                  624,155            748,753                  -                  -

      Units Issued                                      851,523          1,364,803          1,331,599             28,860
      Units Redeemed                                   (341,304)          (848,009)          (103,901)              (549)
                                               ------------------------------------  -----------------  -----------------

Units Outstanding at December 31, 2004                1,134,374          1,265,547          1,227,698             28,311
                                               ====================================  =================  =================



                                                 JNL/Oppenheimer     JNL/Oppenheimer         JNL/PIMCO           JNL/PPM
                                                  Global Growth           Growth           Total Return     America High Yield
                                                    Portfolio           Portfolio         Bond Portfolio    Bond Portfolio (b)
                                               -------------------- -------------------  ------------------ ------------------
OPERATIONS
   Net investment income (loss)                          $ (54,814)          $ (18,692)           $ 30,079          $ 389,736
   Net realized gain (loss) on investments                  58,806              (5,223)            225,842             13,990
   Net change in unrealized appreciation
      (depreciation) on investments                        657,572              74,537              68,384           (206,849)
                                               -------------------- -------------------  ------------------ ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         661,564              50,622             324,305            196,877
                                               -------------------- -------------------  ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            1,541,096             645,178           6,462,571          2,490,408
   Surrenders and terminations                            (147,799)            (31,075)           (782,323)          (474,235)
   Transfers between portfolios                            843,413             101,607             637,043        (13,755,809)
   Policyholder charges (Note 3)                            (3,397)             (1,024)            (15,457)            (7,818)
                                               -------------------- -------------------  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 2,233,313             714,686           6,301,834        (11,747,454)
                                               -------------------- -------------------  ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                    2,894,877             765,308           6,626,139        (11,550,577)

NET ASSETS BEGINNING OF PERIOD                           2,389,409             680,466           8,874,523         11,550,577
                                               -------------------- -------------------  ------------------ ------------------

NET ASSETS END OF PERIOD                               $ 5,284,286         $ 1,445,774        $ 15,500,662                $ -
---------------------------------------------  ==================== ===================  ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                     247,792              85,342             747,221            900,051

      Units Issued                                         275,914             134,138             769,887            298,141
      Units Redeemed                                       (49,964)            (41,630)           (306,830)        (1,198,192)
                                               -------------------- -------------------  ------------------ ------------------

Units Outstanding at December 31, 2004                     473,742             177,850           1,210,278                  -
                                               ==================== ===================  ================== ==================



                                                  JNL/Putnam         JNL/Putnam
                                                    Equity         Midcap Growth
                                                  Portfolio          Portfolio
                                               -----------------  -----------------
OPERATIONS
   Net investment income (loss)                       $ (27,551)         $ (25,740)
   Net realized gain (loss) on investments             (183,498)            (3,810)
   Net change in unrealized appreciation
      (depreciation) on investments                     539,474            268,089
                                               -----------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      328,425            238,539
                                               -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            67,336            233,062
   Surrenders and terminations                         (307,217)           (85,601)
   Transfers between portfolios                        (312,196)            56,001
   Policyholder charges (Note 3)                         (8,879)            (2,759)
                                               -----------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               (560,956)           200,703
                                               -----------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS                  (232,531)           439,242

NET ASSETS BEGINNING OF PERIOD                        3,386,462          1,354,194
                                               -----------------  -----------------

NET ASSETS END OF PERIOD                            $ 3,153,931        $ 1,793,436
---------------------------------------------  =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                  426,956            198,761

      Units Issued                                        9,597             86,146
      Units Redeemed                                    (84,056)           (56,863)
                                               -----------------  -----------------

Units Outstanding at December 31, 2004                  352,497            228,044
                                               =================  =================


(a) Inception date October 1, 2004.
(b) Period from January 1, 2004 through October 1, 2004.


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2004


                                                        JNL/Putnam           JNL/S&P            JNL/S&P             JNL/S&P
                                                       Value Equity       Core Index 50      Core Index 75       Core Index 100
                                                        Portfolio         Portfolio (b)      Portfolio (b)       Portfolio (b)
                                                    -------------------  ----------------  ------------------  -------------------
OPERATIONS
   Net investment loss                                        $ (7,695)         $ (7,557)           $ (3,676)            $ (5,180)
   Net realized gain (loss) on investments                      25,344            48,332              32,355               55,923
   Net change in unrealized appreciation
      (depreciation) on investments                            520,409           (28,142)             (6,117)             (31,307)
                                                    -------------------  ----------------  ------------------  -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                             538,058            12,633              22,562               19,436
                                                    -------------------  ----------------  ------------------  -------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                                  481,113           965,481           1,035,709            1,232,233
   Surrenders and terminations                                (420,397)          (22,190)             (6,266)             (10,817)
   Transfers between portfolios                               (432,112)       (1,336,807)         (1,113,856)          (1,761,419)
   Policyholder charges (Note 3)                               (11,095)             (200)               (322)                (805)
                                                    -------------------  ----------------  ------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                      (382,491)         (393,716)            (84,735)            (540,808)
                                                    -------------------  ----------------  ------------------  -------------------

NET INCREASE (DECREASE) IN NET ASSETS                          155,567          (381,083)            (62,173)            (521,372)

NET ASSETS BEGINNING OF PERIOD                               6,930,341           381,083              62,173              521,372
                                                    -------------------  ----------------  ------------------  -------------------

NET ASSETS END OF PERIOD                                   $ 7,085,908               $ -                 $ -                  $ -
--------------------------------------------------  ===================  ================  ==================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                         724,018            36,060               5,249               50,970

      Units Issued                                              63,106           106,616             173,435              128,471
      Units Redeemed                                          (126,874)         (142,676)           (178,684)            (179,441)
                                                    -------------------  ----------------  ------------------  -------------------

Units Outstanding at December 31, 2004                         660,250                 -                   -                    -
                                                    ===================  ================  ==================  ===================



                                                          JNL/S&P                               JNL/S&P           JNL/S&P
                                                     Equity Aggressive        JNL/S&P           Managed           Managed
                                                          Growth           Equity Growth      Aggressive       Conservative
                                                      Portfolio I (b)     Portfolio I (b)   Growth Portfolio   Portfolio (a)
                                                    --------------------  ----------------  ----------------  ----------------
OPERATIONS
   Net investment loss                                        $ (29,440)       $ (371,449)       $ (328,168)         $ (2,371)
   Net realized gain (loss) on investments                     (136,331)        2,404,924           155,986            21,689
   Net change in unrealized appreciation
      (depreciation) on investments                             193,145        (1,615,600)        5,287,403            10,278
                                                    --------------------  ----------------  ----------------  ----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                               27,374           417,875         5,115,221            29,596
                                                    --------------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                                 1,107,712         9,858,284         8,181,002         1,113,209
   Surrenders and terminations                                  (70,484)         (321,142)         (867,302)          (11,152)
   Transfers between portfolios                              (3,081,901)      (33,853,949)       42,630,773            68,845
   Policyholder charges (Note 3)                                 (2,897)           (4,842)          (16,268)             (140)
                                                    --------------------  ----------------  ----------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                     (2,047,570)      (24,321,649)       49,928,205         1,170,762
                                                    --------------------  ----------------  ----------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS                        (2,020,196)      (23,903,774)       55,043,426         1,200,358

NET ASSETS BEGINNING OF PERIOD                                2,020,196        23,903,774         7,524,453                 -
                                                    --------------------  ----------------  ----------------  ----------------

NET ASSETS END OF PERIOD                                            $ -               $ -      $ 62,567,879       $ 1,200,358
--------------------------------------------------  ====================  ================  ================  ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                          213,131         2,575,611           740,353                 -

      Units Issued                                              132,689         1,395,501         5,171,764           255,553
      Units Redeemed                                           (345,820)       (3,971,112)         (498,012)         (139,085)
                                                    --------------------  ----------------  ----------------  ----------------

Units Outstanding at December 31, 2004                                -                 -         5,414,105           116,468
                                                    ====================  ================  ================  ================




                                                                           JNL/S&P
                                                         JNL/S&P           Managed
                                                         Managed          Moderate
                                                    Growth Portfolio    Portfolio (a)
                                                    ------------------ ----------------
OPERATIONS
   Net investment loss                                     $ (471,723)        $ (2,108)
   Net realized gain (loss) on investments                    844,280               39
   Net change in unrealized appreciation
      (depreciation) on investments                         4,573,416           27,582
                                                    ------------------ ----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                          4,945,973           25,513
                                                    ------------------ ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                              22,210,682        1,668,795
   Surrenders and terminations                             (2,144,095)            (891)
   Transfers between portfolios                             4,354,208          242,723
   Policyholder charges (Note 3)                              (38,572)               -
                                                    ------------------ ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   24,382,223        1,910,627
                                                    ------------------ ----------------

NET INCREASE (DECREASE) IN NET ASSETS                      29,328,196        1,936,140

NET ASSETS BEGINNING OF PERIOD                             31,118,583                -
                                                    ------------------ ----------------

NET ASSETS END OF PERIOD                                 $ 60,446,779      $ 1,936,140
--------------------------------------------------  ================== ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                      2,930,688                -

      Units Issued                                          3,308,121          184,822
      Units Redeemed                                       (1,202,213)             (90)
                                                    ------------------ ----------------

Units Outstanding at December 31, 2004                      5,036,596          184,732
                                                    ================== ================




(a) Inception date October 1, 2004.
(b) Period from January 1, 2004 through October 1, 2004.


                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2004

                                                     JNL/S&P            JNL/S&P          JNL/Salomon        JNL/Salomon
                                                     Managed        Very Aggressive     Brothers High        Brothers
                                                    Moderate            Growth           Yield Bond       Strategic Bond
                                                Growth Portfolio    Portfolio I (b)     Portfolio (a)        Portfolio
                                                ------------------ ------------------ ------------------ ------------------
OPERATIONS
   Net investment income (loss)                        $ (169,373)         $ (24,959)         $ 214,881          $ 179,201
   Net realized gain (loss) on investments                816,016            (39,298)            16,978            144,915
   Net change in unrealized appreciation
      (depreciation) on investments                     1,928,102            102,608             69,577            (80,028)
                                                ------------------ ------------------ ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      2,574,745             38,351            301,436            244,088
                                                ------------------ ------------------ ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                          13,379,254            552,917          1,332,194          2,193,690
   Surrenders and terminations                         (1,369,049)           (86,669)          (327,163)          (320,536)
   Transfers between portfolios                         4,268,880         (2,346,273)        11,933,311           (578,069)
   Policyholder charges (Note 3)                          (22,508)            (2,709)            (5,986)            (9,497)
                                                ------------------ ------------------ ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               16,256,577         (1,882,734)        12,932,356          1,285,588
                                                ------------------ ------------------ ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                  18,831,322         (1,844,383)        13,233,792          1,529,676

NET ASSETS BEGINNING OF PERIOD                         19,013,003          1,844,383                  -          4,498,124
                                                ------------------ ------------------ ------------------ ------------------

NET ASSETS END OF PERIOD                             $ 37,844,325                $ -       $ 13,233,792        $ 6,027,800
----------------------------------------------  ================== ================== ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                  1,768,268            200,186                  -            324,588

      Units Issued                                      2,163,395             75,058          1,194,815            220,528
      Units Redeemed                                     (744,405)          (275,244)           (71,228)          (158,931)
                                                ------------------ ------------------ ------------------ ------------------

Units Outstanding at December 31, 2004                  3,187,258                  -          1,123,587            386,185
                                                ================== ================== ================== ==================



                                                    JNL/Salomon
                                                     Brothers
                                                  U.S. Government       JNL/Select         JNL/Select        JNL/Select
                                                     & Quality           Balanced        Global Growth        Large Cap
                                                  Bond Portfolio        Portfolio          Portfolio       Growth Portfolio
                                                -------------------- -----------------  -----------------  ----------------
OPERATIONS
   Net investment income (loss)                           $ 224,998        $ (143,890)         $ (50,711)        $ (95,577)
   Net realized gain (loss) on investments                    6,086           344,411           (502,200)         (722,170)
   Net change in unrealized appreciation
      (depreciation) on investments                         (56,131)          662,987            866,701         1,467,324
                                                -------------------- -----------------  -----------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                          174,953           863,508            313,790           649,577
                                                -------------------- -----------------  -----------------  ----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                             1,618,158         2,945,304            106,323         1,016,223
   Surrenders and terminations                           (1,560,456)         (602,660)          (308,743)         (575,616)
   Transfers between portfolios                            (280,199)         (518,344)          (309,979)         (666,712)
   Policyholder charges (Note 3)                            (55,729)          (13,887)           (12,013)          (22,791)
                                                -------------------- -----------------  -----------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   (278,226)        1,810,413           (524,412)         (248,896)
                                                -------------------- -----------------  -----------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS                      (103,273)        2,673,921           (210,622)          400,681

NET ASSETS BEGINNING OF PERIOD                            7,945,583         8,248,656          3,864,680         6,730,375
                                                -------------------- -----------------  -----------------  ----------------

NET ASSETS END OF PERIOD                                $ 7,842,310      $ 10,922,577        $ 3,654,058       $ 7,131,056
----------------------------------------------  ==================== =================  =================  ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                      638,521           593,779            420,420           804,766

      Units Issued                                          280,787           221,952             14,998            80,018
      Units Redeemed                                       (318,224)         (161,077)           (78,559)         (186,685)
                                                -------------------- -----------------  -----------------  ----------------

Units Outstanding at December 31, 2004                      601,084           654,654            356,859           698,099
                                                ==================== =================  =================  ================




                                                    JNL/Select             JNL/
                                                   Money Market        Select Value
                                                    Portfolio            Portfolio
                                                -------------------  ------------------
OPERATIONS
   Net investment income (loss)                          $ (31,746)          $ (30,986)
   Net realized gain (loss) on investments                     774              52,226
   Net change in unrealized appreciation
      (depreciation) on investments                           (680)            315,923
                                                -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         (31,652)            337,163
                                                -------------------  ------------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                            6,538,303           1,204,107
   Surrenders and terminations                            (579,253)           (144,169)
   Transfers between portfolios                         (3,058,980)            922,398
   Policyholder charges (Note 3)                           (17,300)             (6,620)
                                                -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 2,882,770           1,975,716
                                                -------------------  ------------------

NET INCREASE (DECREASE) IN NET ASSETS                    2,851,118           2,312,879

NET ASSETS BEGINNING OF PERIOD                           2,366,552           1,133,160
                                                -------------------  ------------------

NET ASSETS END OF PERIOD                               $ 5,217,670         $ 3,446,039
----------------------------------------------  ===================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003                     218,471              78,527

      Units Issued                                       1,168,549             161,075
      Units Redeemed                                      (918,336)            (27,800)
                                                -------------------  ------------------

Units Outstanding at December 31, 2004                     468,684             211,802
                                                ===================  ==================



(a) Commencement of operations October 1, 2004.
(b)  Period from January 1, 2004 through October 1, 2004.



                     See notes to the financial statements.


JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
For the Period Ended December 31, 2004

                                             JNL/T.Rowe        JNL/T. Rowe
                                               Price          Price Mid-Cap       JNL/T. Rowe
                                            Established           Growth          Price Value
                                          Growth Portfolio      Portfolio          Portfolio
                                          -----------------  -----------------  -----------------
OPERATIONS
   Net investment loss                           $ (85,023)        $ (190,486)         $ (67,462)
   Net realized gain on investments                 60,540          1,095,547            191,157
   Net change in unrealized appreciation
      on investments                               875,174          1,181,806          1,300,658
                                          -----------------  -----------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                 850,691          2,086,867          1,424,353
                                          -----------------  -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Purchase payments (Note 4)                    3,982,772          4,791,951          5,902,605
   Surrenders and terminations                    (419,949)          (844,213)          (387,465)
   Transfers between portfolios                    725,644            641,664          1,287,362
   Policyholder charges (Note 3)                   (10,637)           (23,596)            (8,466)
                                          -----------------  -----------------  -----------------
NET INCREASE IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                         4,277,830          4,565,806          6,794,036
                                          -----------------  -----------------  -----------------

NET INCREASE IN NET ASSETS                       5,128,521          6,652,673          8,218,389

NET ASSETS BEGINNING OF PERIOD                   5,938,694          9,382,622          5,680,928
                                          -----------------  -----------------  -----------------

NET ASSETS END OF PERIOD                      $ 11,067,215       $ 16,035,295       $ 13,899,317
----------------------------------------  =================  =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2003             516,462            636,430            519,374

      Units Issued                                 297,389            274,993            756,788
      Units Redeemed                              (114,181)          (141,660)          (182,330)
                                          -----------------  -----------------  -----------------

Units Outstanding at December 31, 2004             699,670            769,763          1,093,832
                                          =================  =================  =================



                     See notes to the financial statements.



JNLNY SEPARATE ACCOUNT I
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

JNLNY SEPARATE ACCOUNT I
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Jackson National Life Insurance Company of New York ("Jackson National") established JNLNY Separate Account I (the "Separate Account") on September 12,
1997. The Separate Account commenced operations on November 27, 1998, and is registered under the Investment Company Act of 1940 as a unit investment trust.

The Separate Account assets legally belong to Jackson National and the obligations under the contracts are the obligation of Jackson National. However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson National may conduct.

The Separate Account receives and invests net premiums for individual flexible premium variable annuity contracts issued by Jackson National. The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment. The Separate Account contained fifty-eight (58) Portfolios during 2005, but currently contains fifty-seven (57) Portfolios as of December 31, 2005, each of which invests in the following series of mutual funds:


JNL/AIM Large Cap Growth Fund                            JNL/Oppenheimer Growth Fund
JNL/AIM Real Estate Fund                                 JNL/PIMCO Total Return Bond Fund
JNL/AIM Small Cap Growth Fund                            JNL/Putnam Equity Fund
JNL/Alger Growth Fund                                    JNL/Putnam Midcap Growth Fund
JNL/Alliance Capital Growth Fund (1)                     JNL/Putnam Value Equity Fund
JNL/Eagle Core Equity Fund                               JNL/S&P Managed Aggressive Growth Fund
JNL/Eagle SmallCap Equity Fund                           JNL/S&P Managed Conservative Fund
JNL/FMR Balanced Fund                                    JNL/S&P Managed Growth Fund
JNL/FMR Capital Growth Fund                              JNL/S&P Managed Moderate Fund
JNL/Franklin Templeton Small Cap Value Fund              JNL/S&P Managed Moderate Growth Fund
JNL/Goldman Sachs Mid Cap Value Fund                     JNL/Salomon Brothers High Yield Bond Fund
JNL/JPMorgan International Equity Fund                   JNL/Salomon Brothers Strategic Bond Fund
JNL/JPMorgan International Value Fund                    JNL/Salomon Brothers U.S Government & Quality Bond Fund
JNL/Lazard Mid Cap Value Fund                            JNL/Select Balanced Fund
JNL/Lazard Small Cap Value Fund                          JNL/Select Global Growth Fund
JNL/MCM Bond Index Fund *                                JNL/Select Large Cap Growth Fund
JNL/MCM Enhanced S&P 500 Stock Index Fund*               JNL/Select Money Market Fund
JNL/MCM International Index Fund*                        JNL/Select Value Fund
JNL/MCM S&P 400 MidCap Index Fund*                       JNL/T. Rowe Price Established Growth Fund
JNL/MCM S&P 500 Index Fund*                              JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/MCM Small Cap Index Fund*                            JNL/T. Rowe Price Value Fund
JNL/Oppenheimer Global Growth Fund


JNL VARIABLE FUND LLC
JNL/MCM Communications Sector Fund*
JNL/MCM Consumer Brands Sector Fund*
JNL/MCM Financial Sector Fund*
JNL/MCM Healthcare Sector Fund*
JNL/MCM JNL 5 Fund*
JNL/MCM Oil & Gas Sector Fund*
JNL/MCM Technology Sector Fund*
JNL/MCM VIP Fund*


JNLNY VARIABLE FUND LLC
JNL/MCM 25 Fund*
JNL/MCM Global 15 Fund*
JNL/MCM Nasdaq(R) 15 Fund*
JNL/MCM Select Small Cap Fund*
JNL/MCM Dow SM 10 Fund*
JNL/MCM S&P(R) 10 Fund*
JNL/MCM Value Line(R) 25 Fund*



* MCM denotes the sub adviser Mellon Capital Management throughout these financial statements.

(1) This fund is no longer available as of December 31, 2005.

Jackson National Asset Management, LLC, a wholly-owned subsidiary of Jackson
National Life Insurance Company, serves as investment adviser for all the Funds and receives a fee for its services from each of the Funds.
NOTE 1 - ORGANIZATION (CONTINUED)

During the year ended December 31, 2005, the following acquisitions were accomplished at no cost to the contract owners:

--------------------------------------------------------------- -------------------------------------------- ---------------------
ACQUIRED PORTFOLIO                                              ACQUIRING PORTFOLIO                          DATE OF AQUISITION
--------------------------------------------------------------- -------------------------------------------- ---------------------
--------------------------------------------------------------- -------------------------------------------- ---------------------
JNL/Alliance Capital Growth Fund                                JNL/T. Rowe Price Established Growth Fund    April 28, 2005
--------------------------------------------------------------- -------------------------------------------- ---------------------

During the year ended December 31, 2005, the following funds changed names:

--------------------------------------------------------------- -------------------------------------------- ---------------------
PRIOR PORTFOLIO NAME                                            CURRENT PORTFOLIO NAME                       EFFECTIVE DATE
--------------------------------------------------------------- -------------------------------------------- ---------------------
--------------------------------------------------------------- -------------------------------------------- ---------------------
JNL/Putnam International Equity Fund                            JNL/JPMorgan International Equity Fund (2)   May 2, 2005
--------------------------------------------------------------- -------------------------------------------- ---------------------
--------------------------------------------------------------- -------------------------------------------- ---------------------
JNL/MCM Energy Sector Fund                                      JNL/MCM Oil & Gas Sector Fund                May 2, 2005
--------------------------------------------------------------- -------------------------------------------- ---------------------
--------------------------------------------------------------- -------------------------------------------- ---------------------
JNL/MCM Pharmaceutical/Healthcare Sector Fund                   JNL/MCM Healthcare Sector Fund               May 2, 2005
--------------------------------------------------------------- -------------------------------------------- ---------------------

(2) Name change due to change in sub adviser.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

     The Separate Account's investments in the corresponding series of mutual funds ("Funds") are stated at the closing net asset values of the respective Funds. The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account. Investments in the Funds are recorded on trade date. Realized gain distributions are reinvested in the respective Funds. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income to the Separate Account on the ex-dividend date.

FEDERAL INCOME TAXES

     The operations of the Separate Account are included in the federal income tax return of Jackson National, which is taxed as a "life insurance company" under the provisions of the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate
     Account. Therefore, no federal income tax has been provided.

NOTE 3 - POLICY CHARGES

Charges are deducted from the Separate Account to compensate Jackson National for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.

CONTRACT CHARGES

     CONTRACT MAINTENANCE CHARGE

     An annual contract maintenance charge of $30 is charged against each contract to reimburse Jackson National for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date. This charge is only imposed if the contract value is less than $50,000 on the date when the charge is assessed. The charge is deducted by redeeming units. For the years ended
     December 31, 2005 and 2004, contract maintenance charges were assessed in the amount of $107,716 and $76,448, respectively.

     TRANSFER FEE CHARGE

     A transfer fee of $25 will apply to transfers made by contract holders between the portfolios in excess of 15 transfers in a contract year.
     Jackson National may waive the transfer fee in connection with pre-authorized automatic transfer programs. This fee will be deducted from any contract values remaining in the portfolio(s) from which the transfers were made. If such remaining contract value is insufficient to pay the transfer fee, then the fee will be deducted from transferred contract values. For the years ended December 31, 2005 and 2004, transfer fee charges were assessed in the amount of $200 and $75, respectively.

     SURRENDER OR CONTINGENT DEFERRED SALES CHARGE

     During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract. The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts.

     The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year. The surrender charges are assessed by Jackson National and withheld from the proceeds of the withdrawals. For the years ended December 31, 2005 and 2004, surrender charges were assessed in the amount of $741,422 and $376,340, respectively.

ASSET-BASED CHARGES

     INSURANCE CHARGES

     Jackson National deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%. The administration charge is designed to reimburse Jackson National for administrative expenses related to the Separate Account and the issuance and maintenance of contracts.

     Jackson National deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 1.10% to 1.50% for the assumption of mortality and expense risks. The mortality risk assumed by Jackson National is that the insured may receive benefits greater than those anticipated by Jackson National. The expense risk assumed by Jackson
     National is that the costs of administering the contracts of the Separate
     Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

     NOTE 3 - POLICY CHARGES (CONTINUED)

     OPTIONAL BENEFIT CHARGES

     MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT CHARGE. If this benefit option has been selected, Jackson National makes an additional deduction at an annual rate of 0.15% of the average daily net asset value of the contract owners allocation. The Maximum Anniversary Value Death Benefit is an optional benefit that may increase the amount of the death benefit paid to the greatest contract value at any contract anniversary prior to the owner's
     81st birthday.

     CONTRACT ENHANCEMENT CHARGE. If one of the contract enhancement benefits has been selected, then for a period of three to seven contract years, Jackson National will make an additional deduction based upon the average daily net asset value of the contract owners allocations to the portfolios.
     The amounts of these charges depend upon which of the contract enhancements selected and range from 0.395% to 0.65%.

     CONTRACT ENHANCEMENT RECAPTURE CHARGE. If a contract enhancement benefit is selected above and a contract owner then makes a partial or total withdrawal during the first three to seven contract years, Jackson National will assess a recapture charge that reimburses Jackson National for all or part of the contract enhancements that Jackson National credited to the account based on the first year payments.

     GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If this benefit has been selected, on a calendar quarter basis, Jackson National will deduct 0.1125%
     - 0.15%, depending on the product chosen, of the Guaranteed Minimum Income
     Benefit (GMIB) Benefit Base.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If this benefit has been selected, Jackson National will make an additional deduction of 0.35% -
     0.40%, depending on the product chosen, on an annual basis of the average daily net asset value of the contract owners allocations to the portfolios.
     Jackson National reserves the right to prospectively increase the charge on new issues or upon any election of any "step-up" subject to a maximum charge of 0.70%.

     5% AND 4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. This benefit is available for ages 50 - 80 at election. The amount of this charge is dependent upon the age of the policyholder and can range from 0.15% to 0.90%.

     HIGHEST ANNIVERSARY VALUE. If this optional benefit is selected, Jackson
     National will deduct 0.25% of the average daily net asset value of the contact owners allocation.

     WITHDRAWAL CHARGE PERIOD. If the optional three or five-year withdrawal charge period feature is selected, Jackson National will deduct 0.45% or 0.30%, respectively, on an annual basis of the average daily net asset value of the contract owners allocations to the portfolios.

     20% ADDITIONAL FREE WITHDRAWAL CHARGE. If a contract owner selects the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract year without withdrawal charge, Jackson National will deduct 0.30% on an annual basis of the average daily net assets value of the contract owners allocations to the portfolios.

PREMIUM TAXES

     Some states and other governmental entities charge premium taxes or other similar taxes. Jackson National is responsible for the payment of these taxes and may make a deduction from the value of the contract for them.
     Premium taxes generally range from 0% to 3.5% depending on the state.

NOTE 4 - RELATED PARTY TRANSACTIONS

     For guaranteed minimum death benefits, the Company contributed $2,892,025 and $2,646,050 to the Separate Account in the form of additional premium to contract owners accounts for the years ended December 31, 2005 and 2004, respectively. These amounts are included in purchase payments received from contract owners and are credited at the time of annuitant death, when applicable.

NOTE 5 - PURCHASES AND SALES OF INVESTMENTS

     For the year ended December 31, 2005, purchases and proceeds from sales of investments are as follows:

---------------------------------------------------------------------------

                                                              PROCEEDS
                                               PURCHASES     FROM SALES
JNL/AIM Large Cap Growth Fund                  $ 2,119,082    $ 1,122,170
JNL/AIM Real Estate Fund                         1,456,932        349,533
JNL/AIM Small Cap Growth Fund                    1,455,275      1,967,761
JNL/Alger Growth Fund                            1,930,411      2,195,634
JNL/Alliance Capital Growth Fund                    33,208      1,808,897
JNL/Eagle Core Equity Fund                       1,386,488      1,401,919
JNL/Eagle SmallCap Equity Fund                   1,142,764      2,032,416
JNL/FMR Balanced Fund                            3,353,795      2,155,860
JNL/FMR Capital Growth Fund                        570,194      1,251,731
JNL/Franklin Templeton Small Cap Value Fund        539,297         28,809
JNL/Goldman Sachs Mid Cap Value Fund               459,889         34,265
JNL/JPMorgan International Equity Fund           1,627,968      1,378,346
JNL/JPMorgan International Value Fund            3,540,035      1,290,048
JNL/Lazard Mid Cap Value Fund                    3,779,635      1,570,075
JNL/Lazard Small Cap Value Fund                  2,433,051      1,684,729
JNL/MCM Bond Index Fund                          6,380,830      1,186,047
JNL/MCM Enhanced S&P 500 Stock Index Fund        1,475,456        499,887
JNL/MCM International Index Fund                 9,885,803      1,930,663
JNL/MCM S&P 400 MidCap Index Fund                9,650,821      5,261,875
JNL/MCM S&P 500 Index Fund                      12,843,146      3,875,580
JNL/MCM Small Cap Index Fund                     8,154,315      3,213,895
JNL/Oppenheimer Global Growth Fund               3,912,866      1,856,267


-------------------------------------------------------------------------------------

                                                                         PROCEEDS
                                                         PURCHASES      FROM SALES
JNL/Oppenheimer Growth Fund                                 $ 570,929      $ 306,807
JNL/PIMCO Total Return Bond Fund                           12,709,508      4,972,585
JNL/Putnam Equity Fund                                        243,344        509,817
JNL/Putnam Midcap Growth Fund                                 620,878        461,892
JNL/Putnam Value Equity Fund                                  599,059      1,408,010
JNL/S&P Managed Aggressive Growth Fund                     13,887,664     17,495,851
JNL/S&P Managed Conservative Fund                           6,010,378      1,171,293
JNL/S&P Managed Growth Fund                                19,728,683     12,102,867
JNL/S&P Managed Moderate Fund                              15,890,238      2,209,961
JNL/S&P Managed Moderate Growth Fund                       30,417,794      7,477,312
JNL/Salomon Brothers High Yield Bond Fund                   7,516,403      8,788,428
JNL/Salomon Brothers Strategic Bond Fund                    4,659,435      2,405,716
JNL/Salomon Brothers U.S Government & Quality Bond Fund     3,185,359      2,654,288
JNL/Select Balanced Fund                                    3,080,605      2,676,284
JNL/Select Global Growth Fund                                 751,636        861,600
JNL/Select Large Cap Growth Fund                            1,682,169      1,764,772
JNL/Select Money Market Fund                               29,292,788     10,723,544
JNL/Select Value Fund                                       1,488,791      1,003,896
JNL/T. Rowe Price Established Growth Fund                   9,438,653      2,800,156
JNL/T. Rowe Price Mid-Cap Growth Fund                       9,423,147      4,469,610
JNL/T. Rowe Price Value Fund                                9,624,997      3,360,261




NOTE 5 - PURCHASES AND SALES OF INVESTMENTS (CONTINUED)


----------------------------------------------------------------------

                                                          PROCEEDS
                                           PURCHASES     FROM SALES
JNL/MCM Communications Sector Fund          $  427,735      $ 269,224
JNL/MCM Consumer Brands Sector Fund            646,897        228,522
JNL/MCM Financial Sector Fund                  561,514         58,667
JNL/MCM Healthcare Sector Fund               3,246,359        313,261
JNL/MCM JNL 5 Fund                          57,845,036      5,755,962
JNL/MCM Oil & Gas Sector Fund                6,262,285      2,369,015
JNL/MCM Technology Sector Fund               1,305,232        346,755
JNL/MCM VIP Fund                             6,541,159        758,550


-----------------------------------------------------------------------

                                                           PROCEEDS
                                           PURCHASES      FROM SALES
JNL/MCM 25 Fund                             $12,136,455    $ 8,655,116
JNL/MCM Global 15 Fund                       10,770,443      3,461,856
JNL.MCM Nasdaq(R) 15 Fund                     1,541,319      1,291,738
JNL/MCM Select Small Cap Fund                 7,291,780      1,896,455
JNL/MCM Dow SM 10 Fund                        9,443,644      3,282,738
JNL/MCM S&P(R) 10 Fund                       12,508,622     10,612,356
JNL/MCM Value Line(R) 25 Fund                21,461,369      6,160,271

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 NOTE 6 - INSURANCE CHARGES
   The following is a summary of insurance charges for the period ended December 31, 2005:


                           JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger       JNL/Alliance     JNL/Eagle
                           Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                        Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio  Portfolio
                        ---------------  ---------------  ---------------  ---------------  --------------- --------------
 M&E CLASS

        1.100                    $ 456              $ -              $ -            $ 466              $ -        $ 1,270
        1.200                        -                -                -                -                -              -
        1.250                      908                -            2,363            1,255              209            593
        1.350                      590              401              479            3,237               19          1,068
        1.400                    2,305                -            1,956              707              148          2,054
        1.500                      728                -            1,274            1,440              107            512
        1.550                       48                -                -              128                -            157
        1.600                    1,616              502              761            1,206              247          1,290
        1.645                       83                -                4               21               10              -
        1.650                      916              656              140               65               94            366
        1.670                    2,136                -            6,186              732              183          1,255
        1.700                      318              130              257              626                -            793
        1.745                       59                -               50               51                -            693
        1.750                    3,109              885            3,343              513               21          1,328
        1.770                      862               27              151              618                -            394
        1.795                    3,484              195              655            3,196               38          3,993
        1.800                      247                -              152               34                -            238
        1.820                       52                -                -               48                -             62
        1.850                    1,392                -              695              689              116          1,872
        1.895                        2                -                -                -                -              4
        1.900                      255               54                -                -                -             74
        1.910                      218               32              231              426                -            143
        1.920                    1,856               36            6,521              757               58          2,673
        1.945                      181                -              355                -                -              -
        1.950                      331               93              210              395               16            480
        1.960                    7,396              373            2,886            1,124              113          2,097
        1.970                      813                -              121              186                3            966
        1.995                    1,214              134              184              411                -              -
        2.000                    1,080              486            1,136               26                -            181
        2.020                    2,592              383            2,224            1,169               49          3,148
        2.045                      257               13              340               10                3             26
        2.050                      354               39              682              676                -             32
        2.070                       85                -              985                2                -             74
        2.095                       18                -                -              116               29            640
        2.100                        -                -                -                -                -              -
        2.120                        -                -                -                -                -              -
        2.145                        -                -               49                -                -            507
        2.150                        -                -            1,559              349              434            294
        2.160                      265              208               47               12                -            107
        2.170                      297               12            1,411                1                -            152
        2.195                       54                -               27               46                -             91
        2.200                        -               55                -                -                -              -
        2.210                        -              263                -                -                -              -
        2.220                       77                1                -                -               65            279
        2.245                       25                -                -               25                -             49
        2.250                      164                -              159               94                -              -
        2.270                      666                -              869              557              311          1,537



                                                                      JNL/Franklin
                       JNL/Eagle        JNL/FMR        JNL/FMR         Templeton        JNL/Goldman     JNL/JPMorgan
                        SmallCap        Balanced    Capital Growth     Small Cap       Sachs Mid Cap   International
                     Equity Portfolio  Portfolio      Portfolio     Value Portfolio   Value Portfolio  Equity Portfolio
                     ---------------  ------------- --------------- ----------------  ---------------- ---------------
 M&E CLASS

        1.100                 $ 242            $ -             $ -              $ -               $ -             $ -
        1.200                     -              -               -                -                 -               -
        1.250                 1,747          1,530           1,286                -                 -             329
        1.350                   459          1,345              80               68                 5             306
        1.400                   837          3,524             235                -                 -           1,008
        1.500                   921            490              51                -                 -             433
        1.550                    31            116               -                -                 -               -
        1.600                 1,451          1,121             354               86                45             324
        1.645                    93              -              85                -                 -               -
        1.650                   122            585               -               54                77             218
        1.670                   690          1,071               -                -                 -             235
        1.700                    98          1,025             474               34                 -               -
        1.745                     -             24               -                -                 -               -
        1.750                 2,817          6,514              96               70                70             254
        1.770                   390          2,120              65                5                 -              83
        1.795                   139          5,564             161              193               293           1,045
        1.800                    30            474               -                -                 -             362
        1.820                     -             53               -                -                 -               -
        1.850                   428          3,206               -              100                37             308
        1.895                     -              2               -                -                 -               -
        1.900                   161            904             569                -                 6             144
        1.910                    65            203             135               14                14              36
        1.920                   363          2,344               -                -               159             291
        1.945                     -            132               -                -                 -               -
        1.950                   250            579              74                -                 -               -
        1.960                 3,934          6,207             910                -                 -           1,904
        1.970                    35          1,604             134                -                 -               -
        1.995                     -              -               -                -                68             146
        2.000                   659            965             280              441               104             718
        2.020                 2,611          2,156             165               81                 -             634
        2.045                     -            683              10               52                52             344
        2.050                     6          1,124             337               16               526             375
        2.070                     3            949              86               66                 -               9
        2.095                     -            500             178                -                 -             140
        2.100                     -              -               -                -                 -               -
        2.120                 1,833            233               -                -                 -               -
        2.145                   633          1,352               -                -                 3              38
        2.150                 1,653             22               -                -                 -             885
        2.160                   168            693               -               45               112             292
        2.170                   484          1,580              13               29                 -             978
        2.195                     1            570               -                -                 -               -
        2.200                    78            275               -                -                 -               -
        2.210                     -            534               -                -               125               -
        2.220                     -              -               1                1                 -             224
        2.245                     -             54               -                -                 -               -
        2.250                     -            295               8                -                 -               -
        2.270                   201            165             102                -                 -              22




                           JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger       JNL/Alliance     JNL/Eagle
                           Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                        Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio  Portfolio
                        ---------------  ---------------  ---------------  ---------------  --------------- --------------
      M&E CLASS

        2.295                 $ 11,104              $ -            $ 151          $ 2,525              $ -        $ 1,226
        2.300                      992              613              367              575              223            388
        2.310                        -               94                -               63                -              -
        2.320                      156              176                -                -                -          4,153
        2.345                       71                -                -                -                -              -
        2.350                        -                -                -                -               73              -
        2.360                        -                -               17                -                -              -
        2.370                      935                3              131              802               31          2,862
        2.395                       20                -               10              491                -              -
        2.400                        -              120                -                -                -              -
        2.410                        -                -                -                -                -              -
        2.420                      276              128              895              362                -          1,798
        2.445                        -                -                -                -                -              -
        2.450                      626                -              396               98              862            204
        2.460                        -               89                -                -                -              -
        2.470                      159                -              165                -                -              -
        2.495                        -                -                -                -                -              -
        2.500                       45                -                -                -                -            112
        2.510                        -                -                -                -                -              -
        2.520                        -                -                -                -                -              -
        2.545                        -                -                -                -                -              -
        2.550                        -                -                -                -                -              -
        2.560                        -               74              211                -                -            212
        2.570                       16                -                -                1                -              4
        2.595                      207               41                -              105                -              -
        2.600                        -                -                -                -                -              -
        2.610                        -                -                -                -                -              -
        2.620                        -                -                -                -                -              -
        2.645                      154                -                -                -                -             78
        2.650                      865                -              251              107                -              -
        2.660                        -                -                -                -                -              -
        2.670                      470                5              447               19                -             52
        2.695                      354                6              367                -                -              -
        2.700                        -               31                -                -                -              -
        2.710                        -                -                -                -                -              -
        2.720                      242                -                -               36                1              -
        2.745                        -                -                -                -                -              -
        2.750                        -                -                -                -                -              -
        2.760                        -                -                -                -                -              -
        2.800                       12              250              658                7                -            249
        2.810                        -                -                -                -                -              -
        2.820                        -                -                -                -                -              -
        2.850                        -                -                -                -                -              -
        2.860                        -                -                -                -                -              -
        2.870                        -                -                -                -                -              -
        2.920                        -                -                -                -                -              -
        2.945                        -                -                -                -                -              -


                                                                    JNL/Franklin
                      JNL/Eagle        JNL/FMR        JNL/FMR         Templeton        JNL/Goldman     JNL/JPMorgan
                       SmallCap        Balanced    Capital Growth     Small Cap       Sachs Mid Cap   International
                    Equity Portfolio  Portfolio      Portfolio     Value Portfolio   Value Portfolio  Equity Portfolio
                    ---------------  ------------- --------------- ----------------  ---------------- ---------------
      M&E CLASS

        2.295                $ 497        $ 1,416           $ 193              $ -             $ 371           $ 125
        2.300                  252          3,672              44               70               317           1,033
        2.310                    -            175             125              204                53              53
        2.320                    -          4,194               -                -                 -             133
        2.345                   37            848              37                -               128               -
        2.350                    -          1,026               -                -                 -               -
        2.360                   17              -               -                -                 -               -
        2.370                1,243          1,713           1,889                2                 -             850
        2.395                    -              -               -                -                 -               -
        2.400                    -          1,510             758                -                 -               -
        2.410                    -              -               -                -                 -               -
        2.420                  942          1,866               4              120                84             269
        2.445                    -              -               -                -                 -             236
        2.450                1,045            724             204                -               313             368
        2.460                    -              -               -                -                 -              57
        2.470                   53              -               -                -                 -               -
        2.495                    -            393               -                -                 -               -
        2.500                    -             46               -                -                 -              18
        2.510                    -              -               -                -                 -               -
        2.520                  111              -               -                -                 -               -
        2.545                  167              -               -                -                 -               -
        2.550                    -              -               -                -                 -               -
        2.560                  179          7,049               -              178                 -             343
        2.570                    -             30               1                -                 -              31
        2.595                    -              -               -                2                 4               -
        2.600                    -              -               -                -                 -               -
        2.610                    -              -               -              128                 -             129
        2.620                    -              -               -                -                 -             173
        2.645                    -              -               -                -                 -               -
        2.650                    -            178               -                -                 -             964
        2.660                    -             69               -                -                 -               -
        2.670                1,003              -              23                3                 -               3
        2.695                    -              -               -                -                 -               -
        2.700                    -             62             180                -                 -               -
        2.710                    -              -               -                -                 -               -
        2.720                  477          1,025               -                -               121             171
        2.745                    -              -               -                -                 -               -
        2.750                    -              -               -                -                 -               -
        2.760                    -              -               -                -                 -               -
        2.800                  844          1,510               -                -                 -             946
        2.810                    -              -               -                -                 -               -
        2.820                    -              -               -                -                 -               -
        2.850                    -              -               -                -                 -               -
        2.860                    -             13               -               12                 -               -
        2.870                    -              -               -                -                 -             378
        2.920                  370              -               -                -                 -               -
        2.945                    -              -               -                -                 -               -




                           JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger       JNL/Alliance     JNL/Eagle
                           Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                        Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio  Portfolio
                        ---------------  ---------------  ---------------  ---------------  --------------- --------------
      M&E CLASS

        2.950                      $ -             $ 96              $ -              $ -              $ -            $ -
        2.960                        -                -                -                -                -              -
        2.970                        -                -                -                -                -              -
        2.995                        -                -                -                -                -              -
        3.050                        -                -                -                -                -              -
        3.060                        -                -              225                -                -              -
        3.095                        -                -                -                -                -              -
        3.100                        -                -                -                -                -              -
        3.110                        -                -                -                -                -              -
        3.120                        -                -                -                -                -              -
        3.145                        -                -                -                -                -              -
        3.150                        -                -                -                -                -              -
        3.170                        -                -                -                -                -              -
        3.195                        -                -                -                -                -              -
        3.200                        -                -                -                -                -              -
        3.220                        -                -                -                -                -              -
        3.245                        -                -                -                -                -              -
        3.250                        -                -                -                -                -              -
        3.270                        -                -                -                -                -              -
        3.300                        -                -                -                -                -              -
        3.360                        -                -                -                -                -              -
        3.370                        -                -                -                -                -              -
        3.400                        -                -                -                -                -              -
        3.420                        -                -                -                -                -              -
        3.445                        -                -                -                -                -              -
        3.470                        -                -                -                -                -              -
        3.520                        -                -                -                -                -              -
        3.595                        -                -                -                -                -              -
        3.600                        -                -                -                -                -              -
        3.620                        -                -                -                -                -              -
        3.645                        -                -                -                -                -              -
        3.670                        -                -                -                -                -              -
        3.720                        -                -                -                -                -              -
        3.820                        -                -                -                -                -              -
        4.000                        -                -                -                -                -              -



 PERSPECTIVE
  Standard Benefit              10,066               41           10,583           66,099            3,687         16,475
 Contract Enhanced
 Benefit                         5,242              226            5,933            8,641            2,511         16,056
                        ---------------  ---------------  ---------------  ---------------  --------------- --------------

        Total                 $ 69,521          $ 6,971         $ 59,269        $ 101,345          $ 9,661       $ 75,361
                        ===============  ===============  ===============  ===============  =============== ==============


                                                                       JNL/Franklin
                         JNL/Eagle        JNL/FMR        JNL/FMR         Templeton        JNL/Goldman     JNL/JPMorgan
                          SmallCap        Balanced    Capital Growth     Small Cap       Sachs Mid Cap   International
                       Equity Portfolio  Portfolio      Portfolio     Value Portfolio   Value Portfolio  Equity Portfolio
                       ---------------  ------------- --------------- ----------------  ---------------- ---------------
      M&E CLASS

        2.950                     $ -            $ -             $ -              $ -               $ -           $ 194
        2.960                       -              -               -                -                 -               -
        2.970                       -              -               -                -                 -               -
        2.995                       -            213               -                -                 -               -
        3.050                       -              -               -                -                 -               -
        3.060                       -              -               -                -                 -               -
        3.095                       -              -               -                -                 -               -
        3.100                       -              -               -                -                 -               -
        3.110                       -              -               -                -                 -               -
        3.120                       -              -               -                -                 -               -
        3.145                       -              -               -                -                 -               -
        3.150                       -              -               -                -                 -               -
        3.170                       -              -               -                -                 -               -
        3.195                       -              -               -                -                 -               -
        3.200                       -              -               -                -                 -               -
        3.220                       -              -               -                -                 -               -
        3.245                       -              -               -                -                 -               -
        3.250                       -              -               -                -                 -               -
        3.270                       -              -               -                -                 -               -
        3.300                       -              -               -                -                 -               -
        3.360                       -              -               -                -                 -               -
        3.370                       -              -               -                -                 -               -
        3.400                       -              -               -                -                 -               -
        3.420                       -              -               -                -                 -               -
        3.445                       -              -               -                -                 -               -
        3.470                       -              -               -                -                 -               -
        3.520                       -              -               -                -                 -               -
        3.595                       -              -               -                -                 -               -
        3.600                       -              -               -                -                 -               -
        3.620                       -              -               -                -                 -               -
        3.645                       -              -               -                -                 -               -
        3.670                       -              -               -                -                 -               -
        3.720                       -              -               -                -                 -               -
        3.820                       -              -               -                -                 -               -
        4.000                       -              -               -                -                 -               -



 PERSPECTIVE
  Standard Benefit             33,128         34,547          64,179              114                59          25,991
 Contract Enhanced
 Benefit                        7,398         22,057           8,617               76                43           7,486
                       ---------------  ------------- --------------- ----------------  ---------------- ---------------

        Total                $ 71,396      $ 137,223        $ 82,143          $ 2,264           $ 3,189        $ 52,036
                       ===============  ============= =============== ================  ================ ===============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 NOTE 6 - INSURANCE CHARGES (CONTINUED)
   The following is a summary of insurance charges for the period ended December 31, 2005 (continued):


                       JNL/JPMorgan        JNL/            JNL/          JNL/MCM         JNL/MCM          JNL/MCM
                      International    Lazard Mid Cap Lazard Small Cap      25         Bond Index     Communications
                      Value Portfolio  Value Portfolio Value Portfolio   Portfolio       Portfolio     Sector Portfolio
                      ---------------  -------------  ---------------  -------------  --------------  ----------------
 M&E CLASS

       1.100                   $ 800          $ 254            $ 368            $ -           $ 230               $ -
       1.200                       -              -                -              -               -                 -
       1.250                   1,486          1,245              912          1,695           1,001               993
       1.350                   3,330          5,457            2,558          7,456           5,410                82
       1.400                   1,309          1,624            2,059          9,051             617               179
       1.500                     504          1,450            1,546          3,649             613                11
       1.550                     107             14              251          1,109             395                 -
       1.600                     661          3,364            2,239         14,101           5,502               329
       1.645                      97            173              140            127              89                 -
       1.650                     611          2,023              701          4,397           5,243                 -
       1.670                   1,253          8,747            8,114          4,371             415                 -
       1.700                     649          1,306              671         12,461           1,606                75
       1.745                       -            182               11          1,385             351                 -
       1.750                   4,998          5,968            1,502         19,351           6,904                32
       1.770                     812            646              367          5,216           2,528                 -
       1.795                     965          2,770            2,956         19,557             497               389
       1.800                     101         10,244              623          5,106           3,015               244
       1.820                      32            247                -              -               -                 -
       1.850                   1,532          1,459            1,467          2,369           3,013               123
       1.895                       -              -                -            477             851                 -
       1.900                     101          1,383              252          4,044           4,371               317
       1.910                      60            543              325          1,906             197                 -
       1.920                     152          8,033            7,305         26,405           2,009             1,022
       1.945                     320            302              619          1,533              86                 -
       1.950                     459          1,383            1,019          6,434           1,158               758
       1.960                   2,126          5,703            4,030         46,324             681                 -
       1.970                      92          2,232              517          1,632             227                 -
       1.995                     104            103              238            331               -                 -
       2.000                   1,464          2,274            1,515         12,678           4,080               807
       2.020                   2,178          3,610            2,175         20,182           6,567               227
       2.045                     230            210              512          9,773           1,920                 -
       2.050                      79          1,704              741          4,611           2,751                 -
       2.070                   5,291             45               51          2,390          12,521                33
       2.095                     311            879              729          1,403             372                 -
       2.100                       -              -                -          1,042             835                 -
       2.120                   1,691            272              181          7,510             223                 -
       2.145                      74            120              473            485              98                 -
       2.150                     632          1,507              746          6,536              49                 -
       2.160                     552            688              293          5,349             602               122
       2.170                     636            656              435          4,061             606                 -
       2.195                       7            157              155              -           1,740                 -
       2.200                     110          1,070               57          1,674           3,528                 -
       2.210                      18              -                -            500             505                 -
       2.220                      75            379              667            491               6                 -
       2.245                       -             28               26          1,419              24                 -
       2.250                     175          3,556            1,264          5,364             290                 -
       2.270                     510          1,083            1,005          5,099           6,064                 -


                                         JNL/MCM
                        JNL/MCM          Enhanced        JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM
                    Consumer Brands   S&P 500 Stock     Financial         Global        Healthcare     International
                   Sector Portfolio   Index Portfolio Sector Portfolio 15 Portfolio   Sector Portfolio Index Portfolio
                   ------------------ ---------------  -------------  --------------- --------------- ----------------
 M&E CLASS

       1.100                     $ -           $ 591            $ -              $ -             $ -              $ -
       1.200                       -               -              -                -               -                -
       1.250                      16           1,107             38            3,108             184            1,752
       1.350                     166           1,537             25            7,005             757            7,739
       1.400                      39           1,827              -            5,613             311              358
       1.500                      50           1,343            138            3,717             842              430
       1.550                     195             499            205              826               -              146
       1.600                     367           1,429            427           16,253           2,142            6,737
       1.645                       -               -              -              111               6              679
       1.650                     173             776            608            4,422           1,201           14,036
       1.670                     327           1,486             15            3,974             248              533
       1.700                       -             867              -           14,219           3,509            2,465
       1.745                       -               -              -            1,762               7               32
       1.750                     309           3,780            312           17,920           1,713           13,766
       1.770                      55           1,729              7            4,155             292            1,801
       1.795                       -             312              -            6,937               2              948
       1.800                     654             179            688            3,875             244           13,532
       1.820                       -               -              -                -               -                -
       1.850                     138           1,316            118            2,948           2,324            1,259
       1.895                       -             354              -              500               -              191
       1.900                      24               6             11            4,835             545           32,270
       1.910                      20             238              -            2,055             484            2,434
       1.920                      64             241            110           15,448             201            1,705
       1.945                     162             143              -            1,044              90               62
       1.950                     579             631            530            7,499           5,383            2,953
       1.960                      57           2,122              -           17,018             132            3,833
       1.970                       -             390            235            1,572             192            1,876
       1.995                       -               -              -              689             343               26
       2.000                     746             615            561            8,940           9,455            4,027
       2.020                       -           2,570            424           12,232             758            5,203
       2.045                       -           1,307            143           11,441             745            2,349
       2.050                       -             714              -            5,088             136            7,109
       2.070                      33              98            221              826           1,243            7,012
       2.095                       -             138              -            1,287             168              227
       2.100                       -               -              -            1,327               -              371
       2.120                       -               -              -            6,772           1,917              288
       2.145                       3               -            104              509               -              648
       2.150                       -             537              -            6,490           1,037              478
       2.160                     105              19             70            3,159             930               67
       2.170                     174             394            264            1,807             633            1,152
       2.195                      53               -             54            1,061              77            2,812
       2.200                       -               -              -            1,543              24            4,597
       2.210                       -               -              -              595             184            3,678
       2.220                       -           1,011              -              501              68              627
       2.245                       -             251              -            1,727               -                -
       2.250                     149             408             62            6,060             159            2,581
       2.270                       -           2,415              -            5,266             305            4,922



                        JNL/JPMorgan       JNL/            JNL/           JNL/MCM         JNL/MCM         JNL/MCM
                      International    Lazard Mid Cap Lazard Small Cap      25         Bond Index     Communications
                      Value Portfolio  Value Portfolio Value Portfolio   Portfolio       Portfolio     Sector Portfolio
                      ---------------  -------------  ---------------  -------------  --------------  ----------------
     M&E CLASS

       2.295                   $ 748        $ 2,099          $ 1,594       $ 76,433         $ 3,797               $ -
       2.300                   2,170          2,833            3,370          4,957           1,789               580
       2.310                   1,565            981              848          1,681             269                 -
       2.320                     814            764              229          8,221           3,891               235
       2.345                     240            287               84            757             155                 -
       2.350                       -              -                -            474               -                 -
       2.360                      35              -                -              9              31                 -
       2.370                   1,694          4,192            3,211          2,279           9,501                54
       2.395                       -              -                -          1,852               -                 -
       2.400                   1,284            916            2,437            358             478                 -
       2.410                       -              -                -          1,535               -                 -
       2.420                   2,849          1,826            1,435          6,729           3,286               303
       2.445                      65            239                -            414             896                 -
       2.450                   1,903          2,010            3,738          1,988               -                 -
       2.460                      57             14               14            273             159                59
       2.470                     409             69              138            285           2,717                 -
       2.495                       -            370              339            886             824                 -
       2.500                       -             76               29              -             355                 -
       2.510                       -              -                -          4,508               -                 -
       2.520                       -              -                -            215               -                 -
       2.545                       -            960                -          1,381               -                 -
       2.550                       -              -                -              -               -                 -
       2.560                     263          1,056              481            568              15                29
       2.570                     205          1,864              202          1,795           1,038                 -
       2.595                       7              -                -            753               -                 -
       2.600                       -              -                -              -              38                 -
       2.610                       -            128                -              -             265                 -
       2.620                     823            640              642              -               -                 -
       2.645                      88            264              257          5,081               -                 -
       2.650                     101            100              867             87             330                 -
       2.660                       -            163                -              -               -                 -
       2.670                      83          2,135              932          2,399              23                 -
       2.695                       -          1,970                -          5,111             342                 -
       2.700                       -            217              309              -               -                 -
       2.710                       -              -                -              -               -                 -
       2.720                     779            898                -          2,522           1,357                 -
       2.745                       -              -                -              -               -                 -
       2.750                       -              -                -              -               -                 -
       2.760                       -              -                -            125               -                 -
       2.800                     209            964              757            676               3                 -
       2.810                     327              -                -             13               -                 -
       2.820                       -              -                -            278             302                 -
       2.850                       -              -                -              -               -                 -
       2.860                      27              -                -              -             299                 -
       2.870                     381            377              379              -               -                 -
       2.920                     479            650                -          1,342             288                 -
       2.945                       -              -                -              -               -                 -


                                           JNL/MCM
                         JNL/MCM          Enhanced        JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM
                     Consumer Brands   S&P 500 Stock     Financial         Global        Healthcare     International
                    Sector Portfolio   Index Portfolio Sector Portfolio 15 Portfolio   Sector Portfolio Index Portfolio
                    ------------------ ---------------  -------------  --------------- --------------- ----------------
     M&E CLASS

       2.295                     $ 28           $ 315          $ 197          $ 3,074         $ 2,154          $ 4,336
       2.300                      132           2,105              -            4,157           4,137            2,737
       2.310                        -               -             74            2,273             500            3,097
       2.320                        -             448          1,317            2,529           1,148            6,029
       2.345                      186               -              -              723               3                7
       2.350                        -             252              -              470               -                -
       2.360                        -               -              -                9               -            1,354
       2.370                      368             691          1,988            3,238             734            8,039
       2.395                        -              44              -            2,359               -              101
       2.400                        -           1,174              -              392               -            2,637
       2.410                        -               -              -                -             491                -
       2.420                      176           1,450            369            7,114           1,065            4,204
       2.445                        -             230              -              181               -            1,744
       2.450                      158           2,179              -            1,632             378            3,283
       2.460                        -               -              -              341              85              879
       2.470                        -             245            171              707             435            2,971
       2.495                        -             196              -              937               -                -
       2.500                        -               -              -               58              19              375
       2.510                        -               -              -                -               -                -
       2.520                        -             169              -              415               -                -
       2.545                        -               -              -            1,756               -              846
       2.550                        -              59              -                -               -                -
       2.560                        2               -             30              605             220            2,474
       2.570                        -               -            202            1,742             254              841
       2.595                        -               -              -              741             101            1,424
       2.600                        -               -              -                8               -               16
       2.610                        -               -            129                5             126              281
       2.620                        -               -            795                -             811              508
       2.645                        -               -              -            3,405               -              645
       2.650                        -              92              -              183               -              167
       2.660                        -               -              -                -               -              194
       2.670                        -               -             80            3,680              79               18
       2.695                        -               -              -            5,568               2              368
       2.700                        -               -            146                -             245                -
       2.710                        -               -              -                -               -                -
       2.720                        -               -              -            1,034              66            1,231
       2.745                        -               -              -                -               -                -
       2.750                        -               -              -                -               -                -
       2.760                        -               -            102              130             109              484
       2.800                        -               9              -              707               -               12
       2.810                        -               -            232               13           1,002               42
       2.820                        -               -              -              296               -               93
       2.850                        -               -              -                -               -                -
       2.860                       12               -             13                -              13                2
       2.870                        -               -            374                -             375                -
       2.920                        -               -              -              661               -                -
       2.945                        -               -              -                -               -                -



                       JNL/JPMorgan        JNL/            JNL/          JNL/MCM         JNL/MCM          JNL/MCM
                      International    Lazard Mid Cap Lazard Small Cap      25         Bond Index     Communications
                      Value Portfolio  Value PortfolioValue Portfolio   Portfolio       Portfolio     Sector Portfolio
                      ---------------  -------------  ---------------  -------------  --------------  ----------------
     M&E CLASS

       2.950                     $ -            $ -             $ 97            $ -             $ -               $ -
       2.960                       -              -                -              -               -                 -
       2.970                       -              -                -              -               -                 -
       2.995                      87              -                -              -               -                 -
       3.050                       -              -                -              -               -                 -
       3.060                       -            223                -              -               -                 -
       3.095                       -              -                -              -               -                 -
       3.100                       -              -                -              -               -                 -
       3.110                       -              -                -              -               -                 -
       3.120                       -              -                -              -               -                 -
       3.145                       -              -                -              -               -                 -
       3.150                       -              -                -              -               -                 -
       3.170                       -              -                -              -               -                 -
       3.195                       -              -                -              -               -                 -
       3.200                       -              -                -              -               -                 -
       3.220                       -              -                -              -               -                 -
       3.245                       -              -                -              -               -                 -
       3.250                       -              -                -              -               -                 -
       3.270                       -              -                -              -               -                 -
       3.300                       -              -                -              -               -                 -
       3.360                       -            204                -              -               -                 -
       3.370                       -              -                -              -               -                 -
       3.400                       -              -                -              -               -                 -
       3.420                       -              -                -              -               -                 -
       3.445                       -              -                -              -               -                 -
       3.470                       -              -                -              -               -                 -
       3.520                       -              -                -              -               -                 -
       3.595                       -              -                -              -               -                 -
       3.600                       -              -                -              -               -                 -
       3.620                       -              -                -              -               -                 -
       3.645                       -              -                -              -               -                 -
       3.670                      47              -                -              -               -                 -
       3.720                       -              -                -              -               -                 -
       3.820                       -              -                -              -               -                 -
       4.000                       -              -                -              -               -                 -



 PERSPECTIVE
  Standard Benefit             5,627         11,263           15,396          9,374           2,427               727
 Contract Enhanced
 Benefit                       9,389          9,494            6,824          2,267           2,070               349
                      ---------------  -------------  ---------------  -------------  --------------  ----------------

       Total                $ 69,449      $ 135,339         $ 96,424      $ 438,730       $ 126,735           $ 8,079
                      ===============  =============  ===============  =============  ==============  ================



                                           JNL/MCM
                          JNL/MCM          Enhanced        JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM
                      Consumer Brands   S&P 500 Stock     Financial         Global        Healthcare     International
                     Sector Portfolio   Index Portfolio  Sector Portfolio15 Portfolio   Sector PortfolioIndex Portfolio
                     ------------------ ---------------  -------------  --------------- --------------- ----------------
     M&E CLASS

       2.950                       $ -             $ -            $ -              $ -             $ -              $ -
       2.960                         -               -              -                -               -                -
       2.970                         -             256              -                -               -                -
       2.995                         -               -              -                -               -                -
       3.050                         -               -              -                -               -                -
       3.060                         -               -              -                -               -                -
       3.095                         -               -              -                -               -                -
       3.100                         -               -              -                -               -                -
       3.110                         -               -              -                -               -                -
       3.120                         -               -              -                -               -                -
       3.145                         -               -              -                -               -                -
       3.150                         -               -              -                -               -                -
       3.170                         -               -              -                -               -                -
       3.195                         -               -              -                -               -                -
       3.200                         -               -              -                -               -                -
       3.220                         -              58              -                -               -                -
       3.245                         -               -              -                -               -                -
       3.250                         -               -              -                -               -                -
       3.270                         -               -              -                -               -                -
       3.300                         -               -              -                -               -                -
       3.360                         -               -              -              275               -                -
       3.370                         -               -              -                -               -                -
       3.400                         -               -              -                -               -                -
       3.420                         -               -              -                -               -                -
       3.445                         -               -              -                -               -                -
       3.470                         -               -              -                -               -                -
       3.520                         -               -              -                -               -                -
       3.595                         -               -              -                -               -                -
       3.600                         -               -              -                -               -                -
       3.620                         -               -              -                -               -                -
       3.645                         -               -              -                -               -                -
       3.670                         -               -              -                -               -                -
       3.720                         -               -              -                -               -                -
       3.820                         -               -              -                -               -                -
       4.000                         -               -              -                -               -                -



 PERSPECTIVE
  Standard Benefit                 140           2,667            418            6,703             966            6,345
 Contract Enhanced
 Benefit                             -           3,452            346            3,843             824            9,522
                     ------------------ ---------------  -------------  --------------- --------------- ----------------

       Total                   $ 5,860        $ 49,471       $ 12,353        $ 286,100        $ 55,333        $ 227,017
                     ================== ===============  =============  =============== =============== ================



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 NOTE 6 - INSURANCE CHARGES (CONTINUED)
   The following is a summary of insurance charges for the period ended December 31, 2005 (continued):


                        JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM           JNL/MCM         JNL/MCM
                         JNL 5         Nasdaq(R)      Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio    15 Portfolio    Sector PortfolioIndex Portfolio    Index Portfolio Cap Portfolio
                      ------------  --------------  --------------- -----------------  --------------- ---------------
 M&E Class

       1.100                  $ -             $ -              $ -               $ -            $ 234             $ -
       1.200                    -               -                -                 -                -               -
       1.250                1,889             116              222             4,703            4,355           4,676
       1.350               48,058          14,321            3,174             8,497           11,743           5,728
       1.400                  215              91              223             1,588            5,370           6,684
       1.500                1,828              21               83             1,494            3,997           1,068
       1.550                    -               -                -               114              322             456
       1.600               58,173           1,985            2,487            21,706           24,370           7,218
       1.645                    -               -                -             1,164            1,904              99
       1.650                8,885              60            3,628            13,879           14,102           4,059
       1.670                  347               -              781             2,168            1,773           4,123
       1.700                2,282              42            1,184             5,306            6,666          12,212
       1.745                4,268             192              115               172              306             924
       1.750               86,361             789            2,617            17,505           19,272          17,386
       1.770               24,111             108            1,053             2,066            5,628           2,694
       1.795                1,942               -              829             4,822           10,555          12,650
       1.800                1,163               -              338             6,499            6,989           2,686
       1.820                    -               -                -                 -            4,629               -
       1.850               17,480               -              222             1,500            3,720           1,734
       1.895                    -               -                -                 -                -             496
       1.900               11,030           1,344            1,380            34,066           34,027           2,974
       1.910                4,461              56            1,266               958            4,653           1,363
       1.920                  704              77            3,707             2,475            3,464          16,508
       1.945                  554               -                -               780            1,112             221
       1.950                9,404           1,012              491             4,704            7,751           6,735
       1.960               14,791             195            2,951            15,685           20,568          29,063
       1.970                1,634               -               41               497              721           1,294
       1.995                4,778               -              248                 -              102             810
       2.000               44,572           1,734            5,070             5,258           12,369           6,067
       2.020               11,518             247            4,447             4,955           14,001           9,067
       2.045                3,614              14              695             2,972           15,447          10,905
       2.050               27,441             439              836             8,432            8,225           4,347
       2.070               20,373               2              393             4,460            8,237             593
       2.095                1,994               -                -               922            1,295           1,179
       2.100                1,559              83                1               514              359           1,485
       2.120                   67               -              327             1,987            2,476           6,574
       2.145                8,161              26              256               468            4,792             105
       2.150                2,649               -                -             1,536            1,575           7,624
       2.160                7,068             136            1,037               395            1,381           3,262
       2.170               17,621              33            1,098               800            1,963             881
       2.195                  827               -              397             2,394            2,932              29
       2.200                3,558              69              388             4,145            4,608           1,572
       2.210                2,009               -              359             3,223            4,140             217
       2.220                  952               -                -               654            1,408             505
       2.245                1,239               -              923                53                -             931
       2.250               11,658              69              258             3,008            6,175           4,473
       2.270                2,664               -                -            10,155           14,242           3,088



                     JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                    Small Cap        Technology         Dow SM           S&P(R)       Value Line(R)       VIP
                 Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio    25 Portfolio      Portfolio
                 ----------------  ---------------  --------------- ---------------  --------------  --------------
 M&E Class

       1.100                 $ -              $ -              $ -             $ -             $ -             $ -
       1.200                   -                -                -               -               -               -
       1.250               2,906              103            1,439           1,954               -             211
       1.350               7,776              569            5,611           8,567           4,013           4,263
       1.400               1,458              130           13,809           7,619          17,370              85
       1.500                 530               90            3,386           3,903              25             572
       1.550                  11                -            1,435             667              90               -
       1.600              18,250            1,086           10,604          11,805           8,734           7,207
       1.645               1,136                8              100             124               -               -
       1.650              13,537              626            3,387           7,642           4,599           2,389
       1.670                 705              169            5,966           5,775           6,253             296
       1.700               3,328                8           12,214          11,458           4,363             171
       1.745                  28               17            1,170           1,549             269             101
       1.750               9,565              394           16,913          17,449          15,779           3,182
       1.770               1,496               15            3,030           6,228           4,641             336
       1.795               5,374                -           24,174          24,725          46,701               -
       1.800               6,232               68            5,832           4,287             109               -
       1.820                   -                -                -               -               -               -
       1.850               1,414              787            1,973           2,866             506               -
       1.895                 149                -              466             579               -               -
       1.900              32,768              393            3,858           4,008           2,968           1,470
       1.910                 714              426            1,883           2,406           2,040           6,743
       1.920               1,250              392           26,576          26,498          60,111               -
       1.945                 328                -               92           1,178           2,439               -
       1.950               4,370              943            7,761           8,030           3,232           1,442
       1.960              15,783              115           58,251          44,194         113,133           2,506
       1.970                 423               61            2,754           1,525           1,482             167
       1.995                   -                -              225             309               -           4,751
       2.000               2,018            1,475            7,122           7,420          13,574           4,934
       2.020               3,961              261           22,669          22,903          31,059             638
       2.045               2,859               91           17,098          12,631           2,233             139
       2.050               7,872               60            5,030           4,490           3,407             355
       2.070               3,351              229            1,776             938           5,256             652
       2.095                 264                -            1,183           1,277             337               -
       2.100                 511                -              820           1,022             383              83
       2.120                 510               95            6,596           5,472           1,299               -
       2.145                 565                -              153             599             394             196
       2.150                 193                -            6,379           6,268           1,234               -
       2.160                 215              115            5,463           3,658          13,389           1,312
       2.170               1,135              144              973           3,659           4,983             221
       2.195               2,349               48               11             408           3,619           1,128
       2.200               4,466               71            1,272           1,661           2,562             245
       2.210               3,073              152              211             331             765             940
       2.220                 635                -              737             529               -               -
       2.245                   -                -              730           1,015           1,215               -
       2.250               2,718              357            2,664           3,428           1,213             929
       2.270               7,680                -            4,857           7,933           5,789             618




                         JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM           JNL/MCM        JNL/MCM
                         JNL 5         Nasdaq(R)      Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio    15 Portfolio    Sector PortfolioIndex Portfolio    Index Portfolio Cap Portfolio
                      ------------  --------------  --------------- -----------------  --------------- ---------------
     M&E CLASS

       2.295              $ 1,038             $ 5            $ 161          $ 49,963          $ 5,042         $ 1,689
       2.300                6,792             317              434             4,490            8,067           2,966
       2.310                7,501               -            2,877             1,762            2,130           1,690
       2.320                1,178              37            1,777            10,539            6,916           1,865
       2.345                1,644              34              250                12              612             136
       2.350                    -               -                -               252                -             422
       2.360                  164               -                -             1,381            1,345              10
       2.370                    7              61              611            11,097           11,111           1,498
       2.395                2,187               -                -               101              319           1,848
       2.400                1,530               -                -             2,613            3,335           1,150
       2.410                  491               -                -                 -                -               -
       2.420               15,280             485            2,174             2,424            5,551           4,366
       2.445                6,218               -                -             1,738            1,698               -
       2.450                5,200               1              344             7,344            5,508           1,953
       2.460                1,149               -               87             1,028              995              37
       2.470                4,333               -              132             2,977            3,893              64
       2.495                    -               -                -                 -                -               -
       2.500                4,812           1,863               24               348              372               -
       2.510                    -               -                -                 -                -               -
       2.520                2,235               -                -                 -              509               -
       2.545                   35               -                -               829            1,565           1,722
       2.550                1,742               -                -                 -              352               -
       2.560                6,970             516            3,975             2,620            2,566             354
       2.570                    -               -              275             1,646            2,682           1,986
       2.595                  620               -              289               945            1,977              39
       2.600                   81               -                -                 -                -               -
       2.610                1,562               -              156               285              274             132
       2.620                  133              13              897               518              505             360
       2.645                  661               -            1,276             2,058              607           2,265
       2.650                    -               -                -               410              409           1,261
       2.660                  423               -                -               190              185               -
       2.670                  929               -              175                 -                -           1,711
       2.695                2,457               -                3               367            2,373           1,930
       2.700                  604               -              171                 -              272               -
       2.710                  466               -                -                 -                -               -
       2.720                   33               -               74             1,188            1,318             889
       2.745                    -               -                -                 -                -               -
       2.750                    -               -                -                 -                -               -
       2.760                   55               -              122               369              688              80
       2.800                5,479             690               15               667              730             224
       2.810                3,794               -              285                62              123               9
       2.820                    -             371               38                91               85              38
       2.850                  639               -                -                 -                -               -
       2.860                1,225               -               14                 -                -               -
       2.870                  407               -              399                 -                -               -
       2.920                  389               -              236                 -                -             801
       2.945                    -               -                -                 -                -               -



                       JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM          JNL/MCM        JNL/MCM
                     Small Cap        Technology         Dow SM           S&P(R)       Value Line(R)       VIP
                  Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio    25 Portfolio      Portfolio
                  ----------------  ---------------  --------------- ---------------  --------------  --------------
     M&E CLASS

       2.295             $ 27,113              $ -          $ 4,719        $ 90,618           $ 997             $ -
       2.300                2,924              598            5,834           6,104           1,276           1,600
       2.310                  551              262            1,773           2,738           4,218           2,281
       2.320                8,262            1,059            1,773          10,919           1,369               1
       2.345                   17               29              111             895           2,075              23
       2.350                    -                -              391             520               -               -
       2.360                1,357                -                9              11              35               -
       2.370                8,850                4            2,012           2,363             961             476
       2.395                   97                -            1,986           2,818               -               -
       2.400                2,554              855            1,588             461               -               -
       2.410                    -                -                -               -               -               -
       2.420                2,401              479            4,850           4,914          10,091             979
       2.445                1,690                -               87               -             179               -
       2.450                3,483            1,749           10,214          12,511             634               -
       2.460                1,014                -              267             358              46             152
       2.470                3,576              514            1,168             529             724               -
       2.495                    -                -              785           1,067               -               -
       2.500                  363                6               85             128             113               -
       2.510                    -                -                -               -               -               -
       2.520                    -                -                -               -             698               -
       2.545                  804                -              711             272               -               -
       2.550                    -                -                -               -               -               -
       2.560                2,326               31              221           1,360           4,697             510
       2.570                1,240              256              335             660               -               -
       2.595                  745                -              227             660             887             379
       2.600                    -                -                -               -               -               -
       2.610                  287              129                8               5             318               -
       2.620                  515              795                -               -              51               -
       2.645                1,307                -            1,974           5,887             716             656
       2.650                  242                -              166               -              96               -
       2.660                  260                -                -               -               -               -
       2.670                    -               80              730             841           1,082               -
       2.695                1,368                -               25             151               5              11
       2.700                    -                -                -               -             648               -
       2.710                    -                -                -               -               -               -
       2.720                1,327                -              529             810             555              82
       2.745                    -                -                -               -               -               -
       2.750                    -                -                -               -               -               -
       2.760                  310                -              123             121               -             426
       2.800                  669                -              637             762               -               -
       2.810                   41                -               13              13           1,075              89
       2.820                   88                -              272             335             404             655
       2.850                    -                -                -               -               -               -
       2.860                    -                -                -              13               -               -
       2.870                    -              374                -               -               -               -
       2.920                    -                -              249             332             986               -
       2.945                    -                -                -               -               -               -



                        JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM           JNL/MCM         JNL/MCM
                         JNL 5         Nasdaq(R)      Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio    15 Portfolio    Sector PortfolioIndex Portfolio    Index Portfolio Cap Portfolio
                      ------------  --------------  --------------- -----------------  --------------- ---------------
     M&E Class

       2.950                $ 701             $ -              $ -               $ -              $ -             $ -
       2.960                  243               -                -                 -                -               -
       2.970                    -               -                -                 -              257               -
       2.995                    -               -                -                 -                -               -
       3.050                    -               -                -                 -                -               -
       3.060                    -               -                -                 -                -               -
       3.095                    -               -                -                 -                -               -
       3.100                    -               -                -                 -                -               -
       3.110                  213               -                -                 -                -               -
       3.120                    -               -                -                 -                -               -
       3.145                    -               -                -                 -                -               -
       3.150                    -               -                -                 -                -               -
       3.170                    -               -                -                 -                -               -
       3.195                    -               -                -                 -                -               -
       3.200                    -               -                -                 -                -               -
       3.220                    -               -                -                 -              466               -
       3.245                    -               -                -                 -                -               -
       3.250                    -               -                -                 -                -               -
       3.270                    -               -                -                 -                -               -
       3.300                    -               -                -                 -                -               -
       3.360                    -               -                -                 -                -             204
       3.370                    -               -                -                 -                -               -
       3.400                    -               -                -                 -                -               -
       3.420                    -               -                -                 -                -               -
       3.445                    -               -                -                 -                -               -
       3.470                    -               -                -                 -                -               -
       3.520                    -               -                -                 -                -               -
       3.595                    -               -                -                 -                -               -
       3.600                    -               -                -                 -                -               -
       3.620                    -               -                -                 -                -               -
       3.645                    -               -                -                 -                -               -
       3.670                    -               -               44                46                -               -
       3.720                    -               -                -                 -                -               -
       3.820                    -               -                -                 -                -               -
       4.000                    -               -                -                 -                -               -



 PERSPECTIVE
  Standard Benefit          4,566             243            3,757             7,937           13,917           2,628
 Contract Enhanced
 Benefit                    3,526              71            2,023            11,997           17,077           1,737
                      ------------  --------------  --------------- -----------------  --------------- ---------------

       Total            $ 573,614        $ 27,968         $ 66,620         $ 338,973        $ 409,789       $ 244,829
                      ============  ==============  =============== =================  =============== ===============



                         JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                        Small Cap        Technology         Dow SM           S&P(R)       Value Line(R)       VIP
                     Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio    25 Portfolio      Portfolio
                     ----------------  ---------------  --------------- ---------------  --------------  --------------
     M&E Class

       2.950                     $ -              $ -              $ -             $ -             $ -           $ 166
       2.960                       -                -                -               -               -               -
       2.970                       -                -                -               -               -               -
       2.995                       -                -                -               -               -               -
       3.050                       -                -                -               -               -               -
       3.060                       -                -                -               -             110             203
       3.095                       -                -                -               -               -               -
       3.100                       -                -                -               -               -               -
       3.110                       -                -                -               -               -               -
       3.120                       -                -                -               -               -               -
       3.145                       -                -                -               -               -               -
       3.150                       -                -                -               -               -               -
       3.170                       -                -                -               -               -               -
       3.195                       -                -                -               -               -               -
       3.200                       -                -                -               -               -               -
       3.220                       -                -                -               -               -               -
       3.245                       -                -                -               -               -               -
       3.250                       -                -                -               -               -               -
       3.270                       -                -                -               -               -               -
       3.300                       -                -                -               -               -               -
       3.360                       -                -                -               -             274               -
       3.370                       -                -                -               -               -               -
       3.400                       -                -                -               -               -               -
       3.420                       -                -                -               -               -               -
       3.445                       -                -                -               -               -               -
       3.470                       -                -                -               -               -               -
       3.520                       -                -                -               -               -               -
       3.595                       -                -                -               -               -               -
       3.600                       -                -                -               -               -               -
       3.620                       -                -                -               -               -               -
       3.645                       -                -                -               -               -               -
       3.670                      47                -                -               -               -               -
       3.720                       -                -                -               -               -               -
       3.820                       -                -                -               -               -               -
       4.000                       -                -                -               -               -               -



 PERSPECTIVE
  Standard Benefit             9,352              230            5,499          10,052           2,483             304
 Contract Enhanced
 Benefit                      10,709              252            1,850           5,213           6,576             546
                     ----------------  ---------------  --------------- ---------------  --------------  --------------

       Total               $ 269,795         $ 17,200        $ 349,874       $ 455,428       $ 435,947        $ 57,821
                     ================  ===============  =============== ===============  ==============  ==============

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 NOTE 6 - INSURANCE CHARGES (CONTINUED)
   The following is a summary of insurance charges for the period ended December 31, 2005 (continued):


                       JNL/Oppenheimer  JNL/Oppenheimer      JNL/PIMCO       JNL/Putnam       JNL/Putnam       JNL/Putnam
                        Global Growth        Growth        Total Return         Equity       Midcap Growth    Value Equity
                          Portfolio        Portfolio      Bond Portfolio      Portfolio        Portfolio       Portfolio
                       ---------------- ----------------- ----------------  --------------  ---------------- ---------------
 M&E CLASS

       1.100                     $ 515               $ -          $ 1,158             $ -               $ -             $ -
       1.200                         -                 -                -               -                 -               -
       1.250                     1,846               430            4,327             121             1,391           1,129
       1.350                     3,101             1,331            7,999              79               262           1,261
       1.400                     2,392               984            8,046             745             1,522           1,814
       1.500                     1,461             1,208            3,242              97               123             655
       1.550                       199                 -              254               -                 -               -
       1.600                     3,245               829            3,735              15                12             137
       1.645                       267                15            1,379               -                 -               -
       1.650                     1,142               100            8,821               -               271             513
       1.670                     2,943               424            6,360               -                 -             870
       1.700                       717               279            6,522               -               401             721
       1.745                       843                 7              917               -                 -               -
       1.750                     4,762             1,271           14,315             526             3,995             784
       1.770                     1,342               170            9,354               5               120              25
       1.795                     3,819               410           15,801               -               264           2,931
       1.800                       346                 4           25,880               -               166             148
       1.820                       318               216            1,196               -                 -             350
       1.850                     2,057               338            4,372               -               179             742
       1.895                         -                 -                4               -                 -               -
       1.900                       398               856            1,525               -               137               -
       1.910                       717                20            1,279               -                 -               -
       1.920                     1,431               973            9,266             466               213             663
       1.945                       172                 -            3,036               -                 -             191
       1.950                     1,155               362            3,699             113               507             362
       1.960                     4,420               435           23,674             190               413             459
       1.970                       117                 -            3,675               -               363             438
       1.995                       291               804              484               -                 -               -
       2.000                     2,661               163            5,292             146               287           1,380
       2.020                     2,650               749           11,491               -               929           2,303
       2.045                       589                 -            2,390               -               339             466
       2.050                     1,022               185            2,276               -               142               -
       2.070                       132                56            1,619               -                 5               -
       2.095                       319               146            2,285             446                 -             136
       2.100                         -                 -              799               -                 -             214
       2.120                     1,011                 -               55               -                 -              73
       2.145                       228               144            6,425              33                53             129
       2.150                       376                 -            2,814               -                 -             765
       2.160                     1,131                46            2,261               -               257              12
       2.170                       348                 -            1,347              12                 -               -
       2.195                       424                22              937               -                21               -
       2.200                       808                 -              235               -                 -               -
       2.210                         -                 -              443               -                 -               -
       2.220                       386               269            1,333               -                 -               -
       2.245                        55                 -            6,091               -                 -               -
       2.250                     1,240                 -              662               -               162              92
       2.270                       998             1,206            8,564             100                 -              97



                          JNL/S&P          JNL/S&P                         JNL/S&P         JNL/S&P      JNL/Salomon
                         Managed          Managed          JNL/S&P        Managed         Managed      Brothers High
                        Aggressive      Conservative       Managed        Moderate       Moderate       Yield Bond
                     Growth Portfolio    Portfolio      Growth Portfolio Portfolio     Growth Portfolio  Portfolio
                     ----------------- ---------------  -------------- --------------- --------------  --------------
 M&E CLASS

       1.100                      $ -             $ -             $ -             $ -            $ -           $ 353
       1.200                        -               -               -               -              -               -
       1.250                   12,712               -          18,988              84         13,595           1,728
       1.350                    7,309           6,659          33,068           7,417         15,376           2,598
       1.400                   14,832               -          72,296               -         31,499           8,042
       1.500                    8,871             113          15,298               -         20,398           1,532
       1.550                      972              42           1,959               -          4,759             470
       1.600                   35,725           1,639          65,825           5,798         55,541           2,676
       1.645                       17               -           1,602               -          3,430             229
       1.650                    5,135           1,801           7,856           4,277          9,331           9,802
       1.670                   29,144               -          17,183               8         23,482           2,900
       1.700                   36,874               -          28,600           4,093         11,468           5,213
       1.745                      181           1,583          11,844               -          7,357           1,482
       1.750                   16,855          11,977          70,869          29,936         44,689          12,912
       1.770                    7,594             251          15,490           7,574          9,260          13,176
       1.795                   54,071               -          24,920               -         12,385           7,762
       1.800                    5,394             158          10,936             107          5,251           1,501
       1.820                    4,473               -             804               -         20,769           1,807
       1.850                   11,806             440          12,626           2,087         14,134           1,863
       1.895                        -               -           5,239               -            201               4
       1.900                    3,900           1,014           5,708           1,735         10,961              39
       1.910                    2,008           7,187           1,347           6,344          1,283             793
       1.920                   47,619               -          26,083             137         12,724           4,837
       1.945                       82               -             313               -              -           2,791
       1.950                   22,676           1,940          24,221           3,058          6,550           1,112
       1.960                  108,624           1,802          44,796             411         40,394          15,330
       1.970                    1,822               -           2,595               -          1,135           1,743
       1.995                      254               -          13,302           1,134         10,301             142
       2.000                    9,743           3,636          33,844           4,658         21,802           2,235
       2.020                   25,763           2,192          59,837             803         26,256           4,099
       2.045                      142             124             214             416            896           2,909
       2.050                    2,222             544           3,352           2,174          6,855           1,136
       2.070                    2,778              93             888               -          3,676             151
       2.095                    6,932               -           4,385           2,518         15,554           6,881
       2.100                        -             532               -             857          5,440               -
       2.120                   10,322               -          19,356           1,981          2,067           1,726
       2.145                      485           2,391          11,755              70         13,124           1,569
       2.150                    8,189             413           2,558               -            621           2,430
       2.160                    3,527           1,971               -             965          4,081             815
       2.170                   13,511             634          15,787           5,711         36,438             578
       2.195                    3,978               -             953               -            549              47
       2.200                      198              40           2,426           2,395          3,885             117
       2.210                    2,620               -           1,348              58          2,315              28
       2.220                    3,729           2,038          11,119             650            523              53
       2.245                        -               -               -               -            840             264
       2.250                      501             205           4,142           8,906          3,174             452
       2.270                  107,487               -          11,660              89         13,409             247



                       JNL/Oppenheimer   JNL/Oppenheimer      JNL/PIMCO       JNL/Putnam       JNL/Putnam      JNL/Putnam
                        Global Growth        Growth        Total Return         Equity       Midcap Growth    Value Equity
                          Portfolio        Portfolio      Bond Portfolio      Portfolio        Portfolio       Portfolio
                       ---------------- ----------------- ----------------  --------------  ---------------- ---------------
      M&E CLASS

       2.295                   $ 4,086             $ 892          $ 9,810           $ 244              $ 59           $ 329
       2.300                     2,463               776           16,156             690               694           1,315
       2.310                     1,204               187            1,446               -               104              60
       2.320                       989               260            2,862              87               113             258
       2.345                        40                 -              406               -                 -               -
       2.350                         -                 -                -               -                 -               -
       2.360                         -                 -                -               -                 -               -
       2.370                     5,062                 -            9,062               3                 -           1,083
       2.395                       530                 -                -               -               121               -
       2.400                     2,008               172                -               -                 -               -
       2.410                         -                 -              481               -                 -               -
       2.420                     1,777                 -            4,086               -                80               -
       2.445                         -                 -            1,569               -                 -               -
       2.450                     3,804             1,463            9,645               -                 -               -
       2.460                         -                 -               29               -                 -               -
       2.470                         -               720              858               -                 -               -
       2.495                         -                 -              188               -                 -               -
       2.500                        18                 -              190               -                 -              34
       2.510                         -                 -                -               -                 -               -
       2.520                         -                 -                -               -                 -               -
       2.545                         -                 -                -               -                 -               -
       2.550                         -                 -              116               -                 -               -
       2.560                     1,489               147            2,399               -                 -               -
       2.570                       332                 -            1,577               -                 -               -
       2.595                       211                 -            1,166               -                 -               -
       2.600                         -                 -                -               -                 -               -
       2.610                         -                 -              252               -                 -               -
       2.620                         -                 -            2,516               -                 -               -
       2.645                       500                 -                -               -                 -               -
       2.650                        19                 -            1,870               -               150               -
       2.660                       162                 -                -               -                 -               -
       2.670                        94                 -              265               5                 -               -
       2.695                         -                 -               41               -                 -               -
       2.700                       283                 -              584               -                 -               -
       2.710                         -                 -                -               -                 -               -
       2.720                         -                36              177               -                 -               -
       2.745                         -                 -                -               -                 -               -
       2.750                         -                 -                -               -                 -               -
       2.760                       359                 -                -               -                 -               -
       2.800                        22                 8            2,570               -               840             599
       2.810                       666                 -            2,137               -                 -               -
       2.820                         -                 -                -               -                 -               -
       2.850                         -                 -                -               -                 -               -
       2.860                         -                 -               13               -                 -               -
       2.870                         -                 -              751               -                 -               -
       2.920                         -                 -              276               -                 -               -
       2.945                         -               333                -               -                 -               -



                           JNL/S&P          JNL/S&P                         JNL/S&P         JNL/S&P      JNL/Salomon
                          Managed          Managed          JNL/S&P        Managed         Managed      Brothers High
                         Aggressive      Conservative       Managed        Moderate       Moderate       Yield Bond
                      Growth Portfolio    Portfolio      Growth Portfolio Portfolio     Growth Portfolio  Portfolio
                      ----------------- ---------------  -------------- --------------- --------------  --------------
      M&E CLASS

       2.295                   $ 1,004         $ 2,824         $ 2,873           $ 679       $ 11,411         $ 1,236
       2.300                     7,462             150          38,490           1,679         33,904           5,506
       2.310                     5,423             205          18,798          11,658          5,338           1,031
       2.320                    16,335              32           7,361              36          9,246             792
       2.345                         2               -             182             158          3,692             719
       2.350                         -               -               -               1          1,821             973
       2.360                    42,627               -             586              98             98               -
       2.370                    71,813               -          25,191           3,017         28,009           2,712
       2.395                     2,415               -           1,768             254            599               -
       2.400                         -               -              92               -            159           1,263
       2.410                         -               -               -           3,468              -               -
       2.420                    81,167             870           8,384          15,628         13,670             191
       2.445                       130               -             218             527          1,966               -
       2.450                     1,530           1,066          12,360             853         13,737           2,377
       2.460                         -              29              37             727          1,720              28
       2.470                       411               -           2,544           1,343          8,033             593
       2.495                         -               -             197               -              -               -
       2.500                         -               -             178           1,335              -             142
       2.510                         -               -               -           2,137          4,554               -
       2.520                         -               -               -               -            329               -
       2.545                         -               -              87               -            920               -
       2.550                     1,262           6,868               -               -          2,655               -
       2.560                    13,477             227           6,841           2,034          3,793               2
       2.570                     2,205               -           9,830               -          4,682              34
       2.595                         -               -           1,293              44            715              36
       2.600                         -               -           1,845             587              -               -
       2.610                         -               -           1,351             537          1,473               -
       2.620                         -               -               -             143            300               -
       2.645                     1,557               -           2,409             415            374           2,148
       2.650                     5,110             350           7,011             543         16,002             392
       2.660                       472             345             469           1,162             61               -
       2.670                       833               -             212               -          2,034              37
       2.695                       122             714             738           1,518          3,257               5
       2.700                         -               -               -               -          2,913             320
       2.710                         -               -               -               -              -               -
       2.720                         -               -           2,847             855            377               -
       2.745                        13               -             204               -              -               -
       2.750                         -               -               -               -              -               -
       2.760                     2,381             863             875               -              -               -
       2.800                     1,255             409             224               -          1,628             914
       2.810                         -           1,420              41           3,576             91             852
       2.820                       183               -           5,025               -            792               -
       2.850                         -               -               -               -              -               -
       2.860                         -              25               4           1,200          6,061               -
       2.870                         -              91               -             399              -               -
       2.920                         -           1,211               -             303              -             250
       2.945                       343               -               -               -              -               -



                       JNL/Oppenheimer  JNL/Oppenheimer      JNL/PIMCO       JNL/Putnam       JNL/Putnam       JNL/Putnam
                        Global Growth        Growth        Total Return         Equity       Midcap Growth    Value Equity
                          Portfolio        Portfolio      Bond Portfolio      Portfolio        Portfolio       Portfolio
                       ---------------- ----------------- ----------------  --------------  ---------------- ---------------
      M&E CLASS

       2.950                       $ -               $ -            $ 364             $ -               $ -             $ -
       2.960                         -                 -                -               -                 -               -
       2.970                         -                 -                -               -                 -               -
       2.995                         -                 -                -               -                 -               -
       3.050                         -                 -                -               -                 -               -
       3.060                       227                 -                -               -                 -               -
       3.095                         -                 -                -               -                 -               -
       3.100                         -                 -                -               -                 -               -
       3.110                         -                 -                -               -                 -               -
       3.120                         -                 -                -               -                 -               -
       3.145                         -                 -                -               -                 -               -
       3.150                         -                 -                -               -                 -               -
       3.170                         -                 -                -               -                 -               -
       3.195                         -                 -                -               -                 -               -
       3.200                         -                 -                -               -                 -               -
       3.220                         -                 -                -               -                 -               -
       3.245                         -                 -                -               -                 -               -
       3.250                         -                 -                -               -                 -               -
       3.270                         -                 -                -               -                 -               -
       3.300                         -                 -                -               -                 -               -
       3.360                         -                 -                -               -                 -               -
       3.370                         -                 -                -               -                 -               -
       3.400                         -                 -                -               -                 -               -
       3.420                         -                 -                -               -                 -               -
       3.445                         -                 -                -               -                 -               -
       3.470                         -                 -                -               -                 -               -
       3.520                         -                 -                -               -                 -               -
       3.595                         -                 -                -               -                 -               -
       3.600                         -                 -                -               -                 -               -
       3.620                         -                 -                -               -                 -               -
       3.645                         -                 -                -               -                 -               -
       3.670                         -                 -                -               -                 -               -
       3.720                         -                 -                -               -                 -               -
       3.820                         -                 -                -               -                 -               -
       4.000                         -                 -                -               -                 -               -



 PERSPECTIVE
  Standard Benefit              15,975             2,786           31,744          35,125             7,317          58,519
 Contract Enhanced
 Benefit                        16,883             5,603           26,539           4,535             7,980          21,597
                       ---------------- ----------------- ----------------  --------------  ---------------- ---------------

        Total                $ 113,597          $ 27,835        $ 359,784        $ 43,783          $ 29,992       $ 103,654
                       ================ ================= ================  ==============  ================ ===============


                          JNL/S&P          JNL/S&P                         JNL/S&P         JNL/S&P       JNL/Salomon
                          Managed          Managed          JNL/S&P        Managed         Managed      Brothers High
                         Aggressive      Conservative       Managed        Moderate       Moderate       Yield Bond
                      Growth Portfolio    Portfolio      Growth Portfolio Portfolio     Growth Portfolio  Portfolio
                      ----------------- ---------------  -------------- --------------- --------------  --------------
      M&E CLASS

       2.950                       $ -             $ -             $ -             $ -        $ 1,855            $ 95
       2.960                         -               -               -               -              -               -
       2.970                         -               -               -               -              -               -
       2.995                         -               -           1,452               -            938             104
       3.050                         -               -               -               -              -               -
       3.060                         -               -             760             199            409               -
       3.095                       101               -               -               -              -               -
       3.100                         -               -               -               -              -               -
       3.110                         -               -               -               -              -               -
       3.120                         -               -               -               -              -               -
       3.145                         -               -               -               -              -               -
       3.150                         -               -               -               -              -               -
       3.170                         -               -               -               -              -               -
       3.195                         -               -             792               -              -               -
       3.200                         -               -               -               -              -               -
       3.220                         -               -               -               -              -               -
       3.245                         -               -               -               -              -               -
       3.250                         -               -               -               -              -               -
       3.270                         -               -               -               -              -               -
       3.300                         -               -               -               -              -               -
       3.360                       272               -               -               -              -               -
       3.370                         -               -               -               -              -               -
       3.400                         -               -               -               -              -               -
       3.420                         -               -               -               -              -               -
       3.445                         -               -               -               -              -               -
       3.470                         -               -               -               -              -               -
       3.520                         -               -               -               -              -               -
       3.595                         -               -               -               -              -               -
       3.600                         -               -               -               -              -               -
       3.620                         -               -               -               -              -               -
       3.645                         -               -               -               -              -               -
       3.670                         -               -               -               -              -               -
       3.720                         -               -               -               -              -               -
       3.820                         -               -               -               -              -               -
       4.000                         -               -               -               -              -               -



 PERSPECTIVE
  Standard Benefit             123,455             190         121,852           2,393        110,165          28,454
 Contract Enhanced
 Benefit                       155,933           1,523         151,020           4,042         70,764          35,538
                      ----------------- ---------------  -------------- --------------- --------------  --------------

        Total              $ 1,180,370        $ 70,831     $ 1,153,833       $ 169,999      $ 918,323       $ 215,318
                      ================= ===============  ============== =============== ==============  ==============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 NOTE 6 - INSURANCE CHARGES (CONTINUED)
   The following is a summary of insurance charges for the period ended December 31, 2005 (continued):

                                         JNL/Salomon
                      JNL/Salomon         Brothers
                        Brothers       U.S. Government     JNL/Select      JNL/Select       JNL/Select
                     Strategic Bond       & Quality         Balanced      Global Growth      Large Cap
                       Portfolio       Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                     ---------------  ------------------ --------------- ---------------- ----------------
 M&E CLASS

      1.100                 $ 1,184                 $ -             $ -              $ -              $ -
      1.200                       -                   -               -                -                -
      1.250                   1,071                 485           1,375                -              343
      1.350                   2,261               2,453           2,689              110            1,098
      1.400                   2,096               4,090           3,043                -              102
      1.500                     870                 815             664                -                -
      1.550                     535                 733             707                -               95
      1.600                   1,959                 372           2,752              184              881
      1.645                      66                  95             586                -                -
      1.650                   1,511                 627           1,798                3            1,683
      1.670                   1,508                 633           2,485                -              362
      1.700                   4,175               3,962           1,907                -              420
      1.745                       -               1,007              23                -                -
      1.750                   7,493               4,785           4,905                -                6
      1.770                     563                 511           8,519              230              446
      1.795                   2,332               2,660           4,687                -              161
      1.800                     469                 569           1,335              715            9,723
      1.820                       -               3,560             283                -                -
      1.850                   3,606               2,897           6,359                -                -
      1.895                       4                   2               2                -                -
      1.900                   2,457                 136           3,001              101                -
      1.910                   1,615                 648             121               15               19
      1.920                   3,807               1,214           2,345                -              251
      1.945                     449                 178             237                -                -
      1.950                   1,719                 172           1,118              743            1,422
      1.960                   6,228               1,171           6,441                -              624
      1.970                   1,456                 507           1,584                -              234
      1.995                       -                 216             290                -                -
      2.000                   4,040               1,120           1,009              315              983
      2.020                   4,471               1,567           4,170              454              859
      2.045                     267                 395           5,081               47                -
      2.050                   1,747                 233           1,538                -                -
      2.070                     976                 530             155                -               34
      2.095                     573               1,480             415                -               64
      2.100                     211                   -               -                -                -
      2.120                      55                 126             274                -            1,317
      2.145                   2,323               1,064           7,913                -                -
      2.150                   1,172               3,253             987                -              339
      2.160                   1,616                 878             634              150               50
      2.170                   1,870                 302             151              399              877
      2.195                      47                 581           1,277                -                -
      2.200                     170                   2             364                -              118
      2.210                     119                   -               -                -                -
      2.220                       4                   2           1,260                -                -
      2.245                     120                   -              26                -                -
      2.250                     445                 440             726              155              313
      2.270                   1,906                 162           2,526                -                -


                                                         JNL/T.Rowe     JNL/T. Rowe
                      JNL/Select          JNL/            Price        Price Mid-Cap    JNL/T. Rowe
                     Money Market     Select Value     Established         Growth       Price Value
                      Portfolio        Portfolio      Growth Portfolio   Portfolio       Portfolio
                   ----------------- ---------------  ---------------  --------------- --------------
 M&E CLASS

      1.100                     $ -           $ 619          $ 1,407            $ 629        $ 1,227
      1.200                       -               -                -                -              -
      1.250                       5           1,456            2,189            4,853          4,085
      1.350                   6,700           1,169           53,552           53,342         56,375
      1.400                   1,598             572            2,384            4,012          4,936
      1.500                      23             491            1,742            2,575          2,071
      1.550                       -             258              315              537          1,196
      1.600                   1,151           1,599            9,279            9,585         10,123
      1.645                       6             297               95              256            285
      1.650                   7,934             578            2,296            4,116          5,884
      1.670                   2,240             696            2,011            9,125          3,182
      1.700                       -             142            1,347              811          2,856
      1.745                       -               -              223              875            194
      1.750                   1,028           2,395              639            3,155          3,787
      1.770                   2,909             670            1,960            1,502          4,892
      1.795                   2,672           3,828            5,005            3,790          4,852
      1.800                   2,384             887              369           12,362         12,233
      1.820                       -             396                -              110            122
      1.850                     845           1,584            4,715            3,220          5,857
      1.895                       -               2                2                -              2
      1.900                       -             949            1,233              689            465
      1.910                     185             215              324              309            292
      1.920                     847           1,270            2,576            9,466          2,993
      1.945                      56              74              606              457            419
      1.950                   1,407           1,028            3,322            4,420          3,883
      1.960                   4,444          10,917            6,451            9,208         13,118
      1.970                       -           1,123              980              397            669
      1.995                       -               -                -              311            436
      2.000                   2,366             838              772            2,902          4,826
      2.020                   1,833           3,217            4,553            3,509          9,046
      2.045                     526              16              965              662          1,313
      2.050                     258             232              625            1,331          2,489
      2.070                      57             125              411              758            233
      2.095                   1,189             312              788              977          1,438
      2.100                   2,194               -              217              927            815
      2.120                       -             965                -            1,397            369
      2.145                       -               -            1,132                -            756
      2.150                       -           2,029            2,440            3,456          1,528
      2.160                   2,583             221              311            1,044            201
      2.170                   1,470             660               50            1,402            286
      2.195                       -             219               75               31            256
      2.200                       2              53              317            1,067            997
      2.210                       -               -                -                -              -
      2.220                       -             230              773            1,599          1,176
      2.245                       -              27                -               28             82
      2.250                     381             338           13,905           11,854         12,443
      2.270                     422           1,883            2,210            3,591          5,140



                                         JNL/Salomon
                      JNL/Salomon         Brothers
                        Brothers       U.S. Government     JNL/Select      JNL/Select       JNL/Select
                     Strategic Bond       & Quality         Balanced      Global Growth      Large Cap
                       Portfolio       Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                     ---------------  ------------------ --------------- ---------------- ----------------
     M&E CLASS

      2.295                 $ 1,905             $ 1,347         $ 3,022            $ 503            $ 238
      2.300                   1,958               7,204           1,092                -            1,672
      2.310                     972                 206              25                -                -
      2.320                     586               2,875           4,507                -              103
      2.345                      36                 330             847                -                -
      2.350                       -                   -               -                -                -
      2.360                       -                   -               -                -                -
      2.370                   1,724               3,283           5,541                -            1,004
      2.395                       -                   -             112                -                -
      2.400                     349                   -             624              861            2,340
      2.410                     481                   -             483                -                -
      2.420                   2,472                 173             668                5            3,138
      2.445                     228                 259               -                -                -
      2.450                     645                 268             785            1,823            4,149
      2.460                       -                  28              98                -                -
      2.470                     107                 618               -                -               52
      2.495                       -                   -               -                -                -
      2.500                     497                  44             107                -                -
      2.510                       -                   -               -                -                -
      2.520                       -                   -               -                -              116
      2.545                       -                   -               -                -                -
      2.550                     691                   -               -                -                -
      2.560                       2                 437               2                -              398
      2.570                       7                  28               -                -                -
      2.595                     245                   -           1,873                -                -
      2.600                       -                   -               -                -                -
      2.610                       -                   -               -                -                -
      2.620                       -                   -               -                -                -
      2.645                   1,213                   -               8                -              352
      2.650                       -                 939               -                -                -
      2.660                       -                   -             299                -                -
      2.670                      72                  36               -                -                -
      2.695                       -                   -               -                -              126
      2.700                     436                   -             227                -               31
      2.710                       -                   -               -                -                -
      2.720                       -                   -             750                -              477
      2.745                       -                   -               -                -                -
      2.750                       -                   -               -                -                -
      2.760                       -                   -              55                -                -
      2.800                     785                   -           1,085                -              756
      2.810                     695                   -             622                -                -
      2.820                       -                   -               -                -                -
      2.850                       -                   -               -                -                -
      2.860                      13                   -               -                -                -
      2.870                       -                   -               -                -                -
      2.920                       -                 188               -                -              378
      2.945                       -                   -               -                -                -


                                                          JNL/T.Rowe     JNL/T. Rowe
                       JNL/Select          JNL/            Price        Price Mid-Cap    JNL/T. Rowe
                      Money Market     Select Value     Established         Growth       Price Value
                       Portfolio        Portfolio      Growth Portfolio   Portfolio       Portfolio
                    ----------------- ---------------  ---------------  --------------- --------------
     M&E CLASS

      2.295                  $ 5,087            $ 97          $ 1,106          $ 4,901        $ 3,521
      2.300                    1,403           2,314            2,899            2,376          4,471
      2.310                    1,536               -                -              551            381
      2.320                      430           1,949              558            1,243            934
      2.345                       37              82               37                -            742
      2.350                        -               -              189                -              -
      2.360                        -               -                -               27              -
      2.370                    2,704           5,003            2,716            1,371          6,136
      2.395                        -               -              222              316            752
      2.400                        -             916            1,851            1,975          1,026
      2.410                        -               -                -                -              -
      2.420                       94           1,185            2,157            2,400          1,032
      2.445                        -               -                -              240            423
      2.450                      591           1,652            4,730            4,413          2,698
      2.460                        -              15                -               30             29
      2.470                        -             356              403            1,780            504
      2.495                        -               -              192                -            345
      2.500                        -               -              112               18             90
      2.510                        -               -                -                -              -
      2.520                        -             462                -               79            169
      2.545                        -             267                -              450              -
      2.550                        -               -                -                -             59
      2.560                    3,393             213              290              512            903
      2.570                        -              32                4                1            169
      2.595                        -               -              123              211              -
      2.600                        -               -                -               16              -
      2.610                       91               -                -                3              -
      2.620                        -               -                -                -            172
      2.645                      155               -              158              495              -
      2.650                      489           1,284               89            1,949            242
      2.660                      994               -                -                -            163
      2.670                      916              37              270            1,285            139
      2.695                      253               -               21                -            125
      2.700                       59               -               46              316              -
      2.710                        -               -                -                -              -
      2.720                        -           1,067              776              334            233
      2.745                        -               -                -                -              -
      2.750                        -               -                -                -              -
      2.760                        -               -                -                -              -
      2.800                        -               -               21              782          1,530
      2.810                      699               -                -                -              -
      2.820                        -               -                -                -              -
      2.850                        -               -                -                -              -
      2.860                        -              14               12               15              -
      2.870                        -               -                -                -              -
      2.920                        -             245                -              265              -
      2.945                        -               -              337              355              -



                                         JNL/Salomon
                      JNL/Salomon         Brothers
                        Brothers       U.S. Government     JNL/Select      JNL/Select       JNL/Select
                     Strategic Bond       & Quality         Balanced      Global Growth      Large Cap
                       Portfolio       Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                     ---------------  ------------------ --------------- ---------------- ----------------
     M&E CLASS

      2.950                     $ -                 $ -             $ -              $ -            $ 382
      2.960                       -                   -               -                -                -
      2.970                       -                   -               -                -                -
      2.995                       -                   -               -                -                -
      3.050                       -                   -               -                -                -
      3.060                       -                   -               -                -                -
      3.095                       -                   -               -                -                -
      3.100                       -                   -               -                -                -
      3.110                       -                   -               -                -                -
      3.120                       -                   -               -                -                -
      3.145                       -                   -               -                -                -
      3.150                       -                   -               -                -                -
      3.170                       -                   -               -                -                -
      3.195                       -                   -               -                -                -
      3.200                       -                   -               -                -                -
      3.220                       -                   -               -                -                -
      3.245                       -                   -               -                -                -
      3.250                       -                   -               -                -                -
      3.270                       -                   -               -                -                -
      3.300                       -                   -               -                -                -
      3.360                       -                   -               -                -                -
      3.370                       -                   -               -                -                -
      3.400                       -                   -               -                -                -
      3.420                       -                   -               -                -                -
      3.445                       -                   -               -                -                -
      3.470                       -                   -               -                -                -
      3.520                       -                   -               -                -                -
      3.595                       -                   -               -                -                -
      3.600                       -                   -               -                -                -
      3.620                       -                   -               -                -                -
      3.645                       -                   -               -                -                -
      3.670                       -                   -               -                -                -
      3.720                       -                   -               -                -                -
      3.820                       -                   -               -                -                -
      4.000                       -                   -               -                -                -



 PERSPECTIVE
  Standard Benefit           21,614              42,584          57,382           43,535           68,107
 Contract Enhanced
 Benefit                     18,131              32,801          27,234              265            5,574
                     ---------------  ------------------ --------------- ---------------- ----------------

       Total              $ 127,430           $ 140,281       $ 195,210         $ 50,613        $ 112,217
                     ===============  ================== =============== ================ ================



                                                         JNL/T.Rowe      JNL/T. Rowe
                       JNL/Select          JNL/            Price        Price Mid-Cap    JNL/T. Rowe
                      Money Market     Select Value     Established         Growth       Price Value
                       Portfolio        Portfolio      Growth Portfolio   Portfolio       Portfolio
                    ----------------- ---------------  ---------------  --------------- --------------
     M&E CLASS

      2.950                      $ -            $ 55              $ -            $ 295          $ 429
      2.960                        -               -                -                -              -
      2.970                        -               -                -                -            129
      2.995                        -               -              164              107            167
      3.050                        -               -                -                -              -
      3.060                      220               -                -              226              -
      3.095                        -               -                -                -              -
      3.100                        -               -                -                -              -
      3.110                        -               -                -                -              -
      3.120                        -               -                -                -              -
      3.145                        -               -                -                -              -
      3.150                        -               -                -                -              -
      3.170                        -               -                -                -              -
      3.195                        -               -                -                -              -
      3.200                        -               -                -                -              -
      3.220                        -               -                -                -             59
      3.245                        -               -                -                -              -
      3.250                        -               -                -                -              -
      3.270                        -               -                -                -              -
      3.300                        -               -                -                -              -
      3.360                        -               -                -                -              -
      3.370                        -               -                -                -              -
      3.400                        -               -                -                -              -
      3.420                        -               -                -                -              -
      3.445                        -               -                -                -              -
      3.470                        -               -                -                -              -
      3.520                        -               -                -                -              -
      3.595                        -               -                -                -              -
      3.600                        -               -                -                -              -
      3.620                        -               -                -                -              -
      3.645                        -               -                -                -              -
      3.670                        -               -                -                -              -
      3.720                        -               -                -                -              -
      3.820                        -               -                -                -              -
      4.000                        -               -                -                -              -



 PERSPECTIVE
  Standard Benefit            22,789           8,198           58,649           80,268         36,455
 Contract Enhanced
 Benefit                      10,532           3,611           24,649           24,391         35,478
                    ----------------- ---------------  ---------------  --------------- --------------

       Total               $ 102,187        $ 73,634        $ 237,347        $ 310,643      $ 289,533
                    ================= ===============  ===============  =============== ==============



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS
  The following is a summary of accumulation unit values as of December 31, 2005:


                        JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger      JNL/Alliance     JNL/Eagle
                        Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                     Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio Portfolio
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
 M&E CLASS

       1.100              11.976548                -                -        19.927987               -       18.016966
       1.200                      -                -                -                -               -               -
       1.250              11.902162                -        12.834332        19.625331               -       17.767868
       1.350              11.852039        11.595734        12.780680        19.425057               -       17.603254
       1.400              11.828305                -        12.754816        19.328527               -       17.521001
       1.500              11.778866                -        12.701590        19.130511               -       17.360006
       1.550              11.753322                -                -        19.033151               -       17.279070
       1.600              11.729589        11.576626        12.648296        18.936025               -       17.199648
       1.645              11.707055                -        12.651019        18.853951               -               -
       1.650              11.705196        11.572684        12.627537        18.839446               -       17.119899
       1.670              11.695399                -        12.611662        18.801414               -       17.087863
       1.700              11.680598        11.568840        12.595821        18.758343               -       17.040064
       1.745              11.658673        11.564891        12.571539        18.658108               -       16.968691
       1.750              11.656725        11.564941        12.569699        18.650125               -       16.961365
       1.770              11.646407        11.563558        12.558689        18.609885               -       16.929436
       1.795              11.635295        11.561563        12.546134        18.563116               -       16.890573
       1.800              11.630116                -        12.543715        18.552251               -       16.883476
       1.820              11.622516                -        12.531585        18.515451               -       16.852984
       1.850              11.607872                -        12.517224        18.458971               -       16.804555
       1.895              11.490092                -                -                -               -       16.697006
       1.900              11.583334        11.553543                -                -               -       16.725811
       1.910              11.578306        11.552800        12.485556        18.345521               -       16.710195
       1.920              11.574102        11.551999        12.480843        18.327610               -       16.695560
       1.945              11.596768                -        12.467661                -               -               -
       1.950              11.559793        11.549804        12.464982        18.271277               -       16.649129
       1.960              11.551079        11.548880        12.460568        18.252837               -       16.632267
       1.970              11.549870                -        12.453899        18.234104               -       16.618211
       1.995              11.537864        11.546232        12.441632        18.186674               -               -
       2.000              11.535377        11.546406        12.439278        18.177474               -       16.571055
       2.020              11.525781        11.544340        12.428956        18.141257               -       16.541061
       2.045              11.513140        11.541300        12.415296        18.094154               -       16.501933
       2.050              11.511395        11.542043        12.413354        18.085771               -       16.494209
       2.070              11.501363                -        12.402658        18.047666               -       16.466511
       2.095              11.489134                -                -        18.003329               -       16.431915
       2.100                      -                -                -                -               -               -
       2.120                      -                -                -                -               -       16.387556
       2.145                      -                -        12.365169                -               -       16.350166
       2.150                      -                -        12.361729        17.901845               -       16.342214
       2.160              11.458020        11.533633        12.354324        17.863570               -       16.328075
       2.170              11.453343        11.532880        12.350742        17.857596               -       16.311359
       2.195              11.443101                -        12.341143        17.822288               -       16.273666
       2.200                      -        11.530499                -                -               -               -
       2.210              11.434112        11.529765                -        17.791828               -       16.250820
       2.220              11.429316        11.529495                -                -               -       16.236169
       2.245              11.415977                -                -        17.734486               -       16.198666
       2.250              11.415691                -        12.310008        17.719813               -               -
       2.270              11.406176                -        12.301385        17.684245               -       16.161247



                                                                       JNL/Franklin
                      JNL/Eagle         JNL/FMR          JNL/FMR        Templeton        JNL/Goldman      JNL/JPMorgan
                       SmallCap         Balanced     Capital Growth     Small Cap       Sachs Mid Cap    International
                   Equity Portfolio    Portfolio        Portfolio     Value Portfolio  Value Portfolio   Equity Portfolio
                   ----------------- --------------- ---------------- ---------------  ----------------  ---------------
                   ----------------- --------------- ---------------- ---------------  ----------------  ---------------
 M&E CLASS

       1.100              20.346844               -                -               -                 -                -
       1.200                      -               -                -               -                 -                -
       1.250              20.065689       11.161868        22.347947               -                 -        14.952201
       1.350              19.879760       11.098337        22.113208       10.931928         11.288517        14.793178
       1.400              19.787928       11.067136        21.994059               -                 -        14.715884
       1.500              19.603193       11.004815        21.759913               -                 -        14.559442
       1.550              19.515946       10.974158                -               -                 -                -
       1.600              19.423378       10.942572        21.530757       10.913653         11.269896        14.405677
       1.645              19.341580               -        21.428277               -                 -                -
       1.650              19.332583       10.911599                -       10.909948         11.266190        14.328624
       1.670              19.297636       10.899248        21.371173               -                 -        14.299081
       1.700              19.244451       10.880610        21.304803       10.906393                 -                -
       1.745                      -       10.852400                -               -                 -                -
       1.750              19.154228       10.849959        21.189695       10.902796         11.258449        14.177119
       1.770              19.118419       10.837433        21.150811       10.901817                 -        14.147147
       1.795              19.094074       10.822410        21.089898       10.899533         11.255270        14.110809
       1.800              19.069439       10.819249                -               -                 -        14.102822
       1.820              19.026716       10.806839                -               -                 -                -
       1.850              18.977679       10.788884                -       10.895533         11.251138        14.028092
       1.895                      -       10.676045                -               -                 -                -
       1.900              18.889043       10.758063        20.853294               -         11.247264        13.953886
       1.910              18.870840       10.751454        20.831965       10.891521         11.247319        13.938322
       1.920              18.852622       10.745927                -               -         11.245929        13.924123
       1.945                      -       10.730610                -               -                 -                -
       1.950              18.802379       10.727778        20.744222               -                 -                -
       1.960              18.783926       10.720406        20.720757               -                 -        13.864109
       1.970              18.764756       10.715358        20.700238               -                 -                -
       1.995                      -               -                -               -         11.238952        13.812391
       2.000              18.713755       10.696689        20.634722       10.884701         11.239907        13.806276
       2.020              18.680213       10.685171        20.589117       10.883501                 -        13.776820
       2.045                      -       10.669747        20.535002       10.881465         11.236582        13.739122
       2.050              18.634069       10.666936        20.525244       10.879831         11.236240        13.732808
       2.070              18.594720       10.654737        20.481438       10.879649                 -        13.702933
       2.095                      -       10.639902        20.427967               -                 -        13.667451
       2.100                      -               -                -               -                 -                -
       2.120              18.506947       10.628065                -               -                 -                -
       2.145              18.464490       10.609780                -               -         11.229160        13.593904
       2.150              18.457284       10.611679                -               -                 -        13.587643
       2.160              18.437485       10.586648                -       10.873187         11.227579        13.572002
       2.170              18.420432       10.594247        20.282176       10.872459         11.237837        13.557673
       2.195              18.642175       10.580874                -               -                 -                -
       2.200              18.368448       10.576147                -               -                 -                -
       2.210                      -       10.570068                -               -         11.224315                -
       2.220                      -               -        20.157291       10.869115                 -        13.486547
       2.245                      -       10.549239                -               -                 -                -
       2.250                      -       10.546911        20.092236               -                 -                -
       2.270              18.250908       10.535148        20.049041               -                 -        13.420503


                        JNL/AIM          JNL/AIM          JNL/AIM          JNL/Alger      JNL/Alliance    JNL/Eagle
                        Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                     Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio Portfolio
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
     M&E CLASS

       2.295              11.394505                -        12.286473        17.639761               -       16.123310
       2.300              11.391936        11.522931        12.292672        17.682444               -       16.116379
       2.310                      -        11.522231                -        17.610806               -               -
       2.320              11.382121        11.521402        12.273905                -               -       16.086267
       2.345              11.370511                -                -                -               -               -
       2.350                      -                -                -                -               -               -
       2.360                      -                -        12.253197                -               -               -
       2.370              11.358584        11.518566        12.248255        17.503719               -       16.011255
       2.395              11.346856                -        12.236386        17.459097               -               -
       2.400                      -        11.515284                -                -               -               -
       2.410                      -                -                -                -               -               -
       2.420              11.332279        11.513811        12.222520        17.414790               -       15.936891
       2.445                      -                -                -                -               -               -
       2.450              11.320554        11.510355        12.208869        17.361428               -       15.892267
       2.460                      -        11.510706                -                -               -               -
       2.470              11.311786                -        12.197389                -               -               -
       2.495                      -                -                -                -               -               -
       2.500              11.296672                -                -        17.273196               -       15.818737
       2.510                      -                -                -                -               -               -
       2.520                      -                -                -                -               -               -
       2.545              11.276172                -        12.159592                -               -               -
       2.550                      -                -                -                -               -               -
       2.560                      -        11.502993        12.151246                -               -       15.730489
       2.570              11.267708                -        12.146880        17.148935               -       15.716052
       2.595              11.251880        11.500519        12.306525        17.105444               -               -
       2.600                      -                -                -                -               -               -
       2.610                      -                -                -                -               -               -
       2.620                      -                -                -                -               -               -
       2.645              11.228686                -                -                -               -       15.607759
       2.650              11.226751                -        12.106669        17.011251               -               -
       2.660                      -                -                -                -               -               -
       2.670              11.217231        11.494715        12.096014        16.973615               -       15.570159
       2.695              11.205708        11.492672        12.083522                -               -               -
       2.700                      -        11.492437                -                -               -               -
       2.710                      -                -                -                -               -               -
       2.720              11.193808                -        12.072942        16.888726               -               -
       2.745                      -                -                -                -               -               -
       2.750                      -                -                -                -               -               -
       2.760                      -                -                -                -               -               -
       2.800              11.156341        11.484815        12.031093        16.753712               -       15.384853
       2.810                      -                -                -                -               -               -
       2.820                      -                -                -                -               -               -
       2.850                      -                -                -                -               -               -
       2.860                      -                -                -                -               -               -
       2.870                      -                -                -                -               -               -
       2.920              11.100802                -        11.970808                -               -               -
       2.945                      -                -                -                -               -               -



                                                                       JNL/Franklin
                      JNL/Eagle         JNL/FMR          JNL/FMR        Templeton        JNL/Goldman      JNL/JPMorgan
                       SmallCap         Balanced     Capital Growth     Small Cap       Sachs Mid Cap    International
                   Equity Portfolio    Portfolio        Portfolio     Value Portfolio  Value Portfolio   Equity Portfolio
                   ----------------- --------------- ---------------- ---------------  ----------------  ---------------
                   ----------------- --------------- ---------------- ---------------  ----------------  ---------------
     M&E CLASS

       2.295              18.209074       10.526758        19.996727               -         11.218005        13.378616
       2.300              18.200214       10.517828        19.985440       10.863066         11.217620        13.372811
       2.310                      -       10.510381        19.964474       10.862377         11.216941        13.357156
       2.320                      -       10.505005                -               -                 -        13.343086
       2.345              18.124603       10.483922        19.892296       10.943886         11.214285                -
       2.350                      -       10.487252                -               -                 -                -
       2.360              18.098279               -                -               -                 -                -
       2.370              18.081904       10.474998        19.838002       10.860818                 -        13.272973
       2.395                      -               -                -               -                 -                -
       2.400                      -       10.456937        19.774187               -                 -                -
       2.410                      -               -                -               -                 -                -
       2.420              17.996622       10.445178        19.716939       10.854430         11.208667        13.201943
       2.445                      -               -                -               -                 -        13.167155
       2.450              17.948607       10.428121        19.669260       10.851531         11.206495        13.160017
       2.460                      -               -                -               -                 -        13.145924
       2.470              17.914479               -                -               -                 -                -
       2.495                      -       10.401214                -               -                 -                -
       2.500                      -       10.398043                -               -                 -        13.090046
       2.510                      -               -                -               -                 -                -
       2.520              17.831168               -                -               -                 -                -
       2.545              17.790738               -                -               -                 -                -
       2.550                      -               -                -               -                 -                -
       2.560              17.764838       10.362636                -       10.844563                 -        13.006987
       2.570                      -       10.357821        19.419759               -                 -        12.993988
       2.595                      -               -                -       10.841787         11.195750                -
       2.600                      -               -                -               -                 -                -
       2.610                      -               -                -       10.840760                 -        12.937651
       2.620                      -               -                -               -                 -        12.923986
       2.645                      -               -                -               -                 -                -
       2.650                      -       10.309810                -               -                 -        12.883883
       2.660                      -       10.303913                -               -                 -                -
       2.670              17.584858               -        19.212973       10.836446                 -        12.855495
       2.695                      -               -                -               -                 -                -
       2.700                      -       10.280594        19.153237               -                 -                -
       2.710                      -               -                -               -                 -                -
       2.720              17.502612       10.269600                -               -         11.186412        12.790873
       2.745                      -               -                -               -                 -                -
       2.750                      -               -                -               -                 -                -
       2.760                      -               -                -               -                 -                -
       2.800              17.374405       10.223321                -               -                 -        12.680173
       2.810                      -               -                -               -                 -                -
       2.820                      -               -                -               -                 -                -
       2.850                      -               -                -               -                 -                -
       2.860                      -       10.187857                -       10.822833                 -                -
       2.870                      -               -                -               -                 -        12.585011
       2.920              17.181084               -        18.711181               -                 -                -
       2.945                      -               -                -               -                 -                -


                        JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger      JNL/Alliance     JNL/Eagle
                        Large Cap      Real Estate        Small Cap         Growth          Capital       Core Equity
                     Growth Portfolio   Portfolio      Growth Portfolio   Portfolio      Growth Portfolio Portfolio
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
                     ---------------  ---------------  ---------------  ---------------  -------------- ---------------
     M&E CLASS

       2.950                      -        11.473288                -                -               -               -
       2.960                      -                -                -                -               -               -
       2.970                      -                -                -                -               -               -
       2.995                      -                -                -                -               -               -
       3.050                      -                -                -                -               -               -
       3.060                      -                -        11.900423                -               -               -
       3.095                      -                -                -                -               -               -
       3.100                      -                -                -        16.246789               -       14.962208
       3.110                      -                -                -                -               -               -
       3.120                      -                -                -                -               -               -
       3.145                      -                -                -                -               -               -
       3.150                      -                -                -                -               -               -
       3.170                      -                -                -                -               -               -
       3.195                      -                -                -                -               -               -
       3.200                      -                -                -                -               -               -
       3.220              10.962963                -        11.822185                -               -               -
       3.245                      -                -                -                -               -               -
       3.250                      -                -                -                -               -               -
       3.270                      -                -                -                -               -               -
       3.300                      -                -                -                -               -               -
       3.360                      -                -                -                -               -               -
       3.370                      -                -        11.748080                -               -               -
       3.400                      -                -                -                -               -               -
       3.420                      -                -                -                -               -               -
       3.445                      -                -                -                -               -       14.489276
       3.470                      -                -                -                -               -               -
       3.520                      -                -                -                -               -               -
       3.595                      -                -                -                -               -               -
       3.600              10.790578                -        11.635991                -               -               -
       3.620                      -                -                -        15.406030               -               -
       3.645                      -                -                -                -               -               -
       3.670                      -                -                -                -               -               -
       3.720                      -                -                -                -               -               -
       3.820                      -                -                -                -               -               -
       4.000              10.611801                -                -                -               -               -



 PERSPECTIVE
  Standard Benefit        11.098902        11.349349        12.185637        10.589339               -       10.676611
 Contract Enhanced
 Benefit                  10.497635        11.127293        11.199253         8.680792               -        9.349035



                                                                        JNL/Franklin
                       JNL/Eagle         JNL/FMR          JNL/FMR        Templeton        JNL/Goldman      JNL/JPMorgan
                        SmallCap         Balanced     Capital Growth     Small Cap       Sachs Mid Cap    International
                    Equity Portfolio    Portfolio        Portfolio     Value Portfolio  Value Portfolio   Equity Portfolio
                    ----------------- --------------- ---------------- ---------------  ----------------  ---------------
                    ----------------- --------------- ---------------- ---------------  ----------------  ---------------
     M&E CLASS

       2.950                       -               -                -               -                 -        12.478356
       2.960                       -               -                -               -                 -                -
       2.970                       -               -                -               -                 -                -
       2.995                       -       10.110129                -               -                 -                -
       3.050                       -               -                -               -                 -                -
       3.060                       -               -                -               -                 -                -
       3.095                       -               -                -               -                 -                -
       3.100                       -               -                -               -                 -                -
       3.110                       -               -                -               -                 -                -
       3.120                       -               -                -               -                 -                -
       3.145                       -               -                -               -                 -                -
       3.150                       -               -                -               -                 -                -
       3.170                       -               -                -               -                 -                -
       3.195                       -        9.996747                -               -                 -                -
       3.200                       -               -                -               -                 -                -
       3.220                       -               -                -               -                 -                -
       3.245                       -               -                -               -                 -                -
       3.250                       -               -                -               -                 -                -
       3.270                       -               -                -               -                 -                -
       3.300                       -               -                -               -                 -                -
       3.360                       -               -                -               -                 -                -
       3.370                       -               -                -               -                 -                -
       3.400                       -               -                -               -                 -                -
       3.420                       -               -                -               -                 -                -
       3.445                       -               -                -               -                 -                -
       3.470                       -               -                -               -                 -                -
       3.520                       -               -                -               -                 -                -
       3.595                       -               -                -               -                 -                -
       3.600                       -               -                -               -                 -                -
       3.620                       -               -                -               -                 -                -
       3.645                       -               -                -               -                 -                -
       3.670                       -               -                -               -                 -                -
       3.720                       -               -                -               -                 -                -
       3.820                       -               -                -               -                 -                -
       4.000                       -        9.550912                -               -                 -                -



 PERSPECTIVE
  Standard Benefit         14.319434       11.509214        10.814473       10.560831         10.127030        10.967099
 Contract Enhanced
 Benefit                   11.853065       11.483512         8.213468       10.448679         10.108988        10.729269




JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of accumulation unit values as of December 31, 2005 (continued):


                        JNL/JPMorgan         JNL/             JNL/             JNL/MCM         JNL/MCM           JNL/MCM
                       International    Lazard Mid Cap   Lazard Small Cap        25           Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio      Portfolio       Portfolio      Sector Portfolio
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
 M&E CLASS

       1.100                12.527634         18.941460        15.461306                 -       11.295672                  -
       1.200                        -                 -                -                 -       11.250837                  -
       1.250                12.381556         18.720356        15.280820         15.470073       11.228620           4.589999
       1.350                12.284671         18.574288        15.161352         15.416624       11.184726           4.560157
       1.400                12.236541         18.502583        15.102420         15.419886       11.163350           4.545494
       1.500                12.141267         18.357678        14.984659         15.337515       11.118433           4.518350
       1.550                12.093201         18.284397        14.929130         15.311091       11.098119                  -
       1.600                12.046391         18.214090        14.867689         15.284904       11.074540           4.486877
       1.645                12.004181         18.149410        14.815898         15.261117       11.054891                  -
       1.650                11.998892         18.142426        14.808952         15.258567       11.052322           4.472408
       1.670                11.980710         18.114619        14.786387         15.248034       11.038971                  -
       1.700                11.952251         18.072108        14.751647         15.232250       11.030543           4.457756
       1.745                        -         18.007774        14.694959         15.208369       11.011498                  -
       1.750                11.905968         18.001364        14.693874         15.206153       11.008740           4.443018
       1.770                11.886903         17.972763        14.679231         15.195233       10.999991                  -
       1.795                11.890090         17.975720        14.642023         15.182609       10.989482           4.429464
       1.800                11.858603         17.931005        14.636301         15.190930       10.986481           4.429004
       1.820                11.839550         17.903406        14.612152                 -               -                  -
       1.850                11.813090         17.861000        14.579423         15.153795       10.965564           4.413645
       1.895                        -         18.055493                -         15.130435       10.945961                  -
       1.900                11.766553         17.791630        14.522231         15.127636       10.943944           4.400276
       1.910                11.756890         17.776366        14.510296         15.121639       10.938953                  -
       1.920                11.747748         17.763357        14.499553         15.117442       10.935247           4.394792
       1.945                11.725674         17.727834        14.471083         15.104322       10.923505                  -
       1.950                11.720203         17.721771        14.465620         15.101555       10.921934           4.385049
       1.960                11.711742         17.707966        14.454186         15.096317       10.927324                  -
       1.970                11.702443         17.693876        14.442993         15.091440       10.917935                  -
       1.995                11.679285         17.659232        14.414457         15.078302               -                  -
       2.000                11.674949         17.652342        14.409015         15.075864       10.900407           4.371354
       2.020                11.658783         17.624752        14.386481         15.065594       10.891917           4.365608
       2.045                11.633130         17.589945        14.357511         15.052072       10.880841                  -
       2.050                11.628567         17.583007        14.352701         15.049970       10.878794                  -
       2.070                11.610830         17.553478        14.331283         15.050974       10.870037           4.350964
       2.095                11.588494         17.521435        14.302265         15.026686       10.859758                  -
       2.100                        -                 -                -         15.023913       10.856996                  -
       2.120                11.565430         17.486291        14.273460         15.013325       10.848902                  -
       2.145                11.542950         17.450001        14.245597         14.998846       10.837074                  -
       2.150                11.538434         17.446248        14.240876         14.998290       10.835614                  -
       2.160                11.528847         17.431594        14.229245         14.992227       10.831231           4.325571
       2.170                11.519708         17.417747        14.217366         14.987147       10.827011                  -
       2.195                11.495556         17.383015        14.191611         14.975067       10.816659                  -
       2.200                11.492736         17.376913        14.183947         14.971744       10.814170                  -
       2.210                11.483671                 -                -         14.966285       10.809858                  -
       2.220                11.474886         17.349890        14.162559         14.962102       10.805662                  -
       2.245                        -         17.318527        14.135792         14.949248       10.798698                  -
       2.250                11.447932         17.309124        14.129286         14.946369       10.792765                  -
       2.270                11.429798         17.283018        14.107534         14.936456       10.784852                  -


                                         JNL/MCM
                      JNL/MCM           Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                  Consumer Brands    S&P 500 Stock       Financial         Global        Healthcare     International
                 Sector Portfolio    Index Portfolio  Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                 ------------------  ---------------  ---------------- --------------- ---------------- --------------
                 ------------------  ---------------  ---------------- --------------- ---------------- --------------
 M&E CLASS

       1.100                     -         8.728429                 -               -                -              -
       1.200                     -                -                 -               -                -      15.316154
       1.250             10.608405         8.642115         12.854726       16.983544        11.584406      15.286371
       1.350             10.541012         8.584992         12.759843       16.924876        11.504985      15.226298
       1.400             10.505828         8.562660                 -       16.903528        11.467971      15.194968
       1.500             10.438059         8.500166         12.644750       16.838037        11.393912      15.135898
       1.550             10.405152         8.471929         12.599244       16.809078                -      15.105303
       1.600             10.371414         8.444190         12.558404       16.780422        11.320382      15.076357
       1.645                     -                -                 -       16.753976        11.253883      15.049296
       1.650             10.338146         8.416206         12.281548       16.751374        11.283403      15.046198
       1.670             10.324427         8.405068         12.505933       16.739474        11.268818      15.034429
       1.700                     -         8.388425                 -       16.722369        11.246782      15.016384
       1.745                     -                -                 -       16.696253        11.205186      15.036539
       1.750             10.270689         8.360655         12.434129       16.693799        11.217155      14.986581
       1.770             10.255760         8.349315         12.381710       16.682109        11.195533      14.974704
       1.795                     -         8.339363         12.400713       16.667941        11.152910      14.985329
       1.800             10.237780         8.341432         12.396557       16.682224        11.174240      14.957308
       1.820                     -                -                 -               -                -              -
       1.850             10.203782         8.305445         12.356076       16.636678        11.136365      14.927801
       1.895                     -         8.280679                 -       16.610708                -      14.901107
       1.900             10.188515         8.277351         12.313355       16.607914        11.101609      14.898291
       1.910             10.161900         8.272079                 -       16.601147        11.094484      14.891590
       1.920             10.157882         8.266622         12.300224       16.596416        11.086809      14.886523
       1.945             10.141729         8.253539                 -       16.582316        11.070089      14.869052
       1.950             10.138442         8.250472         12.276263       16.578934        11.065688      14.868640
       1.960             10.130566         8.245140         12.268073       16.573806        11.059627      14.855238
       1.970                     -         8.239646         12.260387       16.445912        11.051614      14.858405
       1.995                     -                -                 -       16.553949        11.033315      14.841601
       2.000             10.103124         8.222873         12.231793       16.550723        11.029764      14.839016
       2.020                     -         8.212458         12.221018       16.539788        11.015814      14.827646
       2.045                     -         8.198602         12.200616       16.524669        10.998355      14.812540
       2.050                     -         8.196114                 -       16.522299        10.991093      14.810715
       2.070             10.057302         8.184856         12.180933       16.540876        10.979878      14.798035
       2.095                     -         8.171714                 -       16.496974        10.965161      14.790480
       2.100                     -                -                 -       16.493795                -      14.780025
       2.120                     -                -                 -       16.482105        10.944200      14.769171
       2.145             10.008337                -         12.118531       16.466069                -      14.754490
       2.150                     -         8.141858                 -       16.465507        10.922996      14.751558
       2.160              9.998641         8.135382         12.106882       16.458870        10.913023      14.744985
       2.170              9.992284         8.130743         12.099134       16.453293        10.905967      14.739196
       2.195              9.978567         8.117775         12.082100       16.594408        10.890900      14.725074
       2.200                     -                -                 -       16.436465        10.883732      14.721738
       2.210                     -                -                 -       16.430767        10.877969      14.715893
       2.220                     -         8.104271                 -       16.425954        10.872041      14.709648
       2.245                     -         8.090893                 -       16.411796                -              -
       2.250              9.940231         8.088088         12.039498       16.408567        10.849188      14.693003
       2.270                     -         8.077453                 -       16.397715        10.838395      14.681827


                         JNL/JPMorgan        JNL/             JNL/             JNL/MCM          JNL/MCM          JNL/MCM
                       International    Lazard Mid Cap   Lazard Small Cap        25           Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio      Portfolio       Portfolio      Sector Portfolio
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
      M&E CLASS

       2.295                11.407648         17.249262        14.080395         14.923223       10.774122                  -
       2.300                11.403971         17.241183        14.074365         14.917225       10.771935           4.286390
       2.310                11.394107         17.228514        14.063159         14.915079       10.767127                  -
       2.320                11.385600         17.214544        14.051720         14.910248       10.763402           4.281994
       2.345                11.363149         17.181059        14.023422         14.897286       10.750265                  -
       2.350                11.358395         17.173851        14.018383         14.895458               -                  -
       2.360                11.349478                 -                -         14.897804       10.745894                  -
       2.370                11.341108         17.147567        13.996848         14.884540       10.742220           4.268272
       2.395                        -                 -                -         14.871830               -                  -
       2.400                11.314552         17.106713        13.964168         14.869077       10.729039                  -
       2.410                        -                 -                -         14.863850               -                  -
       2.420                11.296464         17.080089        13.941987         14.859001       10.719550           4.253066
       2.445                11.275104         17.046879                -         14.845762       10.757433                  -
       2.450                11.269264         17.041025        13.910174         14.844363               -                  -
       2.460                11.260921         17.026067        13.898226         14.838323       10.703435           4.242023
       2.470                11.252305         17.013536        13.887198         14.833112       10.699614                  -
       2.495                        -         16.980917        13.861020         14.820979       10.689067                  -
       2.500                        -         16.972985        13.855105         14.818592       10.688895                  -
       2.510                        -                 -                -         14.812749               -                  -
       2.520                        -                 -                -         14.807293               -                  -
       2.545                        -         16.913648                -         14.795666               -                  -
       2.550                        -                 -                -                 -               -                  -
       2.560                11.172869         16.893855        13.789641         14.786657       10.661333           4.214321
       2.570                11.164652         16.880769        13.779432         14.782956       10.657453                  -
       2.595                11.142415         16.872088                -         14.770525               -                  -
       2.600                        -                 -                -                 -       10.644251                  -
       2.610                        -         16.827606                -                 -       10.639948                  -
       2.620                11.120588         16.814380        13.725012                 -               -                  -
       2.645                11.099336         16.781724        13.698270         14.744486               -                  -
       2.650                11.095421         16.777463        13.693168         14.741203       10.623651                  -
       2.660                        -         16.761688                -                 -               -                  -
       2.670                11.077096         16.748757        13.671373         14.731510       10.614726                  -
       2.695                        -         16.715773                -         14.718497       10.603953                  -
       2.700                        -         16.709351        13.639226                 -               -                  -
       2.710                        -                 -                -                 -               -                  -
       2.720                11.033792         16.683767                -         14.706700       10.594263                  -
       2.745                        -                 -                -                 -               -                  -
       2.750                        -                 -                -         14.691644               -                  -
       2.760                        -                 -                -         14.685848               -                  -
       2.800                10.965790         16.580167        13.533869         14.665356       10.563020                  -
       2.810                10.956222                 -                -         14.663703               -                  -
       2.820                        -                 -                -         14.655735       10.552235                  -
       2.850                        -                 -                -         14.640666               -                  -
       2.860                10.913391                 -                -                 -       10.535178                  -
       2.870                10.904841         16.488232        13.458659                 -               -                  -
       2.920                10.862489         16.424460        13.406898         14.604938       10.510194                  -
       2.945                        -                 -                -                 -               -                  -


                                            JNL/MCM
                         JNL/MCM           Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                     Consumer Brands    S&P 500 Stock       Financial         Global        Healthcare     International
                    Sector Portfolio    Index Portfolio  Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                    ------------------  ---------------  ---------------- --------------- ---------------- --------------
                    ------------------  ---------------  ---------------- --------------- ---------------- --------------
      M&E CLASS

       2.295                 9.913410         8.064009         12.004259       16.383765        10.820647      14.666833
       2.300                 9.907991         8.061437                 -       16.380972        10.817237      14.664388
       2.310                        -                -         11.989475       16.374182        10.807502      14.658341
       2.320                        -         8.050760         11.985303       16.368976        10.803385      14.652608
       2.345                 9.881899                -                 -       16.354669        10.782790      14.637344
       2.350                        -         8.034319                 -       16.352593                -              -
       2.360                        -                -                 -       16.358230                -      14.628692
       2.370                 9.865882         8.024175         11.946157       16.340827        10.768204      14.623738
       2.395                        -         8.010773                 -       16.326790                -      14.608389
       2.400                        -         8.008018                 -       16.323721                -      14.606058
       2.410                        -                -                 -               -        10.737046              -
       2.420                 9.831038         7.997138         11.903969       16.312723        10.730165      14.594554
       2.445                        -         7.984310                 -       16.298167                -      14.628611
       2.450                 9.814826         7.981812                 -       16.296489        10.712372      14.577479
       2.460                        -                -                 -       16.289952        10.702221      14.570863
       2.470                        -         7.971131         11.868866       16.284853        10.698597      14.565656
       2.495                        -         7.957995                 -       16.270912                -              -
       2.500                        -                -                 -       16.268437        10.671820      14.545885
       2.510                        -                -                 -               -                -              -
       2.520                        -         7.944363                 -       16.256278                -              -
       2.545                        -                -                 -       16.243208                -      14.522865
       2.550                        -         7.928541                 -               -                -              -
       2.560                 9.742058                -         11.796117       16.232100        10.632890      14.513450
       2.570                        -                -         11.792318       16.229180        10.629228      14.508550
       2.595                        -                -                 -       16.215258        10.612242      14.494450
       2.600                        -                -                 -       16.211638                -      14.490405
       2.610                        -                -         11.757912       16.205986        10.598356      14.484595
       2.620                        -                -         11.750308               -        10.591472      14.478836
       2.645                        -                -                 -       16.186919                -      14.464756
       2.650                        -         7.872243                 -       16.183473                -      14.461617
       2.660                        -                -                 -               -                -      14.455965
       2.670                        -                -         11.712122       16.173042        10.557109      14.450388
       2.695                        -                -                 -       16.158464        10.540602      14.436040
       2.700                        -                -         11.689353               -        10.536589              -
       2.710                        -                -                 -               -                -              -
       2.720                        -                -                 -       16.144547        10.522539      14.422297
       2.745                        -                -                 -               -                -              -
       2.750                        -                -                 -       16.128813                -              -
       2.760                        -                -         11.643677       16.122569        10.495403      14.399018
       2.800                        -         7.798783                 -       16.100115                -      14.375955
       2.810                        -                -         11.605978       16.098402        10.461436      14.370390
       2.820                        -                -                 -       16.089214                -      14.364558
       2.850                        -                -                 -       16.073386        10.438140      14.349224
       2.860                 9.553769                -         11.568285               -        10.427425      14.342208
       2.870                        -                -         11.560745               -        10.420698              -
       2.920                        -                -                 -       16.033649                -              -
       2.945                        -                -                 -               -                -              -


                        JNL/JPMorgan         JNL/             JNL/             JNL/MCM         JNL/MCM           JNL/MCM
                       International    Lazard Mid Cap   Lazard Small Cap        25           Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio      Portfolio       Portfolio      Sector Portfolio
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
                       ---------------  ---------------- ----------------  ---------------- ---------------  -----------------
      M&E CLASS

       2.950                        -                 -        13.374419                 -               -                  -
       2.960                        -                 -                -                 -               -                  -
       2.970                        -                 -                -                 -               -                  -
       2.995                10.798516                 -                -                 -               -                  -
       3.050                        -                 -                -         14.540299               -                  -
       3.060                        -         16.244470                -                 -               -                  -
       3.095                        -                 -                -                 -               -                  -
       3.100                        -                 -                -         14.516034               -                  -
       3.110                        -                 -                -                 -               -                  -
       3.120                        -                 -                -         14.505311               -                  -
       3.145                        -                 -                -                 -               -                  -
       3.150                        -                 -                -         14.490449               -                  -
       3.170                        -                 -                -         14.480588               -                  -
       3.195                        -                 -                -                 -       10.397001                  -
       3.200                        -                 -                -                 -               -                  -
       3.220                        -         16.043023        13.095448                 -               -                  -
       3.245                        -                 -                -                 -               -                  -
       3.250                        -                 -                -                 -               -                  -
       3.270                        -                 -                -                 -               -                  -
       3.300                        -         15.942598        13.013276         14.415659               -                  -
       3.360                        -         15.867006                -                 -               -                  -
       3.370                        -                 -                -                 -               -                  -
       3.400                        -                 -                -         14.366315               -                  -
       3.420                        -                 -                -                 -               -                  -
       3.445                        -                 -                -         14.343919       10.293598                  -
       3.470                        -                 -                -         14.331595               -                  -
       3.520                        -                 -                -         14.307183               -                  -
       3.595                        -         15.578588                -                 -               -                  -
       3.600                        -                 -                -                 -               -                  -
       3.620                10.282936         15.547664                -                 -       10.223683                  -
       3.645                        -                 -                -         14.245514               -                  -
       3.670                10.242631                 -                -         14.233254               -                  -
       3.720                        -                 -                -         14.210426               -                  -
       3.820                        -                 -                -                 -       10.143772                  -
       4.000                        -                 -        12.318952                 -               -                  -



 PERSPECTIVE
  Standard Benefit          19.698263         15.427118        14.464973         15.216822               -          12.340488
 Contract Enhanced
 Benefit                    19.430509         14.701446        13.954435         15.009665               -          10.377399



                                            JNL/MCM
                          JNL/MCM           Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                      Consumer Brands    S&P 500 Stock       Financial         Global        Healthcare     International
                     Sector Portfolio    Index Portfolio  Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                     ------------------  ---------------  ---------------- --------------- ---------------- --------------
                     ------------------  ---------------  ---------------- --------------- ---------------- --------------
      M&E CLASS

       2.950                         -                -                 -               -                -              -
       2.960                         -                -                 -               -                -              -
       2.970                         -         7.710878                 -               -                -              -
       2.995                         -                -                 -               -                -              -
       3.050                         -                -                 -       15.962808                -              -
       3.060                         -                -                 -               -                -              -
       3.095                         -                -                 -               -                -              -
       3.100                  9.409824                -         11.394730       15.935512        10.271013              -
       3.110                         -                -                 -               -                -              -
       3.120                         -                -                 -       15.924420                -              -
       3.145                         -                -                 -               -                -              -
       3.150                         -                -                 -       15.908189                -              -
       3.170                         -         7.609764                 -       15.897056        10.223126      14.168307
       3.195                         -                -                 -               -                -      14.153496
       3.200                         -                -                 -               -                -      14.151006
       3.220                         -         7.584633                 -       15.869438                -              -
       3.245                         -                -                 -       15.856084                -              -
       3.250                         -                -                 -               -                -      14.122925
       3.270                         -                -                 -               -                -              -
       3.300                         -                -                 -       15.825966                -              -
       3.360                         -                -                 -       15.792576                -              -
       3.370                         -                -                 -               -        10.091621      14.056304
       3.400                         -                -                 -       15.771786                -              -
       3.420                         -                -                 -               -                -              -
       3.445                         -                -                 -               -                -      14.013376
       3.470                         -                -                 -       15.733681                -              -
       3.520                         -         7.435297                 -       15.707098                -      13.972951
       3.595                  9.112139                -                 -               -                -              -
       3.600                         -                -                 -               -                -      13.928571
       3.620                         -                -                 -               -         9.929040      13.917767
       3.645                         -                -                 -       15.639160                -              -
       3.670                         -                -                 -               -                -              -
       3.720                         -                -                 -       15.600994                -              -
       3.820                         -                -                 -               -                -      13.807835
       4.000                         -                -                 -               -                -              -



 PERSPECTIVE
  Standard Benefit           10.639429        15.277687         11.982257       17.645266        11.064849      18.376990
 Contract Enhanced
 Benefit                             -        15.070244         11.849195       17.405675        10.942999      18.125221



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of accumulation unit values as of December 31, 2005 (continued):


                        JNL/MCM        JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM
                         JNL 5         Nasdaq(R)        Oil & Gas     S&P 400 MidCap       S&P 500      Select Small
                       Portfolio     15 Portfolio    Sector Portfolio Index Portfolio   Index Portfolio Cap Portfolio
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
 M&E CLASS

       1.100                     -               -                 -                -       10.949242               -
       1.200                     -               -                 -        14.317370       10.905746               -
       1.250             11.926526       10.614333         23.757688        14.289472       10.884562       18.832221
       1.350             11.911873       10.601372         23.608950        14.232981       10.841380       18.767207
       1.400             11.904469       10.594935         23.532809        14.204695       10.819546       18.789160
       1.500             11.889693       10.583552         23.392240        14.148930       10.777504       18.670907
       1.550                     -               -         23.305521        14.124878       10.756088       18.638169
       1.600             11.875050       10.568511         23.229365        14.093154       10.734908       18.606798
       1.645                     -               -                 -        14.067991       10.715792       18.578364
       1.650             11.867594       10.561893         23.154621        14.065097       10.713663       18.574895
       1.670             11.864000               -         23.126028        14.054077       10.705210       18.561983
       1.700             11.860294       10.555769         23.079412        14.037325       10.692633       18.542760
       1.745             11.853776       10.549562         23.006956        14.012888       10.677789       18.516313
       1.750             11.853046       10.548986         23.004514        14.009757       10.671346       18.511010
       1.770             11.850056       10.545988         22.979382        13.998161       10.662616       18.497622
       1.795             11.846491               -         22.837059        13.984772       10.652387       18.482353
       1.800             11.854453               -         22.930166        13.981986       10.650441       18.479282
       1.820                     -               -                 -                -       10.641854               -
       1.850             11.838312               -         22.856143        13.954317       10.629221       18.447090
       1.895                     -               -                 -                -               -       18.418832
       1.900             11.831038       10.529314         22.781320        13.926786       10.608231       18.416790
       1.910             11.823817       10.528132         22.767510        13.920511       10.603572       18.407670
       1.920             11.827977       10.526666         22.752160        13.915711       10.599848       18.402986
       1.945             11.824404               -         22.715198        13.902079       10.589402       18.387049
       1.950             11.823660       10.522777         22.707670        13.899054       10.587116       18.383648
       1.960             11.822221       10.521556         22.693211        13.893798       10.583118       18.377705
       1.970             11.820701               -         22.678848        13.728714       10.577737       18.371409
       1.995             11.817021               -         22.635952                -       10.567752       18.355733
       2.000             11.816420       10.516242         22.633941        13.871773       10.565919       18.352434
       2.020             11.813542       10.513704         22.605343        13.860813       10.557988       18.339919
       2.045             11.809753       10.510104         22.568631        13.846366       10.547208       18.323457
       2.050             11.809095       10.509850         22.555183        13.844117       10.545115       18.320866
       2.070             11.806177       10.482170         22.531480        13.833047       10.536873       18.318276
       2.095             11.802395               -                 -        13.836313       10.526702       18.292697
       2.100             11.801725       10.503220         22.481407        13.816230       10.523987       18.288968
       2.120             11.798712               -         22.461686        13.806049       10.516255       18.276188
       2.145             11.795129       10.497297         22.415505        13.792263       10.505832       18.258578
       2.150             11.794382               -                 -        13.789531       10.503828       18.257995
       2.160             11.792953       10.495455         22.394326        13.788079       10.499030       18.250713
       2.170             11.791579       10.494128         22.380131        13.777882       10.494891       18.244486
       2.195             11.787806               -         22.350158        13.764846       10.570036       18.229328
       2.200             11.787199       10.490301         22.336409        13.761686       10.482464       18.225619
       2.210             11.785600               -         22.322052        13.756144       10.478310       18.219441
       2.220             11.784137               -                 -        13.750704       10.474635       18.214000
       2.245             11.780543               -         22.270993        13.737571               -       18.198252
       2.250             11.779783       10.483825         22.263920        13.734768       10.462086       18.194713
       2.270             11.776888               -                 -        13.724370       10.454076       18.182712



                       JNL/MCM          JNL/MCM         JNL/MCM         JNL/MCM         JNL/MCM       JNL/MCM
                      Small Cap       Technology       Dow SM           S&P(R)       Value Line(R)      VIP
                   Index Portfolio  Sector Portfolio10 Portfolio    10 Portfolio    25 Portfolio     Portfolio
                   ---------------- --------------- --------------  --------------  --------------  -------------
                   ---------------- --------------- --------------  --------------  --------------  -------------
 M&E CLASS

       1.100                     -               -              -               -               -              -
       1.200             13.656516               -              -               -               -              -
       1.250             13.630060        5.858937      13.160609       17.883900               -      12.016520
       1.350             13.576055        5.817303      13.116119       17.822294       15.597200      12.001696
       1.400             13.549841        5.798142      13.103929       17.809836       15.587446      11.994244
       1.500             13.495811        5.763846      13.048625       17.731070       15.566318      11.979402
       1.550             13.468569               -      13.026030       17.700110       15.558469              -
       1.600             13.442611        5.724365      13.003914       17.669791       15.548979      11.964633
       1.645             13.418686        5.710975      12.983618       17.642713               -              -
       1.650             13.415970        5.706215      12.981603       17.639609       15.539161      11.956977
       1.670             13.405440        5.698361      12.972662       17.627416       15.535423      11.954361
       1.700             13.389522        5.691279      12.959298       17.609581       15.529709      11.967918
       1.745             13.363436        5.672396      12.939087       17.581402       15.521514      11.942907
       1.750             13.363308        5.667853      12.936968       17.578879       15.520124      11.942570
       1.770             13.351764        5.660662      12.927768       17.566443       15.516772      11.939438
       1.795             13.339306               -      12.916974       17.551678       15.511406              -
       1.800             13.336650        5.649758      12.925569       17.548660       15.510565              -
       1.820                     -               -              -               -               -              -
       1.850             13.310326        5.632265      12.892472       17.518570       15.500843              -
       1.895             13.286433               -      12.872562       17.491411               -              -
       1.900             13.283973        5.613988      12.870284       17.488943       15.491065      11.920202
       1.910             13.277558        5.610202      12.865017       17.481673       15.489587      11.919281
       1.920             13.273522        5.606808      12.861505       17.476347       15.487417              -
       1.945             13.260337               -      12.850558       17.461102       15.482682              -
       1.950             13.257573        5.595784      12.848039       17.458164       15.481676      11.912844
       1.960             13.252502        5.591381      12.843776       17.452057       15.479808      11.911262
       1.970             13.247432        5.588459      12.821040       17.446318       15.477917      11.909926
       1.995                     -               -      12.828192       17.431026               -      11.906147
       2.000             13.231503        5.576312      12.826172       17.428139       15.472117      11.905264
       2.020             13.220989        5.570355      12.817358       17.416177       15.468240      11.902563
       2.045             13.207602        5.560831      12.805354       17.400782       15.463513      11.899094
       2.050             13.205342        5.558135      12.804086       17.398372       15.462601      11.898080
       2.070             13.194637        5.552336      12.794421       17.510795       15.458657      11.895269
       2.095             13.183096               -      12.784416       17.371531       15.453847              -
       2.100             13.178494               -      12.781947       17.368182       15.452864      11.890676
       2.120             13.168622        5.532961      12.773042       17.356063       15.449063              -
       2.145             13.155764               -      12.758597       17.335312       15.444252      11.884130
       2.150             13.152605               -      12.760107       17.338612       15.443292              -
       2.160             13.147306        5.518585      12.754947       17.331544       15.441431      11.881953
       2.170             13.141934        5.515039      12.750597       17.325890       15.439541      11.880532
       2.195             13.129519        5.507680      12.739075       17.312833       15.434754      11.876759
       2.200             13.126548        5.504066      12.737571       17.307838       15.433827      11.876118
       2.210             13.121197        5.500649      12.732959       17.302047       15.431829      11.874636
       2.220             13.115501               -      12.729424       17.296812               -              -
       2.245                     -               -      12.718421       17.281899       15.425223              -
       2.250             13.100948        5.487871      12.715967       17.278555       15.424178      11.868654
       2.270             13.090968               -      12.707552       17.267099       15.420559      11.865743



                        JNL/MCM         JNL/MCM          JNL/MCM           JNL/MCM          JNL/MCM         JNL/MCM
                         JNL 5         Nasdaq(R)        Oil & Gas     S&P 400 MidCap       S&P 500      Select Small
                       Portfolio     15 Portfolio    Sector Portfolio Index Portfolio   Index Portfolio Cap Portfolio
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
     M&E CLASS

       2.295             11.773198       10.477938         22.187377        13.710479       10.443441       18.166528
       2.300             11.772460       10.477292         22.191444        13.729138       10.442000       18.161873
       2.310             11.771139               -         22.177913        13.702530       10.437480       18.156361
       2.320             11.769596       10.474701         22.168818        13.697081       10.433259       18.150816
       2.345             11.765933       10.471787         22.132600        13.683819       10.422662       18.135124
       2.350                     -               -                 -        13.680255               -       18.132689
       2.360             11.763722               -                 -        13.674719       10.416184       18.130893
       2.370             11.761665       10.468190         22.097144        13.670121       10.412779       18.119555
       2.395             11.758623               -                 -        13.655825       10.402551       18.104096
       2.400             11.757914               -                 -        13.653529       10.400135       18.100816
       2.410             11.756473               -                 -                -               -               -
       2.420             11.755166       10.461805         22.019834        13.645546       10.391130       18.088427
       2.445             11.751482               -                 -        13.628760       10.381224               -
       2.450             11.750611       10.457481         21.976093        13.625568       10.379924       18.070392
       2.460             11.749130               -         21.963040        13.620822       10.375114       18.062669
       2.470             11.747844               -         21.947707        13.615895       10.371490       18.056829
       2.495                     -               -                 -                -               -               -
       2.500             11.743347       10.451369         21.905227        13.599121       10.357749       18.038727
       2.510                     -               -                 -                -               -               -
       2.520             11.740441               -                 -                -       10.350414               -
       2.545             11.736790               -                 -        13.575785       10.340875       18.011422
       2.550             11.736147               -                 -                -       10.338160               -
       2.560             11.734705       10.443615         21.819772        13.567004       10.334158       17.999299
       2.570                     -               -         21.811628        13.562478       10.330729       17.996089
       2.595             11.729584       10.548823         21.776770        13.549108       10.320510       17.979259
       2.600             11.728815               -                 -                -               -               -
       2.610             11.727371               -         21.748649        13.539969       10.313642       17.969773
       2.620             11.725901       10.436070         21.734633        13.534664       10.309549       17.963681
       2.645             11.722299               -         21.706031        13.521840       10.299511       17.948945
       2.650                     -               -                 -        13.519458       10.299093       17.946521
       2.660             11.720107               -                 -        13.513227       10.293199               -
       2.670             11.718637               -         21.664009                -               -       17.933271
       2.695             11.715163               -         21.629693        13.494679       10.278702       17.917393
       2.700             11.714331               -         21.621634                -       10.276895               -
       2.710             11.712831               -                 -                -               -               -
       2.720             11.711211               -         21.594171        13.481748       10.269381       17.902063
       2.745                     -               -                 -                -               -               -
       2.750                     -               -                 -                -               -       17.884175
       2.760             11.705579               -         21.538351        13.459933       10.252627       17.877652
       2.800             11.699842       10.412593         21.481892        13.439533       10.237163       17.853526
       2.810             11.698335               -         21.467915        13.433292       10.232287       17.842253
       2.820                     -       10.409995         21.453982        13.428426       10.228745       17.840144
       2.850             11.692524               -                 -        13.412655       10.216733       17.823171
       2.860             11.691105               -         21.398052                -               -               -
       2.870             11.689691               -         21.384288                -               -               -
       2.920             11.682512               -         21.314720                -               -       17.779129
       2.945                     -               -                 -                -               -               -


                      JNL/MCM          JNL/MCM         JNL/MCM         JNL/MCM         JNL/MCM       JNL/MCM
                     Small Cap       Technology       Dow SM           S&P(R)       Value Line(R)      VIP
                  Index Portfolio  Sector Portfolio10 Portfolio    10 Portfolio    25 Portfolio     Portfolio
                  ---------------- --------------- --------------  --------------  --------------  -------------
                  ---------------- --------------- --------------  --------------  --------------  -------------
     M&E CLASS

       2.295            13.078146               -      12.696247       17.251819       15.415191              -
       2.300            13.092101        5.468584      12.692952       17.246289       15.417420      11.861337
       2.310            13.070884        5.464914      12.689964       17.242345       15.412762      11.859852
       2.320            13.064936        5.463138      12.685266       17.236803       15.410826      11.858388
       2.345            13.051286        5.452745      12.673705       17.221567       15.406239      11.854681
       2.350                    -               -      12.672625       17.219620               -              -
       2.360            13.043524               -      12.668981       17.211039       15.403193              -
       2.370            13.039175        5.436687      12.663457       17.207280       15.401494      11.851229
       2.395            13.025460               -      12.652558       17.192392               -              -
       2.400            13.023420        5.434770      12.650459       17.189312               -              -
       2.410                    -               -              -               -               -              -
       2.420            13.011957        5.426134      12.641665       17.177617       15.391802      11.843755
       2.445            13.077818               -      12.630317               -       15.387032              -
       2.450            12.998122        5.416476      12.629085       17.160317       15.385948              -
       2.460            12.992091               -      12.623926       17.153554       15.383996      11.837838
       2.470            12.987495        5.410203      12.620029       17.148147       15.382308              -
       2.495                    -               -      12.609275       17.133602               -              -
       2.500            12.971873        5.397942      12.607137       17.130803       15.376514              -
       2.510                    -               -              -               -               -              -
       2.520                    -               -              -               -       15.372692              -
       2.545            12.949154               -      12.587771       17.104492               -              -
       2.550                    -               -              -               -               -              -
       2.560            12.940741        5.375310      12.579324       17.093951       15.365229      11.823531
       2.570            12.936424        5.375009      12.576881       17.089727               -              -
       2.595            12.923518               -      12.566073       17.074909       15.358497      11.818086
       2.600                    -               -              -               -               -              -
       2.610            12.915078        5.359473      12.558973       17.065044       15.355556              -
       2.620            12.909979        5.356016              -               -       15.353927              -
       2.645            12.897784               -      12.544182       17.045174       15.348853      11.810770
       2.650            12.895780               -      12.541603               -       15.347920              -
       2.660            12.889411               -              -               -               -              -
       2.670                    -        5.338609      12.533225       17.030258       15.344156              -
       2.695            12.871720               -      12.525106       17.014126       15.339524      11.803462
       2.700                    -               -              -               -       15.338494              -
       2.710                    -               -              -               -               -              -
       2.720            12.859624               -      12.512216       17.001563       15.334603      11.799201
       2.745                    -               -              -               -               -              -
       2.750                    -               -      12.499252       16.983747               -              -
       2.760            12.838714               -      12.494096       16.976998               -      11.794114
       2.800            12.819499               -      12.476940       16.953710               -              -
       2.810            12.813106               -      12.476506       16.952248       15.317573      11.786893
       2.820            12.809080               -      12.468649       16.942534       15.315636      11.785191
       2.850            12.797855               -      12.456141       16.925503               -              -
       2.860                    -               -              -       16.918770               -              -
       2.870                    -        5.269629              -               -               -              -
       2.920                    -               -      12.425341       16.883801       15.296657              -
       2.945                    -               -              -               -               -              -


                        JNL/MCM        JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM
                         JNL 5         Nasdaq(R)        Oil & Gas     S&P 400 MidCap       S&P 500      Select Small
                       Portfolio     15 Portfolio    Sector Portfolio Index Portfolio   Index Portfolio Cap Portfolio
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
                     -------------- ---------------  ---------------- ----------------  --------------  --------------
     M&E CLASS

       2.950             11.678118               -                 -                -               -               -
       2.960             11.676639               -                 -                -               -               -
       2.970                     -               -                 -                -       10.167683               -
       2.995                     -               -                 -                -               -               -
       3.050                     -               -                 -                -               -       17.700472
       3.060                     -               -                 -                -               -               -
       3.095                     -               -                 -                -               -               -
       3.100                     -               -         21.077387                -               -       17.670721
       3.110             11.654963               -                 -                -               -               -
       3.120                     -               -                 -                -               -               -
       3.145                     -               -                 -                -               -               -
       3.150                     -               -                 -                -               -       17.639904
       3.170                     -               -         20.979162                -       10.088105       17.627676
       3.195                     -               -                 -        13.231058       10.077860               -
       3.200                     -               -                 -        13.228163       10.076154               -
       3.220                     -               -                 -                -       10.067528               -
       3.245                     -               -                 -                -               -       17.582150
       3.250                     -               -                 -        13.201864       10.056097               -
       3.270                     -               -                 -                -               -               -
       3.300                     -               -                 -                -               -       17.548719
       3.360                     -               -                 -                -               -       17.511683
       3.370                     -               -         20.708837        13.139345       10.008513               -
       3.400                     -               -                 -                -               -       17.488611
       3.420                     -               -                 -                -               -               -
       3.445                     -               -                 -        13.100018        9.979034       17.461390
       3.470                     -               -                 -                -               -       17.446389
       3.520                     -               -                 -        13.061825        9.949392       17.416556
       3.595                     -               -                 -                -        9.919829               -
       3.600                     -               -                 -        13.020250        9.917729               -
       3.620                     -               -                 -        13.010125        9.910020               -
       3.645                     -               -                 -        12.997122               -       17.341241
       3.670                     -               -         20.300374        12.984273               -               -
       3.720                     -               -                 -                -               -       17.299122
       3.820                     -               -                 -        12.907166        9.831751               -
       4.000                     -               -                 -                -               -               -



 PERSPECTIVE
  Standard Benefit       12.176509        9.687610         18.689861        17.450777               -       18.183486
 Contract Enhanced
 Benefit                 11.314907       11.160495         16.684620        17.213720               -       17.936829


                         JNL/MCM         JNL/MCM         JNL/MCM         JNL/MCM         JNL/MCM        JNL/MCM
                        Small Cap       Technology       Dow SM           S&P(R)       Value Line(R)      VIP
                     Index Portfolio  Sector Portfolio10 Portfolio    10 Portfolio    25 Portfolio     Portfolio
                     ---------------- --------------- --------------  --------------  --------------  -------------
                     ---------------- --------------- --------------  --------------  --------------  -------------
     M&E CLASS

       2.950                       -               -              -               -               -      11.766226
       2.960                       -               -              -               -               -              -
       2.970                       -               -              -               -               -              -
       2.995                       -               -              -               -               -              -
       3.050                       -               -      12.370485       16.809156               -              -
       3.060                       -               -              -               -       15.270289      11.750182
       3.095                       -               -              -               -               -              -
       3.100                       -        5.194080      12.349117               -               -              -
       3.110                       -               -              -               -               -              -
       3.120                       -               -              -       16.768743               -              -
       3.145                       -               -              -               -               -              -
       3.150                       -               -      12.328151       16.751554               -              -
       3.170                       -               -      12.319685       16.740077               -              -
       3.195                       -               -              -               -               -              -
       3.200               12.617671               -              -               -               -              -
       3.220                       -               -      12.298032               -               -              -
       3.245                       -               -              -               -               -              -
       3.250               12.592499               -              -               -               -              -
       3.270                       -               -              -               -               -              -
       3.300                       -               -      12.264486       16.665032               -              -
       3.360                       -               -              -               -       15.213596              -
       3.370               12.532851               -              -       16.624972               -              -
       3.400                       -               -      12.222563       16.607977               -              -
       3.420                       -               -              -               -               -              -
       3.445               12.495901               -              -               -               -              -
       3.470                       -               -      12.192955       16.567863               -              -
       3.520               12.458679               -      12.172319       16.539630               -              -
       3.595                       -               -              -               -               -              -
       3.600               12.419277               -              -               -               -              -
       3.620               12.409697               -              -               -               -              -
       3.645               12.397221               -      12.119646       16.468344               -              -
       3.670               12.384897               -              -       16.454176               -              -
       3.720                       -               -      12.089088       16.427399               -              -
       3.820               12.311569               -              -               -               -              -
       4.000                       -               -              -       16.268795               -              -



 PERSPECTIVE
  Standard Benefit         18.026202       10.150971      13.478231       16.764750       16.208838      10.841686
 Contract Enhanced
 Benefit                   17.781738        9.992544      13.293596       16.536328       15.033758      10.912323



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of accumulation unit values as of December 31, 2005 (continued):


                      JNL/Oppenheimer   JNL/Oppenheimer     JNL/PIMCO       JNL/Putnam       JNL/Putnam      JNL/Putnam
                       Global Growth         Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio         Portfolio      Bond Portfolio     Portfolio       Portfolio       Portfolio
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
 M&E CLASS

       1.100                12.895425                 -        14.427059               -                -               -
       1.200                        -                 -                -               -                -               -
       1.250                12.805605          8.894840        14.258675       22.004337         8.449837       20.858256
       1.350                12.746702          8.853457        14.147209       21.770061         8.403370       20.619874
       1.400                12.716174          8.851282        14.092083       21.655311         8.378735       20.511556
       1.500                12.657105          8.791673        13.982155       21.426826         8.330885       20.294660
       1.550                12.626159                 -        13.927382               -                -               -
       1.600                12.598203          8.750592        13.873052       21.209225         8.299360       20.080796
       1.645                12.571345          8.729534        13.824406               -                -               -
       1.650                12.570068          8.730082        13.818821               -         8.260176       19.973152
       1.670                12.557169          8.721381        13.797237               -                -       19.930811
       1.700                12.539570          8.709831        13.764622       20.975507         8.236819       19.867290
       1.745                12.515226          8.718966        13.715580               -                -               -
       1.750                12.510303          8.689878        13.710921       20.864274         8.213968       19.761942
       1.770                12.205452          8.681523        13.689251       20.819339         8.204355       19.727585
       1.795                12.484091          8.671487        13.662884       20.764674         8.192912       19.667631
       1.800                12.493584          8.669068        13.657481               -         8.190368       19.656259
       1.820                12.469550          8.661251        13.636105               -                -       19.615313
       1.850                12.452154          8.649317        13.604041               -         8.167928       19.552907
       1.895                        -                 -        13.574620               -                -               -
       1.900                12.423777          8.628895        13.550740               -         8.143995               -
       1.910                12.416709          8.624878        13.539692               -                -               -
       1.920                12.411438          8.620824        13.529695       20.490467         8.135058       19.407983
       1.945                12.396551          8.610922        13.503117               -                -       19.356144
       1.950                12.394138          8.608742        13.497901       20.424673         8.121042       19.345192
       1.960                12.388478          8.605995        13.488043       20.403247         8.115475       19.325521
       1.970                12.381493                 -        13.476785               -         8.112187       19.304978
       1.995                12.367601          8.590729        13.450482               -                -               -
       2.000                12.365022          8.588988        13.445157       20.315751         8.098478       19.243565
       2.020                12.353754          8.580818        13.423958               -         8.088675       19.202730
       2.045                12.336034                 -        13.397465               -         8.077225       19.150927
       2.050                12.336457          8.568886        13.392579               -         8.074928               -
       2.070                12.324341          8.560409        13.371304               -         8.068648               -
       2.095                12.310520          8.551119        13.345495       20.112632                -       19.050467
       2.100                        -                 -        13.339505               -                -       19.038982
       2.120                12.295897                 -        13.320561               -                -       18.998245
       2.145                12.281649          8.531234        13.293301       20.004488         8.031807       18.948139
       2.150                12.278909                 -        13.288121               -                -       18.939062
       2.160                12.272618          8.524600        13.275110               -         8.024563       18.893494
       2.170                12.266849                 -        13.266607       19.951918                -               -
       2.195                12.253710          8.509267        13.241334               -         8.005830               -
       2.200                12.249670                 -        13.235444               -                -               -
       2.210                        -                 -        13.225158               -                -               -
       2.220                12.238776          8.500714        13.215346               -                -               -
       2.245                12.224465                 -        13.189573               -                -               -
       2.250                12.221254                 -        13.183869               -         7.983900       18.737531
       2.270                12.210462          8.481560        13.163829       19.741563                -       18.698140


                        JNL/S&P          JNL/S&P                          JNL/S&P         JNL/S&P        JNL/Salomon
                       Managed          Managed          JNL/S&P         Managed          Managed       Brothers High
                      Aggressive      Conservative       Managed         Moderate        Moderate        Yield Bond
                   Growth Portfolio    Portfolio      Growth Portfolio  Portfolio     Growth Portfolio    Portfolio
                   ----------------- ---------------  --------------- --------------- ----------------  --------------
                   ----------------- ---------------  --------------- --------------- ----------------  --------------
 M&E CLASS

       1.100                      -               -                -               -                -       13.431707
       1.200                      -               -                -               -                -               -
       1.250              13.721991               -        13.838200       10.895956        13.382377       13.274793
       1.350              13.615678       10.558004        13.731528       10.882483        13.279122       13.171184
       1.400              13.563359               -        13.678711               -        13.228187       13.119694
       1.500              13.458887       10.538439        13.573307               -        13.126268       13.017304
       1.550              13.406494       10.531868        13.521111               -        13.075765       12.966362
       1.600              13.355204       10.525302        13.468742       10.848871        13.025224       12.915688
       1.645              13.308355               -        13.421984               -        12.979986       12.870562
       1.650              13.303271       10.518806        13.416792       10.842072        12.974983       12.865220
       1.670              13.283148               -        13.396047       10.851338        12.954938       12.845053
       1.700              13.252384       10.512363        13.363593       10.835421        12.924984       12.814906
       1.745              13.206201       10.506443        13.318207               -        12.888038       12.769809
       1.750              13.201228       10.505829        13.313454       10.828767        12.875085       12.764796
       1.770              13.180542       10.503210        13.292846       10.826167        12.774617       12.744801
       1.795              13.155379       10.500040        13.267195               -        12.830354       12.719866
       1.800              13.150471       10.499505        13.262089       10.820522        12.825430       12.714892
       1.820              13.130067               -        13.241384               -        12.805720       12.694978
       1.850              13.099580       10.492760        13.210907       10.815266        12.775959       12.665162
       1.895                      -               -        13.165032               -        12.731728       12.595832
       1.900              13.048459       10.486268        13.159770       10.808587        12.726350       12.607117
       1.910              13.036848       10.484773        13.149295       10.807236        12.716381       12.598865
       1.920              13.028844               -        13.139607       10.805917        12.707001       12.595885
       1.945              13.004341       10.480530        13.113969               -        12.682434       12.571231
       1.950              12.998505       10.479783        13.108955       10.801890        12.675928       12.566308
       1.960              12.988605       10.478511        13.099029       10.800842        12.667809       12.556486
       1.970              12.978930       10.477277        13.088930               -        12.657993       12.546626
       1.995              12.952911               -        13.063609       10.795871        12.633554       12.522619
       2.000              12.948490       10.473409        13.058571       10.795239        12.628675       12.517185
       2.020              12.930060       10.470769        13.040416       10.792583        12.609390       12.497581
       2.045              12.903418       10.467629        13.012916       10.789242        12.584996       12.473119
       2.050              12.898560       10.466797        13.008287       10.788518        12.580004       12.468244
       2.070              12.878079       10.464356        12.987906       10.940745        12.560238       12.441950
       2.095              12.853712               -        12.963031       10.782506        12.536278       12.424363
       2.100                      -       10.460321                -       10.781848        12.531478               -
       2.120              12.828477               -        12.937673       10.779170        12.511802       12.400041
       2.145              12.804154       10.454502        12.912987       10.775847        12.487961       12.375773
       2.150              12.799104       10.453849        12.907919               -        12.483053       12.370933
       2.160              12.791279       10.452557                -       10.773830        12.472956       12.354362
       2.170              12.777417       10.451229        12.887441       10.772504        12.463330       12.344483
       2.195              12.753432       10.448154        12.652017               -        12.439842       12.325175
       2.200              12.747758       10.448902        12.857518       10.768514        12.434326       12.315587
       2.210              12.737789               -        12.847414       10.767148        12.424694       12.305758
       2.220              12.729593       10.444797        12.838151       10.765831        12.416025       12.305468
       2.245                      -       10.441686        12.813522               -        12.391785       12.279272
       2.250              12.700406       10.440930        12.808048       10.761848        12.386708       12.274588
       2.270              12.680961               -        12.788784       10.759166        12.367875       12.255549


                      JNL/Oppenheimer   JNL/Oppenheimer     JNL/PIMCO       JNL/Putnam       JNL/Putnam      JNL/Putnam
                       Global Growth         Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio         Portfolio      Bond Portfolio     Portfolio       Portfolio       Portfolio
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
     M&E CLASS

       2.295                12.191388          8.471187        13.137199       19.687970         7.963540       18.649225
       2.300                12.193307          8.463783        13.132701       19.679103         7.961830       18.639459
       2.310                12.186954          8.465080        13.121769               -         7.956781       18.618360
       2.320                12.181856          8.461322        13.112309       19.635942         7.952520       18.599070
       2.345                12.167007                 -        13.086207               -                -               -
       2.350                12.164221                 -                -               -                -               -
       2.360                        -                 -                -               -                -               -
       2.370                12.153263                 -        13.061067       19.532564                -       18.500490
       2.395                12.139229                 -                -               -         7.919163               -
       2.400                12.136278          8.429586                -               -                -               -
       2.410                        -                 -        13.019354               -                -               -
       2.420                12.124593                 -        13.009289               -         7.907283               -
       2.445                        -                 -        12.984355               -                -               -
       2.450                12.108255          8.410407        12.979470               -                -               -
       2.460                        -                 -        12.969391               -                -               -
       2.470                        -          8.402400        12.959125               -                -               -
       2.495                        -                 -        12.933905               -                -               -
       2.500                12.079808                 -        12.928548               -         7.871880       18.249861
       2.510                        -                 -                -               -                -               -
       2.520                        -                 -                -               -                -               -
       2.545                        -                 -                -               -                -               -
       2.550                        -                 -        12.877312               -                -               -
       2.560                12.045628          8.366864        12.867379               -                -               -
       2.570                12.040559                 -        12.857933               -                -               -
       2.595                12.025876                 -        12.831977               -                -               -
       2.600                        -                 -                -               -                -               -
       2.610                        -                 -        12.816916               -                -               -
       2.620                        -                 -        12.806894               -                -               -
       2.645                11.998141                 -                -               -                -               -
       2.650                11.978542                 -        12.781151               -         7.819059               -
       2.660                11.989393                 -                -               -                -               -
       2.670                11.982453                 -        12.757203       18.918417                -               -
       2.695                        -                 -        12.729709               -                -               -
       2.700                11.967087                 -        12.726840               -                -               -
       2.710                        -                 -                -               -                -               -
       2.720                        -          8.304632        12.708933               -                -       17.824767
       2.745                        -                 -                -               -                -               -
       2.750                        -                 -                -               -                -               -
       2.760                11.933511                 -                -               -                -               -
       2.800                11.912171          8.287993        12.628477               -         7.739433       17.674277
       2.810                11.905700                 -        12.617587               -                -               -
       2.820                        -                 -                -               -                -               -
       2.850                        -                 -                -               -                -               -
       2.860                        -                 -        12.568217               -                -               -
       2.870                        -                 -        12.558411               -                -               -
       2.920                        -          8.227882        12.509941               -                -               -
       2.945                        -          8.217958                -               -                -               -


                           JNL/S&P          JNL/S&P                          JNL/S&P         JNL/S&P        JNL/Salomon
                          Managed          Managed          JNL/S&P         Managed          Managed       Brothers High
                         Aggressive      Conservative       Managed         Moderate        Moderate        Yield Bond
                      Growth Portfolio    Portfolio      Growth Portfolio  Portfolio     Growth Portfolio    Portfolio
                      ----------------- ---------------  --------------- --------------- ----------------  --------------
                      ----------------- ---------------  --------------- --------------- ----------------  --------------
     M&E CLASS

       2.295                 12.656691       10.435386        12.763732       10.755826        12.343694       12.231155
       2.300                 12.651562       10.434731        12.759155       10.755247        12.339233       12.226385
       2.310                 12.641832       10.433191        12.749314       10.753826        12.330029       12.210108
       2.320                 12.631462       10.434555        12.739142       10.777572        12.319959       12.207239
       2.345                 12.390464       10.428761        12.714665       10.749176        12.296125       12.183345
       2.350                         -               -                -       10.748487        12.290965       12.178552
       2.360                 12.591016               -        12.699276       10.746329        12.280754               -
       2.370                 12.582703               -        12.689455       10.745845        12.272739       12.159506
       2.395                 12.558411               -        12.665757       10.742487        12.249052               -
       2.400                         -               -        12.659860               -        12.243533       12.130963
       2.410                         -               -                -       10.740530                -               -
       2.420                 12.532786       10.418914        12.640597       10.739237        12.224744       12.103887
       2.445                 12.510435               -        12.616888       10.735884        12.201588               -
       2.450                 12.505087       10.415088        12.612045       10.735214        12.196843       12.083542
       2.460                         -       10.413520        12.600937       10.733882        12.186861       12.069696
       2.470                 12.486100               -        12.591171       10.732555        12.178156       12.064612
       2.495                         -               -        12.568054               -                -               -
       2.500                 12.456009               -        12.562509       10.728555        12.149838       12.029575
       2.510                         -               -                -       10.727226        12.139837               -
       2.520                         -               -                -               -        12.130382               -
       2.545                         -               -        12.518385               -        12.107154               -
       2.550                 12.407214       10.402195                -               -        12.102352               -
       2.560                 12.397794       10.400918        12.504376       10.720584        12.092976       11.973195
       2.570                 12.390089               -        12.495534               -        12.084398       11.969229
       2.595                         -               -        12.471119       10.715922        12.060909       11.940157
       2.600                         -               -        12.465714       10.715284                -               -
       2.610                         -               -        12.456068       10.713969        12.046342               -
       2.620                         -               -                -       10.712610        12.036649               -
       2.645                 12.317955               -        12.422843       10.709297        12.013813       11.893779
       2.650                 12.313820       10.389333        12.418361       10.708775        12.014911       11.895626
       2.660                 12.302092       10.388015        12.407984       10.707314        11.999948               -
       2.670                 12.294124               -        12.398563               -        11.990729       11.868000
       2.695                 12.268895       10.383673        12.374441       10.702677        11.967420       11.847131
       2.700                         -               -                -               -        11.962799       11.842418
       2.710                         -               -                -               -                -               -
       2.720                         -               -        12.350723       10.699382        11.944545               -
       2.745                 12.236579               -        12.327345               -                -               -
       2.750                         -               -                -               -                -               -
       2.760                 12.207314       10.375188        12.312382               -                -               -
       2.800                 12.171739       10.370043        12.275961               -        11.871443       11.756650
       2.810                         -       10.368755        12.264719       10.687468        11.861481       11.740803
       2.820                 12.152182               -        12.255571               -        11.852687               -
       2.850                 12.123325               -        12.227581               -        11.825526               -
       2.860                         -       10.362289        12.217774       10.680840        11.815716               -
       2.870                         -       10.360976                -       10.679509                -               -
       2.920                         -       10.354700        12.161564       10.673068        11.761673       11.640087
       2.945                 12.035460               -                -               -                -               -


                      JNL/Oppenheimer   JNL/Oppenheimer     JNL/PIMCO       JNL/Putnam       JNL/Putnam      JNL/Putnam
                       Global Growth         Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio         Portfolio      Bond Portfolio     Portfolio       Portfolio       Portfolio
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
                      ----------------  ----------------  ---------------  --------------  --------------- ---------------
     M&E CLASS

       2.950                        -                 -        12.479905               -                -               -
       2.960                        -                 -                -               -                -               -
       2.970                        -                 -                -               -                -               -
       2.995                        -                 -                -               -                -               -
       3.050                        -                 -                -               -                -               -
       3.060                11.767560                 -                -               -                -               -
       3.095                        -                 -                -               -                -               -
       3.100                11.746484                 -        12.334900               -                -               -
       3.110                        -                 -                -               -                -               -
       3.120                11.735267                 -                -               -                -               -
       3.145                        -                 -                -               -                -               -
       3.150                        -                 -                -               -                -               -
       3.170                        -                 -                -               -                -               -
       3.195                        -                 -        12.242965               -                -               -
       3.200                        -                 -                -               -                -               -
       3.220                        -                 -                -               -         7.557339               -
       3.245                        -                 -                -               -                -               -
       3.250                        -                 -                -               -                -               -
       3.270                        -                 -                -               -                -               -
       3.300                11.637000                 -                -               -                -               -
       3.360                        -                 -                -               -                -               -
       3.370                        -                 -        12.076454               -                -               -
       3.400                        -                 -                -               -                -               -
       3.420                        -                 -                -               -                -               -
       3.445                        -                 -        12.005710               -                -               -
       3.470                        -                 -                -               -                -               -
       3.520                        -                 -                -               -                -               -
       3.595                        -                 -                -               -                -               -
       3.600                        -                 -                -               -                -               -
       3.620                        -                 -        11.842324               -                -       16.197723
       3.645                        -                 -                -               -                -               -
       3.670                        -                 -                -               -                -               -
       3.720                        -                 -                -               -                -               -
       3.820                        -                 -                -               -                -               -
       4.000                        -                 -        11.494418               -                -               -



 PERSPECTIVE
  Standard Benefit          12.716778          8.970924        11.267894        9.311318                -       10.312808
 Contract Enhanced
 Benefit                    12.323330          8.718352        11.072359        8.950738                -        9.766662


                         JNL/S&P          JNL/S&P                          JNL/S&P          JNL/S&P        JNL/Salomon
                         Managed          Managed          JNL/S&P         Managed          Managed       Brothers High
                        Aggressive      Conservative       Managed         Moderate        Moderate        Yield Bond
                     Growth Portfolio    Portfolio      Growth Portfolio  Portfolio     Growth Portfolio    Portfolio
                     ----------------- ---------------  --------------- --------------- ----------------  --------------
                     ----------------- ---------------  --------------- --------------- ----------------  --------------
     M&E CLASS

       2.950                        -               -        12.133330               -        11.733920       11.612489
       2.960                        -               -                -               -                -               -
       2.970                        -               -                -               -                -               -
       2.995                        -               -        12.090716               -        11.693032       11.571785
       3.050                11.937125               -        12.039826               -                -               -
       3.060                        -               -        12.029947       10.654469        11.634573               -
       3.095                11.894948               -                -               -                -               -
       3.100                        -               -                -               -                -               -
       3.110                        -               -                -               -                -               -
       3.120                        -               -        11.974821               -        11.581096               -
       3.145                        -               -        11.951836               -                -               -
       3.150                        -               -                -               -                -               -
       3.170                11.826899               -        11.928631               -        11.536386               -
       3.195                        -               -        11.905040               -                -               -
       3.200                        -               -                -               -                -               -
       3.220                        -               -                -               -                -               -
       3.245                        -               -                -               -                -               -
       3.250                        -               -        11.854968               -                -               -
       3.270                        -               -        11.836842               -        11.447700               -
       3.300                        -               -        11.809340               -                -               -
       3.360                11.653726               -                -               -                -               -
       3.370                        -               -        11.745458               -        11.359411               -
       3.400                        -               -                -               -                -               -
       3.420                        -               -                -               -        11.315574               -
       3.445                        -               -                -               -                -               -
       3.470                11.555580               -        11.655027               -                -               -
       3.520                        -               -        11.610225               -        11.228463               -
       3.595                        -               -                -               -                -               -
       3.600                        -               -                -               -                -               -
       3.620                        -               -        11.520772               -        11.142109               -
       3.645                        -               -                -               -                -               -
       3.670                        -               -        11.476118               -                -               -
       3.720                        -               -                -               -                -               -
       3.820                        -               -                -               -                -               -
       4.000                        -               -                -               -                -               -



 PERSPECTIVE
  Standard Benefit          11.429086       10.266822        12.235468       10.688141        11.909563       10.318812
 Contract Enhanced
 Benefit                    10.667935       10.557938        10.840489       10.470547        11.212725       10.264942



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of accumulation unit values as of December 31, 2005 (continued):

                                            JNL/Salomon
                         JNL/Salomon         Brothers
                           Brothers       U.S. Government     JNL/Select       JNL/Select        JNL/Select
                        Strategic Bond       & Quality         Balanced      Global Growth       Large Cap
                          Portfolio       Bond Portfolio       Portfolio       Portfolio      Growth Portfolio
                        ---------------  ------------------ ---------------- ---------------  -----------------
                        ---------------  ------------------ ---------------- ---------------  -----------------
 M&E CLASS

        1.100                19.463165                   -                -               -                  -
        1.200                        -                   -                -               -                  -
        1.250                19.155283           15.981831        24.296615               -          27.387918
        1.350                18.952896           15.812734        24.039238       23.449660          27.097925
        1.400                18.845656           15.728613        23.912206               -          26.949478
        1.500                18.653245           15.562786        23.659552               -                  -
        1.550                18.553845           15.480113        23.533885               -          26.525534
        1.600                18.455754           15.398048        23.408766       22.834446          26.387706
        1.645                18.363183           15.326195        23.296756               -                  -
        1.650                18.357202           15.316270        23.284846       22.713502          26.246561
        1.670                18.318758           15.283755        23.235593               -          26.190969
        1.700                18.261020           15.234622        23.161484               -          26.108013
        1.745                        -           15.161812        23.055822               -                  -
        1.750                18.163603           15.154367        23.038437               -          25.966281
        1.770                18.124444           15.121111        22.989276       22.425313          25.914221
        1.795                18.086317           15.082116        22.928658               -          25.848097
        1.800                18.067000           15.074197        22.916596       22.353746          25.824464
        1.820                18.028603           15.042078        22.867929               -                  -
        1.850                17.971456           14.993842        22.795203               -                  -
        1.895                17.876905           14.808205        22.759643               -                  -
        1.900                17.875609           14.914098        22.672689       22.116988                  -
        1.910                17.856413           14.898122        22.649201       22.093007          25.530703
        1.920                17.838215           14.882924        22.625941               -          25.505105
        1.945                17.790630           14.874979        22.565719               -                  -
        1.950                17.781562           14.834879        22.553961       22.003102          25.422841
        1.960                17.760773           14.818387        22.528387               -          25.396409
        1.970                17.743671           14.804002        22.506129               -          25.369569
        1.995                        -           14.763960        22.445811               -                  -
        2.000                17.686784           14.757018        22.434216       21.882854          25.287659
        2.020                17.649317           14.724730        22.386569       21.836385          25.234007
        2.045                17.601965           14.685953        22.326392       21.778491                  -
        2.050                17.593394           14.678957        22.315127               -                  -
        2.070                17.555498           14.647198        22.269405               -          25.100522
        2.095                17.509329           14.608879        22.207510               -          25.035293
        2.100                17.499013                   -                -               -                  -
        2.120                17.466315           14.569070        22.149226               -          24.966847
        2.145                17.416539           14.531084        22.091049               -                  -
        2.150                17.406632           14.523407        22.079288               -          24.888256
        2.160                17.387654           14.507048        22.030227       21.506454          24.859877
        2.170                17.369010           14.491694        22.031140       21.490802          24.834329
        2.195                17.323446           14.453899        21.973806               -                  -
        2.200                17.313767           14.444673        21.960858               -          24.756448
        2.210                17.295498           14.430231                -               -                  -
        2.220                17.276699           14.414506        21.915346               -          24.703129
        2.245                17.232385           14.376894        21.860922               -                  -
        2.250                17.222006           14.368767        21.844430       21.309511          24.624614
        2.270                17.186445           14.338604        21.799168               -                  -


                                                               JNL/T.Rowe         JNL/T. Rowe
                        JNL/Select          JNL/                Price            Price Mid-Cap      JNL/T. Rowe
                       Money Market     Select Value         Established            Growth          Price Value
                        Portfolio         Portfolio        Growth Portfolio        Portfolio         Portfolio
                     ----------------- ----------------  ---------------------  ----------------  ----------------
                     ----------------- ----------------  ---------------------  ----------------  ----------------
 M&E CLASS

        1.100                       -        17.710890              27.853371         38.885926         14.074598
        1.200                       -                -                      -                 -                 -
        1.250               12.591389        17.625062              27.413028         38.270935         13.955657
        1.350               12.457751        17.567576              27.122625         37.865533         13.876443
        1.400               12.391980        17.533699              26.978911         37.667250         13.837300
        1.500               12.270229        17.482725              26.694095         37.266989         13.759550
        1.550                       -        17.454008              26.552094         37.069332         13.720454
        1.600               12.129964        17.425674              26.411644         36.872676         13.681629
        1.645               12.073024        17.399866              26.285183         36.698675         13.646782
        1.650               12.066733        17.396986              26.271715         36.677155         13.642547
        1.670               12.042404        17.386108              26.215641         36.599546         13.627480
        1.700                       -        17.369960              26.132186         36.512772         13.604345
        1.745                       -                -              26.007069         36.307690         13.569194
        1.750               11.938744        17.340959              25.993356         36.289714         13.565820
        1.770               11.917619        17.329228              25.577429         36.211375         13.196110
        1.795               11.882287        17.327924              25.869523         36.112302         13.531377
        1.800               11.875871        17.312692              25.859826         36.102440         13.527466
        1.820                       -        17.311622              25.796760         36.024498         13.511651
        1.850               11.812621        17.284689              25.718677         35.906095         13.489248
        1.895                       -        17.233683              25.659392                 -         13.481995
        1.900                       -        17.256662              25.583851         35.717608         13.450674
        1.910               11.737247        17.250223              25.553919         35.675768         13.442750
        1.920               11.723849        17.245413              25.527961         35.639341         13.435772
        1.945               11.693575        17.231729              25.460409         35.544445         13.416580
        1.950               11.687960        17.228698              25.446632         35.525698         13.412988
        1.960               11.675796        17.223054              25.412651         35.488413         13.402353
        1.970               11.662778        17.217419              25.392492         35.450994         13.398140
        1.995                       -                -                      -         35.354324         13.378154
        2.000               11.625286        17.199828              25.311664         35.337391         13.375027
        2.020               11.601161        17.189450              25.258024         35.262978         13.359930
        2.045               11.570138        17.174537              25.189952         35.151974         13.338670
        2.050               11.564879        17.172013              25.177410         35.150063         13.337116
        2.070               11.539354        17.161481              25.122695         35.073876         13.321676
        2.095               11.506126        17.147631              25.057219         34.982367         13.303285
        2.100               11.502953                -              25.042648         34.961718         13.298654
        2.120                       -        17.133243                      -         34.888453         13.284158
        2.145                       -                -              24.924434         34.796836         13.265553
        2.150                       -        17.117057              24.911217         34.778166         13.261694
        2.160               11.429311        17.096317              24.892721         34.739235         13.261208
        2.170               11.417036        17.104918              24.856501         34.702362         13.246211
        2.195                       -        17.092316              24.792318         34.612037         13.227972
        2.200               11.380012        17.088102              24.777722         34.592054         13.223486
        2.210               11.368649        17.082860              24.751540                 -         13.216164
        2.220                       -        17.077602              24.726163         34.520082         13.209214
        2.245                       -        17.063475                      -         34.427279         13.190353
        2.250               11.321034        17.061184              24.646840         34.408461         13.186543
        2.270               11.296330        17.049785              24.595302         34.337975         13.171195



                                            JNL/Salomon
                         JNL/Salomon         Brothers
                           Brothers       U.S. Government     JNL/Select       JNL/Select        JNL/Select
                        Strategic Bond       & Quality         Balanced      Global Growth       Large Cap
                          Portfolio       Bond Portfolio       Portfolio       Portfolio      Growth Portfolio
                        ---------------  ------------------ ---------------- ---------------  -----------------
                        ---------------  ------------------ ---------------- ---------------  -----------------
      M&E CLASS

        2.295                17.140711           14.303641        21.741356       21.204849          24.506475
        2.300                17.131780           14.293586        21.729745               -          24.494693
        2.310                17.112824           14.277470        21.704698               -                  -
        2.320                17.095144           14.263023        21.683433               -          24.441432
        2.345                17.050049           14.224734        21.624841               -                  -
        2.350                        -                   -        21.613279               -                  -
        2.360                        -                   -                -               -                  -
        2.370                17.004110           14.187131        21.568222               -          24.312312
        2.395                        -                   -        21.511695               -                  -
        2.400                16.949408                   -        21.498632       20.972125          24.235069
        2.410                16.931413                   -        21.475710               -                  -
        2.420                16.913585           14.110066        21.452965       20.930353          24.182978
        2.445                16.869781           14.074848                -               -                  -
        2.450                16.860751           14.067474        21.386019       20.859781          24.106016
        2.460                        -           14.054634        21.361676               -                  -
        2.470                16.824595           14.037089                -               -          24.054355
        2.495                        -                   -                -               -                  -
        2.500                16.770257           13.993346        21.271445               -                  -
        2.510                        -                   -                -               -                  -
        2.520                        -                   -                -               -          23.926805
        2.545                        -                   -                -               -                  -
        2.550                16.681149                   -                -               -                  -
        2.560                16.663628           13.903070        21.136098               -          23.825312
        2.570                16.645699           13.900159                -               -                  -
        2.595                16.601263                   -        21.057573               -                  -
        2.600                        -                   -                -               -                  -
        2.610                        -                   -                -               -                  -
        2.620                        -                   -                -               -                  -
        2.645                16.513750                   -        20.945622               -          23.610817
        2.650                        -           13.789609                -               -                  -
        2.660                        -                   -        20.912319               -                  -
        2.670                16.468335           13.744483                -               -                  -
        2.695                        -                   -                -               -          23.485497
        2.700                16.417234                   -        20.823253               -          23.473361
        2.710                        -                   -                -               -                  -
        2.720                        -                   -        20.780423               -          23.423205
        2.745                        -                   -                -               -                  -
        2.750                        -                   -                -               -                  -
        2.760                        -                   -        20.691002               -                  -
        2.800                16.244714           13.554070        20.604733               -          23.224771
        2.810                16.226187                   -        20.581295               -                  -
        2.820                        -                   -                -               -                  -
        2.850                16.158314                   -                -               -                  -
        2.860                16.140202                   -                -               -                  -
        2.870                        -                   -                -               -                  -
        2.920                16.038119           13.381071                -               -          22.930307
        2.945                        -                   -                -               -                  -


                                                               JNL/T.Rowe         JNL/T. Rowe
                        JNL/Select          JNL/                Price            Price Mid-Cap      JNL/T. Rowe
                       Money Market     Select Value         Established            Growth          Price Value
                        Portfolio         Portfolio        Growth Portfolio        Portfolio         Portfolio
                     ----------------- ----------------  ---------------------  ----------------  ----------------
                     ----------------- ----------------  ---------------------  ----------------  ----------------
      M&E CLASS

        2.295               11.266263        17.037696              24.529291         34.244673         13.153304
        2.300               11.260850        17.033868              24.516960         34.228107         13.149620
        2.310               11.247559                -                      -         34.189405         13.142002
        2.320               11.250001        17.022469              24.464105         34.154032         13.152751
        2.345               11.206506        17.008478              24.399575         34.337647         13.115771
        2.350                       -                -              24.385424         34.044265                 -
        2.360                       -                -                      -         34.007947                 -
        2.370               11.177176        16.994555              24.335176         33.974003         13.097539
        2.395                       -                -              24.270935         33.882528         13.079056
        2.400               11.141469        16.978019              24.256954         33.865022         13.074887
        2.410                       -                -                      -                 -                 -
        2.420               11.115785        16.966565              24.204904         33.792495         13.060206
        2.445                       -                -                      -         33.702407         13.041175
        2.450               11.082744        16.949256              24.129092         33.686306         13.038183
        2.460                       -        16.939320                      -         33.648369         13.030091
        2.470                       -        16.939450              24.078521         33.614468         13.023594
        2.495                       -                -              24.013745                 -         13.004924
        2.500                       -                -              23.999021         33.510955         13.000996
        2.510                       -                -                      -                 -                 -
        2.520                       -        16.911110                      -         33.434139         12.985838
        2.545                       -        16.898266                      -         33.347428                 -
        2.550                       -                -                      -                 -         12.963696
        2.560               10.953144        16.889274              23.846850         33.292325         12.956584
        2.570                       -        16.886987              23.823292         33.259031         12.949373
        2.595                       -                -              23.757977         33.239993                 -
        2.600                       -                -                      -         33.151311                 -
        2.610               10.895036                -                      -         33.115337                 -
        2.620                       -                -                      -                 -         12.912573
        2.645               10.854774                -              23.633478         32.993561                 -
        2.650               10.848969        16.814035              23.619801         32.962260         12.890464
        2.660               10.837264                -                      -                 -         12.883136
        2.670               10.825935        16.828085              23.569881         32.906320         12.875954
        2.695               10.796987                -              23.503636                 -         12.857618
        2.700               10.788365                -              23.495471         32.801341         12.854399
        2.710                       -                -                      -                 -                 -
        2.720                       -        16.802715              23.445942         32.730608         12.839355
        2.745                       -                -                      -                 -                 -
        2.750                       -                -                      -                 -                 -
        2.760                       -                -                      -                 -                 -
        2.800                       -                -              23.246870         32.454068         12.782361
        2.810               10.665245                -                      -                 -                 -
        2.820                       -                -                      -                 -                 -
        2.850                       -                -                      -                 -                 -
        2.860                       -        16.725334              23.098065         32.246731                 -
        2.870                       -                -                      -                 -                 -
        2.920                       -        16.692739                      -         32.041927         12.695142
        2.945                       -                -              22.890757         31.957115                 -



                                            JNL/Salomon
                         JNL/Salomon         Brothers
                           Brothers       U.S. Government     JNL/Select       JNL/Select        JNL/Select
                        Strategic Bond       & Quality         Balanced      Global Growth       Large Cap
                          Portfolio       Bond Portfolio       Portfolio       Portfolio      Growth Portfolio
                        ---------------  ------------------ ---------------- ---------------  -----------------
                        ---------------  ------------------ ---------------- ---------------  -----------------
      M&E CLASS

        2.950                        -                   -                -               -          22.857142
        2.960                        -                   -                -               -                  -
        2.970                        -                   -                -               -                  -
        2.995                        -                   -                -               -                  -
        3.050                        -                   -                -               -                  -
        3.060                        -                   -                -               -                  -
        3.095                        -                   -                -               -                  -
        3.100                15.734292                   -        19.957153               -                  -
        3.110                        -                   -                -               -                  -
        3.120                        -                   -        19.914788               -                  -
        3.145                        -                   -                -               -                  -
        3.150                        -                   -                -               -                  -
        3.170                        -                   -                -               -                  -
        3.195                        -                   -        19.756697               -                  -
        3.200                        -                   -                -               -                  -
        3.220                        -                   -        19.705744               -                  -
        3.245                        -                   -                -               -                  -
        3.250                        -                   -                -               -                  -
        3.270                        -                   -                -               -                  -
        3.300                15.402942                   -        19.537009               -                  -
        3.360                        -                   -                -               -                  -
        3.370                        -                   -                -               -                  -
        3.400                        -                   -                -               -                  -
        3.420                        -                   -                -               -                  -
        3.445                        -                   -                -               -                  -
        3.470                        -                   -                -               -                  -
        3.520                        -                   -                -               -                  -
        3.595                        -                   -                -               -                  -
        3.600                        -                   -                -               -                  -
        3.620                        -                   -                -               -                  -
        3.645                        -                   -                -               -                  -
        3.670                        -                   -                -               -                  -
        3.720                        -                   -                -               -                  -
        3.820                        -                   -                -               -                  -
        4.000                        -           11.931278                -               -                  -



 PERSPECTIVE
  Standard Benefit           14.366958           12.743434        15.102271       11.151280                  -
 Contract Enhanced
 Benefit                     12.952543           11.665143        13.105899       10.361199                  -



                                                              JNL/T.Rowe          JNL/T. Rowe
                        JNL/Select          JNL/                Price            Price Mid-Cap      JNL/T. Rowe
                       Money Market     Select Value         Established            Growth          Price Value
                        Portfolio         Portfolio        Growth Portfolio        Portfolio         Portfolio
                     ----------------- ----------------  ---------------------  ----------------  ----------------
                     ----------------- ----------------  ---------------------  ----------------  ----------------
      M&E CLASS

        2.950                       -        16.676470                      -         31.939621         12.673049
        2.960                       -                -                      -                 -                 -
        2.970                       -                -                      -                 -         12.658673
        2.995                       -                -              22.769092         31.787573         12.640688
        3.050                       -                -                      -                 -                 -
        3.060               10.385847                -                      -         31.567998                 -
        3.095                       -                -                      -                 -                 -
        3.100                       -                -              22.517575                 -         12.566428
        3.110                       -                -                      -                 -                 -
        3.120                       -                -              22.469104                 -         12.552094
        3.145                       -                -                      -                 -                 -
        3.150                       -                -                      -                 -                 -
        3.170                       -                -                      -         31.202915         12.516685
        3.195                       -                -                      -                 -                 -
        3.200                       -                -                      -                 -                 -
        3.220                       -        16.531820                      -                 -         12.481250
        3.245                       -                -                      -                 -                 -
        3.250                       -                -                      -                 -                 -
        3.270                       -                -                      -                 -                 -
        3.300                       -        16.488429              22.042937         30.773699                 -
        3.360                       -                -                      -                 -                 -
        3.370                       -                -                      -                 -         12.375492
        3.400                       -                -                      -                 -                 -
        3.420                       -                -                      -                 -                 -
        3.445                       -                -                      -         30.302982                 -
        3.470                       -                -                      -         30.222424         12.305420
        3.520                       -                -                      -                 -         12.270832
        3.595                       -                -                      -                 -         12.218913
        3.600                       -                -                      -                 -                 -
        3.620                       -        16.317798              21.305175         29.744613                 -
        3.645                       -                -                      -                 -                 -
        3.670                       -                -                      -                 -                 -
        3.720                       -                -                      -                 -                 -
        3.820                       -                -                      -                 -                 -
        4.000                       -                -              20.461539         28.566244                 -



 PERSPECTIVE
  Standard Benefit          10.933427        17.533361              11.995472         18.342830         13.648401
 Contract Enhanced
 Benefit                     9.812604        17.301028               9.994614         12.839571         11.667399



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of units outstanding as of December 31, 2005:


                         JNL/AIM           JNL/AIM          JNL/AIM         JNL/Alger      JNL/Alliance       JNL/Eagle
                         Large Cap       Real Estate        Small Cap         Growth          Capital         Core Equity
                     Growth Portfolio     Portfolio     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
 M&E CLASS

       1.100                    3,701                -                 -           2,307                -            6,658
       1.200                        -                -                 -               -                -                -
       1.250                    6,561                -            15,524           5,516                -            2,770
       1.350                   10,221            9,353             2,895          17,635                -            5,220
       1.400                   14,742                -            11,881           2,583                -            7,542
       1.500                    4,250                -             6,853           5,201                -            1,902
       1.550                      296                -                 -             474                -              620
       1.600                   13,688            9,733             6,412           4,356                -            4,969
       1.645                      464                -                23              72                -                -
       1.650                    6,477           20,008             1,190             288                -            2,690
       1.670                   10,583                -            27,876           1,937                -            3,457
       1.700                    1,706            1,975             1,234           2,232                -            2,840
       1.745                      320               66               268             170                -            2,258
       1.750                   16,608           14,731            16,555           1,655                -            4,534
       1.770                    5,056              839             1,331           2,133                -            1,953
       1.795                   19,023            1,796             1,596          10,027                -           13,482
       1.800                    2,154                -               712             110                -              804
       1.820                        -                -                 -               -                -              179
       1.850                    7,664                -             3,157           2,983                -            8,545
       1.895                        -                -                 -               -                -                -
       1.900                    1,212            1,960                 -               -                -                -
       1.910                    1,720              765             1,735           1,542                -              619
       1.920                    8,544                -            27,157           2,219                -            9,040
       1.945                      837                -             1,493               -                -                -
       1.950                    1,565              840               910           1,446                -            1,516
       1.960                   34,535                -             8,792           4,761                -            5,135
       1.970                    3,560                -               555             554                -            2,913
       1.995                    9,129            1,750                 -           2,616                -                -
       2.000                    8,110           10,893             7,918             627                -            1,401
       2.020                   14,906            3,315            13,085           5,083                -           14,750
       2.045                      695                -             1,799             166                -              483
       2.050                    1,662            1,572             3,196           2,111                -              192
       2.070                      343                -             4,472               -                -              282
       2.095                        -                -                 -             339                -            1,902
       2.100                        -                -                 -               -                -                -
       2.120                        -                -                 -               -                -                -
       2.145                        -                -               193               -                -            1,493
       2.150                        -                -             5,984             698                -              864
       2.160                    1,427            3,092               116              63                -              910
       2.170                    2,228              420            11,306              31                -              793
       2.195                      242                -               168             127                -              261
       2.200                        -              501                 -               -                -                -
       2.210                        -            4,416                 -               -                -                -
       2.220                      547               76                 -               -                -              847
       2.245                      105                -                 -              68                -              140
       2.250                    1,596                -             1,415             616                -                -
       2.270                    1,206                -             3,274             532                -            4,989



                                                                       JNL/Franklin
                      JNL/Eagle         JNL/FMR         JNL/FMR          Templeton        JNL/Goldman      JNL/JPMorgan
                      SmallCap          Balanced     Capital Growth      Small Cap       Sachs Mid Cap     International
                  Equity Portfolio     Portfolio       Portfolio      Value Portfolio   Value Portfolio   Equity Portfolio
                  ------------------ --------------- ---------------  ----------------  ----------------  ----------------
                  ------------------ --------------- ---------------  ----------------  ----------------  ----------------
 M&E CLASS

       1.100                  1,129               -               -                 -                 -                 -
       1.200                      -               -               -                 -                 -                 -
       1.250                  7,384          12,335           5,153                 -                 -             1,911
       1.350                  2,104          11,874           1,225             4,109             1,107             8,517
       1.400                  4,252          30,127             534                 -                 -             5,277
       1.500                  3,158           3,242             165                 -                 -             2,141
       1.550                    106             265               -                 -                 -                 -
       1.600                  5,389           8,344           1,113             2,435               895             4,049
       1.645                    304               -             257                 -                 -                 -
       1.650                    839           4,407               -             1,584             1,199             3,769
       1.670                  1,771           3,274               -                 -                 -             1,015
       1.700                    311           6,746           1,997               848                 -                 -
       1.745                      -             135               -                 -                 -                 -
       1.750                 14,900          46,520             506             2,084             2,041             2,275
       1.770                    987          14,751             221               153                 -               461
       1.795                    373          27,955             452             1,833             2,719             4,361
       1.800                     92           1,964               -                 -                 -               984
       1.820                      -               -               -                 -                 -                 -
       1.850                  1,067          16,965               -             4,038               444             4,109
       1.895                      -               -               -                 -                 -                 -
       1.900                    486          11,545           1,529                 -               235               611
       1.910                    308           1,166             418               214               209             1,142
       1.920                  1,044          12,434               -                 -             3,742             1,059
       1.945                      -             583               -                 -                 -                 -
       1.950                    713           2,923             198                 -                 -                 -
       1.960                 11,576          24,752           2,389                 -                 -             6,010
       1.970                     99           9,780             350                 -                 -                 -
       1.995                      -               -               -                 -               791             1,698
       2.000                  3,621          11,002             997             9,535             2,488             3,611
       2.020                  7,749          13,637           1,231             1,353                 -             2,784
       2.045                      -           3,194             145             1,015               987            11,089
       2.050                     33           7,655             563               144             4,160             1,428
       2.070                      -           4,725             196             1,079                 -               263
       2.095                      -           2,381             443                 -                 -             1,135
       2.100                      -               -               -                 -                 -                 -
       2.120                  4,354           1,100               -                 -                 -                 -
       2.145                  1,640           6,526               -                 -               417               142
       2.150                  4,217              99               -                 -                 -             2,771
       2.160                    767           4,122               -             1,113             2,370             3,105
       2.170                    617          15,165             249               651                 2             5,137
       2.195                      3           4,228               -                 -                 -                 -
       2.200                    201           2,515               -                 -                 -                 -
       2.210                      -           5,792               -                 -                 -                 -
       2.220                      -               -              43                52                 -               848
       2.245                      -           1,152               -                 -                 -                 -
       2.250                      -           2,194               -                 -                 -                 -
       2.270                    460             784             464                 -                 -                79



                         JNL/AIM            JNL/AIM         JNL/AIM          JNL/Alger      JNL/Alliance      JNL/Eagle
                         Large Cap       Real Estate        Small Cap         Growth          Capital         Core Equity
                     Growth Portfolio     Portfolio     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
     M&E CLASS

       2.295                   70,711                -             2,233          11,395                -            3,419
       2.300                    5,776            1,428               849           1,605                               559
       2.310                        -              772                 -             700                -                -
       2.320                      556              535                 -               -                -           12,050
       2.345                      253                -                 -               -                -                -
       2.350                        -                -                 -               -                -                -
       2.360                        -                -               299               -                -                -
       2.370                    4,669               70               566           1,709                -            8,989
       2.395                        -                -                 -           1,265                -                -
       2.400                        -            1,564                 -               -                -                -
       2.410                        -                -                 -               -                -                -
       2.420                    1,924              802             5,662           1,578                -            4,881
       2.445                        -                -                 -               -                -                -
       2.450                    1,692               13             3,316             248                -              709
       2.460                        -            1,504                 -               -                -                -
       2.470                      595                -               567               -                -                -
       2.495                        -                -                 -               -                -                -
       2.500                      181                -                 -               -                -              312
       2.510                        -                -                 -               -                -                -
       2.520                        -                -                 -               -                -                -
       2.545                        -                -                 -               -                -                -
       2.550                        -                -                 -               -                -                -
       2.560                        -              601               909               -                -              688
       2.570                       54                -                 -               -                -                -
       2.595                    2,335              453                 5             774                -                -
       2.600                        -                -                 -               -                -                -
       2.610                        -                -                 -               -                -                -
       2.620                        -                -                 -               -                -                -
       2.645                      551                -                 -               -                -              194
       2.650                    3,220                -               558               -                -                -
       2.660                        -                -                 -               -                -                -
       2.670                    3,659              607             1,790              64                -              612
       2.695                    1,243                -             1,185               -                -                -
       2.700                        -              272                 -               -                -                -
       2.710                        -                -                 -               -                -                -
       2.720                      833                -                 -             477                -                -
       2.745                        -                -                 -               -                -                -
       2.750                        -                -                 -               -                -                -
       2.760                        -                -                 -               -                -                -
       2.800                        -            2,266             2,017               -                -              548
       2.810                        -                -                 -               -                -                -
       2.820                        -                -                 -               -                -                -
       2.850                        -                -                 -               -                -                -
       2.860                        -                -                 -               -                -                -
       2.870                        -                -                 -               -                -                -
       2.920                        -                -                 -               -                -                -
       2.945                        -                -                 -               -                -                -


                                                                        JNL/Franklin
                       JNL/Eagle         JNL/FMR         JNL/FMR          Templeton        JNL/Goldman      JNL/JPMorgan
                       SmallCap          Balanced     Capital Growth      Small Cap       Sachs Mid Cap     International
                   Equity Portfolio     Portfolio       Portfolio      Value Portfolio   Value Portfolio   Equity Portfolio
                   ------------------ --------------- ---------------  ----------------  ----------------  ----------------
                   ------------------ --------------- ---------------  ----------------  ----------------  ----------------
     M&E CLASS

       2.295                   2,467           7,769             446                 -             4,780               860
       2.300                       -          18,135             244               986             2,923             4,216
       2.310                       -           2,343             743             3,546               399               332
       2.320                       -          18,461               -                 -                 -               729
       2.345                      81           8,011              76                 7             1,118                 -
       2.350                       -           4,576               -                 -                 -                 -
       2.360                     204               -               -                 -                 -                 -
       2.370                   3,279           7,283           4,307                48                 -             2,873
       2.395                       -               -               -                 -                 -                 -
       2.400                       -          11,342           2,695                 -                 -                 -
       2.410                       -               -               -                 -                 -                 -
       2.420                   2,385           8,108              29               924               528             1,463
       2.445                       -               -               -                 -                 -               819
       2.450                   2,073           2,259             435                14             3,198             2,503
       2.460                       -               -               -                 -                 -               837
       2.470                       -               -               -                 -                 -                 -
       2.495                       -           1,602               -                 -                 -                 -
       2.500                       -             198               -                 -                 -             2,532
       2.510                       -               -               -                 -                 -                 -
       2.520                     305               -               -                 -                 -                 -
       2.545                     248               -               -                 -                 -                 -
       2.550                       -               -               -                 -                 -                 -
       2.560                     762          38,129               -             4,141                 -             1,111
       2.570                       -             119               -                 -                 -               100
       2.595                       -               -               -               202               391                 -
       2.600                       -               -               -                 -                 -                 -
       2.610                       -               -               -               752                 -               647
       2.620                       -               -               -                 -                 -               543
       2.645                       -               -               -                 -                 -                 -
       2.650                       -             989               -                 -                 -             3,209
       2.660                       -             488               -                 -                 -                 -
       2.670                   2,216               -             418               426                 -               359
       2.695                       -               -               -                 -                 -                 -
       2.700                       -             597             422                 -                 -                 -
       2.710                       -               -               -                 -                 -                 -
       2.720                   1,168           3,856               -                 -               914             1,159
       2.745                       -               -               -                 -                 -                 -
       2.750                       -               -               -                 -                 -                 -
       2.760                       -               -               -                 -                 -                 -
       2.800                   1,773           5,550               -                 -                 -             5,440
       2.810                       -               -               -                 -                 -                 -
       2.820                       -               -               -                 -                 -                 -
       2.850                       -               -               -                 -                 -                 -
       2.860                       -             631               -               579                 -                 -
       2.870                       -               -               -                 -                 -             1,133
       2.920                     629               -               -                 -                 -                 -
       2.945                       -               -               -                 -                 -                 -


                         JNL/AIM           JNL/AIM          JNL/AIM         JNL/Alger      JNL/Alliance       JNL/Eagle
                         Large Cap       Real Estate        Small Cap         Growth          Capital         Core Equity
                     Growth Portfolio     Portfolio     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
     M&E CLASS

       2.950                        -              482                 -               -                -                -
       2.960                        -                -                 -               -                -                -
       2.970                        -                -                 -               -                -                -
       2.995                        -                -                 -               -                -                -
       3.050                        -                -                 -               -                -                -
       3.060                        -                -             3,383               -                -                -
       3.095                        -                -                 -               -                -                -
       3.100                        -                -                 -               -                -                -
       3.110                        -                -                 -               -                -                -
       3.120                        -                -                 -               -                -                -
       3.145                        -                -                 -               -                -                -
       3.150                        -                -                 -               -                -                -
       3.170                        -                -                 -               -                -                -
       3.195                        -                -                 -               -                -                -
       3.200                        -                -                 -               -                -                -
       3.220                        -                -                 -               -                -                -
       3.245                        -                -                 -               -                -                -
       3.250                        -                -                 -               -                -                -
       3.270                        -                -                 -               -                -                -
       3.300                        -                -                 -               -                -                -
       3.360                        -                -                 -               -                -                -
       3.370                        -                -                 -               -                -                -
       3.400                        -                -                 -               -                -                -
       3.420                        -                -                 -               -                -                -
       3.445                        -                -                 -               -                -                -
       3.470                        -                -                 -               -                -                -
       3.520                        -                -                 -               -                -                -
       3.595                        -                -                 -               -                -                -
       3.600                        -                -                 -               -                -                -
       3.620                        -                -                 -               -                -                -
       3.645                        -                -                 -               -                -                -
       3.670                        -                -                 -               -                -                -
       3.720                        -                -                 -               -                -                -
       3.820                        -                -                 -               -                -                -
       4.000                        -                -                 -               -                -                -



 PERSPECTIVE
  Standard Benefit             66,744              651            43,298         448,399                -          100,853
 Contract Enhanced
 Benefit                       26,634            1,968            24,880          66,821                -           95,571
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------
                     -----------------  --------------- ----------------- --------------- ----------------  ---------------

       Total                  409,313          102,089           282,592         618,313                -          348,338
                     =================  =============== ================= =============== ================  ===============
                     =================  =============== ================= =============== ================  ===============


                                                                          JNL/Franklin
                         JNL/Eagle         JNL/FMR         JNL/FMR          Templeton        JNL/Goldman      JNL/JPMorgan
                         SmallCap          Balanced     Capital Growth      Small Cap       Sachs Mid Cap     International
                     Equity Portfolio     Portfolio       Portfolio      Value Portfolio   Value Portfolio   Equity Portfolio
                     ------------------ --------------- ---------------  ----------------  ----------------  ----------------
                     ------------------ --------------- ---------------  ----------------  ----------------  ----------------
     M&E CLASS

       2.950                         -               -               -                 -                 -               912
       2.960                         -               -               -                 -                 -                 -
       2.970                         -               -               -                 -                 -                 -
       2.995                         -           1,100               -                 -                 -                 -
       3.050                         -               -               -                 -                 -                 -
       3.060                         -               -               -                 -                 -                 -
       3.095                         -               -               -                 -                 -                 -
       3.100                         -               -               -                 -                 -                 -
       3.110                         -               -               -                 -                 -                 -
       3.120                         -               -               -                 -                 -                 -
       3.145                         -               -               -                 -                 -                 -
       3.150                         -               -               -                 -                 -                 -
       3.170                         -               -               -                 -                 -                 -
       3.195                         -               -               -                 -                 -                 -
       3.200                         -               -               -                 -                 -                 -
       3.220                         -               -               -                 -                 -                 -
       3.245                         -               -               -                 -                 -                 -
       3.250                         -               -               -                 -                 -                 -
       3.270                         -               -               -                 -                 -                 -
       3.300                         -               -               -                 -                 -                 -
       3.360                         -               -               -                 -                 -                 -
       3.370                         -               -               -                 -                 -                 -
       3.400                         -               -               -                 -                 -                 -
       3.420                         -               -               -                 -                 -                 -
       3.445                         -               -               -                 -                 -                 -
       3.470                         -               -               -                 -                 -                 -
       3.520                         -               -               -                 -                 -                 -
       3.595                         -               -               -                 -                 -                 -
       3.600                         -               -               -                 -                 -                 -
       3.620                         -               -               -                 -                 -                 -
       3.645                         -               -               -                 -                 -                 -
       3.670                         -               -               -                 -                 -                 -
       3.720                         -               -               -                 -                 -                 -
       3.820                         -               -               -                 -                 -                 -
       4.000                         -               -               -                 -                 -                 -



 PERSPECTIVE
  Standard Benefit             146,271         205,647         409,294             1,849               998           162,270
 Contract Enhanced
 Benefit                        29,123         104,252          65,588             2,413               575            32,200
                     ------------------ --------------- ---------------  ----------------  ----------------  ----------------
                     ------------------ --------------- ---------------  ----------------  ----------------  ----------------

       Total                   275,038         789,803         505,535            48,127            39,630           308,028
                     ================== =============== ===============  ================  ================  ================
                     ================== =============== ===============  ================  ================  ================


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of units outstanding as of December 31, 2005 (continued):


                      JNL/JPMorgan          JNL/              JNL/          JNL/MCM         JNL/MCM         JNL/MCM
                      International    Lazard Mid Cap   Lazard Small Cap       25          Bond Index    Communications
                     Value Portfolio   Value Portfolio  Value Portfolio    Portfolio       Portfolio     Sector Portfolio
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
 M&E CLASS

       1.100                   6,582            1,292              2,243             -            1,860               -
       1.200                       -                -                  -             -            1,013               -
       1.250                  11,077            5,526              4,523         8,278            7,729          17,690
       1.350                  37,157           24,496             13,997        48,905           54,980           1,275
       1.400                   8,521            5,971              9,923        43,779            3,698           2,872
       1.500                   3,285            5,486              7,086        15,894            3,712             176
       1.550                     644               54              1,128         4,662            2,508               -
       1.600                   7,850           14,271             10,038        66,870           49,750           6,799
       1.645                     558              613                619           527              572               -
       1.650                  17,275           12,704              5,113        26,360           83,832               -
       1.670                   6,969           27,246             30,417        16,310            2,268               -
       1.700                  13,395            5,132              2,809        49,843            7,509           1,008
       1.745                       -              907                315         5,154            1,844               -
       1.750                  38,621           30,964              7,546       116,261           76,858             474
       1.770                   3,850            2,899              3,455        21,308           15,567               -
       1.795                   6,151            9,198             11,175        73,873            2,742           5,175
       1.800                   1,643           34,066              2,802        22,672           18,528           3,173
       1.820                     195              808                  -             -                -               -
       1.850                   8,089            4,192              5,352         9,161           17,777               -
       1.895                       -                -                  -         1,851            4,110               -
       1.900                   1,032            7,229                945        35,757           34,664           4,705
       1.910                   2,682            2,308              1,735        10,200            1,071               -
       1.920                     646           23,663             25,774        87,301            9,662          12,385
       1.945                   1,559              897              2,256         2,822              203               -
       1.950                   1,342            4,700              3,785        22,034            7,303          11,513
       1.960                  18,418           15,933             14,645       154,843            4,000               -
       1.970                     440            6,735              1,768         4,877              495               -
       1.995                     503              310              1,889         1,830                -               -
       2.000                  13,492           13,510              9,736        44,010           26,159           1,763
       2.020                  12,842           14,935              9,159        88,537           32,828           3,802
       2.045                   1,188              672              6,760        39,180           14,381               -
       2.050                   3,199            6,364              3,201        21,894           26,422               -
       2.070                  24,901              116                136        18,007           69,234           1,341
       2.095                   1,385            2,525              2,454         3,551              743               -
       2.100                       -                -                  -         3,593           16,309               -
       2.120                   9,402              775                616        22,063            1,005               -
       2.145                   1,048              498              2,081           805              693               -
       2.150                   5,494            4,392              1,823        21,992              520               -
       2.160                   8,359            4,876              1,699        26,763            3,379           4,394
       2.170                   5,676            2,887              2,149        20,381            5,293               -
       2.195                      47              434                514             -            6,828               -
       2.200                     492            4,638                606         4,897           18,152               -
       2.210                   2,993                -                  -         5,715            4,062               -
       2.220                     414            1,067              2,231         1,401              403               -
       2.245                       -               76                 86         2,468               98               -
       2.250                     769            9,215              3,883        17,272            1,624               -
       2.270                   4,900            2,998              3,350        11,349           25,276               -


                                         JNL/MCM
                        JNL/MCM          Enhanced         JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM
                    Consumer Brands    S&P 500 Stock     Financial        Global        Healthcare     International
                    Sector Portfolio  Index Portfolio  Sector Portfolio15 Portfolio   Sector PortfolioIndex Portfolio
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
 M&E CLASS

       1.100                       -            6,363              -              -                -                -
       1.200                       -                -              -              -                -              855
       1.250                     135           10,562            272         15,628            1,326           10,151
       1.350                   2,903           18,754          1,284         48,050            8,408           60,676
       1.400                     263           15,143              -         26,759            2,117            1,885
       1.500                     316           10,993            750         15,463            5,052            2,213
       1.550                   1,211            3,935          1,124          3,634                -              691
       1.600                   4,679           12,000          2,734         77,451           17,050           45,075
       1.645                       -                -              -            436                -            3,069
       1.650                   1,014           10,192          5,166         26,468           10,287          121,172
       1.670                   1,894           11,456             78         13,092            1,397            2,326
       1.700                       -            6,172              -         57,134           21,242            9,956
       1.745                       -                -              -          6,691               54              142
       1.750                   2,092           30,940          4,687         97,721           26,444           79,324
       1.770                     403           16,173             29         16,743            2,072           12,242
       1.795                       -            2,189              -         22,650                9            4,189
       1.800                   3,551            1,293          3,298         17,113            1,269           60,378
       1.820                       -                -              -              -                -                -
       1.850                   6,271            8,486          2,114         11,526           18,419            5,869
       1.895                       -            2,321              -          1,688                -              743
       1.900                     276              315            485         38,279            4,261          140,578
       1.910                     181            1,532              -         10,381            3,623           17,763
       1.920                     326            1,636            496         45,879            1,299            6,701
       1.945                       -              772              -          4,985              841              185
       1.950                   4,111            4,865          2,627         28,233           32,146           11,161
       1.960                     431           12,094              -         66,121            2,922           13,870
       1.970                       -            2,475          1,039          6,231              947            7,222
       1.995                       -                -              -          2,265            2,341              110
       2.000                  10,659           10,055          6,419         46,001           73,991           22,668
       2.020                       -           26,318          1,924         49,768            4,750           19,262
       2.045                       -           39,551            823         44,370            7,635           15,297
       2.050                       -            4,637              -         22,917            3,620           40,488
       2.070                     590            3,417          2,568          6,434            7,068           32,378
       2.095                       -              831              -          3,866            1,621               71
       2.100                       -                -              -          5,177                -            3,733
       2.120                       -                -              -         21,001            8,330            1,016
       2.145                     464                -            867          1,087                -            2,926
       2.150                       -            1,979              -         20,644            5,530            1,528
       2.160                   1,274              127            634         16,493            9,990            1,492
       2.170                     809            3,459          1,825         12,695            5,356            6,505
       2.195                     233                -            209          4,888              322            9,550
       2.200                       -                -              -          5,528                -           18,937
       2.210                       -                -              -          5,206            4,741           20,560
       2.220                       -            5,790              -          1,370              290            2,893
       2.245                       -            1,418              -          5,822                -                -
       2.250                   1,630            4,661            233         18,264              959           12,653
       2.270                       -           13,929              -         22,997            1,196           16,010



                       JNL/JPMorgan         JNL/              JNL/           JNL/MCM         JNL/MCM        JNL/MCM
                      International    Lazard Mid Cap   Lazard Small Cap       25          Bond Index    Communications
                     Value Portfolio   Value Portfolio  Value Portfolio    Portfolio       Portfolio     Sector Portfolio
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
     M&E CLASS

       2.295                   4,703           11,394             12,142        31,275           20,020               -
       2.300                   6,099            6,818              9,678        18,280           13,175               -
       2.310                   8,365            2,880              2,963         6,984            3,027               -
       2.320                   3,853            2,976              1,291         8,375           17,644           1,387
       2.345                   1,686              188                104         3,634              301               -
       2.350                     151              100                122         1,346                -               -
       2.360                   1,303                -                  -            32              687               -
       2.370                   7,032           11,102             10,305         6,124           38,726             545
       2.395                       -                -                  -         5,239                -               -
       2.400                   7,001            3,654              8,195           974            1,856               -
       2.410                       -                -                  -         4,158                -               -
       2.420                  23,916            7,616              7,187        29,344           24,841           7,311
       2.445                     241              624                  -         1,883           10,286               -
       2.450                   9,382            7,844             17,412         3,751                -               -
       2.460                   1,002              163                195           890            1,849           2,605
       2.470                   3,637              428              2,329           708            8,739               -
       2.495                       -              920              1,010         2,372            3,078               -
       2.500                       -            1,504              1,684             -            3,276               -
       2.510                       -                -                  -        11,759                -               -
       2.520                       -                -                  -           683                -               -
       2.545                       -            2,190                  -         2,751                -               -
       2.550                       -                -                  -             -                -               -
       2.560                   1,121            2,862              1,819         1,897              383             636
       2.570                     743            4,512                581         4,669            4,803               -
       2.595                     595                3                  -           550                -               -
       2.600                       -                -                  -             -              707               -
       2.610                       -              488                  -             -            1,572               -
       2.620                   3,188            1,617              1,962             -                -               -
       2.645                     335              604                706         7,020                -               -
       2.650                     365              241              2,628           327            1,608               -
       2.660                       -            1,757                  -             -                -               -
       2.670                   1,412            4,670              2,259         5,825            3,291               -
       2.695                       -            6,268                  -         5,943            3,585               -
       2.700                       -              675              1,106             -                -               -
       2.710                       -                -                  -             -                -               -
       2.720                   3,726            2,259                  -         6,845           14,126               -
       2.745                       -                -                  -             -                -               -
       2.750                       -                -                  -             -                -               -
       2.760                       -                -                  -           293                -               -
       2.800                     725            2,299              3,419         2,963                -               -
       2.810                   1,740                -                  -            48                -               -
       2.820                       -                -                  -           650              880               -
       2.850                       -                -                  -             -                -               -
       2.860                       -                -                  -             -            3,047               -
       2.870                   1,324              842              1,021             -                -               -
       2.920                   2,221            1,950                  -         3,606              963               -
       2.945                       -                -                  -             -                -               -


                                         JNL/MCM
                        JNL/MCM          Enhanced         JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM
                    Consumer Brands    S&P 500 Stock     Financial        Global        Healthcare     International
                    Sector Portfolio  Index Portfolio  Sector Portfolio15 Portfolio   Sector PortfolioIndex Portfolio
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
     M&E CLASS

       2.295                       -            2,076          1,430         10,658           14,214           16,991
       2.300                   6,115            7,188              -         15,063           27,504           15,495
       2.310                       -                -            608         10,315            4,032           14,379
       2.320                       -            4,353          5,608         15,224            5,325           22,450
       2.345                       -                -              -          3,728                -              966
       2.350                       -            1,418              -          1,317                -                -
       2.360                       -                -              -             34                -            5,056
       2.370                   1,570            3,730          7,365         12,355            3,077           26,212
       2.395                       -              233              -          6,513                -              314
       2.400                       -            6,526              -          1,053                -            8,476
       2.410                       -                -              -              -            2,666                -
       2.420                   1,793           10,413          3,483         44,135            9,029           21,287
       2.445                       -            1,252              -          1,072                -           11,674
       2.450                     636           13,574              -          3,155            1,510           18,018
       2.460                       -                -              -          1,581            1,520            3,885
       2.470                       -            1,271          2,127          1,871            3,252            7,743
       2.495                       -              934              -          2,476                -                -
       2.500                       -                -              -          1,765            1,106            2,654
       2.510                       -                -              -              -                -                -
       2.520                       -            1,262              -          2,158                -                -
       2.545                       -                -              -          4,080                -            2,994
       2.550                       -            2,407              -              -                -                -
       2.560                     238                -            232          4,044            1,303            6,768
       2.570                       -                -            696          4,482              974            3,163
       2.595                       -                -              -          2,106            1,203            3,930
       2.600                       -                -              -            102                -              227
       2.610                       -                -            730              -              765            1,277
       2.620                       -                -          2,907              -            3,188            1,891
       2.645                       -                -              -         10,393                -            1,805
       2.650                       -              551              -            653                -            1,242
       2.660                       -                -              -              -                -              966
       2.670                       -                -            928          8,811            1,038               73
       2.695                       -                -              -          6,517                -            2,774
       2.700                       -                -            541              -              971                -
       2.710                       -                -              -              -                -                -
       2.720                       -                -              -          3,142              682            9,761
       2.745                       -                -              -              -                -                -
       2.750                       -                -              -              -                -                -
       2.760                       -                -            324            301              372            1,275
       2.800                       -                -              -          3,154                -                -
       2.810                       -                -            799             44            4,553              289
       2.820                       -                -              -            673                -              240
       2.850                       -                -              -              -                -                -
       2.860                     660                -            549              -              621               83
       2.870                       -                -          1,186              -            1,318                -
       2.920                       -                -              -          3,795                -                -
       2.945                       -                -              -              -                -                -


                      JNL/JPMorgan          JNL/              JNL/          JNL/MCM         JNL/MCM         JNL/MCM
                      International    Lazard Mid Cap   Lazard Small Cap       25          Bond Index    Communications
                     Value Portfolio   Value Portfolio  Value Portfolio    Portfolio       Portfolio     Sector Portfolio
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
     M&E CLASS

       2.950                       -                -                402             -                -               -
       2.960                       -                -                  -             -                -               -
       2.970                       -                -                  -             -                -               -
       2.995                     447                -                  -             -                -               -
       3.050                       -                -                  -             -                -               -
       3.060                       -            2,473                  -             -                -               -
       3.095                       -                -                  -             -                -               -
       3.100                       -                -                  -             -                -               -
       3.110                       -                -                  -             -                -               -
       3.120                       -                -                  -             -                -               -
       3.145                       -                -                  -             -                -               -
       3.150                       -                -                  -             -                -               -
       3.170                       -                -                  -             -                -               -
       3.195                       -                -                  -             -                -               -
       3.200                       -                -                  -             -                -               -
       3.220                       -                -                  -             -                -               -
       3.245                       -                -                  -             -                -               -
       3.250                       -                -                  -             -                -               -
       3.270                       -                -                  -             -                -               -
       3.300                       -                -                  -             -                -               -
       3.360                       -            5,563                  -             -                -               -
       3.370                       -                -                  -             -                -               -
       3.400                       -                -                  -             -                -               -
       3.420                       -                -                  -             -                -               -
       3.445                       -                -                  -             -                -               -
       3.470                       -                -                  -             -                -               -
       3.520                       -                -                  -             -                -               -
       3.595                       -                -                  -             -                -               -
       3.600                       -                -                  -             -                -               -
       3.620                       -                -                  -             -                -               -
       3.645                       -                -                  -             -                -               -
       3.670                       -                -                  -             -                -               -
       3.720                       -                -                  -             -                -               -
       3.820                       -                -                  -             -                -               -
       4.000                       -                -                  -             -                -               -



 PERSPECTIVE
  Standard Benefit            23,960           54,075             68,047        37,110           13,261           4,427
 Contract Enhanced
 Benefit                      31,296           36,895             27,337         7,020           11,467           1,928
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------
                     ----------------  ---------------  ----------------- -------------  --------------- ---------------

       Total                 446,654          508,032            407,726     1,430,628          874,862          97,384
                     ================  ===============  ================= =============  =============== ===============
                     ================  ===============  ================= =============  =============== ===============


                                          JNL/MCM
                        JNL/MCM          Enhanced         JNL/MCM        JNL/MCM         JNL/MCM          JNL/MCM
                    Consumer Brands    S&P 500 Stock     Financial        Global        Healthcare     International
                    Sector Portfolio  Index Portfolio  Sector Portfolio15 Portfolio   Sector PortfolioIndex Portfolio
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
     M&E CLASS

       2.950                       -                -              -              -                -                -
       2.960                       -                -              -              -                -                -
       2.970                       -            2,558              -              -                -                -
       2.995                       -                -              -              -                -                -
       3.050                       -                -              -              -                -                -
       3.060                       -                -              -              -                -                -
       3.095                       -                -              -              -                -                -
       3.100                       -                -              -              -                -                -
       3.110                       -                -              -              -                -                -
       3.120                       -                -              -              -                -                -
       3.145                       -                -              -              -                -                -
       3.150                       -                -              -              -                -                -
       3.170                       -                -              -              -                -                -
       3.195                       -                -              -              -                -                -
       3.200                       -                -              -              -                -                -
       3.220                       -            1,251              -              -                -                -
       3.245                       -                -              -              -                -                -
       3.250                       -                -              -              -                -                -
       3.270                       -                -              -              -                -                -
       3.300                       -                -              -              -                -                -
       3.360                       -                -              -          7,537                -                -
       3.370                       -                -              -              -                -                -
       3.400                       -                -              -              -                -                -
       3.420                       -                -              -              -                -                -
       3.445                       -                -              -              -                -                -
       3.470                       -                -              -              -                -                -
       3.520                       -                -              -              -                -                -
       3.595                       -                -              -              -                -                -
       3.600                       -                -              -              -                -                -
       3.620                       -                -              -              -                -                -
       3.645                       -                -              -              -                -                -
       3.670                       -                -              -              -                -                -
       3.720                       -                -              -              -                -                -
       3.820                       -                -              -              -                -                -
       4.000                       -                -              -              -                -                -



 PERSPECTIVE
  Standard Benefit             4,685           12,220          3,106         31,006            7,574           31,409
 Contract Enhanced
 Benefit                           -           12,316          3,648         14,127            4,543           35,092
                    ----------------- ---------------- --------------  -------------  --------------- ----------------
                    ----------------- ---------------- --------------  -------------  --------------- ----------------

       Total                  61,413          392,366         77,952      1,214,589          401,265        1,127,372
                    ================= ================ ==============  =============  =============== ================
                    ================= ================ ==============  =============  =============== ================


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of units outstanding as of December 31, 2005 (continued):


                        JNL/MCM           JNL/MCM          JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM
                         JNL 5            Nasdaq(R)       Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio       15 Portfolio     Sector Portfolio Index Portfolio   Index Portfolio  Cap Portfolio
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
 M&E CLASS

      1.100                       -                 -                -                 -            2,020               -
      1.200                       -                 -                -               871            1,098               -
      1.250                  14,880               640              915            27,280           37,819          20,166
      1.350                 619,436            14,939           14,704            72,069          107,735          40,427
      1.400                   6,222             2,157              855             7,954           36,653          27,996
      1.500                  22,032               145              241             7,621           25,619           3,979
      1.550                       -                 -                -               558            1,992           1,702
      1.600                 556,932            21,112           11,590           113,625          154,644          32,287
      1.645                       -                 -                -             5,352           11,242             350
      1.650                 208,963               733            8,172           128,824          164,796          21,832
      1.670                   9,058                 -            3,142            10,157            9,096          14,296
      1.700                   4,936               245            5,444            25,406           32,201          41,443
      1.745                  27,303             1,615              470                 -            1,162           2,877
      1.750                 871,347             8,395           19,209            91,031          116,125          83,264
      1.770                 202,746             2,401            5,274             9,165           39,047          12,399
      1.795                  11,642                 -            3,648            21,740           56,836          42,511
      1.800                  16,091                 -            1,482            33,649           45,586          11,995
      1.820                       -                 -                -                 -           24,644               -
      1.850                 114,773                 -            2,433             7,839           21,770           7,186
      1.895                       -                 -                -                 -                -           1,514
      1.900                 151,523            17,305            5,248           151,601          193,488          24,065
      1.910                  83,257               443            3,364             4,285           30,191           6,487
      1.920                   3,778               973           12,771             9,178           17,248          51,919
      1.945                   1,499                 -                -             1,034            5,567             703
      1.950                  81,762             7,313            1,106            18,594           39,514          20,335
      1.960                  93,086             1,272            8,498            63,862          104,161          90,721
      1.970                  21,721                 -              102             2,089            3,887           3,854
      1.995                  32,016                 -            1,107                 -              590           2,965
      2.000                 322,064            20,569           25,319            21,760           83,800          25,950
      2.020                  99,788             1,773           13,693            19,816           75,470          38,795
      2.045                  43,730                 -            3,875            19,785           83,093          36,247
      2.050                 193,872             2,030            5,202            48,056           57,426          17,883
      2.070                  98,624               250            2,025            24,691           58,127           4,368
      2.095                  11,584                 -                -             1,485            4,243           3,169
      2.100                  19,128               685               36             4,866            4,883           4,533
      2.120                       -                 -              729             6,990            4,226          18,055
      2.145                  58,181               201            1,113             2,406           23,058             414
      2.150                  45,774                 -                -             5,721            5,198          21,611
      2.160                  64,965             2,847            6,039             2,306           13,147          14,857
      2.170                 112,469               391            4,993             4,648           17,265           5,301
      2.195                   3,189                 -            1,181             8,887           13,418              75
      2.200                  24,615               320            1,235            17,793           25,236           5,271
      2.210                  19,742                 -            1,163            20,548           31,948           3,416
      2.220                  14,189                 -                -             3,007            7,207           1,255
      2.245                   5,477                 -            2,554               185                -           2,447
      2.250                  86,836               542              756            13,786           41,587          13,050
      2.270                  13,472                 -                -            34,196           61,035           6,681


                         JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM          JNL/MCM        JNL/MCM
                       Small Cap        Technology         Dow SM           S&P(R)       Value Line(R)       VIP
                    Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio     Portfolio
                    ----------------- ---------------- --------------- ---------------  --------------- --------------
                    ----------------- ---------------- --------------- ---------------  --------------- --------------
 M&E CLASS

      1.100                        -                -               -               -                -              -
      1.200                      906                -               -               -                -              -
      1.250                   18,260            1,474           7,753           9,146                -          1,481
      1.350                   63,502           23,228          44,173          64,861           74,056         57,915
      1.400                    7,668            4,154          74,919          32,737           91,371          2,460
      1.500                    2,615            1,036          17,162          16,657              116          4,808
      1.550                       47                -           7,224           2,923              656              -
      1.600                   99,318           16,199          57,260          57,942           95,734         78,484
      1.645                    5,351                -             426             493                -              -
      1.650                  128,424           15,120          26,796          46,554           43,156         46,510
      1.670                    3,630              523          28,336          22,832           28,435          1,582
      1.700                   15,282               95          57,678          53,311           22,204          2,582
      1.745                      293              183           4,994           5,965            2,206            698
      1.750                   49,397           12,397         109,123          97,889          144,177         50,242
      1.770                    8,101              159          17,696          32,847           70,101          3,603
      1.795                   24,959                -         116,413          93,176          212,266              -
      1.800                   33,911            1,378          27,786          19,201            1,314              -
      1.820                        -                -               -               -                -              -
      1.850                    6,425            9,846          10,042          11,524            1,880              -
      1.895                      620                -           2,182           1,602                -              -
      1.900                  150,417            6,919          44,902          35,771           38,636         15,056
      1.910                    3,918            5,824          12,352          15,291           14,684         41,255
      1.920                    5,061            4,531         116,401          95,938          246,572              -
      1.945                    1,304                -             431             482           11,293              -
      1.950                   17,858            9,252          31,633          27,656           14,684          9,151
      1.960                   65,749            5,324         241,435         145,804          445,255         21,857
      1.970                    1,799              659           7,126           8,672            6,391            761
      1.995                        -                -             866           1,026                -         30,004
      2.000                    9,574           21,101          41,694          37,642           58,750         40,184
      2.020                   15,623            3,131         119,591          91,775          202,491          6,191
      2.045                   18,996            2,254          70,651          50,408           12,671          3,226
      2.050                   44,109              738          23,638          20,695           30,354          4,215
      2.070                   21,070            2,489          17,389           7,560           20,805          2,822
      2.095                      255                -           3,644           3,397            1,422              -
      2.100                    4,954                -           3,261           3,491              555            624
      2.120                    1,908              849          25,204          19,435            9,101              -
      2.145                    2,424                -             883           3,117            3,304          1,390
      2.150                      337                -          25,171          20,458           25,178              -
      2.160                    1,546            3,270          32,764          17,340           65,416         10,755
      2.170                    7,945            2,094           6,736          18,034           33,603          1,472
      2.195                    8,952              400              58           3,881           14,830          9,315
      2.200                   19,349              630           3,733           5,957           10,295          1,242
      2.210                   17,125            2,724           2,879           4,782            6,946          8,529
      2.220                    3,076                -           2,515           1,356                -              -
      2.245                        -                -           2,515           3,020            3,986              -
      2.250                   11,926            5,025           6,820           8,040            6,587         12,142
      2.270                   26,732                -          17,925          31,953           43,069              -



                         JNL/MCM           JNL/MCM          JNL/MCM           JNL/MCM          JNL/MCM         JNL/MCM
                         JNL 5            Nasdaq(R)        Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio       15 Portfolio     Sector Portfolio Index Portfolio   Index Portfolio  Cap Portfolio
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
     M&E CLASS

      2.295                  58,120               752            1,006            35,045           32,407           8,723
      2.300                  77,546             3,080            1,032            11,140           42,998           7,374
      2.310                  79,396                 -            2,471             9,784           13,448           6,274
      2.320                  13,993               457            1,445            25,477           33,733           7,204
      2.345                   9,161               143            1,475             1,774            2,855             385
      2.350                       -                 -                -               836                -           1,063
      2.360                   3,301                 -                -             5,357            6,671              31
      2.370                     273             1,685            1,731            36,909           48,025           3,678
      2.395                  12,038                 -                -               331            1,318           4,595
      2.400                  19,966                 -                -             8,776           14,258           3,293
      2.410                   2,518                 -                -                 -                -               -
      2.420                  96,872             2,986            9,087            11,302           36,524          21,771
      2.445                  45,187                 -                -            12,169           15,475               -
      2.450                  19,156                28              469             9,069           37,387           2,835
      2.460                   8,323                 -              562             5,038            6,199             212
      2.470                  24,226                 -            1,309             8,185           14,322             357
      2.495                       -                 -                -                 -                -               -
      2.500                  27,230            13,863              561             2,611            3,533               -
      2.510                       -                 -                -                 -                -               -
      2.520                  19,462                 -                -                 -            2,920               -
      2.545                     962                 -                -             3,046            7,380           3,603
      2.550                  11,115                 -                -                 -           11,061               -
      2.560                  28,998             3,203              916            11,000           10,113             102
      2.570                       -                 -              491             5,800           11,433           3,752
      2.595                   2,330                 5            1,369             2,803            7,087             167
      2.600                   1,379                 -                -                 -                -               -
      2.610                  15,695                 -              345             1,362            1,695             458
      2.620                   2,889               150            1,583             2,002            2,493             831
      2.645                   4,964                 -            3,641             2,637            2,265           5,077
      2.650                       -                 -                -             1,314            2,672           2,884
      2.660                   2,532                 -                -               974            1,227               -
      2.670                   3,659                 -              957                 -                -           4,222
      2.695                   8,053                 -                -             2,938            3,763           5,662
      2.700                   2,215                 -              345                 -            1,152               -
      2.710                  14,223                 -                -                 -                -               -
      2.720                   3,398                 -              358             9,900           14,000           2,090
      2.745                       -                 -                -                 -                -               -
      2.750                       -                 -                -                 -                -               -
      2.760                   1,595                 -              214             1,233            2,701             166
      2.800                  41,198             4,305              197             1,892            2,595             669
      2.810                  24,756                 -              538               448            1,153              26
      2.820                       -             1,877               95               246              291             120
      2.850                   2,663                 -                -                 -                -               -
      2.860                  11,625                 -              344                 -                -               -
      2.870                   1,440                 -              660                 -                -               -
      2.920                   7,133                 -            1,982                 -                -           2,956
      2.945                       -                 -                -                 -                -               -


                          JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM          JNL/MCM        JNL/MCM
                        Small Cap        Technology         Dow SM           S&P(R)        Value Line(R)       VIP
                     Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio     Portfolio
                     ----------------- ---------------- --------------- ---------------  --------------- --------------
                     ----------------- ---------------- --------------- ---------------  --------------- --------------
     M&E CLASS

      2.295                    28,163                -           4,875          31,122           22,383              -
      2.300                     7,163            9,286          16,732          12,759           12,645         20,458
      2.310                     2,952            3,313           9,329           9,957           21,621         16,083
      2.320                    25,180           10,377          10,319           9,546           14,035            940
      2.345                       392              311             395           6,711           11,296          1,174
      2.350                         -                -           1,422           1,484                -              -
      2.360                     5,430                -              36              39              941              -
      2.370                    30,378               28           6,678           6,553            8,500          1,801
      2.395                       325                -           6,464           7,946                -              -
      2.400                     8,797            7,158           5,410           1,263                -              -
      2.410                         -                -               -               -                -              -
      2.420                    11,524            8,399          27,747          26,418           73,379         10,258
      2.445                    12,259                -             661               -              744              -
      2.450                    13,218           22,836          14,677           3,304            3,000              -
      2.460                     5,089                -           1,020           1,127              183          2,579
      2.470                    10,481            7,000           3,723           1,439            3,829              -
      2.495                         -                -           2,443           2,871                -              -
      2.500                     2,778            2,011           1,248           3,580            3,926              -
      2.510                         -                -               -               -                -              -
      2.520                         -                -               -               -            4,836              -
      2.545                     3,048                -           1,140           1,180                -              -
      2.550                         -                -               -               -                -              -
      2.560                     7,509              492             333           2,787           22,140          2,354
      2.570                     4,729            1,898             997           1,694                -              -
      2.595                     2,148                -             641           3,240            3,438          2,849
      2.600                         -                -               -               -                -              -
      2.610                     1,418            1,522             124               -            2,447              -
      2.620                     2,053            6,263               -               -            1,942              -
      2.645                     2,255                -           5,766          11,065            4,069          4,971
      2.650                     1,371                -             729               -              391              -
      2.660                     2,794                -               -               -                -              -
      2.670                         -            1,989           3,457           2,840            4,011              -
      2.695                     3,035                -              77           1,062                -              -
      2.700                         -                -               -               -            2,026              -
      2.710                         -                -               -               -                -              -
      2.720                    10,587                -           1,815           2,469            2,597            736
      2.745                         -                -               -               -                -              -
      2.750                         -                -               -               -                -              -
      2.760                     1,091                -             336             285                -          1,333
      2.800                     1,943                -           3,277           3,274                -              -
      2.810                       306                -              57              42            3,120            636
      2.820                       243                -             746             742            1,543          2,968
      2.850                         -                -               -               -                -              -
      2.860                         -                -               -             378                -              -
      2.870                         -            2,572               -               -                -              -
      2.920                         -                -             712           2,391           12,154              -
      2.945                         -                -               -               -                -              -


                        JNL/MCM           JNL/MCM          JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM
                         JNL 5            Nasdaq(R)        Oil & Gas      S&P 400 MidCap       S&P 500       Select Small
                       Portfolio       15 Portfolio     Sector Portfolio Index Portfolio   Index Portfolio  Cap Portfolio
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
     M&E CLASS

      2.950                   6,772                 -                -                 -                -               -
      2.960                   9,081                 -                -                 -                -               -
      2.970                       -                 -                -                 -            1,953               -
      2.995                       -                 -                -                 -                -               -
      3.050                       -                 -                -                 -                -               -
      3.060                       -                 -                -                 -                -               -
      3.095                       -                 -                -                 -                -               -
      3.100                       -                 -                -                 -                -               -
      3.110                   8,849                 -                -                 -                -               -
      3.120                       -                 -                -                 -                -               -
      3.145                       -                 -                -                 -                -               -
      3.150                       -                 -                -                 -                -               -
      3.170                       -                 -                -                 -                -               -
      3.195                       -                 -                -                 -                -               -
      3.200                       -                 -                -                 -                -               -
      3.220                       -                 -                -                 -            7,522               -
      3.245                       -                 -                -                 -                -               -
      3.250                       -                 -                -                 -                -               -
      3.270                       -                 -                -                 -                -               -
      3.300                       -                 -                -                 -                -               -
      3.360                       -                 -                -                 -                -           4,995
      3.370                       -                 -                -                 -                -               -
      3.400                       -                 -                -                 -                -               -
      3.420                       -                 -                -                 -                -               -
      3.445                       -                 -                -                 -                -               -
      3.470                       -                 -                -                 -                -               -
      3.520                       -                 -                -                 -                -               -
      3.595                       -                 -                -                 -                -               -
      3.600                       -                 -                -                 -                -               -
      3.620                       -                 -                -                 -                -               -
      3.645                       -                 -                -                 -                -               -
      3.670                       -                 -                -                 -                -               -
      3.720                       -                 -                -                 -                -               -
      3.820                       -                 -                -                 -                -               -
      4.000                       -                 -                -                 -                -               -



 PERSPECTIVE
  Standard Benefit           40,610             2,527           18,269            28,548           68,716          14,348
 Contract Enhanced
 Benefit                     25,158               526           10,910            41,819           67,283           6,667
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------
                     ---------------  ----------------  ---------------  ----------------  ---------------  --------------

       Total              5,192,762           144,883          244,050         1,376,481        2,435,726         917,241
                     ===============  ================  ===============  ================  ===============  ==============
                     ===============  ================  ===============  ================  ===============  ==============



                         JNL/MCM           JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                        Small Cap        Technology         Dow SM           S&P(R)        Value Line(R)       VIP
                     Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio     Portfolio
                     ----------------- ---------------- --------------- ---------------  --------------- --------------
                     ----------------- ---------------- --------------- ---------------  --------------- --------------
     M&E CLASS

      2.950                         -                -               -               -                -          3,285
      2.960                         -                -               -               -                -              -
      2.970                         -                -               -               -                -              -
      2.995                         -                -               -               -                -              -
      3.050                         -                -               -               -                -              -
      3.060                         -                -               -               -              441            977
      3.095                         -                -               -               -                -              -
      3.100                         -                -               -               -                -              -
      3.110                         -                -               -               -                -              -
      3.120                         -                -               -               -                -              -
      3.145                         -                -               -               -                -              -
      3.150                         -                -               -               -                -              -
      3.170                         -                -               -               -                -              -
      3.195                         -                -               -               -                -              -
      3.200                         -                -               -               -                -              -
      3.220                         -                -               -               -                -              -
      3.245                         -                -               -               -                -              -
      3.250                         -                -               -               -                -              -
      3.270                         -                -               -               -                -              -
      3.300                         -                -               -               -                -              -
      3.360                         -                -               -               -            7,701              -
      3.370                         -                -               -               -                -              -
      3.400                         -                -               -               -                -              -
      3.420                         -                -               -               -                -              -
      3.445                         -                -               -               -                -              -
      3.470                         -                -               -               -                -              -
      3.520                         -                -               -               -                -              -
      3.595                         -                -               -               -                -              -
      3.600                         -                -               -               -                -              -
      3.620                         -                -               -               -                -              -
      3.645                         -                -               -               -                -              -
      3.670                         -                -               -               -                -              -
      3.720                         -                -               -               -                -              -
      3.820                         -                -               -               -                -              -
      4.000                         -                -               -               -                -              -



 PERSPECTIVE
  Standard Benefit             31,594            4,010          20,190          35,610           20,522          2,952
 Contract Enhanced
 Benefit                       37,180            6,729           6,753          28,872           30,643          6,466
                     ----------------- ---------------- --------------- ---------------  --------------- --------------
                     ----------------- ---------------- --------------- ---------------  --------------- --------------

       Total                1,208,149          259,200       1,632,509       1,476,691        2,415,053        553,376
                     ================= ================ =============== ===============  =============== ==============
                     ================= ================ =============== ===============  =============== ==============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of units outstanding as of December 31, 2005 (continued):


                      JNL/Oppenheimer    JNL/Oppenheimer     JNL/PIMCO        JNL/Putnam      JNL/Putnam      JNL/Putnam
                       Global Growth          Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio          Portfolio      Bond Portfolio     Portfolio       Portfolio        Portfolio
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
 M&E CLASS

       1.100                     4,026                 -             7,344               -               -                -
       1.200                         -                 -                 -               -               -                -
       1.250                    13,484             4,189            23,429             468          14,736            4,415
       1.350                    25,117            13,853            48,126           4,127           4,668            5,588
       1.400                    14,459             8,523            42,382           2,586          16,109            5,657
       1.500                     8,478             9,542            15,581             319             738            2,218
       1.550                     1,131                 -             1,155               -               -                -
       1.600                    20,973             6,621            24,262              49           2,295              485
       1.645                     1,429               195             6,114               -               -                -
       1.650                    13,416             1,428           111,505               -           3,290            2,660
       1.670                    14,821             2,858            27,088               -               -            2,185
       1.700                     4,773             2,017            29,135               -           2,955            2,136
       1.745                     4,184                72             5,149               -               -                -
       1.750                    34,906             8,985            90,661           1,520          29,981            2,329
       1.770                     8,805             4,053            98,419              82           1,052               85
       1.795                    19,079             2,824            81,031               -           2,014           10,405
       1.800                     3,131               748           118,298               -           1,211              426
       1.820                     1,552             1,466             4,723               -               -            1,033
       1.850                    13,805             2,212            19,966               -           1,273            2,111
       1.895                         -                 -                 -               -               -                -
       1.900                     1,937             5,635            11,463               -             805                -
       1.910                     7,318               378             6,438               -               -                -
       1.920                    10,613             6,187            43,191           1,258           1,475            1,625
       1.945                        31                 -            10,198               -               -              503
       1.950                     5,333             2,263            21,491             300           4,784            1,314
       1.960                    29,729             4,337           108,590           1,930           3,041            1,046
       1.970                       517                 -            13,477               -           2,336            1,098
       1.995                     3,913             5,507             2,612               -               -                -
       2.000                    22,598             1,002            29,333             536           2,730            5,241
       2.020                    14,390             4,754            57,975               -          12,567            6,295
       2.045                     2,630                 -             7,300               -          18,290            1,224
       2.050                     7,420             3,579            12,050               -           2,374                -
       2.070                     3,391               525             6,945               -              50                -
       2.095                     1,365               870             8,161           1,122               -              351
       2.100                         -                 -             4,580               -               -            1,605
       2.120                     3,129                 -               195               -               -              185
       2.145                     1,125               837            20,676             185             332              556
       2.150                     1,134                 -             9,981               -               -            1,837
       2.160                    10,741               401            11,996               -           2,749               57
       2.170                     1,860                 -             8,195             235               -                -
       2.195                     1,686               193             3,573               -             202                -
       2.200                     5,376                 -             1,076               -               -                -
       2.210                         -                 -             4,624               -               -                -
       2.220                     1,598             1,525             3,114               -               -                -
       2.245                       221                 -            20,757               -               -                -
       2.250                     7,139                 -             4,885               -           2,385              563
       2.270                     4,335             6,700            31,518             236               -              235


                        JNL/S&P            JNL/S&P                           JNL/S&P          JNL/S&P        JNL/Salomon
                        Managed           Managed          JNL/S&P          Managed           Managed       Brothers High
                      Aggressive        Conservative       Managed          Moderate          Moderate        Yield Bond
                   Growth Portfolio      Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                   ------------------  --------------- ----------------- ---------------  ----------------- ---------------
                   ------------------  --------------- ----------------- ---------------  ----------------- ---------------
 M&E CLASS

       1.100                       -                -                 -               -                  -           2,423
       1.200                       -                -                 -               -                  -               -
       1.250                  84,981                -           118,900           2,409             84,842          11,022
       1.350                  45,654           82,480           232,337          70,087            134,689          24,498
       1.400                  84,078                -           386,627               -            188,491          42,670
       1.500                  46,462              727            82,696               -            108,204           7,993
       1.550                   5,604                -             9,340               -             22,686           2,547
       1.600                 171,501           28,461           363,761          86,153            301,759          17,877
       1.645                      23                -             7,671               -             21,198           1,222
       1.650                  45,364           26,196           113,647          70,507            146,626          94,708
       1.670                  98,669                -            76,220             104            123,852          11,367
       1.700                 172,255                -           134,163          10,581             54,564          24,614
       1.745                     874           10,748            56,311               -             43,607           7,603
       1.750                  81,440           68,928           411,413         256,536            357,310          81,688
       1.770                  35,091            4,887            85,610          79,016             93,449           9,260
       1.795                 210,611                -           105,605               -             56,016          21,192
       1.800                  24,971            1,762            54,699           1,187             22,488           7,695
       1.820                  21,623                -             3,546               -             89,327           7,695
       1.850                  52,044            7,301            58,612          40,954             75,861           9,714
       1.895                       -                -            22,206               -                653               -
       1.900                  38,729            8,966            53,848          17,280            127,657             210
       1.910                  15,513           93,699            12,297          75,222             21,787           4,588
       1.920                 170,530                -           107,914           1,124             56,700          10,696
       1.945                     347                -               570               -                  -           2,939
       1.950                  89,299           14,411           101,508          21,578             29,556           7,008
       1.960                 340,845           16,705           177,439           3,122            154,398          33,563
       1.970                   7,655                -            13,087               -              4,499           6,827
       1.995                   1,045                -            44,020           9,806             47,421             621
       2.000                  40,750           20,896           184,636          32,916            142,985          13,127
       2.020                 107,849           12,710           248,243           9,533            125,615          22,477
       2.045                     388              683             3,094           1,949             19,440          11,036
       2.050                  11,130           14,655            15,119           9,005             32,281           7,958
       2.070                  25,961            2,132             5,393               9             27,898             712
       2.095                  26,053                -            17,032          13,043             59,765           4,978
       2.100                       -            7,245                 -          41,497             40,156               -
       2.120                  39,663                -            63,219          23,952              7,936           6,866
       2.145                   6,178           16,228            45,450           1,836             79,861           4,599
       2.150                  30,344           11,802             9,036               -              2,219           9,815
       2.160                  16,148           17,227                 -          13,048             52,133           4,201
       2.170                  50,930            5,593           122,594          31,948            238,505           6,524
       2.195                  23,937                -             3,364               -              1,951             172
       2.200                     809              819            10,844          17,586             20,692             366
       2.210                  19,113                -            10,094               -             19,295           3,005
       2.220                  13,873                -            32,210          15,143              1,381             309
       2.245                       -                -                 -               -              2,913             963
       2.250                   5,777            2,242            38,755           6,339             11,575           3,003
       2.270                 353,817                -            41,643          14,703             57,897           1,799



                       JNL/Oppenheimer   JNL/Oppenheimer      JNL/PIMCO       JNL/Putnam      JNL/Putnam      JNL/Putnam
                       Global Growth          Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio          Portfolio      Bond Portfolio     Portfolio       Portfolio        Portfolio
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
     M&E CLASS

       2.295                    24,904             6,299            51,421             652             725              816
       2.300                     7,088             1,467            45,910           2,750           4,998            3,487
       2.310                    10,156             2,627            10,492               -           2,487              606
       2.320                     2,982             1,255             7,981             319             663              544
       2.345                       145                 -               888               -               -                -
       2.350                       140                 -                 -               -               -                -
       2.360                         -                 -                 -               -               -                -
       2.370                    19,863                 -            28,618              40               -            1,775
       2.395                     1,924                 -                 -               -             690                -
       2.400                     9,479             1,425                 -               -               -                -
       2.410                         -                 -             2,116               -               -                -
       2.420                    10,771                 -            17,405               -             729                -
       2.445                         -                 -            10,305               -               -                -
       2.450                    17,298            12,321             7,110               -               -                -
       2.460                         -                 -               130               -               -                -
       2.470                         -             3,706             7,091               -               -                -
       2.495                         -                 -               537               -               -                -
       2.500                       120                 -             1,001               -               -               81
       2.510                         -                 -                 -               -               -                -
       2.520                         -                 -                 -               -               -                -
       2.545                         -                 -                 -               -               -                -
       2.550                         -                 -             2,976               -               -                -
       2.560                    14,644             4,927             9,850               -               -                -
       2.570                     1,177                 -             4,737               -               -                -
       2.595                     2,250                 -             6,866               -               -                -
       2.600                         -                 -                 -               -               -                -
       2.610                         -                 -             1,253               -               -                -
       2.620                         -                 -             8,089               -               -                -
       2.645                     1,765                 -                 -               -               -                -
       2.650                       108                 -             5,891               -             788                -
       2.660                     2,493                 -                 -               -               -                -
       2.670                     1,169                 -             4,823             363               -                -
       2.695                         -                 -               156               -               -                -
       2.700                     1,096                 -             1,867               -               -                -
       2.710                         -                 -                 -               -               -                -
       2.720                         -               967             2,583               -               -                -
       2.745                         -                 -                 -               -               -                -
       2.750                         -                 -                 -               -               -                -
       2.760                     1,631                 -                 -               -               -                -
       2.800                       359                36            15,256               -           4,094            1,180
       2.810                     3,167                 -             7,777               -               -                -
       2.820                         -                 -                 -               -               -                -
       2.850                         -                 -                 -               -               -                -
       2.860                         -                 -               515               -               -                -
       2.870                         -                 -             2,178               -               -                -
       2.920                         -                 -               774               -               -                -
       2.945                         -             1,377                 -               -               -                -



                        JNL/S&P            JNL/S&P                           JNL/S&P          JNL/S&P        JNL/Salomon
                        Managed           Managed          JNL/S&P          Managed           Managed       Brothers High
                      Aggressive        Conservative       Managed          Moderate          Moderate        Yield Bond
                   Growth Portfolio      Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                   ------------------  --------------- ----------------- ---------------  ----------------- ---------------
                   ------------------  --------------- ----------------- ---------------  ----------------- ---------------
     M&E CLASS

       2.295                  10,522           25,720            12,578           4,250             46,765           3,448
       2.300                  12,188            1,120            60,955          26,311            113,267          16,554
       2.310                  18,316            3,707            71,245          53,509             40,608           5,615
       2.320                  49,940              187            14,339             224             47,296           1,599
       2.345                      14                -               669               -             13,658             161
       2.350                       -                -                 -             317             10,077           3,422
       2.360                 211,022                -             3,186             613                536               -
       2.370                 249,284                -            91,148          18,701             96,546           9,918
       2.395                   8,333                -             3,356          31,629              3,536               -
       2.400                       -                -               319               -              9,394           4,471
       2.410                       -                -                 -          36,877                  -               -
       2.420                 399,040            4,979            52,052         135,890             84,589             937
       2.445                     433                -             1,106           4,605              8,406               -
       2.450                   2,830            5,440            51,809           7,914             60,366           5,983
       2.460                       -              165               181           3,480              6,815             141
       2.470                   1,470                -             9,037           8,904             28,835           1,490
       2.495                       -                -               612               -                  -               -
       2.500                       -                -             5,641           4,563                  -             529
       2.510                       -                -                 -          21,327             26,814               -
       2.520                       -                -                 -               -              2,052               -
       2.545                       -                -                 -               -              2,901               -
       2.550                   4,376           28,149                 -               -             12,770               -
       2.560                  36,627              874            28,186          14,841             23,020             196
       2.570                   5,136                -            32,170               -             13,164              89
       2.595                       -                -             4,048           1,491              5,216             230
       2.600                       -                -            10,845           4,752                  -               -
       2.610                       -                -            15,688           6,337             12,316               -
       2.620                       -                -                 -           1,441              4,076               -
       2.645                   5,105                -             7,759           2,084                  -           6,624
       2.650                  16,614            1,879            21,983           1,965             53,817               -
       2.660                   2,669            2,419             2,617           7,917                411               -
       2.670                   2,844                -               827               -              6,132           1,111
       2.695                   1,359            6,755             3,257          11,332             19,686               -
       2.700                       -                -                 -               -              9,956           1,130
       2.710                       -                -                 -               -                  -               -
       2.720                       -                -            11,386           9,040                  -               -
       2.745                      74                -               618               -                  -               -
       2.750                       -                -                 -               -                  -               -
       2.760                       -            4,504            20,368               -                  -               -
       2.800                   3,262            4,555                76               -              7,205           4,439
       2.810                       -            4,836               326          26,857                928           3,543
       2.820                     565                -            16,412               -                770               -
       2.850                       -                -                 -               -                  -               -
       2.860                       -            1,239               190           7,743             25,156               -
       2.870                       -              372                 -           3,691                  -               -
       2.920                       -            4,073                 -             987                  -             753
       2.945                     961                -                 -               -                  -               -


                      JNL/Oppenheimer    JNL/Oppenheimer     JNL/PIMCO        JNL/Putnam      JNL/Putnam      JNL/Putnam
                       Global Growth          Growth        Total Return        Equity      Midcap Growth    Value Equity
                         Portfolio          Portfolio      Bond Portfolio     Portfolio       Portfolio        Portfolio
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
     M&E CLASS

       2.950                         -                 -             1,602               -               -                -
       2.960                         -                 -                 -               -               -                -
       2.970                         -                 -                 -               -               -                -
       2.995                         -                 -                 -               -               -                -
       3.050                         -                 -                 -               -               -                -
       3.060                     3,524                 -                 -               -               -                -
       3.095                         -                 -                 -               -               -                -
       3.100                         -                 -                 -               -               -                -
       3.110                         -                 -                 -               -               -                -
       3.120                         -                 -                 -               -               -                -
       3.145                         -                 -                 -               -               -                -
       3.150                         -                 -                 -               -               -                -
       3.170                         -                 -                 -               -               -                -
       3.195                         -                 -                 -               -               -                -
       3.200                         -                 -                 -               -               -                -
       3.220                         -                 -                 -               -               -                -
       3.245                         -                 -                 -               -               -                -
       3.250                         -                 -                 -               -               -                -
       3.270                         -                 -                 -               -               -                -
       3.300                         -                 -                 -               -               -                -
       3.360                         -                 -                 -               -               -                -
       3.370                         -                 -                 -               -               -                -
       3.400                         -                 -                 -               -               -                -
       3.420                         -                 -                 -               -               -                -
       3.445                         -                 -                 -               -               -                -
       3.470                         -                 -                 -               -               -                -
       3.520                         -                 -                 -               -               -                -
       3.595                         -                 -                 -               -               -                -
       3.600                         -                 -                 -               -               -                -
       3.620                         -                 -                 -               -               -                -
       3.645                         -                 -                 -               -               -                -
       3.670                         -                 -                 -               -               -                -
       3.720                         -                 -                 -               -               -                -
       3.820                         -                 -                 -               -               -                -
       4.000                         -                 -                 -               -               -                -



 PERSPECTIVE
  Standard Benefit              87,846            26,014           187,891         266,511          58,999          393,800
 Contract Enhanced
 Benefit                        83,583            36,682           125,622          28,928          45,336          110,414
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------
                      -----------------  ---------------- ----------------- --------------- --------------- ----------------

       Total                   666,780           213,382         1,800,473         314,516         253,951          578,171
                      =================  ================ ================= =============== =============== ================
                      =================  ================ ================= =============== =============== ================



                           JNL/S&P           JNL/S&P                           JNL/S&P           JNL/S&P        JNL/Salomon
                           Managed           Managed          JNL/S&P          Managed           Managed       Brothers High
                         Aggressive        Conservative       Managed          Moderate          Moderate        Yield Bond
                      Growth Portfolio      Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                      ------------------  --------------- ----------------- ---------------  ----------------- ---------------
                      ------------------  --------------- ----------------- ---------------  ----------------- ---------------
     M&E CLASS

       2.950                          -                -                 -               -              5,539             451
       2.960                          -                -                 -               -                  -               -
       2.970                          -                -                 -               -                  -               -
       2.995                          -                -             6,536               -              4,595             452
       3.050                          -                -                 -               -                  -               -
       3.060                          -                -             7,770           1,034              1,193               -
       3.095                        411                -                 -               -                  -               -
       3.100                          -                -                 -               -                  -               -
       3.110                          -                -                 -               -                  -               -
       3.120                          -                -                 -               -                  -               -
       3.145                          -                -                 -               -                  -               -
       3.150                          -                -                 -               -                  -               -
       3.170                          -                -                 -               -                  -               -
       3.195                          -                -             2,129               -                  -               -
       3.200                          -                -                 -               -                  -               -
       3.220                          -                -                 -               -                  -               -
       3.245                          -                -                 -               -                  -               -
       3.250                          -                -                 -               -                  -               -
       3.270                          -                -                 -               -                  -               -
       3.300                          -                -                 -               -                  -               -
       3.360                     10,079                -                 -               -                  -               -
       3.370                          -                -                 -               -                  -               -
       3.400                          -                -                 -               -                  -               -
       3.420                          -                -                 -               -                  -               -
       3.445                          -                -                 -               -                  -               -
       3.470                          -                -                 -               -                  -               -
       3.520                          -                -                 -               -                  -               -
       3.595                          -                -                 -               -                  -               -
       3.600                          -                -                 -               -                  -               -
       3.620                          -                -                 -               -                  -               -
       3.645                          -                -                 -               -                  -               -
       3.670                          -                -                 -               -                  -               -
       3.720                          -                -                 -               -                  -               -
       3.820                          -                -                 -               -                  -               -
       4.000                          -                -                 -               -                  -               -



 PERSPECTIVE
  Standard Benefit              742,158            2,643           702,546          19,295            642,849         184,201
 Contract Enhanced
 Benefit                        752,307           10,719           756,012          48,131            403,202         228,228
                      ------------------  --------------- ----------------- ---------------  ----------------- ---------------
                      ------------------  --------------- ----------------- ---------------  ----------------- ---------------

       Total                  5,165,867          591,838         5,714,755       1,506,225          5,166,600       1,039,865
                      ==================  =============== ================= ===============  ================= ===============
                      ==================  =============== ================= ===============  ================= ===============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of units outstanding as of December 31, 2005 (continued):

                                             JNL/Salomon
                         JNL/Salomon          Brothers
                           Brothers        U.S. Government     JNL/Select       JNL/Select       JNL/Select
                        Strategic Bond        & Quality         Balanced       Global Growth      Large Cap
                          Portfolio        Bond Portfolio       Portfolio        Portfolio     Growth Portfolio
                       -----------------  ------------------ ----------------  --------------  ----------------
                       -----------------  ------------------ ----------------  --------------  ----------------
 M&E CLASS

       1.100                      5,600                   -                -               -                 -
       1.200                          -                   -                -               -                 -
       1.250                      4,298               1,959            4,661               -             1,044
       1.350                     17,140              14,995            8,821             792             3,535
       1.400                      7,539              17,066           10,827               -               286
       1.500                      3,234               4,189            1,931               -                 -
       1.550                      2,009               3,312            1,697               -               244
       1.600                      6,746               3,315            8,785             564             2,466
       1.645                        222                 406            1,722               -                 -
       1.650                     20,598              13,043            7,510              71             7,888
       1.670                      4,541               2,326            5,513               -               757
       1.700                      7,523               7,447            4,964               -             1,415
       1.745                          -               6,123               60               -                 -
       1.750                     27,646              28,725           14,338               -                16
       1.770                      6,271               3,612           27,471             614             1,031
       1.795                      6,263               9,463           11,692               -               357
       1.800                      1,752               1,222            4,324           2,090            22,285
       1.820                          -              12,761              640               -                 -
       1.850                     11,246              11,468           15,764               -                 -
       1.895                          -                   -                -               -                 -
       1.900                     15,618                 442           13,713             345                 -
       1.910                      5,788               3,769              282             109               872
       1.920                     11,150               4,254            5,876               -               507
       1.945                      1,228                 574              507               -                 -
       1.950                      6,222                 609            3,180           2,026             3,206
       1.960                     15,619               3,524           12,248               -             1,802
       1.970                      6,913               1,666            3,898               -               449
       1.995                          -               2,667            1,154               -                 -
       2.000                     19,105               3,658            4,374           1,404             3,467
       2.020                     10,429               7,393           10,976           2,862             1,902
       2.045                      2,130               1,404           10,435             133                 -
       2.050                      9,909               1,039            5,705               -                 -
       2.070                      3,633               5,015              606               -                 -
       2.095                      1,448               4,672              982               -               128
       2.100                      1,710                   -                -               -                 -
       2.120                        152                 409              413               -             2,965
       2.145                      2,511               6,032           17,539               -                 -
       2.150                      4,972               9,291            2,297               -               479
       2.160                      5,407               4,847            2,301           1,021               237
       2.170                     12,762               1,661              899           2,724               486
       2.195                        122               1,887            2,916               -                 -
       2.200                        835                  34              969               -               305
       2.210                          -                   -                -               -                 -
       2.220                        168                 101            2,661               -                 -
       2.245                        312                   -               54               -                 -
       2.250                      2,085               3,528            2,430             345               601
       2.270                      5,853               1,003            6,141               -                 -


                                                           JNL/T.Rowe      JNL/T. Rowe
                       JNL/Select           JNL/            Price         Price Mid-Cap    JNL/T. Rowe
                      Money Market      Select Value     Established         Growth        Price Value
                        Portfolio        Portfolio     Growth Portfolio     Portfolio       Portfolio
                     ----------------  --------------- -----------------  --------------  ---------------
                     ----------------  --------------- -----------------  --------------  ---------------
 M&E CLASS

       1.100                       -            3,325             4,865           1,625            8,298
       1.200                       -                -                 -               -                -
       1.250                       -            6,960             6,950          10,985           24,287
       1.350                  47,529            7,129           231,437         165,797          451,049
       1.400                   9,268            2,683             6,567           8,052           25,139
       1.500                     759            1,934             4,869           4,917           10,412
       1.550                       -              800               695           1,032            3,431
       1.600                   3,820            7,822            29,584          22,283           58,758
       1.645                       -            1,086               256             516            1,451
       1.650                  79,243            3,626            18,760          19,809           61,814
       1.670                  24,303            2,040             4,362          14,710           12,620
       1.700                       -            1,520             3,374           1,520           12,531
       1.745                       -                -               455           1,488              855
       1.750                   2,619            9,948             1,825           6,503           18,930
       1.770                   6,189            2,362             5,084           1,832           19,706
       1.795                  41,654           14,469            11,836           6,562           22,204
       1.800                   9,173            3,355             1,188          21,276           53,889
       1.820                       -            1,413                 -              74              489
       1.850                   2,673            4,768            14,379           8,228           31,420
       1.895                       -                -                 -               -                -
       1.900                       -            3,019             2,681           1,523           10,884
       1.910                   1,563            1,648             2,727           1,885            4,103
       1.920                     769            3,896             5,901          14,610           12,570
       1.945                  12,833              221               922             732              966
       1.950                     988            2,889            13,809          11,817           27,410
       1.960                   7,409           31,764            13,158          14,645           48,572
       1.970                       -            3,263             2,227             607            2,556
       1.995                       -                -                 -           1,086            1,702
       2.000                   7,607            4,313             2,070           7,354           23,753
       2.020                  24,726           11,565            11,595           7,176           43,563
       2.045                   1,675              288             2,126           1,023            5,678
       2.050                   5,186              731             1,962           2,494           13,565
       2.070                       -              296               916           1,336              787
       2.095                  25,870              946             1,647           1,438            5,412
       2.100                   9,152                -             1,252           1,542            4,783
       2.120                       -            1,833                 -           2,064              742
       2.145                       -                -             2,187               -            2,726
       2.150                       -            5,418             7,352           6,204            9,863
       2.160                   9,136              896             3,265           3,212            4,077
       2.170                  22,608            2,252               709           4,042            1,482
       2.195                       -              605               145              45              915
       2.200                      43              147             1,151           1,967            4,434
       2.210                       -                -                 -               -                -
       2.220                       -              706             1,682           2,318            4,332
       2.245                       -               74                 -              40              406
       2.250                     328              445            29,349          17,854           48,510
       2.270                   2,997            6,030             4,350           4,762           16,895



                                             JNL/Salomon
                         JNL/Salomon          Brothers
                           Brothers        U.S. Government     JNL/Select       JNL/Select       JNL/Select       JNL/Select
                        Strategic Bond        & Quality         Balanced       Global Growth      Large Cap      Money Market
                          Portfolio        Bond Portfolio       Portfolio        Portfolio     Growth Portfolio    Portfolio
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------
      M&E CLASS

       2.295                      7,272              10,070            5,516           2,649               511       1,026,415
       2.300                      5,734              12,915            1,668               -             3,813          27,673
       2.310                      4,251               1,206              223               -                 -          18,707
       2.320                        763               4,087            9,591               -               191          97,060
       2.345                         81                 630            2,174               -                 -           7,263
       2.350                          -                   -               79               -                 -               -
       2.360                          -                   -                -               -                 -               -
       2.370                      5,453              10,338           10,924               -             1,799          14,993
       2.395                          -                   -              224               -                 -               -
       2.400                      1,306                   -            2,213           1,894             4,951               -
       2.410                      1,639                   -            1,325               -                 -               -
       2.420                      7,987               1,027            4,332              42             5,841             470
       2.445                        580                 779                -               -                 -               -
       2.450                      1,504                 692              781           6,382            12,525         113,512
       2.460                          -                 120              734               -                 -               -
       2.470                        254               1,508                -               -                 -               -
       2.495                          -                   -                -               -                 -               -
       2.500                        629                 135              249               -                 -               -
       2.510                          -                   -                -               -                 -               -
       2.520                          -                   -                -               -               243               -
       2.545                          -                   -                -               -                 -               -
       2.550                      3,057                   -                -               -                 -               -
       2.560                        141               1,331              111               -             1,053          34,435
       2.570                          -                  75                -               -                 -               -
       2.595                      1,464                   -            3,145               -                 -               -
       2.600                          -                   -                -               -                 -               -
       2.610                          -                   -                -               -                 -             970
       2.620                          -                   -                -               -                 -               -
       2.645                      2,679                   -                -               -                 -          28,152
       2.650                          -               2,546                -               -                 -               -
       2.660                          -                   -            1,860               -                 -               -
       2.670                      1,604                 959                -               -                 -          10,170
       2.695                          -                   -                -               -               458          45,271
       2.700                      1,086                   -              593               -               131             221
       2.710                          -                   -                -               -                 -               -
       2.720                          -                   -            1,350               -               885               -
       2.745                          -                   -                -               -                 -               -
       2.750                          -                   -                -               -                 -               -
       2.760                          -                   -              906               -                 -               -
       2.800                      4,273                   -            2,063               -             3,336               -
       2.810                      1,614                   -            1,624               -                 -           3,327
       2.820                          -                   -                -               -                 -               -
       2.850                          -                   -                -               -                 -               -
       2.860                        400                   -                -               -                 -               -
       2.870                          -                   -                -               -                 -               -
       2.920                          -                 494                -               -               498               -
       2.945                          -                   -                -               -                 -               -


                                          JNL/T.Rowe      JNL/T. Rowe
                         JNL/              Price         Price Mid-Cap   JNL/T. Rowe
                     Select Value       Established         Growth       Price Value
                       Portfolio      Growth Portfolio     Portfolio      Portfolio
                    ----------------  -----------------  -------------- ---------------
                    ----------------  -----------------  -------------- ---------------
      M&E CLASS

       2.295                    454              2,069          10,732          15,731
       2.300                  4,440              6,144           2,501          11,091
       2.310                      -                  -             761           1,351
       2.320                  4,832                978           2,147           4,837
       2.345                    214                 94               2             525
       2.350                      -                491              50               -
       2.360                      -                  -             172               -
       2.370                 13,347              5,945           2,146          22,440
       2.395                      -                402             407           2,495
       2.400                  2,436              5,035           3,485           4,484
       2.410                      -                  -               -               -
       2.420                  3,935              4,392           6,485           5,558
       2.445                      -                  -             330           2,245
       2.450                  5,872              8,374           6,704          10,348
       2.460                     52                  -             170             426
       2.470                    788                618           2,238           1,469
       2.495                      -                312               -           1,104
       2.500                      -                240              43             309
       2.510                      -                  -               -               -
       2.520                  2,571                  -             122             779
       2.545                    418                  -             379               -
       2.550                      -                  -               -           1,484
       2.560                    645                757             745           3,298
       2.570                     72                  -               -             516
       2.595                      -                526             812               -
       2.600                      -                  -              99               -
       2.610                      -                  -               -               -
       2.620                      -                  -               -             547
       2.645                      -                265             629               -
       2.650                  2,980                215           2,547             488
       2.660                      -                  -               -           2,293
       2.670                    782              1,233           1,878           2,484
       2.695                      -                 46               -             833
       2.700                      -                194             496               -
       2.710                      -                  -               -               -
       2.720                  2,409              1,565             459             571
       2.745                      -                  -               -               -
       2.750                      -                  -               -               -
       2.760                      -                  -               -               -
       2.800                      -                  -           2,563          10,366
       2.810                      -                  -               -               -
       2.820                      -                  -               -               -
       2.850                      -                  -               -               -
       2.860                    449                273             235               -
       2.870                      -                  -               -               -
       2.920                  1,077                  -             336               -
       2.945                      -                492             387               -


                                             JNL/Salomon
                         JNL/Salomon          Brothers
                           Brothers        U.S. Government     JNL/Select       JNL/Select       JNL/Select       JNL/Select
                        Strategic Bond        & Quality         Balanced       Global Growth      Large Cap      Money Market
                          Portfolio        Bond Portfolio       Portfolio        Portfolio     Growth Portfolio    Portfolio
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------
      M&E CLASS

       2.950                          -                   -                -               -               949               -
       2.960                          -                   -                -               -                 -               -
       2.970                          -                   -                -               -                 -               -
       2.995                          -                   -                -               -                 -               -
       3.050                          -                   -                -               -                 -               -
       3.060                          -                   -                -               -                 -               -
       3.095                          -                   -                -               -                 -               -
       3.100                          -                   -                -               -                 -               -
       3.110                          -                   -                -               -                 -               -
       3.120                          -                   -                -               -                 -               -
       3.145                          -                   -                -               -                 -               -
       3.150                          -                   -                -               -                 -               -
       3.170                          -                   -                -               -                 -               -
       3.195                          -                   -                -               -                 -               -
       3.200                          -                   -                -               -                 -               -
       3.220                          -                   -                -               -                 -               -
       3.245                          -                   -                -               -                 -               -
       3.250                          -                   -                -               -                 -               -
       3.270                          -                   -                -               -                 -               -
       3.300                          -                   -                -               -                 -               -
       3.360                          -                   -                -               -                 -               -
       3.370                          -                   -                -               -                 -               -
       3.400                          -                   -                -               -                 -               -
       3.420                          -                   -                -               -                 -               -
       3.445                          -                   -                -               -                 -               -
       3.470                          -                   -                -               -                 -               -
       3.520                          -                   -                -               -                 -               -
       3.595                          -                   -                -               -                 -               -
       3.600                          -                   -                -               -                 -               -
       3.620                          -                   -                -               -                 -               -
       3.645                          -                   -                -               -                 -               -
       3.670                          -                   -                -               -                 -               -
       3.720                          -                   -                -               -                 -               -
       3.820                          -                   -                -               -                 -               -
       4.000                          -                   -                -               -                 -               -



 PERSPECTIVE
  Standard Benefit              104,014             228,344          248,099         299,401           490,658         272,537
 Contract Enhanced
 Benefit                         81,199             151,988          115,662             163            36,356          67,849
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------
                       -----------------  ------------------ ----------------  --------------  ----------------  --------------

        Total                   517,693             640,155          658,722         325,631           622,928       2,129,145
                       =================  ================== ================  ==============  ================  ==============
                       =================  ================== ================  ==============  ================  ==============


                                            JNL/T.Rowe       JNL/T. Rowe
                            JNL/              Price         Price Mid-Cap   JNL/T. Rowe
                        Select Value       Established         Growth       Price Value
                          Portfolio      Growth Portfolio     Portfolio      Portfolio
                       ----------------  -----------------  -------------- ---------------
                       ----------------  -----------------  -------------- ---------------
      M&E CLASS

       2.950                       764                  -             539           2,685
       2.960                         -                  -               -               -
       2.970                         -                  -               -             795
       2.995                         -                258             137             468
       3.050                         -                  -               -               -
       3.060                         -                  -           1,300               -
       3.095                         -                  -               -               -
       3.100                         -                  -               -               -
       3.110                         -                  -               -               -
       3.120                         -                  -               -               -
       3.145                         -                  -               -               -
       3.150                         -                  -               -               -
       3.170                         -                  -               -               -
       3.195                         -                  -               -               -
       3.200                         -                  -               -               -
       3.220                         -                  -               -             768
       3.245                         -                  -               -               -
       3.250                         -                  -               -               -
       3.270                         -                  -               -               -
       3.300                         -                  -               -               -
       3.360                         -                  -               -               -
       3.370                         -                  -               -               -
       3.400                         -                  -               -               -
       3.420                         -                  -               -               -
       3.445                         -                  -               -               -
       3.470                         -                  -               -               -
       3.520                         -                  -               -               -
       3.595                         -                  -               -               -
       3.600                         -                  -               -               -
       3.620                         -                  -               -               -
       3.645                         -                  -               -               -
       3.670                         -                  -               -               -
       3.720                         -                  -               -               -
       3.820                         -                  -               -               -
       4.000                         -                  -               -               -



 PERSPECTIVE
  Standard Benefit              28,345            358,440         302,039         189,127
 Contract Enhanced
 Benefit                        10,869            146,831         111,921         173,576
                       ----------------  -----------------  -------------- ---------------
                       ----------------  -----------------  -------------- ---------------

        Total                  246,236          1,005,858         874,981       1,593,460
                       ================  =================  ============== ===============
                       ================  =================  ============== ===============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of net assets as of December 31, 2005:


                         JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger       JNL/Alliance       JNL/Eagle
                         Large Cap      Real Estate       Small Cap          Growth           Capital         Core Equity
                     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
 M&E CLASS

       1.100                 $ 44,330             $ -              $ -         $ 45,972               $ -        $ 119,950
       1.200                        -               -                -                -                 -                -
       1.250                   78,095               -          199,241          108,249                 -           49,213
       1.350                  121,145         108,457           36,996          342,568                 -           91,884
       1.400                  174,372               -          151,544           49,919                 -          132,135
       1.500                   50,063               -           87,048           99,498                 -           33,012
       1.550                    3,476               -                -            9,020                 -           10,716
       1.600                  160,555         112,671           81,105           82,485                 -           85,474
       1.645                    5,432               -              295            1,367                 -                -
       1.650                   75,812         231,550           15,026            5,428                 -           46,048
       1.670                  123,775               -          351,557           36,419                 -           59,077
       1.700                   19,927          22,849           15,544           41,866                 -           48,398
       1.745                    3,732             767            3,363            3,167                 -           38,310
       1.750                  193,597         170,360          208,091           30,874                 -           76,900
       1.770                   58,887           9,707           16,711           39,689                 -           33,068
       1.795                  221,341          20,760           20,023          186,133                 -          227,711
       1.800                   25,055               -            8,935            2,038                 -           13,572
       1.820                        -               -                -                -                 -            3,025
       1.850                   88,958               -           39,521           55,068                 -          143,597
       1.895                        -               -                -                -                 -                -
       1.900                   14,038          22,640                -                -                 -                -
       1.910                   19,919           8,838           21,667           28,293                 -           10,347
       1.920                   98,890               -          338,940           40,666                 -          150,920
       1.945                    9,708               -           18,617                -                 -                -
       1.950                   18,096           9,702           11,341           26,412                 -           25,236
       1.960                  398,922               -          109,557           86,893                 -           85,401
       1.970                   41,121               -            6,906           10,094                 -           48,411
       1.995                  105,328          20,202                -           47,583                 -                -
       2.000                   93,551         125,773           98,495           11,393                 -           23,215
       2.020                  171,807          38,264          162,633           92,209                 -          243,976
       2.045                    8,003               -           22,335            2,995                 -            7,972
       2.050                   19,126          18,143           39,671           38,176                 -            3,164
       2.070                    3,949               -           55,467                -                 -            4,646
       2.095                        -               -                -            6,111                 -           31,255
       2.100                        -               -                -                -                 -                -
       2.120                        -               -                -                -                 -                -
       2.145                        -               -            2,388                -                 -           24,408
       2.150                        -               -           73,970           12,487                 -           14,117
       2.160                   16,352          35,662            1,439            1,133                 -           14,854
       2.170                   25,522           4,849          139,638              549                 -           12,937
       2.195                    2,773               -            2,067            2,266                 -            4,244
       2.200                        -           5,772                -                -                 -                -
       2.210                        -          50,910                -                -                 -                -
       2.220                    6,252             871                -                -                 -           13,758
       2.245                    1,196               -                -            1,213                 -            2,266
       2.250                   18,217               -           17,415           10,923                 -                -
       2.270                   13,759               -           40,279            9,404                 -           80,627


                                                                             JNL/Franklin
                        JNL/Eagle           JNL/FMR          JNL/FMR          Templeton       JNL/Goldman      JNL/JPMorgan
                        SmallCap           Balanced      Capital Growth       Small Cap      Sachs Mid Cap     International
                    Equity Portfolio       Portfolio        Portfolio      Value Portfolio  Value Portfolio   Equity Portfolio
                    ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
                    ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
 M&E CLASS

       1.100                 $ 22,974               $ -              $ -               $ -              $ -               $ -
       1.200                        -                 -                -                 -                -                 -
       1.250                  148,160           137,680          115,162                 -                -            28,573
       1.350                   41,826           131,786           27,089            44,915           12,495           125,987
       1.400                   84,147           333,421           11,744                 -                -            77,653
       1.500                   61,909            35,683            3,582                 -                -            31,173
       1.550                    2,063             2,913                -                 -                -                 -
       1.600                  104,675            91,305           23,960            26,571           10,085            58,325
       1.645                    5,882                 -            5,517                 -                -                 -
       1.650                   16,216            48,093                -            17,279           13,503            54,004
       1.670                   34,181            35,688                -                 -                -            14,510
       1.700                    5,994            73,396           42,540             9,248                -                 -
       1.745                        -             1,468                -                 -                -                 -
       1.750                  285,398           504,740           10,724            22,719           22,981            32,247
       1.770                   18,865           159,862            4,670             1,665                -             6,528
       1.795                    7,128           302,535            9,539            19,980           30,600            61,544
       1.800                    1,763            21,246                -                 -                -            13,878
       1.820                        -                 -                -                 -                -                 -
       1.850                   20,241           183,033                -            43,997            4,997            57,638
       1.895                        -                 -                -                 -                -                 -
       1.900                    9,171           124,197           31,882                 -            2,647             8,530
       1.910                    5,816            12,533            8,701             2,336            2,356            15,922
       1.920                   19,673           133,616                -                 -           42,084            14,750
       1.945                        -             6,254                -                 -                -                 -
       1.950                   13,408            31,362            4,115                 -                -                 -
       1.960                  217,445           265,352           49,509                 -                -            83,320
       1.970                    1,855           104,801            7,238                 -                -                 -
       1.995                        -                 -                -                 -            8,888            23,453
       2.000                   67,762           117,689           20,571           103,780           27,963            49,859
       2.020                  144,758           145,718           25,336            14,722                -            38,353
       2.045                        -            34,076            2,974            11,049           11,085           152,348
       2.050                      619            81,661           11,557             1,566           46,743            19,608
       2.070                        -            50,339            4,015            11,744                -             3,608
       2.095                        -            25,338            9,045                 -                -            15,515
       2.100                        -                 -                -                 -                -                 -
       2.120                   80,578            11,687                -                 -                -                 -
       2.145                   30,286            69,240                -                 -            4,686             1,931
       2.150                   77,828             1,052                -                 -                -            37,658
       2.160                   14,145            43,633                -            12,099           26,605            42,138
       2.170                   11,359           160,661            5,059             7,074               25            69,645
       2.195                       52            44,733                -                 -                -                 -
       2.200                    3,698            26,601                -                 -                -                 -
       2.210                        -            61,219                -                 -                -                 -
       2.220                        -                 -              864               566                -            11,434
       2.245                        -            12,152                -                 -                -                 -
       2.250                        -            23,139                -                 -                -                 -
       2.270                    8,399             8,261            9,297                 -                -             1,067



                         JNL/AIM           JNL/AIM         JNL/AIM          JNL/Alger       JNL/Alliance       JNL/Eagle
                         Large Cap      Real Estate       Small Cap          Growth           Capital         Core Equity
                     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
     M&E CLASS

       2.295                $ 805,718             $ -         $ 27,437        $ 201,007               $ -         $ 55,122
       2.300                   65,798          16,457           10,434           28,389                              9,011
       2.310                        -           8,893                -           12,322                 -                -
       2.320                    6,334           6,159                -                -                 -          193,841
       2.345                    2,880               -                -                -                 -                -
       2.350                        -               -                -                -                                  -
       2.360                        -               -            3,660                -                 -                -
       2.370                   53,029             811            6,928           29,910                            143,921
       2.395                        -               -                -           22,091                 -                -
       2.400                        -          18,011                -                -                 -                -
       2.410                        -               -                -                -                 -                -
       2.420                   21,804           9,231           69,203           27,479                 -           77,793
       2.445                        -               -                -                -                 -                -
       2.450                   19,158             150           40,488            4,309                             11,274
       2.460                        -          17,307                -                -                 -                -
       2.470                    6,731               -            6,916                -                 -                -
       2.495                        -               -                -                -                 -                -
       2.500                    2,041               -                -                -                 -            4,938
       2.510                        -               -                -                -                 -                -
       2.520                        -               -                -                -                 -                -
       2.545                        -               -                -                -                 -                -
       2.550                        -               -                -                -                 -                -
       2.560                        -           6,909           11,046                -                 -           10,826
       2.570                      607               -                -                -                 -                -
       2.595                   26,277           5,212               57           13,243                 -                -
       2.600                        -               -                -                -                 -                -
       2.610                        -               -                -                -                 -                -
       2.620                        -               -                -                -                 -                -
       2.645                    6,187               -                -                -                 -            3,033
       2.650                   36,152               -            6,758                -                 -                -
       2.660                        -               -                -                -                 -                -
       2.670                   41,047           6,972           21,652            1,081                 -            9,522
       2.695                   13,931               -           14,313                -                 -                -
       2.700                        -           3,122                -                -                 -                -
       2.710                        -               -                -                -                 -                -
       2.720                    9,328               -                -            8,054                                  -
       2.745                        -               -                -                -                 -                -
       2.750                        -               -                -                -                 -                -
       2.760                        -               -                -                -                 -                -
       2.800                        -          26,025           24,268                -                 -            8,433
       2.810                        -               -                -                -                 -                -
       2.820                        -               -                -                -                 -                -
       2.850                        -               -                -                -                 -                -
       2.860                        -               -                -                -                 -                -
       2.870                        -               -                -                -                 -                -
       2.920                        -               -                -                -                 -                -
       2.945                        -               -                -                -                 -                -


                                                                             JNL/Franklin
                         JNL/Eagle           JNL/FMR          JNL/FMR          Templeton       JNL/Goldman      JNL/JPMorgan
                         SmallCap           Balanced      Capital Growth       Small Cap      Sachs Mid Cap     International
                     Equity Portfolio       Portfolio        Portfolio      Value Portfolio  Value Portfolio   Equity Portfolio
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
     M&E CLASS

       2.295                  $ 44,930          $ 81,783          $ 8,920               $ -         $ 53,622          $ 11,510
       2.300                         -           190,736            4,884            10,714           32,787            56,377
       2.310                         -            24,626           14,841            38,517            4,473             4,432
       2.320                         -           193,932                -                 -                -             9,725
       2.345                     1,460            83,988            1,520                80           12,541                 -
       2.350                         -            47,993                -                 -                -                 -
       2.360                     3,690                 -                -                 -                -                 -
       2.370                    59,287            76,289           85,439               519                -            38,135
       2.395                         -                 -                -                 -                -                 -
       2.400                         -           118,601           53,300                 -                -                 -
       2.410                         -                 -                -                 -                -                 -
       2.420                    42,928            84,687              580            10,035            5,921            19,316
       2.445                         -                 -                -                 -                -            10,787
       2.450                    37,213            23,559            8,566               147           35,837            32,941
       2.460                         -                 -                -                 -                -            11,002
       2.470                         -                 -                -                 -                -                 -
       2.495                         -            16,658                -                 -                -                 -
       2.500                         -             2,063                -                 -                -            33,142
       2.510                         -                 -                -                 -                -                 -
       2.520                     5,437                 -                -                 -                -                 -
       2.545                     4,405                 -                -                 -                -                 -
       2.550                         -                 -                -                 -                -                 -
       2.560                    13,544           395,119                -            44,907                -            14,452
       2.570                         -             1,228                -                 -                -             1,306
       2.595                         -                 -                -             2,193            4,372                 -
       2.600                         -                 -                -                 -                -                 -
       2.610                         -                 -                -             8,150                -             8,372
       2.620                         -                 -                -                 -                -             7,020
       2.645                         -                 -                -                 -                -                 -
       2.650                         -            10,200                -                 -                -            41,348
       2.660                         -             5,032                -                 -                -                 -
       2.670                    38,960                 -            8,021             4,615                -             4,621
       2.695                         -                 -                -                 -                -                 -
       2.700                         -             6,137            8,087                 -                -                 -
       2.710                         -                 -                -                 -                -                 -
       2.720                    20,442            39,599                -                 -           10,221            14,820
       2.745                         -                 -                -                 -                -                 -
       2.750                         -                 -                -                 -                -                 -
       2.760                         -                 -                -                 -                -                 -
       2.800                    30,806            56,742                -                 -                -            68,984
       2.810                         -                 -                -                 -                -                 -
       2.820                         -                 -                -                 -                -                 -
       2.850                         -                 -                -                 -                -                 -
       2.860                         -             6,431                -             6,271                -                 -
       2.870                         -                 -                -                 -                -            14,258
       2.920                    10,815                 -                -                 -                -                 -
       2.945                         -                 -                -                 -                -                 -



                         JNL/AIM          JNL/AIM          JNL/AIM         JNL/Alger       JNL/Alliance       JNL/Eagle
                         Large Cap      Real Estate       Small Cap          Growth           Capital         Core Equity
                     Growth Portfolio    Portfolio     Growth Portfolio    Portfolio      Growth Portfolio    Portfolio
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
     M&E CLASS

       2.950                      $ -         $ 5,531              $ -              $ -               $ -              $ -
       2.960                        -               -                -                -                 -                -
       2.970                        -               -                -                -                 -                -
       2.995                        -               -                -                -                 -                -
       3.050                        -               -                -                -                 -                -
       3.060                        -               -           40,264                -                 -                -
       3.095                        -               -                -                -                 -                -
       3.100                        -               -                -                -                 -                -
       3.110                        -               -                -                -                 -                -
       3.120                        -               -                -                -                 -                -
       3.145                        -               -                -                -                 -                -
       3.150                        -               -                -                -                 -                -
       3.170                        -               -                -                -                 -                -
       3.195                        -               -                -                -                 -                -
       3.200                        -               -                -                -                 -                -
       3.220                        -               -                -                -                 -                -
       3.245                        -               -                -                -                 -                -
       3.250                        -               -                -                -                 -                -
       3.270                        -               -                -                -                 -                -
       3.300                        -               -                -                -                 -                -
       3.360                        -               -                -                -                 -                -
       3.370                        -               -                -                -                 -                -
       3.400                        -               -                -                -                 -                -
       3.420                        -               -                -                -                 -                -
       3.445                        -               -                -                -                 -                -
       3.470                        -               -                -                -                 -                -
       3.520                        -               -                -                -                 -                -
       3.595                        -               -                -                -                 -                -
       3.600                        -               -                -                -                 -                -
       3.620                        -               -                -                -                 -                -
       3.645                        -               -                -                -                 -                -
       3.670                        -               -                -                -                 -                -
       3.720                        -               -                -                -                 -                -
       3.820                        -               -                -                -                 -                -
       4.000                        -               -                -                -                 -                -



 PERSPECTIVE
  Standard Benefit            740,649           7,418          527,621        4,748,248                 -        1,076,787
 Contract Enhanced
 Benefit                      279,597          21,902          278,643          580,057                 -          893,499
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------
                     ----------------- --------------- ----------------  ---------------  ----------------  ---------------

       Total              $ 4,672,349     $ 1,178,857      $ 3,487,513      $ 7,244,750               $ -      $ 4,511,844
                     ================= =============== ================  ===============  ================  ===============
                     ================= =============== ================  ===============  ================  ===============



                                                                             JNL/Franklin
                         JNL/Eagle           JNL/FMR          JNL/FMR          Templeton       JNL/Goldman      JNL/JPMorgan
                         SmallCap           Balanced      Capital Growth       Small Cap      Sachs Mid Cap     International
                     Equity Portfolio       Portfolio        Portfolio      Value Portfolio  Value Portfolio   Equity Portfolio
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
     M&E CLASS

       2.950                       $ -               $ -              $ -               $ -              $ -          $ 11,381
       2.960                         -                 -                -                 -                -                 -
       2.970                         -                 -                -                 -                -                 -
       2.995                         -            11,124                -                 -                -                 -
       3.050                         -                 -                -                 -                -                 -
       3.060                         -                 -                -                 -                -                 -
       3.095                         -                 -                -                 -                -                 -
       3.100                         -                 -                -                 -                -                 -
       3.110                         -                 -                -                 -                -                 -
       3.120                         -                 -                -                 -                -                 -
       3.145                         -                 -                -                 -                -                 -
       3.150                         -                 -                -                 -                -                 -
       3.170                         -                 -                -                 -                -                 -
       3.195                         -                 -                -                 -                -                 -
       3.200                         -                 -                -                 -                -                 -
       3.220                         -                 -                -                 -                -                 -
       3.245                         -                 -                -                 -                -                 -
       3.250                         -                 -                -                 -                -                 -
       3.270                         -                 -                -                 -                -                 -
       3.300                         -                 -                -                 -                -                 -
       3.360                         -                 -                -                 -                -                 -
       3.370                         -                 -                -                 -                -                 -
       3.400                         -                 -                -                 -                -                 -
       3.420                         -                 -                -                 -                -                 -
       3.445                         -                 -                -                 -                -                 -
       3.470                         -                 -                -                 -                -                 -
       3.520                         -                 -                -                 -                -                 -
       3.595                         -                 -                -                 -                -                 -
       3.600                         -                 -                -                 -                -                 -
       3.620                         -                 -                -                 -                -                 -
       3.645                         -                 -                -                 -                -                 -
       3.670                         -                 -                -                 -                -                 -
       3.720                         -                 -                -                 -                -                 -
       3.820                         -                 -                -                 -                -                 -
       4.000                         -                 -                -                 -                -                 -



 PERSPECTIVE
  Standard Benefit           2,094,504         2,366,812        4,426,280            19,531           10,129         1,779,525
 Contract Enhanced
 Benefit                       345,192         1,197,182          538,703            25,213            5,808           345,487
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------
                     ------------------  ---------------- ----------------  ---------------- ----------------  ----------------

       Total               $ 4,321,887       $ 8,698,684      $ 5,603,831         $ 522,202        $ 443,454       $ 3,690,140
                     ==================  ================ ================  ================ ================  ================
                     ==================  ================ ================  ================ ================  ================


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of net assets as of December 31, 2005 (continued):


                        JNL/JPMorgan         JNL/              JNL/          JNL/MCM          JNL/MCM           JNL/MCM
                        International   Lazard Mid Cap   Lazard Small Cap       25          Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio    Portfolio        Portfolio      Sector Portfolio
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
 M&E CLASS

        1.100                 $ 82,458         $ 24,467          $ 34,678           $ -          $ 21,014               $ -
        1.200                        -                -                 -             -            11,398                 -
        1.250                  137,148          103,451            69,113       128,066            86,781            81,197
        1.350                  456,459          454,994           212,209       753,957           614,935             5,816
        1.400                  104,265          110,486           149,865       675,070            41,284            13,055
        1.500                   39,890          100,713           106,184       243,773            41,273               794
        1.550                    7,794              991            16,844        71,385            27,830                 -
        1.600                   94,564          259,931           149,239     1,022,105           550,957            30,506
        1.645                    6,704           11,122             9,170         8,038             6,321                 -
        1.650                  207,278          230,489            75,721       402,211           926,539                 -
        1.670                   83,495          493,552           449,757       248,703            25,035                 -
        1.700                  160,098           92,748            41,438       759,226            82,834             4,496
        1.745                        -           16,335             4,634        78,382            20,308                 -
        1.750                  459,821          557,400           110,875     1,767,886           846,104             2,104
        1.770                   45,761           52,108            50,711       323,773           171,235                 -
        1.795                   73,138          165,338           163,626     1,121,589            30,128            22,921
        1.800                   19,490          610,836            41,015       344,402           203,562            14,053
        1.820                    2,306           14,470                 -             -                 -                 -
        1.850                   95,560           74,879            78,032       138,819           194,939                 -
        1.895                        -                -                 -        28,012            44,988                 -
        1.900                   12,147          128,613            13,727       540,912           379,359            20,703
        1.910                   31,529           41,022            25,174       154,238            11,717                 -
        1.920                    7,590          420,330           373,712     1,319,771           105,652            54,428
        1.945                   18,279           15,909            32,643        42,631             2,221                 -
        1.950                   15,724           83,298            54,756       332,747            79,760            50,486
        1.960                  215,702          282,143           211,681     2,337,559            43,712                 -
        1.970                    5,155          119,176            25,534        73,595             5,407                 -
        1.995                    5,871            5,470            27,234        27,592                 -                 -
        2.000                  157,516          238,487           140,288       663,486           285,141             7,706
        2.020                  149,722          263,217           131,759     1,333,864           357,558            16,600
        2.045                   13,823           11,825            97,056       589,735           156,475                 -
        2.050                   37,196          111,903            45,944       329,503           287,443                 -
        2.070                  289,123            2,036             1,953       271,016           752,571             5,833
        2.095                   16,045           44,246            35,094        53,355             8,065                 -
        2.100                        -                -                 -        53,986           177,067                 -
        2.120                  108,739           13,547             8,799       331,235            10,899                 -
        2.145                   12,094            8,687            29,640        12,080             7,510                 -
        2.150                   63,393           76,621            25,960       329,839             5,633                 -
        2.160                   96,368           84,992            24,169       401,241            36,599            19,006
        2.170                   65,385           50,291            30,558       305,460            57,309                 -
        2.195                      535            7,542             7,299             -            73,854                 -
        2.200                    5,656           80,587             8,599        73,312           196,299                 -
        2.210                   34,366                -                 -        85,536            43,911                 -
        2.220                    4,753           18,517            31,596        20,956             4,355                 -
        2.245                        -            1,318             1,218        36,901             1,059                 -
        2.250                    8,799          159,511            54,865       258,154            17,528                 -
        2.270                   56,004           51,806            47,258       169,520           272,600                 -


                                              JNL/MCM
                          JNL/MCM            Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                      Consumer Brands     S&P 500 Stock       Financial         Global        Healthcare     International
                      Sector Portfolio   Index Portfolio   Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                     ------------------- ----------------- ---------------- --------------- ---------------- ---------------
                     ------------------- ----------------- ---------------- --------------- ---------------- ---------------
 M&E CLASS

        1.100                       $ -          $ 55,539              $ -             $ -              $ -             $ -
        1.200                         -                 -                -               -                -          13,095
        1.250                     1,434            91,276            3,500         265,411           15,359         155,169
        1.350                    30,604           161,001           16,382         813,247           96,736         923,874
        1.400                     2,759           129,666                -         452,317           24,278          28,644
        1.500                     3,303            93,438            9,489         260,373           57,562          33,502
        1.550                    12,598            33,338           14,167          61,090                -          10,439
        1.600                    48,528           101,326           34,334       1,299,660          193,017         679,567
        1.645                         -                 -                -           7,308                -          46,184
        1.650                    10,488            85,782           63,446         443,376          116,075       1,823,182
        1.670                    19,553            96,290              975         219,148           15,740          34,972
        1.700                         -            51,771                -         955,411          238,902         149,509
        1.745                         -                 -                -         111,718              604           2,133
        1.750                    21,482           258,679           58,282       1,631,327          296,624       1,188,795
        1.770                     4,136           135,038              364         279,303           23,199         183,321
        1.795                         -            18,255                -         377,522              105          62,778
        1.800                    36,352            10,784           40,878         285,491           14,186         903,095
        1.820                         -                 -                -               -                -               -
        1.850                    63,993            70,480           26,116         191,762          205,116          87,615
        1.895                         -            19,222                -          28,044                -          11,070
        1.900                     2,813             2,611            5,976         635,731           47,308       2,094,372
        1.910                     1,841            12,669                -         172,329           40,197         264,518
        1.920                     3,316            13,528            6,102         761,427           14,401          99,752
        1.945                         -             6,368                -          82,658            9,309           2,750
        1.950                    41,679            40,135           32,247         468,073          355,722         165,956
        1.960                     4,366            99,714                -       1,095,873           32,321         206,038
        1.970                         -            20,393           12,744         102,467           10,461         107,311
        1.995                         -                 -                -          37,489           25,831           1,630
        2.000                   107,689            82,678           78,513         761,350          816,104         336,373
        2.020                         -           216,138           23,516         823,152           52,323         285,604
        2.045                         -           324,263           10,040         733,199           83,974         226,586
        2.050                         -            38,005                -         378,642           39,793         599,655
        2.070                     5,935            27,967           31,281         106,427           77,608         479,135
        2.095                         -             6,788                -          63,784           17,778           1,051
        2.100                         -                 -                -          85,382                -          55,172
        2.120                         -                 -                -         346,146           91,163          15,006
        2.145                     4,644                 -           10,505          17,891                -          43,174
        2.150                         -            16,111                -         339,911           60,402          22,539
        2.160                    12,740             1,029            7,673         271,461          109,027          22,007
        2.170                     8,085            28,124           22,085         208,873           58,418          95,874
        2.195                     2,323                 -            2,520          81,110            3,507         140,622
        2.200                         -                 -                -          90,864                -         278,792
        2.210                         -                 -                -          85,547           51,574         302,558
        2.220                         -            46,924                -          22,507            3,153          42,562
        2.245                         -            11,476                -          95,542                -               -
        2.250                    16,198            37,695            2,808         299,682           10,400         185,912
        2.270                         -           112,514                -         377,106           12,961         235,061


                         JNL/JPMorgan        JNL/              JNL/           JNL/MCM          JNL/MCM          JNL/MCM
                        International   Lazard Mid Cap   Lazard Small Cap       25          Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio    Portfolio        Portfolio      Sector Portfolio
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
      M&E CLASS

        2.295                 $ 53,645        $ 196,546         $ 170,960     $ 466,725         $ 215,698               $ -
        2.300                   69,553          117,543           136,217       272,689           141,922                 -
        2.310                   95,307           49,616            41,669       104,161            32,597                 -
        2.320                   43,865           51,225            18,145       124,868           189,908             5,937
        2.345                   19,160            3,228             1,462        54,140             3,241                 -
        2.350                    1,709            1,709             1,709        20,046                 -                 -
        2.360                   14,792                -                 -           474             7,382                 -
        2.370                   79,754          190,368           144,241        91,155           416,007             2,326
        2.395                        -                -                 -        77,912                 -                 -
        2.400                   79,211           62,503           114,436        14,479            19,916                 -
        2.410                        -                -                 -        61,801                 -                 -
        2.420                  270,164          130,081           100,202       436,019           266,283            31,094
        2.445                    2,715           10,638                 -        27,954           110,651                 -
        2.450                  105,726          133,662           242,207        55,686                 -                 -
        2.460                   11,282            2,768             2,712        13,213            19,786            11,049
        2.470                   40,926            7,289            32,340        10,506            93,508                 -
        2.495                        -           15,615            14,001        35,162            32,903                 -
        2.500                        -           25,526            23,326             -            35,019                 -
        2.510                        -                -                 -       174,189                 -                 -
        2.520                        -                -                 -        10,120                 -                 -
        2.545                        -           37,035                 -        40,697                 -                 -
        2.550                        -                -                 -             -                 -                 -
        2.560                   12,524           48,347            25,082        28,046             4,083             2,682
        2.570                    8,291           76,169             8,008        69,015            51,186                 -
        2.595                    6,624               57                 -         8,118                 -                 -
        2.600                        -                -                 -             -             7,524                 -
        2.610                        -            8,203                 -             -            16,731                 -
        2.620                   35,447           27,189            26,926             -                 -                 -
        2.645                    3,723           10,144             9,673       103,500                 -                 -
        2.650                    4,052            4,048            35,980         4,826            17,079                 -
        2.660                        -           29,447                 -             -                 -                 -
        2.670                   15,641           78,219            30,885        85,815            34,930                 -
        2.695                        -          104,771                 -        87,469            38,010                 -
        2.700                        -           11,276            15,079             -                 -                 -
        2.710                        -                -                 -             -                 -                 -
        2.720                   41,110           37,690                 -       100,671           149,659                 -
        2.745                        -                -                 -             -                 -                 -
        2.750                        -                -                 -             -                 -                 -
        2.760                        -                -                 -         4,303                 -                 -
        2.800                    7,946           38,125            46,277        43,456                 -                 -
        2.810                   19,065                -                 -           709                 -                 -
        2.820                        -                -                 -         9,523             9,284                 -
        2.850                        -                -                 -             -                 -                 -
        2.860                        -                -                 -             -            32,105                 -
        2.870                   14,438           13,880            13,746             -                 -                 -
        2.920                   24,122           32,030                 -        52,665            10,126                 -
        2.945                        -                -                 -             -                 -                 -



                                               JNL/MCM
                           JNL/MCM            Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                       Consumer Brands     S&P 500 Stock       Financial         Global        Healthcare     International
                       Sector Portfolio   Index Portfolio   Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                      ------------------- ----------------- ---------------- --------------- ---------------- ---------------
                      ------------------- ----------------- ---------------- --------------- ---------------- ---------------
      M&E CLASS

        2.295                        $ -          $ 16,739         $ 17,168       $ 174,616        $ 153,806       $ 249,204
        2.300                     60,583            57,942                -         246,739          297,515         227,229
        2.310                          -                 -            7,292         168,892           43,571         210,774
        2.320                          -            35,043           67,209         249,200           57,532         328,947
        2.345                          -                 -                -          60,968                -          14,143
        2.350                          -            11,390                -          21,533                -               -
        2.360                          -                 -                -             548                -          73,963
        2.370                     15,489            29,928           87,988         201,887           33,138         383,317
        2.395                          -             1,865                -         106,343                -           4,593
        2.400                          -            52,258                -          17,191                -         123,800
        2.410                          -                 -                -               -           28,630               -
        2.420                     17,625            83,278           41,467         719,958           96,878         310,668
        2.445                          -            10,000                -          17,471                -         170,774
        2.450                      6,244           108,344                -          51,420           16,175         262,660
        2.460                          -                 -                -          25,762           16,266          56,611
        2.470                          -            10,131           25,245          30,466           34,788         112,782
        2.495                          -             7,433                -          40,280                -               -
        2.500                          -                 -                -          28,706           11,804          38,603
        2.510                          -                 -                -               -                -               -
        2.520                          -            10,027                -          35,082                -               -
        2.545                          -                 -                -          66,276                -          43,475
        2.550                          -            19,080                -               -                -               -
        2.560                      2,320                 -            2,736          65,640           13,852          98,227
        2.570                          -                 -            8,205          72,739           10,349          45,896
        2.595                          -                 -                -          34,141           12,770          56,966
        2.600                          -                 -                -           1,652                -           3,288
        2.610                          -                 -            8,583               -            8,111          18,495
        2.620                          -                 -           34,162               -           33,763          27,373
        2.645                          -                 -                -         168,230                -          26,113
        2.650                          -             4,338                -          10,570                -          17,959
        2.660                          -                 -                -               -                -          13,960
        2.670                          -                 -           10,869         142,505           10,960           1,061
        2.695                          -                 -                -         105,305                -          40,039
        2.700                          -                 -            6,320               -           10,229               -
        2.710                          -                 -                -               -                -               -
        2.720                          -                 -                -          50,731            7,181         140,783
        2.745                          -                 -                -               -                -               -
        2.750                          -                 -                -               -                -               -
        2.760                          -                 -            3,771           4,849            3,903          18,358
        2.800                          -                 -                -          50,773                -               -
        2.810                          -                 -            9,273             709           47,631           4,153
        2.820                          -                 -                -          10,821                -           3,443
        2.850                          -                 -                -               -                -               -
        2.860                      6,306                 -            6,354               -            6,471           1,194
        2.870                          -                 -           13,716               -           13,737               -
        2.920                          -                 -                -          60,849                -               -
        2.945                          -                 -                -               -                -               -



                        JNL/JPMorgan         JNL/              JNL/          JNL/MCM          JNL/MCM           JNL/MCM
                        International   Lazard Mid Cap   Lazard Small Cap       25          Bond Index      Communications
                       Value Portfolio  Value Portfolio  Value Portfolio    Portfolio        Portfolio      Sector Portfolio
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
      M&E CLASS

        2.950                      $ -              $ -           $ 5,382           $ -               $ -               $ -
        2.960                        -                -                 -             -                 -                 -
        2.970                        -                -                 -             -                 -                 -
        2.995                    4,822                -                 -             -                 -                 -
        3.050                        -                -                 -             -                 -                 -
        3.060                        -           40,165                 -             -                 -                 -
        3.095                        -                -                 -             -                 -                 -
        3.100                        -                -                 -             -                 -                 -
        3.110                        -                -                 -             -                 -                 -
        3.120                        -                -                 -             -                 -                 -
        3.145                        -                -                 -             -                 -                 -
        3.150                        -                -                 -             -                 -                 -
        3.170                        -                -                 -             -                 -                 -
        3.195                        -                -                 -             -                 -                 -
        3.200                        -                -                 -             -                 -                 -
        3.220                        -                -                 -             -                 -                 -
        3.245                        -                -                 -             -                 -                 -
        3.250                        -                -                 -             -                 -                 -
        3.270                        -                -                 -             -                 -                 -
        3.300                        -                -                 -             -                 -                 -
        3.360                        -           88,265                 -             -                 -                 -
        3.370                        -                -                 -             -                 -                 -
        3.400                        -                -                 -             -                 -                 -
        3.420                        -                -                 -             -                 -                 -
        3.445                        -                -                 -             -                 -                 -
        3.470                        -                -                 -             -                 -                 -
        3.520                        -                -                 -             -                 -                 -
        3.595                        -                -                 -             -                 -                 -
        3.600                        -                -                 -             -                 -                 -
        3.620                        -                -                 -             -                 -                 -
        3.645                        -                -                 -             -                 -                 -
        3.670                        -                -                 -             -                 -                 -
        3.720                        -                -                 -             -                 -                 -
        3.820                        -                -                 -             -                 -                 -
        4.000                        -                -                 -             -                 -                 -



 PERSPECTIVE
  Standard Benefit             472,047          834,199           984,243       565,378           139,823            54,642
 Contract Enhanced
 Benefit                       608,090          542,417           381,474       105,368           119,274            20,007
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------
                       ---------------- ---------------- ----------------- -------------  ----------------  ----------------

        Total              $ 5,673,494      $ 8,755,397       $ 5,876,009  $ 21,624,529       $ 9,541,804         $ 477,441
                       ================ ================ ================= =============  ================  ================
                       ================ ================ ================= =============  ================  ================


                                               JNL/MCM
                            JNL/MCM            Enhanced          JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                        Consumer Brands     S&P 500 Stock       Financial         Global        Healthcare     International
                        Sector Portfolio   Index Portfolio   Sector Portfolio  15 Portfolio   Sector Portfolio Index Portfolio
                       ------------------- ----------------- ---------------- --------------- ---------------- ---------------
                       ------------------- ----------------- ---------------- --------------- ---------------- ---------------
      M&E CLASS

        2.950                         $ -               $ -              $ -             $ -              $ -             $ -
        2.960                           -                 -                -               -                -               -
        2.970                           -            19,726                -               -                -               -
        2.995                           -                 -                -               -                -               -
        3.050                           -                 -                -               -                -               -
        3.060                           -                 -                -               -                -               -
        3.095                           -                 -                -               -                -               -
        3.100                           -                 -                -               -                -               -
        3.110                           -                 -                -               -                -               -
        3.120                           -                 -                -               -                -               -
        3.145                           -                 -                -               -                -               -
        3.150                           -                 -                -               -                -               -
        3.170                           -                 -                -               -                -               -
        3.195                           -                 -                -               -                -               -
        3.200                           -                 -                -               -                -               -
        3.220                           -             9,488                -               -                -               -
        3.245                           -                 -                -               -                -               -
        3.250                           -                 -                -               -                -               -
        3.270                           -                 -                -               -                -               -
        3.300                           -                 -                -               -                -               -
        3.360                           -                 -                -         119,028                -               -
        3.370                           -                 -                -               -                -               -
        3.400                           -                 -                -               -                -               -
        3.420                           -                 -                -               -                -               -
        3.445                           -                 -                -               -                -               -
        3.470                           -                 -                -               -                -               -
        3.520                           -                 -                -               -                -               -
        3.595                           -                 -                -               -                -               -
        3.600                           -                 -                -               -                -               -
        3.620                           -                 -                -               -                -               -
        3.645                           -                 -                -               -                -               -
        3.670                           -                 -                -               -                -               -
        3.720                           -                 -                -               -                -               -
        3.820                           -                 -                -               -                -               -
        4.000                           -                 -                -               -                -               -



 PERSPECTIVE
  Standard Benefit                 49,842           186,757           37,173         547,200           83,768         577,135
 Contract Enhanced
 Benefit                                -           185,598           43,231         245,884           49,718         636,048
                       ------------------- ----------------- ---------------- --------------- ---------------- ---------------
                       ------------------- ----------------- ---------------- --------------- ---------------- ---------------

        Total                   $ 625,268       $ 3,416,380        $ 944,705    $ 20,182,095      $ 4,423,784    $ 16,988,988
                       =================== ================= ================ =============== ================ ===============
                       =================== ================= ================ =============== ================ ===============


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of net assets as of December 31, 2005 (continued):


                         JNL/MCM         JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM
                          JNL 5          Nasdaq(R)         Oil & Gas      S&P 400 MidCap      S&P 500       Select Small
                        Portfolio      15 Portfolio    Sector Portfolio  Index Portfolio  Index Portfolio Cap Portfolio
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
 M&E CLASS

       1.100                     $ -             $ -               $ -              $ -         $ 22,114             $ -
       1.200                       -               -                 -           12,742           11,979               -
       1.250                 177,468           6,792            21,728          389,824          411,642         379,773
       1.350               7,378,645         158,375           347,148        1,025,755        1,167,993         758,707
       1.400                  74,072          22,849            20,127          112,986          396,572         526,023
       1.500                 261,957           1,530             5,644          107,829          276,111          74,286
       1.550                       -               -                 -            7,889           21,421          31,731
       1.600               6,613,592         223,126           269,227        1,601,329        1,660,094         600,764
       1.645                       -               -                 -           75,295          120,470           6,501
       1.650               2,479,886           7,737           189,222        1,811,919        1,765,570         405,532
       1.670                 107,466               -            72,662          142,749           97,371         265,363
       1.700                  58,547           2,588           125,645          356,632          344,319         768,460
       1.745                 323,639          17,040            10,804                -           12,406          53,262
       1.750              10,328,122          88,562           441,890        1,275,322        1,239,206       1,541,298
       1.770               2,402,546          25,318           121,185          128,289          416,348         229,347
       1.795                 137,913               -            83,321          304,031          605,442         785,701
       1.800                 190,755               -            33,991          470,485          485,509         221,652
       1.820                       -               -                 -                -          262,259               -
       1.850               1,358,715               -            55,620          109,383          231,401         132,569
       1.895                       -               -                 -                -                -          27,880
       1.900               1,792,680         182,214           119,546        2,111,309        2,052,560         443,195
       1.910                 984,414           4,661            76,600           59,653          320,129         119,419
       1.920                  44,692          10,241           290,567          127,725          182,830         955,459
       1.945                  17,726               -                 -           14,377           58,956          12,919
       1.950                 966,723          76,948            25,108          258,442          418,342         373,835
       1.960               1,100,488          13,384           192,836          887,289        1,102,350       1,667,245
       1.970                 256,762               -             2,302           28,683           41,118          70,805
       1.995                 378,337               -            25,065                -            6,237          54,416
       2.000               3,805,647         216,304           573,060          301,855          885,428         476,251
       2.020               1,178,849          18,636           309,528          274,663          796,814         711,494
       2.045                 516,444               -            87,459          273,946          876,401         664,169
       2.050               2,289,451          21,336           117,332          665,291          605,563         327,626
       2.070               1,164,369           2,619            45,618          341,545          612,478          80,023
       2.095                 136,724               -                 -           20,544           44,662          57,973
       2.100                 225,742           7,191               815           67,224           51,385          82,905
       2.120                       -               -            16,377           96,505           44,443         329,970
       2.145                 686,254           2,105            24,958           33,187          242,238           7,560
       2.150                 539,873               -                 -           78,895           54,594         394,565
       2.160                 766,128          29,877           135,245           31,794          138,026         271,142
       2.170               1,326,186           4,102           111,733           64,046          181,197          96,708
       2.195                  37,586               -            26,385          122,321          141,827           1,363
       2.200                 290,137           3,360            27,586          244,860          264,539          96,070
       2.210                 232,666               -            25,971          282,666          334,758          62,229
       2.220                 167,211               -                 -           41,345           75,491          22,850
       2.245                  64,524               -            56,873            2,548                -          44,524
       2.250               1,022,914           5,681            16,827          189,348          435,086         237,447
       2.270                 158,659               -                 -          469,315          638,062         121,484



                          JNL/MCM           JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                        Small Cap        Technology         Dow SM           S&P(R)        Value Line(R)       VIP
                     Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio      Portfolio
                     ----------------- ----------------  -------------- ---------------  ---------------- ---------------
                     ----------------- ----------------  -------------- ---------------  ---------------- ---------------
 M&E CLASS

       1.100                      $ -              $ -             $ -             $ -               $ -             $ -
       1.200                   12,372                -               -               -                 -               -
       1.250                  248,888            8,638         102,028         163,572                 -          17,792
       1.350                  862,106          135,125         579,376       1,155,964         1,155,063         695,074
       1.400                  103,898           24,084         981,728         583,038         1,424,235          29,506
       1.500                   35,289            5,973         223,935         295,349             1,800          57,595
       1.550                      631                -          94,095          51,733            10,200               -
       1.600                1,335,098           92,729         744,602       1,023,818         1,488,564         939,033
       1.645                   71,798                -           5,526           8,691                 -               -
       1.650                1,722,927           86,280         347,856         821,189           670,603         556,115
       1.670                   48,663            2,978         367,589         402,475           441,747          18,907
       1.700                  204,621              542         747,469         938,778           344,826          30,899
       1.745                    3,920            1,040          64,620         104,875            34,237           8,333
       1.750                  660,103           70,264       1,411,724       1,720,781         2,237,638         600,016
       1.770                  108,160              902         228,766         577,009         1,087,736          43,021
       1.795                  332,937                -       1,503,703       1,635,398         3,292,538               -
       1.800                  452,253            7,786         359,144         336,953            20,380               -
       1.820                        -                -               -               -                 -               -
       1.850                   85,519           55,455         129,467         201,891            29,148               -
       1.895                    8,233                -          28,090          28,016                 -               -
       1.900                1,998,139           38,844         577,900         625,604           598,513         179,467
       1.910                   52,022           32,672         158,906         267,307           227,454         491,727
       1.920                   67,180           25,406       1,497,091       1,676,647         3,818,763               -
       1.945                   17,288                -           5,533           8,419           174,852               -
       1.950                  236,748           51,772         406,418         482,824           227,334         109,020
       1.960                  871,343           29,767       3,100,941       2,544,572         6,892,469         260,345
       1.970                   23,833            3,684          91,365         151,301            98,919           9,058
       1.995                        -                -          11,105          17,877                 -         357,231
       2.000                  126,678          117,665         534,776         656,036           908,990         478,402
       2.020                  206,555           17,442       1,532,839       1,598,367         3,132,186          73,694
       2.045                  250,887           12,531         904,710         877,136           195,932          38,388
       2.050                  582,477            4,103         302,660         360,063           469,355          50,145
       2.070                  278,009           13,820         222,478         132,382           321,611          33,571
       2.095                    3,363                -          46,589          59,020            21,970               -
       2.100                   65,283                -          41,688          60,638             8,573           7,423
       2.120                   25,127            4,699         321,935         337,323           140,606               -
       2.145                   31,884                -          11,271          54,037            51,030          16,515
       2.150                    4,434                -         321,188         354,719           388,837               -
       2.160                   20,330           18,048         417,902         300,536         1,010,117         127,787
       2.170                  104,418           11,549          85,883         312,458           518,809          17,493
       2.195                  117,534            2,200             733          67,195           228,892         110,630
       2.200                  253,983            3,469          47,553         103,094           158,888          14,751
       2.210                  224,706           14,984          36,654          82,735           107,185         101,279
       2.220                   40,346                -          32,013          23,456                 -               -
       2.245                        -                -          31,982          52,196            61,491               -
       2.250                  156,237           27,574          86,722         138,926           101,596         144,112
       2.270                  349,949                -         227,782         551,744           664,148               -


                          JNL/MCM         JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM        JNL/MCM
                          JNL 5          Nasdaq(R)         Oil & Gas      S&P 400 MidCap      S&P 500       Select Small
                        Portfolio      15 Portfolio    Sector Portfolio  Index Portfolio  Index Portfolio Cap Portfolio
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
      M&E CLASS

       2.295               $ 684,264         $ 7,876          $ 22,327        $ 480,487        $ 338,445       $ 158,465
       2.300                 912,902          32,272            22,894          152,938          448,983         133,933
       2.310                 934,582               -            54,795          134,065          140,362         113,918
       2.320                 164,697           4,786            32,026          348,962          351,941         130,766
       2.345                 107,785           1,497            32,640           24,282           29,758           6,983
       2.350                       -               -                 -           11,436                -          19,277
       2.360                  38,831               -                 -           73,253           69,485             553
       2.370                   3,211          17,639            38,244          504,552          500,075          66,637
       2.395                 141,550               -                 -            4,520           13,709          83,194
       2.400                 234,757               -                 -          119,820          148,282          59,603
       2.410                  29,602               -                 -                -                -               -
       2.420               1,138,745          31,241           200,096          154,224          379,525         393,811
       2.445                 531,014               -                 -          165,849          160,649               -
       2.450                 225,099             292            10,313          123,575          388,072          51,229
       2.460                  97,789               -            12,341           68,622           64,318           3,837
       2.470                 284,599               -            28,727          111,441          148,542           6,454
       2.495                       -               -                 -                -                -               -
       2.500                 319,775         144,889            12,283           35,505           36,592               -
       2.510                       -               -                 -                -                -               -
       2.520                 228,489               -                 -                -           30,225               -
       2.545                  11,285               -                 -           41,347           76,317          64,892
       2.550                 130,448               -                 -                -          114,353               -
       2.560                 340,278          33,447            19,982          149,241          104,512           1,829
       2.570                       -               -            10,717           78,661          118,110          67,519
       2.595                  27,329              56            29,821           37,983           73,137           3,006
       2.600                  16,173               -                 -                -                -               -
       2.610                 184,061               -             7,505           18,448           17,487           8,237
       2.620                  33,871           1,570            34,396           27,096           25,701          14,935
       2.645                  58,184               -            79,039           35,651           23,326          91,128
       2.650                       -               -                 -           17,767           27,515          51,760
       2.660                  29,678               -                 -           13,157           12,631               -
       2.670                  42,873               -            20,742                -                -          75,711
       2.695                  94,341               -                 -           39,647           38,674         101,447
       2.700                  25,943               -             7,460                -           11,843               -
       2.710                 166,595               -                 -                -                -               -
       2.720                  39,794               -             7,722          133,463          143,776          37,416
       2.745                       -               -                 -                -                -               -
       2.750                       -               -                 -                -                -               -
       2.760                  18,676               -             4,619           16,595           27,694           2,973
       2.800                 482,014          44,831             4,228           25,434           26,562          11,946
       2.810                 289,599               -            11,543            6,014           11,796             472
       2.820                       -          19,541             2,042            3,300            2,981           2,143
       2.850                  31,133               -                 -                -                -               -
       2.860                 135,906               -             7,364                -                -               -
       2.870                  16,835               -            14,124                -                -               -
       2.920                  83,337               -            42,240                -                -          52,548
       2.945                       -               -                 -                -                -               -


                       JNL/MCM           JNL/MCM         JNL/MCM         JNL/MCM          JNL/MCM         JNL/MCM
                     Small Cap        Technology         Dow SM           S&P(R)        Value Line(R)       VIP
                  Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio      Portfolio
                  ----------------- ----------------  -------------- ---------------  ---------------- ---------------
                  ----------------- ----------------  -------------- ---------------  ---------------- ---------------
      M&E CLASS

       2.295             $ 368,322              $ -        $ 61,899       $ 536,904         $ 345,045             $ -
       2.300                93,777           50,780         212,378         220,047           194,951         242,656
       2.310                38,579           18,104         118,389         171,679           333,241         190,743
       2.320               328,978           56,692         130,898         164,546           216,293          11,144
       2.345                 5,118            1,697           5,001         115,579           174,025          13,914
       2.350                     -                -          18,022          25,554                 -               -
       2.360                70,823                -             454             667            14,500               -
       2.370               396,109              153          84,564         112,761           130,912          21,349
       2.395                 4,238                -          81,791         136,608                 -               -
       2.400               114,563           38,900          68,434          21,704                 -               -
       2.410                     -                -               -               -                 -               -
       2.420               149,956           45,573         350,771         453,793         1,129,434         121,494
       2.445               160,321                -           8,342               -            11,445               -
       2.450               171,812          123,691         185,362          56,703            46,164               -
       2.460                66,118                -          12,882          19,332             2,809          30,535
       2.470               136,126           37,874          46,989          24,672            58,894               -
       2.495                     -                -          30,802          49,185                 -               -
       2.500                36,034           10,854          15,735          61,326            60,374               -
       2.510                     -                -               -               -                 -               -
       2.520                     -                -               -               -            74,350               -
       2.545                39,469                -          14,348          20,184                 -               -
       2.550                     -                -               -               -                 -               -
       2.560                97,178            2,647           4,188          47,639           340,192          27,833
       2.570                61,178           10,204          12,537          28,956                 -               -
       2.595                27,765                -           8,058          55,328            52,809          33,672
       2.600                     -                -               -               -                 -               -
       2.610                18,313            8,157           1,558               -            37,570               -
       2.620                26,507           33,544               -               -            29,824               -
       2.645                29,081                -          72,330         188,610            62,461          58,712
       2.650                17,676                -           9,148               -             6,004               -
       2.660                36,019                -               -               -                 -               -
       2.670                     -           10,620          43,332          48,373            61,544               -
       2.695                39,068                -             970          18,067                 -               -
       2.700                     -                -               -               -            31,075               -
       2.710                     -                -               -               -                 -               -
       2.720               136,144                -          22,712          41,983            39,827           8,683
       2.745                     -                -               -               -                 -               -
       2.750                     -                -               -               -                 -               -
       2.760                14,001                -           4,198           4,838                 -          15,717
       2.800                24,907                -          40,883          55,507                 -               -
       2.810                 3,924                -             708             714            47,796           7,491
       2.820                 3,112                -           9,304          12,569            23,634          34,979
       2.850                     -                -               -               -                 -               -
       2.860                     -                -               -           6,390                 -               -
       2.870                     -           13,553               -               -                 -               -
       2.920                     -                -           8,841          40,361           185,909               -
       2.945                     -                -               -               -                 -               -



                         JNL/MCM         JNL/MCM           JNL/MCM          JNL/MCM          JNL/MCM         JNL/MCM
                          JNL 5          Nasdaq(R)        Oil & Gas      S&P 400 MidCap      S&P 500       Select Small
                        Portfolio      15 Portfolio    Sector Portfolio  Index Portfolio  Index Portfolio Cap Portfolio
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
      M&E CLASS

       2.950                $ 79,079             $ -               $ -              $ -              $ -             $ -
       2.960                 106,039               -                 -                -                -               -
       2.970                       -               -                 -                -           19,854               -
       2.995                       -               -                 -                -                -               -
       3.050                       -               -                 -                -                -               -
       3.060                       -               -                 -                -                -               -
       3.095                       -               -                 -                -                -               -
       3.100                       -               -                 -                -                -               -
       3.110                 103,129               -                 -                -                -               -
       3.120                       -               -                 -                -                -               -
       3.145                       -               -                 -                -                -               -
       3.150                       -               -                 -                -                -               -
       3.170                       -               -                 -                -                -               -
       3.195                       -               -                 -                -                -               -
       3.200                       -               -                 -                -                -               -
       3.220                       -               -                 -                -           75,725               -
       3.245                       -               -                 -                -                -               -
       3.250                       -               -                 -                -                -               -
       3.270                       -               -                 -                -                -               -
       3.300                       -               -                 -                -                -               -
       3.360                       -               -                 -                -                -          87,469
       3.370                       -               -                 -                -                -               -
       3.400                       -               -                 -                -                -               -
       3.420                       -               -                 -                -                -               -
       3.445                       -               -                 -                -                -               -
       3.470                       -               -                 -                -                -               -
       3.520                       -               -                 -                -                -               -
       3.595                       -               -                 -                -                -               -
       3.600                       -               -                 -                -                -               -
       3.620                       -               -                 -                -                -               -
       3.645                       -               -                 -                -                -               -
       3.670                       -               -                 -                -                -               -
       3.720                       -               -                 -                -                -               -
       3.820                       -               -                 -                -                -               -
       4.000                       -               -                 -                -                -               -



 PERSPECTIVE
  Standard Benefit           494,494          24,486           341,470          497,903        1,027,088         260,914
 Contract Enhanced
 Benefit                     284,666           5,873           182,023          719,852          991,955         119,579
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------
                      --------------- ---------------  ----------------  ---------------  --------------- ---------------

        Total           $ 61,447,960     $ 1,522,872       $ 5,399,728     $ 19,396,925     $ 26,373,741    $ 16,877,079
                      =============== ===============  ================  ===============  =============== ===============
                      =============== ===============  ================  ===============  =============== ===============


                          JNL/MCM           JNL/MCM          JNL/MCM        JNL/MCM           JNL/MCM         JNL/MCM
                         Small Cap        Technology         Dow SM           S&P(R)        Value Line(R)        VIP
                      Index Portfolio   Sector Portfolio  10 Portfolio    10 Portfolio     25 Portfolio      Portfolio
                      ----------------- ----------------  -------------- ---------------  ---------------- ---------------
                      ----------------- ----------------  -------------- ---------------  ---------------- ---------------
      M&E CLASS

       2.950                       $ -              $ -             $ -             $ -               $ -        $ 38,657
       2.960                         -                -               -               -                 -               -
       2.970                         -                -               -               -                 -               -
       2.995                         -                -               -               -                 -               -
       3.050                         -                -               -               -                 -               -
       3.060                         -                -               -               -             6,737          11,485
       3.095                         -                -               -               -                 -               -
       3.100                         -                -               -               -                 -               -
       3.110                         -                -               -               -                 -               -
       3.120                         -                -               -               -                 -               -
       3.145                         -                -               -               -                 -               -
       3.150                         -                -               -               -                 -               -
       3.170                         -                -               -               -                 -               -
       3.195                         -                -               -               -                 -               -
       3.200                         -                -               -               -                 -               -
       3.220                         -                -               -               -                 -               -
       3.245                         -                -               -               -                 -               -
       3.250                         -                -               -               -                 -               -
       3.270                         -                -               -               -                 -               -
       3.300                         -                -               -               -                 -               -
       3.360                         -                -               -               -           117,161               -
       3.370                         -                -               -               -                 -               -
       3.400                         -                -               -               -                 -               -
       3.420                         -                -               -               -                 -               -
       3.445                         -                -               -               -                 -               -
       3.470                         -                -               -               -                 -               -
       3.520                         -                -               -               -                 -               -
       3.595                         -                -               -               -                 -               -
       3.600                         -                -               -               -                 -               -
       3.620                         -                -               -               -                 -               -
       3.645                         -                -               -               -                 -               -
       3.670                         -                -               -               -                 -               -
       3.720                         -                -               -               -                 -               -
       3.820                         -                -               -               -                 -               -
       4.000                         -                -               -               -                 -               -



 PERSPECTIVE
  Standard Benefit             569,459           40,674         272,156         596,948           332,614          32,028
 Contract Enhanced
 Benefit                       661,127           67,245          89,775         477,444           460,686          70,557
                      ----------------- ----------------  -------------- ---------------  ---------------- ---------------
                      ----------------- ----------------  -------------- ---------------  ---------------- ---------------

        Total             $ 16,351,971      $ 1,492,987    $ 21,024,094    $ 25,761,113      $ 37,395,515     $ 6,588,978
                      ================= ================  ============== ===============  ================ ===============
                      ================= ================  ============== ===============  ================ ===============



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of net assets as of December 31, 2005 (continued):


                    JNL/Oppenheimer   JNL/Oppenheimer    JNL/PIMCO        JNL/Putnam       JNL/Putnam     JNL/Putnam
                     Global Growth         Growth       Total Return        Equity       Midcap Growth   Value Equity
                       Portfolio         Portfolio     Bond Portfolio     Portfolio        Portfolio       Portfolio
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
 M&E CLASS

      1.100                 $ 51,923              $ -       $ 105,947              $ -              $ -            $ -
      1.200                        -                -               -                -                -              -
      1.250                  172,671           37,264         334,072           10,299          124,516         92,099
      1.350                  320,165          122,646         680,851           89,847           39,227        115,231
      1.400                  183,861           75,443         597,251           55,996          134,972        116,036
      1.500                  107,310           83,890         217,859            6,832            6,148         45,013
      1.550                   14,279                -          16,089                -                -              -
      1.600                  264,228           57,941         336,583            1,050           19,046          9,743
      1.645                   17,966            1,703          84,523                -                -              -
      1.650                  168,642           12,469       1,540,867                -           27,174         53,133
      1.670                  186,110           24,928         373,735                -                -         43,554
      1.700                   59,847           17,571         401,037                -           24,338         42,432
      1.745                   52,362              624          70,619                -                -              -
      1.750                  436,690           78,078       1,243,051           31,723          246,263         46,025
      1.770                  107,471           35,190       1,347,280            1,700            8,630          1,684
      1.795                  238,182           24,487       1,107,123                -           16,497        204,649
      1.800                   39,123            6,484       1,615,659                -            9,916          8,370
      1.820                   19,354           12,699          64,409                -                -         20,272
      1.850                  171,899           19,131         271,621                -           10,398         41,268
      1.895                        -                -               -                -                -              -
      1.900                   24,066           48,625         155,331                -            6,555              -
      1.910                   90,871            3,257          87,164                -                -              -
      1.920                  131,726           53,337         584,356           25,786           12,001         31,537
      1.945                      387                -         137,709                -                -          9,741
      1.950                   66,098           19,486         290,078            6,129           38,847         25,412
      1.960                  368,295           37,322       1,464,662           39,384           24,677         20,206
      1.970                    6,401                -         181,622                -           18,953         21,200
      1.995                   48,389           47,313          35,126                -                -              -
      2.000                  279,429            8,609         394,391           10,887           22,111        100,849
      2.020                  177,771           40,791         778,253                -          101,649        120,873
      2.045                   32,444                -          97,806                -          147,736         23,440
      2.050                   91,540           30,665         161,383                -           19,169              -
      2.070                   41,790            4,492          92,869                -              403              -
      2.095                   16,808            7,438         108,916           22,570                -          6,682
      2.100                        -                -          61,092                -                -         30,549
      2.120                   38,472                -           2,598                -                -          3,517
      2.145                   13,820            7,144         274,847            3,699            2,669         10,539
      2.150                   13,918                -         132,626                -                -         34,792
      2.160                  131,816            3,422         159,254                -           22,058          1,074
      2.170                   22,819                -         108,719            4,697                -              -
      2.195                   20,665            1,639          47,316                -            1,615              -
      2.200                   65,857                -          14,236                -                -              -
      2.210                        -                -          61,147                -                -              -
      2.220                   19,563           12,965          41,154                -                -              -
      2.245                    2,705                -         273,772                -                -              -
      2.250                   87,246                -          64,409                -           19,043         10,549
      2.270                   52,934           56,826         414,900            4,665                -          4,389



                        JNL/S&P           JNL/S&P                          JNL/S&P          JNL/S&P       JNL/Salomon
                        Managed          Managed         JNL/S&P          Managed          Managed      Brothers High
                      Aggressive      Conservative       Managed         Moderate         Moderate        Yield Bond
                   Growth Portfolio     Portfolio     Growth Portfolio   Portfolio     Growth Portfolio   Portfolio
                   ------------------ --------------  --------------- ---------------- ---------------- ---------------
                   ------------------ --------------  --------------- ---------------- ---------------- ---------------
 M&E CLASS

      1.100                      $ -            $ -              $ -              $ -              $ -        $ 32,548
      1.200                        -              -                -                -                -               -
      1.250                1,166,113              -        1,645,367           26,250        1,135,392         146,315
      1.350                  621,611        870,819        3,190,337          762,726        1,788,548         322,674
      1.400                1,140,377              -        5,288,563                -        2,493,393         559,443
      1.500                  625,328          7,659        1,122,462                -        1,420,309         104,049
      1.550                   75,132              -          126,292                -          296,634          33,029
      1.600                2,290,429        299,558        4,899,407          934,667        3,930,479         230,896
      1.645                      304              -          102,961                -          275,144          15,731
      1.650                  603,484        275,553        1,524,782          764,447        1,902,473       1,218,439
      1.670                1,310,634              -        1,021,052            1,133        1,604,491         146,005
      1.700                2,282,791              -        1,792,905          114,647          705,237         315,423
      1.745                   11,540        112,927          749,961                -          562,008          97,087
      1.750                1,075,113        724,143        5,477,326        2,777,970        4,600,399       1,042,725
      1.770                  462,517         51,326        1,138,006          855,445        1,193,772         118,021
      1.795                2,770,662              -        1,401,083                -          718,710         269,557
      1.800                  328,375         18,505          725,429           12,842          288,424          97,840
      1.820                  283,914              -           46,951                -        1,143,897          97,685
      1.850                  681,760         76,606          774,315          442,928          969,192         123,033
      1.895                        -              -          292,339                -            8,308               -
      1.900                  505,351         94,023          708,628          186,768        1,624,602           2,644
      1.910                  202,245        982,409          161,702          812,941          277,056          57,800
      1.920                2,221,814              -        1,417,949           12,142          720,491         134,723
      1.945                    4,513              -            7,481                -                -          36,946
      1.950                1,160,753        151,025        1,330,668          233,087          374,655          88,060
      1.960                4,427,099        175,040        2,324,275           33,718        1,955,887         421,428
      1.970                   99,356              -          171,301                -           56,950          85,653
      1.995                   13,532              -          575,061          105,862          599,099           7,774
      2.000                  527,655        218,852        2,411,088          355,335        1,805,709         164,312
      2.020                1,394,495        133,079        3,237,194          102,881        1,583,926         280,909
      2.045                    5,013          7,146           40,258           21,029          244,650         137,657
      2.050                  143,558        153,396          196,666           97,147          406,093          99,217
      2.070                  334,330         22,309           70,038               96          350,403           8,855
      2.095                  334,879              -          220,789          140,638          749,230          61,854
      2.100                        -         75,784                -          447,410          503,214               -
      2.120                  508,812              -          817,905          258,184           99,293          85,139
      2.145                   79,106        169,652          586,901           19,785          997,307          56,914
      2.150                  388,380        123,371          116,633                -           27,704         121,421
      2.160                  206,553        180,068                -          140,574          650,256          51,904
      2.170                  650,759         58,457        1,579,919          344,162        2,972,566          80,535
      2.195                  305,284              -           42,557                -           24,272           2,118
      2.200                   10,315          8,561          139,422          189,380          257,289           4,504
      2.210                  243,456              -          129,686                -          239,732          36,980
      2.220                  176,602              -          413,515          163,031           17,152           3,801
      2.245                        -              -                -                -           36,102          11,831
      2.250                   73,375         23,413          496,382           68,216          143,379          36,856
      2.270                4,486,743              -          532,562          158,191          716,058          22,046



                    JNL/Oppenheimer   JNL/Oppenheimer    JNL/PIMCO        JNL/Putnam       JNL/Putnam     JNL/Putnam
                     Global Growth         Growth       Total Return        Equity       Midcap Growth   Value Equity
                       Portfolio         Portfolio     Bond Portfolio     Portfolio        Portfolio       Portfolio
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
    M&E CLASS

      2.295                $ 303,612         $ 53,363       $ 675,524         $ 12,843          $ 5,770       $ 15,222
      2.300                   86,429           12,415         602,927           54,122           39,793         64,993
      2.310                  123,767           22,237         137,678                -           19,792         11,286
      2.320                   36,328           10,623         104,645            6,255            5,271         10,110
      2.345                    1,759                -          11,619                -                -              -
      2.350                    1,708                -               -                -                -              -
      2.360                        -                -               -                -                -              -
      2.370                  241,403                -         373,787              790                -         32,837
      2.395                   23,357                -               -                -            5,467              -
      2.400                  115,042           12,012               -                -                -              -
      2.410                        -                -          27,546                -                -              -
      2.420                  130,588                -         226,429                -            5,762              -
      2.445                        -                -         133,798                -                -              -
      2.450                  209,452          103,626          92,278                -                -              -
      2.460                        -                -           1,685                -                -              -
      2.470                        -           31,138          91,892                -                -              -
      2.495                        -                -           6,948                -                -              -
      2.500                    1,447                -          12,939                -                -          1,487
      2.510                        -                -               -                -                -              -
      2.520                        -                -               -                -                -              -
      2.545                        -                -               -                -                -              -
      2.550                        -                -          38,321                -                -              -
      2.560                  176,402           41,225         126,744                -                -              -
      2.570                   14,174                -          60,905                -                -              -
      2.595                   27,055                -          88,108                -                -              -
      2.600                        -                -               -                -                -              -
      2.610                        -                -          16,065                -                -              -
      2.620                        -                -         103,595                -                -              -
      2.645                   21,176                -               -                -                -              -
      2.650                    1,296                -          75,291                -            6,165              -
      2.660                   29,891                -               -                -                -              -
      2.670                   14,008                -          61,525            6,872                -              -
      2.695                        -                -           1,986                -                -              -
      2.700                   13,120                -          23,755                -                -              -
      2.710                        -                -               -                -                -              -
      2.720                        -            8,033          32,833                -                -              -
      2.745                        -                -               -                -                -              -
      2.750                        -                -               -                -                -              -
      2.760                   19,461                -               -                -                -              -
      2.800                    4,274              295         192,664                -           31,683         20,856
      2.810                   37,708                -          98,124                -                -              -
      2.820                        -                -               -                -                -              -
      2.850                        -                -               -                -                -              -
      2.860                        -                -           6,467                -                -              -
      2.870                        -                -          27,347                -                -              -
      2.920                        -                -           9,682                -                -              -
      2.945                        -           11,316               -                -                -              -



                      JNL/S&P          JNL/S&P                          JNL/S&P          JNL/S&P       JNL/Salomon
                      Managed          Managed         JNL/S&P          Managed          Managed      Brothers High
                    Aggressive      Conservative       Managed         Moderate         Moderate        Yield Bond
                 Growth Portfolio     Portfolio     Growth Portfolio   Portfolio     Growth Portfolio   Portfolio
                 ------------------ --------------  --------------- ---------------- ---------------- ---------------
                 ------------------ --------------  --------------- ---------------- ---------------- ---------------
    M&E CLASS

      2.295              $ 133,174      $ 268,394        $ 160,544         $ 45,714        $ 577,250        $ 42,168
      2.300                154,193         11,689          777,731          282,978        1,397,633         202,399
      2.310                231,553         38,679          908,320          575,422          500,702          68,564
      2.320                630,814          1,953          182,668            2,411          582,680          19,521
      2.345                    172              -            8,509                -          167,946           1,968
      2.350                      -              -                -            3,410          123,859          41,676
      2.360              2,656,976              -           40,456            6,592            6,586               -
      2.370              3,136,664              -        1,156,617          200,954        1,184,884         120,596
      2.395                104,647              -           42,503          339,775           43,314               -
      2.400                      -              -            4,033                -          115,017          54,234
      2.410                      -              -                -          396,082                -               -
      2.420              5,001,086         51,879          657,962        1,459,352        1,034,079          11,335
      2.445                  5,413              -           13,950           49,440          102,570               -
      2.450                 35,393         56,661          653,420           84,957          736,269          72,292
      2.460                      -          1,715            2,281           37,351           83,053           1,698
      2.470                 18,353              -          113,786           95,566          351,152          17,974
      2.495                      -              -            7,690                -                -               -
      2.500                      -              -           70,860           48,958                -           6,360
      2.510                      -              -                -          228,776          325,523               -
      2.520                      -              -                -                -           24,894               -
      2.545                      -              -                -                -           35,129               -
      2.550                 54,290        292,812                -                -          154,543               -
      2.560                454,094          9,088          352,450          159,106          278,383           2,345
      2.570                 63,633              -          401,987                -          159,083           1,066
      2.595                      -              -           50,488           15,980           62,912           2,749
      2.600                      -              -          135,189           50,923                -               -
      2.610                      -              -          195,408           67,894          148,363               -
      2.620                      -              -                -           15,435           49,067               -
      2.645                 62,886              -           96,383           22,323                -          78,788
      2.650                204,583         19,520          272,992           21,043          646,610               -
      2.660                 32,837         25,127           32,466           84,770            4,930               -
      2.670                 34,964              -           10,258                -           73,533          13,188
      2.695                 16,675         70,139           40,302          121,283          235,596               -
      2.700                      -              -                -                -          119,097          13,388
      2.710                      -              -                -                -                -               -
      2.720                      -              -          140,624           96,722                -               -
      2.745                    907              -            7,620                -                -               -
      2.750                      -              -                -                -                -               -
      2.760                      -         46,726          250,776                -                -               -
      2.800                 39,701         47,235              937                -           85,528          52,187
      2.810                      -         50,146            4,003          287,029           11,006          41,596
      2.820                  6,872              -          201,135                -            9,123               -
      2.850                      -              -                -                -                -               -
      2.860                      -         12,835            2,325           82,700          297,238               -
      2.870                      -          3,859                -           39,423                -               -
      2.920                      -         42,178                -           10,535                -           8,759
      2.945                 11,560              -                -                -                -               -



                    JNL/Oppenheimer   JNL/Oppenheimer    JNL/PIMCO        JNL/Putnam       JNL/Putnam     JNL/Putnam
                     Global Growth         Growth       Total Return        Equity       Midcap Growth   Value Equity
                       Portfolio         Portfolio     Bond Portfolio     Portfolio        Portfolio       Portfolio
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
    M&E CLASS

      2.950                      $ -              $ -        $ 19,998              $ -              $ -            $ -
      2.960                        -                -               -                -                -              -
      2.970                        -                -               -                -                -              -
      2.995                        -                -               -                -                -              -
      3.050                        -                -               -                -                -              -
      3.060                   41,473                -               -                -                -              -
      3.095                        -                -               -                -                -              -
      3.100                        -                -               -                -                -              -
      3.110                        -                -               -                -                -              -
      3.120                        -                -               -                -                -              -
      3.145                        -                -               -                -                -              -
      3.150                        -                -               -                -                -              -
      3.170                        -                -               -                -                -              -
      3.195                        -                -               -                -                -              -
      3.200                        -                -               -                -                -              -
      3.220                        -                -               -                -                -              -
      3.245                        -                -               -                -                -              -
      3.250                        -                -               -                -                -              -
      3.270                        -                -               -                -                -              -
      3.300                        -                -               -                -                -              -
      3.360                        -                -               -                -                -              -
      3.370                        -                -               -                -                -              -
      3.400                        -                -               -                -                -              -
      3.420                        -                -               -                -                -              -
      3.445                        -                -               -                -                -              -
      3.470                        -                -               -                -                -              -
      3.520                        -                -               -                -                -              -
      3.595                        -                -               -                -                -              -
      3.600                        -                -               -                -                -              -
      3.620                        -                -               -                -                -              -
      3.645                        -                -               -                -                -              -
      3.670                        -                -               -                -                -              -
      3.720                        -                -               -                -                -              -
      3.820                        -                -               -                -                -              -
      4.000                        -                -               -                -                -              -



 PERSPECTIVE
  Standard Benefit         1,117,063          233,332       2,117,180        2,481,533          511,792      4,061,198
 Contract Enhanced
 Benefit                   1,030,016          319,809       1,390,932          258,928          424,507      1,078,375
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------
                    ----------------- ---------------- ---------------  ---------------  --------------- --------------

      Total              $ 8,279,922      $ 1,853,303    $ 23,625,529      $ 3,136,607      $ 2,160,613    $ 6,591,222
                    ================= ================ ===============  ===============  =============== ==============
                    ================= ================ ===============  ===============  =============== ==============


                         JNL/S&P          JNL/S&P                          JNL/S&P          JNL/S&P       JNL/Salomon
                         Managed          Managed         JNL/S&P          Managed          Managed      Brothers High
                       Aggressive      Conservative       Managed         Moderate         Moderate        Yield Bond
                    Growth Portfolio     Portfolio     Growth Portfolio   Portfolio     Growth Portfolio   Portfolio
                    ------------------ --------------  --------------- ---------------- ---------------- ---------------
                    ------------------ --------------  --------------- ---------------- ---------------- ---------------
    M&E CLASS

      2.950                       $ -            $ -              $ -              $ -         $ 64,996         $ 5,232
      2.960                         -              -                -                -                -               -
      2.970                         -              -                -                -                -               -
      2.995                         -              -           79,026                -           53,726           5,228
      3.050                         -              -                -                -                -               -
      3.060                         -              -           93,467           11,018           13,875               -
      3.095                     4,887              -                -                -                -               -
      3.100                         -              -                -                -                -               -
      3.110                         -              -                -                -                -               -
      3.120                         -              -                -                -                -               -
      3.145                         -              -                -                -                -               -
      3.150                         -              -                -                -                -               -
      3.170                         -              -                -                -                -               -
      3.195                         -              -           25,351                -                -               -
      3.200                         -              -                -                -                -               -
      3.220                         -              -                -                -                -               -
      3.245                         -              -                -                -                -               -
      3.250                         -              -                -                -                -               -
      3.270                         -              -                -                -                -               -
      3.300                         -              -                -                -                -               -
      3.360                   117,459              -                -                -                -               -
      3.370                         -              -                -                -                -               -
      3.400                         -              -                -                -                -               -
      3.420                         -              -                -                -                -               -
      3.445                         -              -                -                -                -               -
      3.470                         -              -                -                -                -               -
      3.520                         -              -                -                -                -               -
      3.595                         -              -                -                -                -               -
      3.600                         -              -                -                -                -               -
      3.620                         -              -                -                -                -               -
      3.645                         -              -                -                -                -               -
      3.670                         -              -                -                -                -               -
      3.720                         -              -                -                -                -               -
      3.820                         -              -                -                -                -               -
      4.000                         -              -                -                -                -               -



 PERSPECTIVE
  Standard Benefit          8,482,183         27,140        8,595,979          206,214        7,656,401       1,900,685
 Contract Enhanced
 Benefit                    8,025,558        113,171        8,195,541          503,953        4,520,993       2,342,748
                    ------------------ --------------  --------------- ---------------- ---------------- ---------------
                    ------------------ --------------  --------------- ---------------- ---------------- ---------------

      Total              $ 63,955,589    $ 6,204,627     $ 73,034,155     $ 16,237,721     $ 64,507,428    $ 12,201,125
                    ================== ==============  =============== ================ ================ ===============
                    ================== ==============  =============== ================ ================ ===============



JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING, AND NET ASSETS BY M&E CLASS (CONTINUED)
  The following is a summary of net assets as of December 31, 2005 (continued):

                                           JNL/Salomon
                        JNL/Salomon          Brothers
                          Brothers       U.S. Government      JNL/Select       JNL/Select      JNL/Select
                       Strategic Bond        & Quality         Balanced      Global Growth      Large Cap
                         Portfolio        Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                      -----------------  ----------------- ----------------- --------------- ----------------
                      -----------------  ----------------- ----------------- --------------- ----------------
 M&E CLASS

       1.100                 $ 108,998                $ -               $ -             $ -              $ -
       1.200                         -                  -                 -               -                -
       1.250                    82,327             31,314           113,256               -           28,583
       1.350                   324,861            237,109           212,057          18,572           95,804
       1.400                   142,085            268,429           258,904               -            7,708
       1.500                    60,330             65,198            45,688               -                -
       1.550                    37,268             51,277            39,948               -            6,475
       1.600                   124,495             51,045           205,653          12,873           65,084
       1.645                     4,071              6,215            40,112               -                -
       1.650                   378,113            199,774           174,868           1,622          207,045
       1.670                    83,181             35,543           128,095               -           19,823
       1.700                   137,375            113,456           114,983               -           36,932
       1.745                         -             92,832             1,389               -                -
       1.750                   502,144            435,315           330,336               -              420
       1.770                   113,656             54,612           631,536          13,773           26,727
       1.795                   113,271            142,719           268,075               -            9,233
       1.800                    31,647             18,424            99,101          46,727          575,494
       1.820                         -            191,945            14,636               -                -
       1.850                   202,106            171,954           359,350               -                -
       1.895                         -                  -                 -               -                -
       1.900                   279,190              6,595           310,905           7,639                -
       1.910                   103,351             56,144             6,392           2,410           22,266
       1.920                   198,892             63,313           132,940               -           12,928
       1.945                    21,850              8,535            11,436               -                -
       1.950                   110,639              9,041            71,727          44,583           81,503
       1.960                   277,398             52,215           275,918               -           45,757
       1.970                   122,659             24,663            87,725               -           11,395
       1.995                         -             39,381            25,903               -                -
       2.000                   337,910             53,979            98,124          30,720           87,670
       2.020                   184,061            108,864           245,706          62,490           47,999
       2.045                    37,491             20,612           232,970           2,892                -
       2.050                   174,328             15,254           127,303               -                -
       2.070                    63,778             73,453            13,505               -                -
       2.095                    25,352             68,250            21,798               -            3,213
       2.100                    29,917                  -                 -               -                -
       2.120                     2,656              5,964             9,140               -           74,034
       2.145                    43,730             87,650           387,448               -                -
       2.150                    86,543            134,931            50,720               -           11,912
       2.160                    94,020             70,314            50,698          21,961            5,900
       2.170                   221,661             24,073            19,796          58,531           12,064
       2.195                     2,116             27,281            64,070               -                -
       2.200                    14,458                492            21,278               -            7,549
       2.210                         -                  -                 -               -                -
       2.220                     2,905              1,452            58,307               -                -
       2.245                     5,379                  -             1,180               -                -
       2.250                    35,912             50,690            53,088           7,355           14,809
       2.270                   100,593             14,389           133,878               -                -


                                                        JNL/T.Rowe      JNL/T. Rowe
                      JNL/Select          JNL/            Price       Price Mid-Cap     JNL/T. Rowe
                     Money Market     Select Value     Established        Growth        Price Value
                      Portfolio         Portfolio     Growth Portfolio  Portfolio        Portfolio
                   -----------------  --------------  --------------  ---------------  ---------------
                   -----------------  --------------  --------------  ---------------  ---------------
 M&E CLASS

       1.100                    $ -        $ 58,888       $ 135,495         $ 63,172        $ 116,793
       1.200                      -               -               -                -                -
       1.250                      -         122,667         190,518          420,413          338,938
       1.350                592,111         125,234       6,277,181        6,278,002        6,258,957
       1.400                114,853          47,052         177,172          303,311          347,857
       1.500                  9,313          33,813         129,980          183,240          143,263
       1.550                      -          13,967          18,465           38,239           47,076
       1.600                 46,340         136,310         781,364          821,646          803,900
       1.645                      -          18,892           6,730           18,947           19,797
       1.650                956,204          63,079         492,847          726,521          843,297
       1.670                292,667          35,473         114,356          538,378          171,974
       1.700                      -          26,406          88,161           55,486          170,480
       1.745                      -               -          11,827           54,033           11,596
       1.750                 31,262         172,504          47,427          235,990          256,797
       1.770                 73,756          40,929         130,038           66,329          260,046
       1.795                494,946         250,717         306,183          236,956          300,457
       1.800                108,943          58,086          30,728          768,109          728,979
       1.820                      -          24,460               -            2,650            6,604
       1.850                 31,580          82,419         369,814          295,437          423,829
       1.895                      -               -               -                -                -
       1.900                      -          52,095          68,596           54,412          146,397
       1.910                 18,350          28,427          69,678           67,242           55,155
       1.920                  9,020          67,184         150,644          520,708          168,890
       1.945                150,063           3,811          23,479           26,021           12,961
       1.950                 11,546          49,777         351,403          419,811          367,653
       1.960                 86,506         547,065         334,390          519,716          650,979
       1.970                      -          56,179          56,555           21,505           34,251
       1.995                      -               -               -           38,378           22,774
       2.000                 88,438          74,186          52,406          259,861          317,699
       2.020                286,852         198,792         292,868          253,060          581,993
       2.045                 19,379           4,943          53,566           35,971           75,742
       2.050                 59,975          12,561          49,404           87,649          180,916
       2.070                      -           5,078          23,001           46,860           10,486
       2.095                297,668          16,221          41,274           50,313           71,992
       2.100                105,276               -          31,363           53,910           63,612
       2.120                      -          31,405               -           72,025            9,856
       2.145                      -               -          54,499                -           36,156
       2.150                      -          92,744         183,145          215,778          130,800
       2.160                104,422          15,323          81,271          111,585           54,068
       2.170                258,116          38,517          17,624          140,283           19,637
       2.195                      -          10,335           3,599            1,553           12,109
       2.200                    488           2,515          28,513           68,034           58,636
       2.210                      -               -               -                -                -
       2.220                      -          12,061          41,595           80,030           57,223
       2.245                      -           1,262               -            1,366            5,358
       2.250                  3,718           7,599         723,364          614,323          639,676
       2.270                 33,854         102,814         106,985          163,526          222,523



                                           JNL/Salomon
                        JNL/Salomon          Brothers
                          Brothers       U.S. Government      JNL/Select       JNL/Select      JNL/Select
                       Strategic Bond        & Quality         Balanced      Global Growth      Large Cap
                         Portfolio        Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                      -----------------  ----------------- ----------------- --------------- ----------------
                      -----------------  ----------------- ----------------- --------------- ----------------
     M&E CLASS

       2.295                 $ 124,653          $ 144,043         $ 119,936        $ 56,169         $ 12,528
       2.300                    98,231            184,601            36,249               -           93,392
       2.310                    72,746             17,222             4,836               -                -
       2.320                    13,037             58,288           207,961               -            4,666
       2.345                     1,388              8,965            47,008               -                -
       2.350                         -                  -             1,703               -                -
       2.360                         -                  -                 -               -                -
       2.370                    92,726            146,670           235,615               -           43,739
       2.395                         -                  -             4,826               -                -
       2.400                    22,144                  -            47,572          39,730          119,987
       2.410                    27,751                  -            28,451               -                -
       2.420                   135,094             14,490            92,943             887          141,253
       2.445                     9,777             10,970                 -               -                -
       2.450                    25,361              9,733            16,711         133,121          301,930
       2.460                         -              1,688            15,687               -                -
       2.470                     4,266             21,169                 -               -                -
       2.495                         -                  -                 -               -                -
       2.500                    10,553              1,892             5,289               -                -
       2.510                         -                  -                 -               -                -
       2.520                         -                  -                 -               -            5,805
       2.545                         -                  -                 -               -                -
       2.550                    50,992                  -                 -               -                -
       2.560                     2,349             18,505             2,336               -           25,087
       2.570                         -              1,037                 -               -                -
       2.595                    24,307                  -            66,236               -                -
       2.600                         -                  -                 -               -                -
       2.610                         -                  -                 -               -                -
       2.620                         -                  -                 -               -                -
       2.645                    44,239                  -                 -               -                -
       2.650                         -             35,112                 -               -                -
       2.660                         -                  -            38,906               -                -
       2.670                    26,410             13,183                 -               -                -
       2.695                         -                  -                 -               -           10,758
       2.700                    17,821                  -            12,352               -            3,068
       2.710                         -                  -                 -               -                -
       2.720                         -                  -            28,062               -           20,721
       2.745                         -                  -                 -               -                -
       2.750                         -                  -                 -               -                -
       2.760                         -                  -            18,746               -                -
       2.800                    69,417                  -            42,512               -           77,481
       2.810                    26,187                  -            33,418               -                -
       2.820                         -                  -                 -               -                -
       2.850                         -                  -                 -               -                -
       2.860                     6,462                  -                 -               -                -
       2.870                         -                  -                 -               -                -
       2.920                         -              6,610                 -               -           11,422
       2.945                         -                  -                 -               -                -


                                                           JNL/T.Rowe      JNL/T. Rowe
                         JNL/Select          JNL/            Price       Price Mid-Cap     JNL/T. Rowe
                        Money Market     Select Value     Established        Growth        Price Value
                         Portfolio         Portfolio     Growth Portfolio  Portfolio        Portfolio
                      -----------------  --------------  --------------  ---------------  ---------------
                      -----------------  --------------  --------------  ---------------  ---------------
     M&E CLASS

       2.295              $ 11,563,857         $ 7,735        $ 50,761        $ 367,505        $ 206,920
       2.300                   311,625          75,631         150,632           85,602          145,837
       2.310                   210,405               -               -           26,002           17,755
       2.320                 1,091,927          82,246          23,919           73,343           63,617
       2.345                    81,396           3,640           2,294               83            6,879
       2.350                         -               -          11,985            1,705                -
       2.360                         -               -               -            5,838                -
       2.370                   167,584         226,823         144,684           72,925          293,913
       2.395                         -               -           9,751           13,776           32,639
       2.400                         -          41,353         122,129          118,005           58,633
       2.410                         -               -               -                -                -
       2.420                     5,224          66,764         106,318          219,139           72,584
       2.445                         -               -               -           11,129           29,278
       2.450                 1,258,025          99,527         202,059          225,835          134,917
       2.460                         -             879               -            5,709            5,555
       2.470                         -          13,351          14,885           75,240           19,136
       2.495                         -               -           7,483                -           14,355
       2.500                         -               -           5,765            1,436            4,024
       2.510                         -               -               -                -                -
       2.520                         -          43,473               -            4,065           10,114
       2.545                         -           7,059               -           12,642                -
       2.550                         -               -               -                -           19,234
       2.560                   377,167          10,887          18,058           24,818           42,735
       2.570                         -           1,217               -                -            6,685
       2.595                         -               -          12,502           27,000                -
       2.600                         -               -               -            3,274                -
       2.610                    10,568               -               -                -                -
       2.620                         -               -               -                -            7,065
       2.645                   305,579               -           6,265           20,746                -
       2.650                         -          50,111           5,074           83,962            6,296
       2.660                         -               -               -                -           29,545
       2.670                   110,095          13,160          29,058           61,784           31,983
       2.695                   488,796               -           1,090                -           10,707
       2.700                     2,389               -           4,569           16,276                -
       2.710                         -               -               -                -                -
       2.720                         -          40,479          36,692           15,011            7,333
       2.745                         -               -               -                -                -
       2.750                         -               -               -                -                -
       2.760                         -               -               -                -                -
       2.800                         -               -               -           83,181          132,499
       2.810                    35,483               -               -                -                -
       2.820                         -               -               -                -                -
       2.850                         -               -               -                -                -
       2.860                         -           7,503           6,315            7,568                -
       2.870                         -               -               -                -                -
       2.920                         -          17,977               -           10,771                -
       2.945                         -               -          11,270           12,380                -



                                           JNL/Salomon
                        JNL/Salomon          Brothers
                          Brothers       U.S. Government      JNL/Select       JNL/Select      JNL/Select
                       Strategic Bond        & Quality         Balanced      Global Growth      Large Cap
                         Portfolio        Bond Portfolio      Portfolio        Portfolio     Growth Portfolio
                      -----------------  ----------------- ----------------- --------------- ----------------
                      -----------------  ----------------- ----------------- --------------- ----------------
     M&E CLASS

       2.950                       $ -                $ -               $ -             $ -         $ 21,686
       2.960                         -                  -                 -               -                -
       2.970                         -                  -                 -               -                -
       2.995                         -                  -                 -               -                -
       3.050                         -                  -                 -               -                -
       3.060                         -                  -                 -               -                -
       3.095                         -                  -                 -               -                -
       3.100                         -                  -                 -               -                -
       3.110                         -                  -                 -               -                -
       3.120                         -                  -                 -               -                -
       3.145                         -                  -                 -               -                -
       3.150                         -                  -                 -               -                -
       3.170                         -                  -                 -               -                -
       3.195                         -                  -                 -               -                -
       3.200                         -                  -                 -               -                -
       3.220                         -                  -                 -               -                -
       3.245                         -                  -                 -               -                -
       3.250                         -                  -                 -               -                -
       3.270                         -                  -                 -               -                -
       3.300                         -                  -                 -               -                -
       3.360                         -                  -                 -               -                -
       3.370                         -                  -                 -               -                -
       3.400                         -                  -                 -               -                -
       3.420                         -                  -                 -               -                -
       3.445                         -                  -                 -               -                -
       3.470                         -                  -                 -               -                -
       3.520                         -                  -                 -               -                -
       3.595                         -                  -                 -               -                -
       3.600                         -                  -                 -               -                -
       3.620                         -                  -                 -               -                -
       3.645                         -                  -                 -               -                -
       3.670                         -                  -                 -               -                -
       3.720                         -                  -                 -               -                -
       3.820                         -                  -                 -               -                -
       4.000                         -                  -                 -               -                -



 PERSPECTIVE
  Standard Benefit           1,494,413          2,909,847         3,746,810       3,037,366        4,677,752
 Contract Enhanced
 Benefit                     1,051,728          1,772,956         1,515,860           1,687          302,096
                      -----------------  ----------------- ----------------- --------------- ----------------
                      -----------------  ----------------- ----------------- --------------- ----------------

       Total               $ 8,474,769        $ 8,561,677      $ 11,919,967     $ 3,601,108      $ 7,391,698
                      =================  ================= ================= =============== ================
                      =================  ================= ================= =============== ================


                                                          JNL/T.Rowe      JNL/T. Rowe
                         JNL/Select          JNL/            Price       Price Mid-Cap     JNL/T. Rowe
                        Money Market     Select Value     Established        Growth        Price Value
                         Portfolio         Portfolio     Growth Portfolio  Portfolio        Portfolio
                      -----------------  --------------  --------------  ---------------  ---------------
                      -----------------  --------------  --------------  ---------------  ---------------
     M&E CLASS

       2.950                       $ -        $ 12,744             $ -         $ 17,227         $ 34,021
       2.960                         -               -               -                -                -
       2.970                         -               -               -                -           10,063
       2.995                         -               -           5,886            4,357            5,911
       3.050                         -               -               -                -                -
       3.060                         -               -               -           41,046                -
       3.095                         -               -               -                -                -
       3.100                         -               -               -                -                -
       3.110                         -               -               -                -                -
       3.120                         -               -               -                -                -
       3.145                         -               -               -                -                -
       3.150                         -               -               -                -                -
       3.170                         -               -               -                -                -
       3.195                         -               -               -                -                -
       3.200                         -               -               -                -                -
       3.220                         -               -               -                -            9,583
       3.245                         -               -               -                -                -
       3.250                         -               -               -                -                -
       3.270                         -               -               -                -                -
       3.300                         -               -               -                -                -
       3.360                         -               -               -                -                -
       3.370                         -               -               -                -                -
       3.400                         -               -               -                -                -
       3.420                         -               -               -                -                -
       3.445                         -               -               -                -                -
       3.470                         -               -               -                -                -
       3.520                         -               -               -                -                -
       3.595                         -               -               -                -                -
       3.600                         -               -               -                -                -
       3.620                         -               -               -                -                -
       3.645                         -               -               -                -                -
       3.670                         -               -               -                -                -
       3.720                         -               -               -                -                -
       3.820                         -               -               -                -                -
       4.000                         -               -               -                -                -



 PERSPECTIVE
  Standard Benefit           2,979,581         497,000       4,299,656        5,540,255        2,581,255
 Contract Enhanced
 Benefit                       665,777         188,044       1,467,521        1,437,014        2,025,175
                      -----------------  --------------  --------------  ---------------  ---------------
                      -----------------  --------------  --------------  ---------------  ---------------

       Total              $ 23,951,124     $ 4,249,393    $ 18,904,129     $ 23,757,428     $ 21,334,428
                      =================  ==============  ==============  ===============  ===============
                      =================  ==============  ==============  ===============  ===============


JNLNY SEPARATE ACCOUNT I
Notes to Financial Statements (continued)

NOTE 8 - FINANCIAL HIGHLIGHTS
  The following is a summary for each period in the five year period ended December 31, 2005 of unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense ratios in addition to certain other portfolio data.

                                        JNL/AIM               JNL/AIM              JNL/AIM                JNL/AIM
                                        Large Cap        Premier Equity II       Real Estate             Small Cap
                                  Growth Portfolio (a)   Portfolio (a)(b)       Portfolio (c)      Growth Portfolio (a)
                                  --------------------- --------------------  -------------------  ----------------------
                                  --------------------- --------------------  -------------------  ----------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                             $ 10.611801          n/a                  $ 11.473288             $ 11.635991
   Total Return *                                3.04%          n/a                        9.43%                   4.60%
   Ratio of Expenses **                          4.00%          n/a                        2.95%                   3.60%

Period ended December 31, 2004

    Unit Value                             $ 10.298874           $ 8.931023           n/a                    $ 11.124630
   Total Return *                             8.22%***            -3.60%***           n/a                       7.51%***
   Ratio of Expenses **                          4.00%                2.72%           n/a                          3.60%

Period ended December 31, 2003

    Unit Value                             $ 10.036249           $ 9.223257           n/a                    $ 10.982239
   Total Return *                             6.81%***               19.69%           n/a                       3.72%***
   Ratio of Expenses **                          2.65%                2.45%           n/a                          2.80%

Period ended December 31, 2002

   Unit Value                               $ 7.987771           $ 7.705924           n/a                     $ 8.213547
   Total Return *                            -4.46%***            -0.70%***           n/a                      10.27%***
   Ratio of Expenses **                          1.96%                2.45%           n/a                          2.30%

Period ended December 31, 2001

   Unit Value                              $ 10.269081          $ 10.175932           n/a                    $ 11.055922
   Total Return *                             2.69%***             1.76%***           n/a                      10.56%***
   Ratio of Expenses **                          1.40%               1.825%           n/a                          1.40%



                                        JNL/Alger             JNL/Alliance            JNL/Eagle           JNL/Eagle
                                          Growth                 Capital             Core Equity           SmallCap
                                        Portfolio         Growth Portfolio (d)        Portfolio        Equity Portfolio
                                  ----------------------  ----------------------  ------------------  -------------------
                                  ----------------------  ----------------------  ------------------  -------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                              $ 15.406030              $ 9.245377         $ 14.489276          $ 17.181084
   Total Return *                                 8.32%                   8.12%              -0.12%               -0.42%
   Ratio of Expenses **                           3.62%                   2.72%              3.445%                2.92%

Period ended December 31, 2004

    Unit Value                              $ 14.222373              $ 9.242426         $ 14.506247          $ 17.253799
   Total Return *                              3.04%***                   3.74%            5.17%***            14.73%***
   Ratio of Expenses **                           3.62%                   2.45%              3.445%                2.92%

Period ended December 31, 2003

    Unit Value                              $ 15.206695              $ 8.909601         $ 14.802644          $ 15.086008
   Total Return *                             16.18%***                7.73%***           11.71%***             3.11%***
   Ratio of Expenses **                           2.65%                   2.45%               2.80%                2.80%

Period ended December 31, 2002

   Unit Value                               $ 11.880599              $ 7.398434         $ 12.614051          $ 11.438641
   Total Return *                             -0.94%***                2.57%***           -1.78%***             3.25%***
   Ratio of Expenses **                           2.30%                   2.30%               2.30%                2.30%

Period ended December 31, 2001

   Unit Value                                $ 8.757375              $ 8.733208          $ 9.243211           $ 9.682239
   Total Return *                            -12.43%***              -12.67%***           -7.57%***            -3.18%***
   Ratio of Expenses **                          1.825%                  1.825%              1.825%               1.825%




                                         JNL/FMR             JNL/FMR
                                        Balanced         Capital Growth
                                        Portfolio           Portfolio
                                  ---------------------- ----------------
                                  ---------------------- ----------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                               $ 9.550912      $ 18.711181
   Total Return *                                 5.78%            3.12%
   Ratio of Expenses **                           4.00%            2.92%

Period ended December 31, 2004

    Unit Value                               $ 9.028769      $ 18.145865
   Total Return *                              9.97%***        13.23%***
   Ratio of Expenses **                           4.00%            2.92%

Period ended December 31, 2003

    Unit Value                               $ 8.975033      $ 17.003987
   Total Return *                              5.16%***           32.83%
   Ratio of Expenses **                           2.80%           2.095%

Period ended December 31, 2002

   Unit Value                                $ 8.191460      $ 12.800844
   Total Return *                              0.22%***        -2.51%***
   Ratio of Expenses **                           2.45%           2.095%

Period ended December 31, 2001

   Unit Value                                $ 9.648733       $ 7.343670
   Total Return *                             -3.51%***       -26.56%***
   Ratio of Expenses **                          1.825%           1.825%



* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date October 29, 2001.

(b)  For 2004, the period is from January 1, 2004 through  acquisition April 30,
     2004. Unit values disclosed are as of April 30, 2004.

(c)  Commencement of operations May 2, 2005.

(d)  For 2005, the period is from January 1, 2005 through  acquisition April 28,
     2005. Unit values disclosed are as of April 28, 2005.


                                        JNL/AIM               JNL/AIM              JNL/AIM                JNL/AIM
                                        Large Cap        Premier Equity II       Real Estate             Small Cap
                                  Growth Portfolio (a)   Portfolio (a)(b)       Portfolio (c)      Growth Portfolio (a)
                                  --------------------- --------------------  -------------------  ----------------------
                                  --------------------- --------------------  -------------------  ----------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                             $ 11.976548          n/a                  $ 11.595734             $ 12.834332
   Total Return *                                6.06%          n/a                        9.03%                   7.08%
   Ratio of Expenses **                          1.10%          n/a                        1.35%                   1.25%

Period ended December 31, 2004

    Unit Value                             $ 11.292011           $ 9.265880           n/a                    $ 11.986082
   Total Return *                                4.49%               -0.62%           n/a                          5.53%
   Ratio of Expenses **                          1.10%                1.25%           n/a                          1.25%

Period ended December 31, 2003

    Unit Value                             $ 10.346261           $ 9.436358           n/a                    $ 11.358258
   Total Return *                             3.24%***               20.95%           n/a                       2.27%***
   Ratio of Expenses **                          1.25%                1.40%           n/a                          1.25%

Period ended December 31, 2002

   Unit Value                               $ 7.547329           $ 7.801655           n/a                     $ 7.923624
   Total Return *                              -26.50%              -29.23%           n/a                        -28.33%
   Ratio of Expenses **                          1.40%                1.40%           n/a                          1.40%

Period ended December 31, 2001

   Unit Value                              $ 10.269081          $ 11.023744           n/a                    $ 11.055922
   Total Return *                             2.69%***            10.24%***           n/a                      10.56%***
   Ratio of Expenses **                          1.40%                1.40%           n/a                          1.40%


                                        JNL/Alger             JNL/Alliance            JNL/Eagle           JNL/Eagle
                                          Growth                 Capital             Core Equity           SmallCap
                                        Portfolio         Growth Portfolio (d)        Portfolio        Equity Portfolio
                                  ----------------------  ----------------------  ------------------  -------------------
                                  ----------------------  ----------------------  ------------------  -------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                              $ 19.927987             $ 10.375525         $ 18.016966          $ 20.346844
   Total Return *                                11.08%                   3.42%               2.25%                1.40%
   Ratio of Expenses **                           1.10%                   1.25%               1.10%                1.10%

Period ended December 31, 2004

    Unit Value                              $ 17.940226             $ 10.032592         $ 17.621100          $ 20.065533
   Total Return *                                 3.47%                   4.99%               6.65%               13.28%
   Ratio of Expenses **                           1.10%                   1.25%               1.10%                1.10%

Period ended December 31, 2003

    Unit Value                              $ 17.059762              $ 9.555924         $ 16.574173          $ 16.891779
   Total Return *                              4.55%***                4.74%***            8.18%***             5.56%***
   Ratio of Expenses **                           1.25%                   1.25%               1.25%                1.25%

Period ended December 31, 2002

   Unit Value                                $ 6.920658              $ 4.485940          $ 8.134044           $ 8.759987
   Total Return *                               -34.12%                 -31.99%             -21.64%              -23.84%
   Ratio of Expenses **                           1.40%                   1.40%               1.40%                1.40%

Period ended December 31, 2001

   Unit Value                               $ 10.504819              $ 6.595748         $ 10.379886          $ 11.501957
   Total Return *                               -13.16%                 -15.78%             -11.09%                9.44%
   Ratio of Expenses **                           1.40%                   1.40%               1.40%                1.40%



                                         JNL/FMR             JNL/FMR
                                        Balanced         Capital Growth
                                        Portfolio           Portfolio
                                  ---------------------- ----------------
                                  ---------------------- ----------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                              $ 11.161868      $ 22.347947
   Total Return *                                 8.72%            4.85%
   Ratio of Expenses **                           1.25%            1.25%

Period ended December 31, 2004

    Unit Value                              $ 10.266186      $ 21.314796
   Total Return *                                 8.06%           16.53%
   Ratio of Expenses **                           1.25%            1.25%

Period ended December 31, 2003

    Unit Value                               $ 9.500264      $ 18.291089
   Total Return *                              3.64%***         5.75%***
   Ratio of Expenses **                           1.25%            1.25%

Period ended December 31, 2002

   Unit Value                                $ 8.760626       $ 6.637011
   Total Return *                                -7.87%          -30.20%
   Ratio of Expenses **                           1.40%            1.40%

Period ended December 31, 2001

   Unit Value                                $ 9.509179       $ 9.508060
   Total Return *                                -5.82%          -41.03%
   Ratio of Expenses **                           1.40%            1.40%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date October 29, 2001.

(b)  For 2004, the period is from January 1, 2004 through  acquisition April 30,
     2004. Unit values disclosed are as of April 30, 2004.

(c)  Commencement of operations May 2, 2005.

(d)  For 2005, the period is from January 1, 2005 through  acquisition April 28,
     2005. Unit values disclosed are as of April 28, 2005.


                                        JNL/AIM               JNL/AIM              JNL/AIM                JNL/AIM
                                        Large Cap        Premier Equity II       Real Estate             Small Cap
                                  Growth Portfolio (a)   Portfolio (a)(b)       Portfolio (c)      Growth Portfolio (a)
                                  --------------------- --------------------  -------------------  ----------------------
                                  --------------------- --------------------  -------------------  ----------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                   $ 4,672          n/a                      $ 1,179                 $ 3,488
   Units Outstanding (in thousands)                409          n/a                          102                     283
   Investment Income Ratio *                     0.04%          n/a                        0.00%                   0.00%

Period ended December 31, 2004

   Net Assets (in thousands)                   $ 3,366                  $ -           n/a                        $ 3,727
   Units Outstanding (in thousands)                312                    -           n/a                            324
   Investment Income Ratio *                     0.00%                0.18%           n/a                          0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                   $ 1,356                $ 407           n/a                        $ 2,531
   Units Outstanding (in thousands)                136                   45           n/a                            234
   Investment Income Ratio *                     0.00%                0.00%           n/a                          0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                     $ 171                $ 236           n/a                          $ 606
   Units Outstanding (in thousands)                 23                   32           n/a                             79
   Investment Income Ratio *                     0.00%                0.00%           n/a                          0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                      $ 36                 $ 72           n/a                           $ 39
   Units Outstanding (in thousands)                  3                    7           n/a                              4
   Investment Income Ratio *                     0.00%                0.00%           n/a                          0.00%


                                        JNL/Alger             JNL/Alliance            JNL/Eagle           JNL/Eagle
                                          Growth                 Capital             Core Equity           SmallCap
                                        Portfolio         Growth Portfolio (d)        Portfolio        Equity Portfolio
                                  ----------------------  ----------------------  ------------------  -------------------
                                  ----------------------  ----------------------  ------------------  -------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                    $ 7,245                     $ -             $ 4,512              $ 4,322
   Units Outstanding (in thousands)                 618                       -                 348                  275
   Investment Income Ratio *                      0.11%                   0.06%               0.90%                0.00%

Period ended December 31, 2004

   Net Assets (in thousands)                    $ 6,713                 $ 1,923             $ 4,371              $ 5,125
   Units Outstanding (in thousands)                 661                     274                 354                  347
   Investment Income Ratio *                      0.01%                   0.24%               0.83%                0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                    $ 7,076                 $ 2,402             $ 2,925              $ 3,056
   Units Outstanding (in thousands)                 754                     383                 273                  251
   Investment Income Ratio *                      0.00%                   0.00%               0.81%                0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                    $ 4,936                 $ 1,294             $ 1,862              $ 1,877
   Units Outstanding (in thousands)                 719                     265                 236                  220
   Investment Income Ratio *                      0.00%                   0.00%               0.78%                0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                    $ 8,799                 $ 1,657             $ 1,891              $ 2,760
   Units Outstanding (in thousands)                 843                     236                 188                  245
   Investment Income Ratio *                      0.00%                   0.06%               0.59%                0.00%



                                          JNL/FMR             JNL/FMR
                                         Balanced         Capital Growth
                                         Portfolio           Portfolio
                                  ----------------------- ----------------
                                  ----------------------- ----------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                     $ 8,699          $ 5,604
   Units Outstanding (in thousands)                  790              506
   Investment Income Ratio *                       0.01%            0.28%

Period ended December 31, 2004

   Net Assets (in thousands)                     $ 6,684          $ 5,971
   Units Outstanding (in thousands)                  648              572
   Investment Income Ratio *                       1.36%            0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                     $ 4,997          $ 6,074
   Units Outstanding (in thousands)                  516              695
   Investment Income Ratio *                       1.53%            0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                     $ 4,043          $ 6,204
   Units Outstanding (in thousands)                  461              951
   Investment Income Ratio *                       2.19%            0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                     $ 3,738         $ 11,888
   Units Outstanding (in thousands)                  392            1,262
   Investment Income Ratio *                       3.34%            0.00%


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.


(a)  Inception date October 29, 2001.

(b)  For 2004, the period is from January 1, 2004 through  acquisition April 30,
     2004. Unit values disclosed are as of April 30, 2004.

(c)  Commencement of operations May 2, 2005.

(d)  For 2005, the period is from January 1, 2005 through  acquisition April 28,
     2005. Unit values disclosed are as of April 28, 2005.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                              JNL/Franklin
                                                Templeton           JNL/Goldman         JNL/JPMorgan       JNL/JPMorgan
                                                Small Cap          Sachs Mid Cap       International       International
                                           Value Portfolio (f)   Value Portfolio (f)  Equity Portfolio   Value Portfolio (d)
                                           --------------------  -------------------  -----------------  ------------------
                                           --------------------  -------------------  -----------------  ------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                     $ 10.822833          $ 11.186412        $ 12.478356         $ 10.242631
   Total Return *                                       -2.06%                0.75%             12.58%              14.30%
   Ratio of Expenses **                                  2.86%                2.72%              2.95%               3.67%

Period ended December 31, 2004

    Unit Value                                     n/a                   n/a               $ 11.699840          $ 8.960817
   Total Return *                                  n/a                   n/a                  0.70%***           16.96%***
   Ratio of Expenses **                            n/a                   n/a                     2.87%               3.67%

Period ended December 31, 2003

    Unit Value                                     n/a                   n/a               $ 10.413214          $ 7.981838
   Total Return *                                  n/a                   n/a                 14.25%***           22.37%***
   Ratio of Expenses **                            n/a                   n/a                     2.80%               2.80%

Period ended December 31, 2002

   Unit Value                                      n/a                   n/a                $ 8.883618          $ 6.031073
   Total Return *                                  n/a                   n/a                 -1.43%***           -1.41%***
   Ratio of Expenses **                            n/a                   n/a                     1.96%              2.300%

Period ended December 31, 2001

   Unit Value                                      n/a                   n/a                $ 8.778597                 n/a
   Total Return *                                  n/a                   n/a                -12.21%***                 n/a
   Ratio of Expenses **                            n/a                   n/a                    1.825%                 n/a



                                                   JNL/                   JNL/                JNL/               JNL/MCM
                                              Lazard Mid Cap        Lazard Small Cap         MCM 25            Bond Index
                                            Value Portfolio (a)    Value Portfolio (a)    Portfolio (c)       Portfolio (b)
                                           ----------------------  -------------------- ------------------  ------------------
                                           ----------------------  -------------------- ------------------  ------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                       $ 15.547664           $ 12.318952        $ 14.210426         $ 10.143772
   Total Return *                                          4.95%                 0.56%             -6.59%              -1.96%
   Ratio of Expenses **                                    3.62%                 4.00%              3.72%               3.82%

Period ended December 31, 2004

    Unit Value                                       $ 14.814425           $ 12.250761        $ 15.213245         $ 10.346481
   Total Return *                                      11.71%***             15.46%***          13.85%***            3.18%***
   Ratio of Expenses **                                    3.62%                 4.00%              3.72%               3.82%

Period ended December 31, 2003

    Unit Value                                       $ 12.920566           $ 11.853314        $ 13.157632         $ 10.611308
   Total Return *                                       5.83%***              7.44%***           1.28%***            1.13%***
   Ratio of Expenses **                                    2.80%                 2.80%             2.595%               2.65%

Period ended December 31, 2002

   Unit Value                                        $ 10.485075            $ 8.930386        $ 10.218284         $ 10.618420
   Total Return *                                      13.24%***             10.91%***          -4.73%***            1.32%***
   Ratio of Expenses **                                    2.45%                 2.45%              2.45%               2.30%

Period ended December 31, 2001

   Unit Value                                        $ 10.521134           $ 10.815225                n/a                 n/a
   Total Return *                                       5.21%***              8.15%***                n/a                 n/a
   Ratio of Expenses **                                   1.825%                1.825%                n/a                 n/a


                                                   JNL/MCM                JNL/MCM
                                               Communications         Consumer Brands
                                            Sector Portfolio (e)    Sector Portfolio (e)
                                           ------------------------ --------------------
                                           ------------------------ --------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                          $ 4.214321           $ 9.112139
   Total Return *                                            0.41%               -5.84%
   Ratio of Expenses **                                      2.56%               3.595%

Period ended December 31, 2004

    Unit Value                                          $ 4.328555           $ 9.677786
   Total Return *                                         8.65%***             4.79%***
   Ratio of Expenses **                                      2.37%               3.595%

Period ended December 31, 2003

    Unit Value                                          $ 3.890754           $ 9.945277
   Total Return *                                         6.81%***             1.83%***
   Ratio of Expenses **                                      1.65%                1.65%

Period ended December 31, 2002

   Unit Value                                                  n/a                  n/a
   Total Return *                                              n/a                  n/a
   Ratio of Expenses **                                        n/a                  n/a

Period ended December 31, 2001

   Unit Value                                                  n/a                  n/a
   Total Return *                                              n/a                  n/a
   Ratio of Expenses **                                        n/a                  n/a

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations October 29, 2001.

(b)  Commencement of operations July 22, 2002.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations September 20, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Commencement of operations May 2, 2005.


                                              JNL/Franklin
                                                Templeton           JNL/Goldman         JNL/JPMorgan       JNL/JPMorgan
                                                Small Cap          Sachs Mid Cap       International       International
                                           Value Portfolio (f)   Value Portfolio (f)  Equity Portfolio   Value Portfolio (d)
                                           --------------------  -------------------  -----------------  ------------------
                                           --------------------  -------------------  -----------------  ------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                     $ 10.931928          $ 11.288517        $ 14.952201         $ 12.527634
   Total Return *                                       -0.22%               -0.04%              9.32%              17.27%
   Ratio of Expenses **                                  1.35%                1.35%              1.25%               1.10%

Period ended December 31, 2004

    Unit Value                                     n/a                   n/a               $ 13.677913         $ 10.682523
   Total Return *                                  n/a                   n/a                    14.89%              17.19%
   Ratio of Expenses **                            n/a                   n/a                     1.25%               1.10%

Period ended December 31, 2003

    Unit Value                                     n/a                   n/a               $ 11.904771          $ 8.737517
   Total Return *                                  n/a                   n/a                  7.68%***           10.27%***
   Ratio of Expenses **                            n/a                   n/a                     1.25%               1.25%

Period ended December 31, 2002

   Unit Value                                      n/a                   n/a                $ 6.910248         $ 10.140477
   Total Return *                                  n/a                   n/a                   -21.69%            1.40%***
   Ratio of Expenses **                            n/a                   n/a                     1.40%               1.40%

Period ended December 31, 2001

   Unit Value                                      n/a                   n/a                $ 8.823666                 n/a
   Total Return *                                  n/a                   n/a                   -21.40%                 n/a
   Ratio of Expenses **                            n/a                   n/a                     1.40%                 n/a



                                                  JNL/                   JNL/                JNL/               JNL/MCM
                                             Lazard Mid Cap        Lazard Small Cap         MCM 25            Bond Index
                                           Value Portfolio (a)    Value Portfolio (a)    Portfolio (c)       Portfolio (b)
                                          ----------------------  -------------------- ------------------  ------------------
                                          ----------------------  -------------------- ------------------  ------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                      $ 18.941460           $ 15.461306        $ 15.470073         $ 11.295672
   Total Return *                                         7.62%                 3.51%             -4.26%               0.74%
   Ratio of Expenses **                                   1.10%                 1.10%              1.25%               1.10%

Period ended December 31, 2004

    Unit Value                                      $ 17.600238           $ 14.937420        $ 16.158799         $ 11.213047
   Total Return *                                        13.67%                11.68%             20.45%               4.30%
   Ratio of Expenses **                                   1.10%                 1.10%              1.25%               1.10%

Period ended December 31, 2003

    Unit Value                                      $ 14.143691           $ 12.975393        $ 13.415707         $ 10.272739
   Total Return *                                      4.61%***              4.79%***          12.22%***               1.53%
   Ratio of Expenses **                                   1.25%                 1.25%              1.25%               1.40%

Period ended December 31, 2002

   Unit Value                                        $ 9.197975            $ 8.998926        $ 10.150521         $ 10.117737
   Total Return *                                       -15.28%               -18.37%           1.51%***            1.18%***
   Ratio of Expenses **                                   1.40%                 1.40%              1.40%               1.40%

Period ended December 31, 2001

   Unit Value                                       $ 10.856520           $ 11.024118                n/a                 n/a
   Total Return *                                      8.57%***             10.24%***                n/a                 n/a
   Ratio of Expenses **                                   1.40%                 1.40%                n/a                 n/a



                                                 JNL/MCM                JNL/MCM
                                             Communications         Consumer Brands
                                          Sector Portfolio (e)    Sector Portfolio (e)
                                         ------------------------ --------------------
                                         ------------------------ --------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                        $ 4.589999          $ 10.608405
   Total Return *                                         -0.29%               -3.65%
   Ratio of Expenses **                                    1.25%                1.25%

Period ended December 31, 2004

    Unit Value                                        $ 4.603328          $ 11.009928
   Total Return *                                         16.21%                8.74%
   Ratio of Expenses **                                    1.25%                1.25%

Period ended December 31, 2003

    Unit Value                                        $ 3.961297          $ 10.125434
   Total Return *                                       6.83%***             1.85%***
   Ratio of Expenses **                                    1.25%                1.25%

Period ended December 31, 2002

   Unit Value                                                n/a                  n/a
   Total Return *                                            n/a                  n/a
   Ratio of Expenses **                                      n/a                  n/a

Period ended December 31, 2001

   Unit Value                                                n/a                  n/a
   Total Return *                                            n/a                  n/a
   Ratio of Expenses **                                      n/a                  n/a


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations October 29, 2001.

(b)  Commencement of operations July 22, 2002.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations September 20, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Commencement of operations May 2, 2005.


                                              JNL/Franklin
                                                Templeton           JNL/Goldman         JNL/JPMorgan       JNL/JPMorgan
                                                Small Cap          Sachs Mid Cap       International       International
                                           Value Portfolio (f)   Value Portfolio (f)  Equity Portfolio   Value Portfolio (d)
                                           --------------------  -------------------  -----------------  ------------------
                                           --------------------  -------------------  -----------------  ------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                             $ 522                $ 443            $ 3,690             $ 5,673
   Units Outstanding (in thousands)                         48                   40                308                 447
   Investment Income Ratio *                             0.00%                0.00%              1.82%               0.51%

Period ended December 31, 2004

   Net Assets (in thousands)                       n/a                   n/a                   $ 3,078             $ 2,677
   Units Outstanding (in thousands)                n/a                   n/a                       295                 233
   Investment Income Ratio *                       n/a                   n/a                     1.34%               1.49%

Period ended December 31, 2003

   Net Assets (in thousands)                       n/a                   n/a                   $ 2,389               $ 775
   Units Outstanding (in thousands)                n/a                   n/a                       268                  69
   Investment Income Ratio *                       n/a                   n/a                     1.77%               4.33%

Period ended December 31, 2002

   Net Assets (in thousands)                       n/a                   n/a                   $ 1,942                $ 60
   Units Outstanding (in thousands)                n/a                   n/a                       281                   6
   Investment Income Ratio *                       n/a                   n/a                     0.87%               2.80%

Period ended December 31, 2001

   Net Assets (in thousands)                       n/a                   n/a                   $ 2,724                 n/a
   Units Outstanding (in thousands)                n/a                   n/a                       309                 n/a
   Investment Income Ratio *                       n/a                   n/a                     0.73%                 n/a



                                                  JNL/                   JNL/                JNL/               JNL/MCM
                                             Lazard Mid Cap        Lazard Small Cap         MCM 25            Bond Index
                                           Value Portfolio (a)    Value Portfolio (a)    Portfolio (c)       Portfolio (b)
                                          ----------------------  -------------------- ------------------  ------------------
                                          ----------------------  -------------------- ------------------  ------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                            $ 8,755               $ 5,876           $ 21,625             $ 9,542
   Units Outstanding (in thousands)                         508                   408              1,431                 875
   Investment Income Ratio *                             11.08%                 5.61%              0.00%               3.45%

Period ended December 31, 2004

   Net Assets (in thousands)                            $ 5,868               $ 4,898           $ 18,623             $ 4,234
   Units Outstanding (in thousands)                         368                   348              1,173                 388
   Investment Income Ratio *                              0.20%                 0.05%              0.00%               0.59%

Period ended December 31, 2003

   Net Assets (in thousands)                            $ 1,954               $ 3,162            $ 7,122               $ 567
   Units Outstanding (in thousands)                         154                   256                535                  53
   Investment Income Ratio *                              0.39%                 0.00%              0.00%               4.56%

Period ended December 31, 2002

   Net Assets (in thousands)                              $ 574               $ 1,024              $ 240                $ 20
   Units Outstanding (in thousands)                          63                   115                 23                   2
   Investment Income Ratio *                              0.35%                 0.00%              0.00%               5.38%

Period ended December 31, 2001

   Net Assets (in thousands)                              $ 152                 $ 128                n/a                 n/a
   Units Outstanding (in thousands)                          14                    12                n/a                 n/a
   Investment Income Ratio *                              0.72%                 0.20%                n/a                 n/a



                                                 JNL/MCM                JNL/MCM
                                             Communications         Consumer Brands
                                          Sector Portfolio (e)    Sector Portfolio (e)
                                         ------------------------ --------------------
                                         ------------------------ --------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                               $ 477                $ 625
   Units Outstanding (in thousands)                           97                   61
   Investment Income Ratio *                              10.94%                3.24%

Period ended December 31, 2004

   Net Assets (in thousands)                               $ 296                $ 211
   Units Outstanding (in thousands)                           54                   20
   Investment Income Ratio *                               0.01%                0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                                 $ -                  $ -
   Units Outstanding (in thousands)                            -                    -
   Investment Income Ratio *                               0.00%                0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                                 n/a                  n/a
   Units Outstanding (in thousands)                          n/a                  n/a
   Investment Income Ratio *                                 n/a                  n/a

Period ended December 31, 2001

   Net Assets (in thousands)                                 n/a                  n/a
   Units Outstanding (in thousands)                          n/a                  n/a
   Investment Income Ratio *                                 n/a                  n/a


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations October 29, 2001.

(b)  Commencement of operations July 22, 2002.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations September 20, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Commencement of operations May 2, 2005.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                   JNL/MCM
                                                   Enhanced                JNL/MCM              JNL/MCM              JNL/MCM
                                                S&P 500 Stock             Financial              Global             Healthcare
                                             Index Portfolio (b)     Sector Portfolio (c)   15 Portfolio (b)    Sector Portfolio (c)
                                            -----------------------  --------------------- -------------------  -------------------
                                            -----------------------  --------------------- -------------------  -------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                          $ 7.435297            $ 11.394730         $ 15.600994           $ 9.929040
   Total Return *                                            0.65%                  2.88%               6.11%                3.80%
   Ratio of Expenses **                                      3.52%                  3.10%               3.72%                3.62%

Period ended December 31, 2004

    Unit Value                                          $ 7.387514            $ 11.075714         $ 14.702177           $ 9.565977
   Total Return *                                        10.45%***               9.86%***           21.18%***            -0.25%***
   Ratio of Expenses **                                      3.52%                  3.10%               3.72%                3.62%

Period ended December 31, 2003

    Unit Value                                          $ 7.156376            $ 10.205726         $ 12.194412          $ 10.192820
   Total Return *                                        13.92%***               2.06%***            1.63%***             1.93%***
   Ratio of Expenses **                                      2.65%                  1.82%              2.595%                1.82%

Period ended December 31, 2002

   Unit Value                                           $ 5.768271                    n/a          $ 9.641049                  n/a
   Total Return *                                         2.43%***                    n/a           -3.45%***                  n/a
   Ratio of Expenses **                                      2.30%                    n/a               2.30%                  n/a

Period ended December 31, 2001

   Unit Value                                                  n/a                    n/a                 n/a                  n/a
   Total Return *                                              n/a                    n/a                 n/a                  n/a
   Ratio of Expenses **                                        n/a                    n/a                 n/a                  n/a



                                                    JNL/MCM            JNL/MCM            JNL/MCM             JNL/MCM
                                                 International          JNL 5             Nasdaq(R)          Oil & Gas
                                              Index Portfolio (b)   Portfolio (d)     15 Portfolio (d)   Sector Portfolio (c)
                                              -------------------- -----------------  -----------------  -------------------
                                              -------------------- -----------------  -----------------  -------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                        $ 13.807835       $ 11.654963        $ 10.409995          $ 20.300374
   Total Return *                                           9.07%            -0.84%             14.52%               31.87%
   Ratio of Expenses **                                     3.82%             3.11%              2.82%                3.67%

Period ended December 31, 2004

    Unit Value                                        $ 12.659046       $ 10.869331        $ 10.818653          $ 15.394036
   Total Return *                                       14.91%***          1.79%***           1.11%***            -1.74%***
   Ratio of Expenses **                                     3.82%             2.95%              2.35%                3.67%

Period ended December 31, 2003

    Unit Value                                        $ 11.274745               n/a                n/a          $ 13.120936
   Total Return *                                        2.54%***               n/a                n/a             5.37%***
   Ratio of Expenses **                                    2.595%               n/a                n/a                1.65%

Period ended December 31, 2002

   Unit Value                                         $ 10.297913               n/a                n/a                  n/a
   Total Return *                                        2.98%***               n/a                n/a                  n/a
   Ratio of Expenses **                                     1.82%               n/a                n/a                  n/a

Period ended December 31, 2001

   Unit Value                                                 n/a               n/a                n/a                  n/a
   Total Return *                                             n/a               n/a                n/a                  n/a
   Ratio of Expenses **                                       n/a               n/a                n/a                  n/a



                                                   JNL/MCM            JNL/MCM
                                               S&P 400 MidCap         S&P 500
                                             Index Portfolio (a)   Index Portfolio (a)
                                             --------------------  ---------------
                                             --------------------  ---------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                       $ 12.907166       $ 9.831750
   Total Return *                                          7.80%            0.47%
   Ratio of Expenses **                                    3.82%            3.82%

Period ended December 31, 2004

    Unit Value                                       $ 11.973757       $ 9.785439
   Total Return *                                      10.97%***         6.07%***
   Ratio of Expenses **                                    3.82%            3.82%

Period ended December 31, 2003

    Unit Value                                       $ 10.961560       $ 9.423812
   Total Return *                                      19.40%***        13.37%***
   Ratio of Expenses **                                    2.80%            2.80%

Period ended December 31, 2002

   Unit Value                                         $ 8.431162       $ 7.620310
   Total Return *                                      -0.85%***        -7.67%***
   Ratio of Expenses **                                    2.30%            2.30%

Period ended December 31, 2001

   Unit Value                                                n/a              n/a
   Total Return *                                            n/a              n/a
   Ratio of Expenses **                                      n/a              n/a



* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations July 22, 2002.

(b)  Inception date July 22, 2002.

(c)  Commencement of operations December 15, 2003.

(d)  Inception date October 1, 2004.



                                                 JNL/MCM
                                                 Enhanced                JNL/MCM              JNL/MCM              JNL/MCM
                                              S&P 500 Stock             Financial              Global             Healthcare
                                           Index Portfolio (b)     Sector Portfolio (c)   15 Portfolio (b)    Sector Portfolio (c)
                                          -----------------------  --------------------- -------------------  -------------------
                                          -----------------------  --------------------- -------------------  -------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                        $ 8.728429            $ 12.854726         $ 16.983544          $ 11.584406
   Total Return *                                          3.11%                  4.80%               8.76%                6.28%
   Ratio of Expenses **                                    1.10%                  1.25%               1.25%                1.25%

Period ended December 31, 2004

    Unit Value                                        $ 8.465552            $ 12.266068         $ 15.615619          $ 10.900188
   Total Return *                                          7.73%                 12.14%              25.59%                2.21%
   Ratio of Expenses **                                    1.10%                  1.25%               1.25%                1.25%

Period ended December 31, 2003

    Unit Value                                        $ 7.639067            $ 10.938291         $ 12.433563          $ 10.664169
   Total Return *                                       7.17%***               2.33%***            1.02%***             2.21%***
   Ratio of Expenses **                                    1.25%                  1.25%               1.25%                1.25%

Period ended December 31, 2002

   Unit Value                                        $ 10.640831                    n/a         $ 10.108930                  n/a
   Total Return *                                       6.41%***                    n/a            1.09%***                  n/a
   Ratio of Expenses **                                    1.40%                    n/a               1.40%                  n/a

Period ended December 31, 2001

   Unit Value                                                n/a                    n/a                 n/a                  n/a
   Total Return *                                            n/a                    n/a                 n/a                  n/a
   Ratio of Expenses **                                      n/a                    n/a                 n/a                  n/a



                                                JNL/MCM            JNL/MCM            JNL/MCM             JNL/MCM
                                             International          JNL 5             Nasdaq(R)          Oil & Gas
                                          Index Portfolio (b)   Portfolio (d)     15 Portfolio (d)   Sector Portfolio (c)
                                          -------------------- -----------------  -----------------  -------------------
                                          -------------------- -----------------  -----------------  -------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                    $ 15.316154       $ 11.926526        $ 10.614333          $ 23.757688
   Total Return *                                       0.38%             9.28%             -2.15%               35.09%
   Ratio of Expenses **                                 1.20%             1.25%              1.25%                1.25%

Period ended December 31, 2004

    Unit Value                                    $ 13.659915       $ 10.913899        $ 10.847246          $ 17.586279
   Total Return *                                      13.06%             1.42%             -0.85%               31.65%
   Ratio of Expenses **                                 1.25%             1.25%              1.25%                1.25%

Period ended December 31, 2003

    Unit Value                                    $ 13.958057               n/a                n/a          $ 13.358794
   Total Return *                                      35.39%               n/a                n/a             5.39%***
   Ratio of Expenses **                                 1.40%               n/a                n/a                1.25%

Period ended December 31, 2002

   Unit Value                                     $ 10.309147               n/a                n/a                  n/a
   Total Return *                                    3.09%***               n/a                n/a                  n/a
   Ratio of Expenses **                                 1.40%               n/a                n/a                  n/a

Period ended December 31, 2001

   Unit Value                                             n/a               n/a                n/a                  n/a
   Total Return *                                         n/a               n/a                n/a                  n/a
   Ratio of Expenses **                                   n/a               n/a                n/a                  n/a



                                              JNL/MCM            JNL/MCM
                                          S&P 400 MidCap         S&P 500
                                        Index Portfolio (a)   Index Portfolio (a)
                                        --------------------  ---------------
                                        --------------------  ---------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                  $ 14.317370      $ 10.949242
   Total Return *                                    -0.14%            3.24%
   Ratio of Expenses **                               1.20%            1.10%

Period ended December 31, 2004

    Unit Value                                  $ 12.920648      $ 10.605996
   Total Return *                                    14.35%            7.10%
   Ratio of Expenses **                               1.25%            1.10%

Period ended December 31, 2003

    Unit Value                                  $ 11.299436       $ 9.714316
   Total Return *                                  3.62%***         5.15%***
   Ratio of Expenses **                               1.25%            1.25%

Period ended December 31, 2002

   Unit Value                                   $ 10.431487      $ 10.617884
   Total Return *                                  4.31%***         6.18%***
   Ratio of Expenses **                               1.40%            1.40%

Period ended December 31, 2001

   Unit Value                                           n/a              n/a
   Total Return *                                       n/a              n/a
   Ratio of Expenses **                                 n/a              n/a


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations July 22, 2002.

(b)  Inception date July 22, 2002.

(c)  Commencement of operations December 15, 2003.

(d)  Inception date October 1, 2004.


                                                 JNL/MCM
                                                 Enhanced                JNL/MCM              JNL/MCM              JNL/MCM
                                              S&P 500 Stock             Financial              Global             Healthcare
                                           Index Portfolio (b)     Sector Portfolio (c)   15 Portfolio (b)    Sector Portfolio (c)
                                          -----------------------  --------------------- -------------------  -------------------
                                          -----------------------  --------------------- -------------------  -------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                             $ 3,416                  $ 945            $ 20,182              $ 4,424
   Units Outstanding (in thousands)                          392                     78               1,215                  401
   Investment Income Ratio *                               7.70%                  2.38%               0.00%                0.97%

Period ended December 31, 2004

   Net Assets (in thousands)                             $ 2,323                  $ 384            $ 11,079              $ 1,287
   Units Outstanding (in thousands)                          262                     33                 719                  123
   Investment Income Ratio *                               0.34%                  0.10%               0.00%                0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                             $ 1,156                   $ 24             $ 1,357                 $ 35
   Units Outstanding (in thousands)                          133                      2                 110                    3
   Investment Income Ratio *                               0.75%                  0.00%               0.00%                0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                                $ 27                    n/a                $ 93                  n/a
   Units Outstanding (in thousands)                            4                    n/a                  10                  n/a
   Investment Income Ratio *                               0.07%                    n/a               0.00%                  n/a

Period ended December 31, 2001

   Net Assets (in thousands)                                 n/a                    n/a                 n/a                  n/a
   Units Outstanding (in thousands)                          n/a                    n/a                 n/a                  n/a
   Investment Income Ratio *                                 n/a                    n/a                 n/a                  n/a



                                                JNL/MCM            JNL/MCM            JNL/MCM             JNL/MCM
                                             International          JNL 5             Nasdaq(R)          Oil & Gas
                                          Index Portfolio (b)   Portfolio (d)     15 Portfolio (d)   Sector Portfolio (c)
                                          -------------------- -----------------  -----------------  -------------------
                                          -------------------- -----------------  -----------------  -------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                         $ 16,989          $ 61,448            $ 1,523              $ 5,400
   Units Outstanding (in thousands)                     1,127             5,193                145                  244
   Investment Income Ratio *                            3.24%             0.05%              0.00%                2.94%

Period ended December 31, 2004

   Net Assets (in thousands)                          $ 7,219           $ 5,265            $ 1,211                $ 726
   Units Outstanding (in thousands)                       530               484                112                   45
   Investment Income Ratio *                            0.19%             0.54%              0.00%                0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                            $ 663               n/a                n/a                  $ -
   Units Outstanding (in thousands)                        58               n/a                n/a                    -
   Investment Income Ratio *                            5.26%               n/a                n/a                0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                              $ -               n/a                n/a                  n/a
   Units Outstanding (in thousands)                         -               n/a                n/a                  n/a
   Investment Income Ratio *                            0.00%               n/a                n/a                  n/a

Period ended December 31, 2001

   Net Assets (in thousands)                              n/a               n/a                n/a                  n/a
   Units Outstanding (in thousands)                       n/a               n/a                n/a                  n/a
   Investment Income Ratio *                              n/a               n/a                n/a                  n/a


                                               JNL/MCM            JNL/MCM
                                           S&P 400 MidCap         S&P 500
                                         Index Portfolio (a)   Index Portfolio (a)
                                         --------------------  ---------------
                                         --------------------  ---------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                        $ 19,397         $ 26,374
   Units Outstanding (in thousands)                    1,376            2,436
   Investment Income Ratio *                           1.44%            1.46%

Period ended December 31, 2004

   Net Assets (in thousands)                        $ 12,780         $ 16,269
   Units Outstanding (in thousands)                      996            1,525
   Investment Income Ratio *                           0.01%            1.93%

Period ended December 31, 2003

   Net Assets (in thousands)                         $ 2,080          $ 4,371
   Units Outstanding (in thousands)                      183              432
   Investment Income Ratio *                           0.76%            2.17%

Period ended December 31, 2002

   Net Assets (in thousands)                           $ 186            $ 258
   Units Outstanding (in thousands)                       22               33
   Investment Income Ratio *                           1.69%            0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                             n/a              n/a
   Units Outstanding (in thousands)                      n/a              n/a
   Investment Income Ratio *                             n/a              n/a



* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations July 22, 2002.

(b)  Inception date July 22, 2002.

(c)  Commencement of operations December 15, 2003.

(d)  Inception date October 1, 2004.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                                 JNL/MCM              JNL/MCM               JNL/MCM              JNL/MCM
                                            Select Small Cap         Small Cap            Technology             Dow SM
                                              Portfolio (c)     Index Portfolio (d)   Sector Portfolio (e)  10 Portfolio (c)
                                           -------------------- --------------------  -------------------- --------------------
                                           -------------------- --------------------  -------------------- --------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                     $ 17.299122          $ 12.311569            $ 5.194080          $ 12.089088
   Total Return *                                        4.78%                0.33%                -0.69%               -9.13%
   Ratio of Expenses **                                  3.72%                3.82%                 3.10%                3.72%

Period ended December 31, 2004

    Unit Value                                     $ 16.510166          $ 12.271545            $ 5.230077          $ 13.303897
   Total Return *                                    15.73%***            14.50%***             -0.66%***             5.29%***
   Ratio of Expenses **                                  3.72%                3.82%                 3.10%                3.72%

Period ended December 31, 2003

    Unit Value                                     $ 15.471726          $ 11.077352            $ 5.692291          $ 13.619993
   Total Return *                                    20.85%***            23.88%***              0.75%***             1.23%***
   Ratio of Expenses **                                  2.80%                2.80%                 1.65%               2.595%

Period ended December 31, 2002

   Unit Value                                      $ 10.772237           $ 7.835213                   n/a          $ 11.104801
   Total Return *                                    -5.51%***            -5.83%***                   n/a            11.50%***
   Ratio of Expenses **                                  2.45%                2.45%                   n/a                2.30%

Period ended December 31, 2001

   Unit Value                                              n/a                  n/a                   n/a                  n/a
   Total Return *                                          n/a                  n/a                   n/a                  n/a
   Ratio of Expenses **                                    n/a                  n/a                   n/a                  n/a



                                                JNL/MCM              JNL/MCM             JNL/MCM         JNL/Oppenheimer
                                                 S&P(R)            Value Line(R)           VIP            Global Growth
                                           10 Portfolio (c)      25 Portfolio (f)     Portfolio (f)       Portfolio (a)
                                          --------------------  ------------------- ------------------- -------------------
                                          --------------------  ------------------- ------------------- -------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                    $ 16.268795          $ 15.213596         $ 11.750182         $ 11.637000
   Total Return *                                      31.81%               -0.73%               8.27%              10.06%
   Ratio of Expenses **                                 4.00%                3.36%               3.06%               3.30%

Period ended December 31, 2004

    Unit Value                                    $ 12.342253          $ 11.335448         $ 11.043498         $ 10.573497
   Total Return *                                   23.51%***             6.23%***            4.97%***           14.29%***
   Ratio of Expenses **                                 4.00%                2.72%               2.76%               3.30%

Period ended December 31, 2003

    Unit Value                                    $ 11.115606                  n/a                 n/a          $ 9.414598
   Total Return *                                    1.89%***                  n/a                 n/a           14.61%***
   Ratio of Expenses **                                2.595%                  n/a                 n/a               2.65%

Period ended December 31, 2002

   Unit Value                                      $ 9.589985                  n/a                 n/a          $ 6.911561
   Total Return *                                   -9.58%***                  n/a                 n/a           -6.21%***
   Ratio of Expenses **                                 2.30%                  n/a                 n/a               2.45%

Period ended December 31, 2001

   Unit Value                                             n/a                  n/a                 n/a          $ 9.050551
   Total Return *                                         n/a                  n/a                 n/a           -9.49%***
   Ratio of Expenses **                                   n/a                  n/a                 n/a              1.825%



                                           JNL/Oppenheimer       JNL/PIMCO
                                                Growth          Total Return
                                            Portfolio (a)     Bond Portfolio (b)
                                         -------------------- -----------------
                                         -------------------- -----------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                    $ 8.217958       $ 11.494418
   Total Return *                                      6.00%            -1.69%
   Ratio of Expenses **                               2.945%             4.00%

Period ended December 31, 2004

    Unit Value                                    $ 7.752652       $ 11.692133
   Total Return *                                   6.86%***          3.02%***
   Ratio of Expenses **                               2.945%             4.00%

Period ended December 31, 2003

    Unit Value                                    $ 7.690909       $ 12.497363
   Total Return *                                   1.97%***         -1.89%***
   Ratio of Expenses **                                2.80%             2.80%

Period ended December 31, 2002

   Unit Value                                     $ 6.754412       $ 12.475080
   Total Return *                                  -0.08%***          2.01%***
   Ratio of Expenses **                                2.45%             2.45%

Period ended December 31, 2001

   Unit Value                                     $ 9.365809        $ 9.770700
   Total Return *                                  -6.34%***         -2.29%***
   Ratio of Expenses **                               1.825%            1.825%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations May 1, 2001.

(b)  Commencement of operations October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations July 22, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Inception date October 1, 2004.



                                                 JNL/MCM              JNL/MCM               JNL/MCM              JNL/MCM
                                            Select Small Cap         Small Cap            Technology             Dow SM
                                              Portfolio (c)     Index Portfolio (d)   Sector Portfolio (e)  10 Portfolio (c)
                                           -------------------- --------------------  -------------------- --------------------
                                           -------------------- --------------------  -------------------- --------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                     $ 18.832221          $ 13.656516            $ 5.858937          $ 13.160609
   Total Return *                                        7.39%               -0.39%                 1.16%               -6.86%
   Ratio of Expenses **                                  1.25%                1.20%                 1.25%                1.25%

Period ended December 31, 2004

    Unit Value                                     $ 17.536004          $ 13.241958            $ 5.791601          $ 14.130656
   Total Return *                                       10.83%               15.97%                -0.07%                1.76%
   Ratio of Expenses **                                  1.25%                1.25%                 1.25%                1.25%

Period ended December 31, 2003

    Unit Value                                     $ 15.821819          $ 11.418840            $ 5.795488          $ 13.886137
   Total Return *                                     5.57%***             4.54%***              0.77%***            14.31%***
   Ratio of Expenses **                                  1.25%                1.25%                 1.25%                1.25%

Period ended December 31, 2002

   Unit Value                                      $ 10.503766          $ 10.529964                   n/a          $ 11.477618
   Total Return *                                     5.04%***             5.30%***                   n/a            14.78%***
   Ratio of Expenses **                                  1.40%                1.40%                   n/a                1.40%

Period ended December 31, 2001

   Unit Value                                              n/a                  n/a                   n/a                  n/a
   Total Return *                                          n/a                  n/a                   n/a                  n/a
   Ratio of Expenses **                                    n/a                  n/a                   n/a                  n/a



                                               JNL/MCM              JNL/MCM             JNL/MCM         JNL/Oppenheimer
                                                S&P(R)            Value Line(R)           VIP            Global Growth
                                          10 Portfolio (c)      25 Portfolio (f)     Portfolio (f)       Portfolio (a)
                                         --------------------  ------------------- ------------------- -------------------
                                         --------------------  ------------------- ------------------- -------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                   $ 17.883900          $ 15.597200         $ 12.016520         $ 12.895425
   Total Return *                                     35.48%               37.14%               8.42%              12.50%
   Ratio of Expenses **                                1.25%                1.35%               1.25%               1.10%

Period ended December 31, 2004

    Unit Value                                   $ 13.200490          $ 11.373027         $ 11.083687         $ 11.462639
   Total Return *                                     16.47%               13.73%               0.15%              15.38%
   Ratio of Expenses **                                1.25%                1.35%               1.25%               1.10%

Period ended December 31, 2003

    Unit Value                                   $ 11.333552                  n/a                 n/a          $ 9.787978
   Total Return *                                   8.58%***                  n/a                 n/a            7.49%***
   Ratio of Expenses **                                1.25%                  n/a                 n/a               1.25%

Period ended December 31, 2002

   Unit Value                                     $ 9.074024                  n/a                 n/a          $ 7.034003
   Total Return *                                  -9.26%***                  n/a                 n/a             -23.41%
   Ratio of Expenses **                                1.40%                  n/a                 n/a               1.40%

Period ended December 31, 2001

   Unit Value                                            n/a                  n/a                 n/a          $ 9.184038
   Total Return *                                        n/a                  n/a                 n/a           -8.16%***
   Ratio of Expenses **                                  n/a                  n/a                 n/a               1.40%



                                         JNL/Oppenheimer       JNL/PIMCO
                                              Growth          Total Return
                                          Portfolio (a)     Bond Portfolio (b)
                                       -------------------- -----------------
                                       -------------------- -----------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                  $ 8.894840       $ 14.427059
   Total Return *                                    7.81%             1.19%
   Ratio of Expenses **                              1.25%             1.10%

Period ended December 31, 2004

    Unit Value                                  $ 8.250535       $ 14.256836
   Total Return *                                   -0.18%             4.70%
   Ratio of Expenses **                              1.25%             1.10%

Period ended December 31, 2003

    Unit Value                                  $ 8.108315       $ 13.680473
   Total Return *                                   16.14%          1.10%***
   Ratio of Expenses **                              1.40%             1.25%

Period ended December 31, 2002

   Unit Value                                   $ 6.981291       $ 10.494459
   Total Return *                                  -26.33%             7.33%
   Ratio of Expenses **                              1.40%             1.40%

Period ended December 31, 2001

   Unit Value                                   $ 9.476549        $ 9.777524
   Total Return *                                -5.23%***         -2.22%***
   Ratio of Expenses **                              1.40%             1.40%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations May 1, 2001.

(b)  Commencement of operations October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations July 22, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Inception date October 1, 2004.



                                                 JNL/MCM              JNL/MCM               JNL/MCM              JNL/MCM
                                            Select Small Cap         Small Cap            Technology             Dow SM
                                              Portfolio (c)     Index Portfolio (d)   Sector Portfolio (e)  10 Portfolio (c)
                                           -------------------- --------------------  -------------------- --------------------
                                           -------------------- --------------------  -------------------- --------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                          $ 16,877             $ 16,352               $ 1,493             $ 21,024
   Units Outstanding (in thousands)                        917                1,208                   259                1,633
   Investment Income Ratio *                             0.00%                2.03%                 2.12%                0.00%

Period ended December 31, 2004

   Net Assets (in thousands)                          $ 10,129             $ 10,539                 $ 479             $ 15,799
   Units Outstanding (in thousands)                        587                  790                    85                1,134
   Investment Income Ratio *                             0.00%                0.01%                 0.00%                0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                           $ 6,217              $ 2,844                   $ -              $ 8,608
   Units Outstanding (in thousands)                        397                  228                     -                  624
   Investment Income Ratio *                             0.00%                1.00%                 0.00%                0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                             $ 270                $ 206                   n/a                $ 301
   Units Outstanding (in thousands)                         25                   26                   n/a                   27
   Investment Income Ratio *                             0.00%                2.87%                   n/a                0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                               n/a                  n/a                   n/a                  n/a
   Units Outstanding (in thousands)                        n/a                  n/a                   n/a                  n/a
   Investment Income Ratio *                               n/a                  n/a                   n/a                  n/a



                                                 JNL/MCM              JNL/MCM             JNL/MCM         JNL/Oppenheimer
                                                  S&P(R)            Value Line(R)            VIP            Global Growth
                                            10 Portfolio (c)      25 Portfolio (f)     Portfolio (f)       Portfolio (a)
                                           --------------------  ------------------- ------------------- -------------------
                                           --------------------  ------------------- ------------------- -------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                          $ 25,761             $ 37,396             $ 6,589             $ 8,280
   Units Outstanding (in thousands)                      1,477                2,415                 553                 667
   Investment Income Ratio *                             0.00%                0.00%               0.61%               0.27%

Period ended December 31, 2004

   Net Assets (in thousands)                          $ 16,372             $ 13,941               $ 311             $ 5,284
   Units Outstanding (in thousands)                      1,266                1,228                  28                 474
   Investment Income Ratio *                             0.00%                0.00%               0.25%               0.18%

Period ended December 31, 2003

   Net Assets (in thousands)                           $ 8,406                  n/a                 n/a             $ 2,389
   Units Outstanding (in thousands)                        749                  n/a                 n/a                 248
   Investment Income Ratio *                             0.00%                  n/a                 n/a               0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                             $ 235                  n/a                 n/a               $ 925
   Units Outstanding (in thousands)                         25                  n/a                 n/a                 133
   Investment Income Ratio *                             0.00%                  n/a                 n/a               0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                               n/a                  n/a                 n/a               $ 807
   Units Outstanding (in thousands)                        n/a                  n/a                 n/a                  89
   Investment Income Ratio *                               n/a                  n/a                 n/a               0.00%



                                            JNL/Oppenheimer       JNL/PIMCO
                                                 Growth          Total Return
                                             Portfolio (a)     Bond Portfolio (b)
                                          -------------------- -----------------
                                          -------------------- -----------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                          $ 1,853          $ 23,626
   Units Outstanding (in thousands)                       213             1,800
   Investment Income Ratio *                            0.14%             4.58%

Period ended December 31, 2004

   Net Assets (in thousands)                          $ 1,446          $ 15,501
   Units Outstanding (in thousands)                       178             1,210
   Investment Income Ratio *                            0.00%             2.05%

Period ended December 31, 2003

   Net Assets (in thousands)                            $ 680           $ 8,875
   Units Outstanding (in thousands)                        85               747
   Investment Income Ratio *                            0.00%             1.69%

Period ended December 31, 2002

   Net Assets (in thousands)                            $ 445           $ 5,768
   Units Outstanding (in thousands)                        64               540
   Investment Income Ratio *                            0.00%             0.03%

Period ended December 31, 2001

   Net Assets (in thousands)                            $ 441             $ 400
   Units Outstanding (in thousands)                        47                41
   Investment Income Ratio *                            0.20%             2.44%


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations May 1, 2001.

(b)  Commencement of operations October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Commencement of operations July 22, 2002.

(e)  Commencement of operations December 15, 2003.

(f)  Inception date October 1, 2004.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                                 JNL/PPM           JNL/Putnam        JNL/Putnam        JNL/Putnam
                                           America High Yield        Equity         Midcap Growth     Value Equity
                                           Bond Portfolio (d)      Portfolio          Portfolio         Portfolio
                                           -------------------- -----------------  ----------------  ----------------
                                           -------------------- -----------------  ----------------  ----------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                             n/a       $ 18.918417        $ 7.557339       $ 16.197723
   Total Return *                                          n/a            -1.16%             8.57%             1.19%
   Ratio of Expenses **                                    n/a             2.67%             3.22%             3.62%

Period ended December 31, 2004

    Unit Value                                     $ 12.558214       $ 18.516185        $ 6.960762       $ 16.007678
   Total Return *                                     4.43%***            10.47%          7.21%***          5.96%***
   Ratio of Expenses **                                  4.00%             2.30%             3.22%             3.62%

Period ended December 31, 2003

    Unit Value                                     $ 13.736486       $ 16.760848        $ 6.154228       $ 16.232717
   Total Return *                                     6.88%***         12.56%***          2.52%***          7.18%***
   Ratio of Expenses **                                  2.80%             2.30%             2.80%             2.80%

Period ended December 31, 2002

   Unit Value                                      $ 12.226651       $ 13.693344        $ 4.848841       $ 13.924386
   Total Return *                                     5.15%***         -1.04%***          0.16%***          7.56%***
   Ratio of Expenses **                                  2.45%            2.095%             1.96%             2.30%

Period ended December 31, 2001

   Unit Value                                       $ 9.880263        $ 8.109137        $ 8.027341        $ 9.139763
   Total Return *                                    -1.20%***        -18.91%***        -19.73%***         -8.60%***
   Ratio of Expenses **                                 1.825%            1.825%            1.825%            1.825%



                                                                                                             JNL/S&P
                                                 JNL/S&P              JNL/S&P          JNL/S&P Core          Equity
                                              Core Index 50        Core Index 75        Index 100       Aggressive Growth
                                            Portfolio (b)(d)     Portfolio (c)(d)    Portfolio (a)(d)    Portfolio I (d)
                                           --------------------  ------------------  -----------------  ------------------
                                           --------------------  ------------------  -----------------  ------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                             n/a                 n/a                n/a                 n/a
   Total Return *                                          n/a                 n/a                n/a                 n/a
   Ratio of Expenses **                                    n/a                 n/a                n/a                 n/a

Period ended December 31, 2004

    Unit Value                                      $ 9.619537          $ 9.764111        $ 10.057638          $ 9.372908
   Total Return *                                    -2.30%***            3.24%***          -1.61%***           -3.45%***
   Ratio of Expenses **                                  3.52%               3.62%              2.92%               3.52%

Period ended December 31, 2003

    Unit Value                                      $ 9.818384         $ 12.991655        $ 10.072370          $ 9.999892
   Total Return *                                     5.32%***           24.20%***           1.00%***              26.98%
   Ratio of Expenses **                                  2.27%               1.82%              2.47%               2.30%

Period ended December 31, 2002

   Unit Value                                              n/a                 n/a         $ 8.450679          $ 7.875145
   Total Return *                                          n/a                 n/a          -1.18%***            5.95%***
   Ratio of Expenses **                                    n/a                 n/a              2.45%               2.30%

Period ended December 31, 2001

   Unit Value                                              n/a                 n/a                n/a          $ 9.559577
   Total Return *                                          n/a                 n/a                n/a           -4.40%***
   Ratio of Expenses **                                    n/a                 n/a                n/a              1.825%



                                                                 JNL/S&P
                                              JNL/S&P            Managed
                                           Equity Growth        Aggressive
                                          Portfolio I (d)    Growth Portfolio
                                         ------------------  -----------------
                                         ------------------  -----------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                         n/a        $ 11.555580
   Total Return *                                      n/a              4.79%
   Ratio of Expenses **                                n/a              3.47%

Period ended December 31, 2004

    Unit Value                                  $ 9.138399        $ 11.027755
   Total Return *                                -3.58%***           8.15%***
   Ratio of Expenses **                              3.52%              3.47%

Period ended December 31, 2003

    Unit Value                                  $ 9.685254        $ 10.536610
   Total Return *                                26.41%***           7.96%***
   Ratio of Expenses **                              2.45%              2.80%

Period ended December 31, 2002

   Unit Value                                   $ 7.715736         $ 8.750197
   Total Return *                                 9.08%***           8.67%***
   Ratio of Expenses **                              2.30%              2.30%

Period ended December 31, 2001

   Unit Value                                   $ 8.603629         $ 9.060847
   Total Return *                               -13.96%***          -9.39%***
   Ratio of Expenses **                             1.825%             1.825%



* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations July 22, 2002.

(b)  Commencement of operations February 3, 2003.

(c)  Commencement of operations April 15, 2003.

(d)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


                                                 JNL/PPM           JNL/Putnam        JNL/Putnam        JNL/Putnam
                                           America High Yield        Equity         Midcap Growth     Value Equity
                                           Bond Portfolio (d)      Portfolio          Portfolio         Portfolio
                                           -------------------- -----------------  ----------------  ----------------
                                           -------------------- -----------------  ----------------  ----------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                             n/a       $ 22.004337        $ 8.449837       $ 20.858256
   Total Return *                                          n/a             7.40%            10.72%             3.61%
   Ratio of Expenses **                                    n/a             1.25%             1.25%             1.25%

Period ended December 31, 2004

    Unit Value                                     $ 16.488214       $ 20.488089        $ 7.631388       $ 20.132020
   Total Return *                                        4.75%            11.64%            17.15%             8.54%
   Ratio of Expenses **                                  1.10%             1.25%             1.25%             1.25%

Period ended December 31, 2003

    Unit Value                                     $ 15.703877       $ 18.351886        $ 6.514304       $ 18.547694
   Total Return *                                     3.71%***          5.27%***          3.10%***          3.68%***
   Ratio of Expenses **                                  1.25%             1.25%             1.25%             1.25%

Period ended December 31, 2002

   Unit Value                                       $ 9.748270        $ 6.208732        $ 5.096737        $ 7.499085
   Total Return *                                        0.63%           -25.15%           -30.30%           -20.98%
   Ratio of Expenses **                                  1.40%             1.40%             1.40%             1.40%

Period ended December 31, 2001

   Unit Value                                       $ 9.686955        $ 8.295230        $ 7.312892        $ 9.490032
   Total Return *                                        4.19%           -26.06%           -27.99%            -7.63%
   Ratio of Expenses **                                  1.40%             1.40%             1.40%             1.40%



                                                                                                            JNL/S&P
                                                JNL/S&P              JNL/S&P          JNL/S&P Core          Equity
                                             Core Index 50        Core Index 75        Index 100       Aggressive Growth
                                           Portfolio (b)(d)     Portfolio (c)(d)    Portfolio (a)(d)    Portfolio I (d)
                                          --------------------  ------------------  -----------------  ------------------
                                          --------------------  ------------------  -----------------  ------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                            n/a                 n/a                n/a                 n/a
   Total Return *                                         n/a                 n/a                n/a                 n/a
   Ratio of Expenses **                                   n/a                 n/a                n/a                 n/a

Period ended December 31, 2004

    Unit Value                                    $ 10.230340         $ 10.411346        $ 10.526501         $ 10.855254
   Total Return *                                       2.13%               0.85%              2.01%               2.34%
   Ratio of Expenses **                                 1.25%               1.25%              1.25%               1.25%

Period ended December 31, 2003

    Unit Value                                    $ 10.016562         $ 13.060454        $ 10.318947         $ 10.607104
   Total Return *                                    7.81%***           24.73%***           4.30%***            9.56%***
   Ratio of Expenses **                                 1.25%               1.40%              1.25%               1.25%

Period ended December 31, 2002

   Unit Value                                             n/a                 n/a        $ 10.446153          $ 7.199696
   Total Return *                                         n/a                 n/a           4.46%***             -24.28%
   Ratio of Expenses **                                   n/a                 n/a              1.40%               1.40%

Period ended December 31, 2001

   Unit Value                                             n/a                 n/a                n/a          $ 9.508571
   Total Return *                                         n/a                 n/a                n/a             -14.97%
   Ratio of Expenses **                                   n/a                 n/a                n/a               1.40%


                                                                  JNL/S&P
                                               JNL/S&P            Managed
                                            Equity Growth        Aggressive
                                           Portfolio I (d)    Growth Portfolio
                                          ------------------  -----------------
                                          ------------------  -----------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                          n/a        $ 13.721991
   Total Return *                                       n/a              7.13%
   Ratio of Expenses **                                 n/a              1.25%

Period ended December 31, 2004

    Unit Value                                  $ 10.584990        $ 12.808455
   Total Return *                                     2.04%             11.22%
   Ratio of Expenses **                               1.25%              1.25%

Period ended December 31, 2003

    Unit Value                                  $ 10.373531        $ 11.516429
   Total Return *                                  7.05%***           7.42%***
   Ratio of Expenses **                               1.25%              1.25%

Period ended December 31, 2002

   Unit Value                                    $ 7.163703         $ 7.694273
   Total Return *                                   -24.40%            -19.39%
   Ratio of Expenses **                               1.40%              1.40%

Period ended December 31, 2001

   Unit Value                                    $ 9.476264         $ 9.545538
   Total Return *                                   -15.51%            -11.83%
   Ratio of Expenses **                               1.40%              1.40%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations July 22, 2002.

(b)  Commencement of operations February 3, 2003.

(c)  Commencement of operations April 15, 2003.

(d)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


                                                 JNL/PPM           JNL/Putnam        JNL/Putnam        JNL/Putnam
                                           America High Yield        Equity         Midcap Growth     Value Equity
                                           Bond Portfolio (d)      Portfolio          Portfolio         Portfolio
                                           -------------------- -----------------  ----------------  ----------------
                                           -------------------- -----------------  ----------------  ----------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                               n/a           $ 3,137           $ 2,161           $ 6,591
   Units Outstanding (in thousands)                        n/a               315               254               578
   Investment Income Ratio *                               n/a             0.82%             0.00%             1.00%

Period ended December 31, 2004

   Net Assets (in thousands)                               $ -           $ 3,154           $ 1,793           $ 7,086
   Units Outstanding (in thousands)                          -               352               228               660
   Investment Income Ratio *                             4.93%             0.58%             0.00%             1.41%

Period ended December 31, 2003

   Net Assets (in thousands)                          $ 11,551           $ 3,386           $ 1,354           $ 6,930
   Units Outstanding (in thousands)                        900               427               199               724
   Investment Income Ratio *                             8.22%             0.32%             0.00%             1.21%

Period ended December 31, 2002

   Net Assets (in thousands)                           $ 4,746           $ 3,019             $ 902           $ 5,875
   Units Outstanding (in thousands)                        481               486               171               787
   Investment Income Ratio *                             8.93%             0.00%             0.00%             0.97%

Period ended December 31, 2001

   Net Assets (in thousands)                           $ 4,339           $ 4,856           $ 1,201           $ 9,185
   Units Outstanding (in thousands)                        447               586               159               972
   Investment Income Ratio *                            11.88%             0.00%             0.00%             1.06%



                                                                                                            JNL/S&P
                                                JNL/S&P              JNL/S&P          JNL/S&P Core          Equity
                                             Core Index 50        Core Index 75        Index 100       Aggressive Growth
                                           Portfolio (b)(d)     Portfolio (c)(d)    Portfolio (a)(d)    Portfolio I (d)
                                          --------------------  ------------------  -----------------  ------------------
                                          --------------------  ------------------  -----------------  ------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                              n/a                 n/a                n/a                 n/a
   Units Outstanding (in thousands)                       n/a                 n/a                n/a                 n/a
   Investment Income Ratio *                              n/a                 n/a                n/a                 n/a

Period ended December 31, 2004

   Net Assets (in thousands)                              $ -                 $ -                $ -                 $ -
   Units Outstanding (in thousands)                         -                   -                  -                   -
   Investment Income Ratio *                            0.35%               0.67%              0.84%               0.06%

Period ended December 31, 2003

   Net Assets (in thousands)                            $ 381                $ 62              $ 521             $ 2,020
   Units Outstanding (in thousands)                        36                   5                 51                 213
   Investment Income Ratio *                            0.18%               0.75%              1.07%               0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                              n/a                 n/a               $ 48             $ 1,280
   Units Outstanding (in thousands)                       n/a                 n/a                  6                 174
   Investment Income Ratio *                              n/a                 n/a              0.00%               0.08%

Period ended December 31, 2001

   Net Assets (in thousands)                              n/a                 n/a                n/a             $ 1,235
   Units Outstanding (in thousands)                       n/a                 n/a                n/a                 130
   Investment Income Ratio *                              n/a                 n/a                n/a               2.76%



                                                                  JNL/S&P
                                               JNL/S&P            Managed
                                            Equity Growth        Aggressive
                                           Portfolio I (d)    Growth Portfolio
                                          ------------------  -----------------
                                          ------------------  -----------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                            n/a           $ 63,956
   Units Outstanding (in thousands)                     n/a              5,166
   Investment Income Ratio *                            n/a              0.78%

Period ended December 31, 2004

   Net Assets (in thousands)                            $ -           $ 62,568
   Units Outstanding (in thousands)                       -              5,414
   Investment Income Ratio *                          0.11%              0.29%

Period ended December 31, 2003

   Net Assets (in thousands)                       $ 23,904            $ 7,524
   Units Outstanding (in thousands)                   2,576                740
   Investment Income Ratio *                          0.02%              1.65%

Period ended December 31, 2002

   Net Assets (in thousands)                        $ 5,701            $ 4,415
   Units Outstanding (in thousands)                     827                571
   Investment Income Ratio *                          0.12%              1.22%

Period ended December 31, 2001

   Net Assets (in thousands)                        $ 5,793            $ 4,263
   Units Outstanding (in thousands)                     630                450
   Investment Income Ratio *                          2.99%              3.24%


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations July 22, 2002.

(b)  Commencement of operations February 3, 2003.

(c)  Commencement of operations April 15, 2003.

(d)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                            JNL/S&P                              JNL/S&P           JNL/S&P
                                            Managed            JNL/S&P           Managed           Managed
                                          Conservative         Managed           Moderate          Moderate
                                         Portfolio (a)    Growth Portfolio    Portfolio (a)    Growth Portfolio
                                        ----------------- ------------------  ---------------  -----------------
                                        ----------------- ------------------  ---------------  -----------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                               $ 10.354700        $ 11.476118      $ 10.654469        $ 11.142109
   Total Return *                                  0.75%              3.57%            3.87%              2.64%
   Ratio of Expenses **                            2.92%              3.67%            3.06%              3.62%

Period ended December 31, 2004

    Unit Value                               $ 10.277468        $ 11.080077      $ 10.466154        $ 10.855567
   Total Return *                               1.21%***           8.85%***         1.87%***           6.59%***
   Ratio of Expenses **                            2.92%              3.67%            2.92%              3.62%

Period ended December 31, 2003

    Unit Value                                       n/a        $ 10.845506              n/a        $ 10.766868
   Total Return *                                    n/a           6.85%***              n/a           7.47%***
   Ratio of Expenses **                              n/a              2.80%              n/a              2.80%

Period ended December 31, 2002

   Unit Value                                        n/a         $ 9.381822              n/a         $ 9.628911
   Total Return *                                    n/a          -1.79%***              n/a           6.28%***
   Ratio of Expenses **                              n/a              2.30%              n/a              2.30%

Period ended December 31, 2001

   Unit Value                                        n/a         $ 9.134164              n/a         $ 9.596988
   Total Return *                                    n/a          -8.66%***              n/a          -4.03%***
   Ratio of Expenses **                              n/a             1.825%              n/a             1.825%



                                                                                                  JNL/Salomon
                                              JNL/           JNL/Salomon       JNL/Salomon         Brothers
                                            S&P Very        Brothers High        Brothers       U.S. Government
                                        Aggressive Growth     Yield Bond      Strategic Bond       & Quality
                                         Portfolio I (b)    Portfolio (a)       Portfolio       Bond Portfolio
                                        ------------------  ---------------  ----------------- ------------------
                                        ------------------  ---------------  ----------------- ------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                        n/a      $ 11.571785        $ 15.402942        $ 11.931278
   Total Return *                                     n/a            2.51%             -0.70%             -1.65%
   Ratio of Expenses **                               n/a           2.995%              3.30%              4.00%

Period ended December 31, 2004

    Unit Value                                $ 10.047853      $ 11.889185        $ 15.511811        $ 12.131268
   Total Return *                                2.33%***         2.55%***            5.6%***           3.03%***
   Ratio of Expenses **                             3.17%            2.80%              3.30%              4.00%

Period ended December 31, 2003

    Unit Value                                $ 10.162512              n/a        $ 15.657991        $ 13.678008
   Total Return *                               11.62%***              n/a           1.49%***           2.27%***
   Ratio of Expenses **                             2.80%              n/a              2.80%              2.65%

Period ended December 31, 2002

   Unit Value                                  $ 8.215024              n/a        $ 15.121315        $ 14.076853
   Total Return *                               -2.21%***              n/a           6.43%***           0.70%***
   Ratio of Expenses **                             2.30%              n/a              1.96%              2.45%

Period ended December 31, 2001

   Unit Value                                  $ 9.045384              n/a        $ 10.318554        $ 10.464504
   Total Return *                               -9.55%***              n/a           3.19%***           4.65%***
   Ratio of Expenses **                            1.825%              n/a             1.825%             1.825%



                                        JNL/Select       JNL/Select
                                         Balanced       Global Growth
                                         Portfolio       Portfolio
                                     ------------------ -------------
                                     ------------------ -------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                             $ 19.537009   $ 20.859781
   Total Return *                                1.89%        -0.55%
   Ratio of Expenses **                          3.30%         2.45%

Period ended December 31, 2004

    Unit Value                             $ 19.174464   $ 20.974400
   Total Return *                             6.33%***      7.07%***
   Ratio of Expenses **                          3.30%         2.45%

Period ended December 31, 2003

    Unit Value                             $ 18.663530    $ 9.192404
   Total Return *                             8.93%***        22.25%
   Ratio of Expenses **                          2.80%         1.40%

Period ended December 31, 2002

   Unit Value                              $ 16.402339    $ 7.519648
   Total Return *                             0.95%***       -28.13%
   Ratio of Expenses **                          2.30%         1.40%

Period ended December 31, 2001

   Unit Value                              $ 10.126429   $ 10.462604
   Total Return *                             1.26%***       -24.58%
   Ratio of Expenses **                         1.825%         1.40%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date October 1, 2004.

(b)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


                                            JNL/S&P                              JNL/S&P           JNL/S&P
                                            Managed            JNL/S&P           Managed           Managed
                                          Conservative         Managed           Moderate          Moderate
                                         Portfolio (a)    Growth Portfolio    Portfolio (a)    Growth Portfolio
                                        ----------------- ------------------  ---------------  -----------------
                                        ----------------- ------------------  ---------------  -----------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                               $ 10.558004        $ 13.838200      $ 10.895956        $ 13.382377
   Total Return *                                  2.34%              6.10%            2.13%              5.09%
   Ratio of Expenses **                            1.35%              1.25%            1.25%              1.25%

Period ended December 31, 2004

    Unit Value                               $ 10.316431        $ 13.042053      $ 10.505783        $ 12.733662
   Total Return *                                  2.75%             10.03%            1.80%              8.21%
   Ratio of Expenses **                            1.35%              1.25%            1.35%              1.25%

Period ended December 31, 2003

    Unit Value                                       n/a        $ 11.853609              n/a        $ 11.767229
   Total Return *                                    n/a           5.00%***              n/a           4.84%***
   Ratio of Expenses **                              n/a              1.25%              n/a              1.25%

Period ended December 31, 2002

   Unit Value                                        n/a         $ 8.757295              n/a         $ 9.046263
   Total Return *                                    n/a            -13.62%              n/a             -9.75%
   Ratio of Expenses **                              n/a              1.40%              n/a              1.40%

Period ended December 31, 2001

   Unit Value                                        n/a        $ 10.137740              n/a        $ 10.023547
   Total Return *                                    n/a             -8.63%              n/a             -6.04%
   Ratio of Expenses **                              n/a              1.40%              n/a              1.40%



                                                                                                  JNL/Salomon
                                              JNL/           JNL/Salomon       JNL/Salomon         Brothers
                                            S&P Very        Brothers High        Brothers       U.S. Government
                                        Aggressive Growth     Yield Bond      Strategic Bond       & Quality
                                         Portfolio I (b)    Portfolio (a)       Portfolio       Bond Portfolio
                                        ------------------  ---------------  ----------------- ------------------
                                        ------------------  ---------------  ----------------- ------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                        n/a      $ 13.431707        $ 19.463165        $ 15.981831
   Total Return *                                     n/a            0.58%              1.50%              1.09%
   Ratio of Expenses **                               n/a            1.10%              1.10%              1.25%

Period ended December 31, 2004

    Unit Value                                $ 11.384935      $ 13.354808        $ 19.175338        $ 15.810068
   Total Return *                                   2.47%            2.98%              7.39%              2.56%
   Ratio of Expenses **                             1.25%            1.10%              1.10%              1.25%

Period ended December 31, 2003

    Unit Value                                $ 11.110472              n/a        $ 17.900578        $ 15.415351
   Total Return *                                8.25%***              n/a           2.12%***           0.93%***
   Ratio of Expenses **                             1.25%              n/a              1.25%              1.25%

Period ended December 31, 2002

   Unit Value                                  $ 6.735581              n/a        $ 12.028236        $ 12.356886
   Total Return *                                 -24.26%              n/a              6.87%              9.92%
   Ratio of Expenses **                             1.40%              n/a              1.40%              1.40%

Period ended December 31, 2001

   Unit Value                                  $ 8.893409              n/a        $ 11.254871        $ 11.241325
   Total Return *                                 -14.94%              n/a              5.32%              5.52%
   Ratio of Expenses **                             1.40%              n/a              1.40%              1.40%



                                          JNL/Select       JNL/Select
                                           Balanced       Global Growth
                                           Portfolio       Portfolio
                                       ------------------ -------------
                                       ------------------ -------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                               $ 24.296615   $ 23.449660
   Total Return *                                  4.00%         0.55%
   Ratio of Expenses **                            1.25%         1.35%

Period ended December 31, 2004

    Unit Value                               $ 23.363167   $ 23.321437
   Total Return *                                  9.50%        15.90%
   Ratio of Expenses **                            1.25%         1.35%

Period ended December 31, 2003

    Unit Value                               $ 21.336632    $ 9.192404
   Total Return *                               4.62%***        22.25%
   Ratio of Expenses **                            1.25%         1.40%

Period ended December 31, 2002

   Unit Value                                $ 11.096203    $ 7.519648
   Total Return *                                 -3.30%       -28.13%
   Ratio of Expenses **                            1.40%         1.40%

Period ended December 31, 2001

   Unit Value                                $ 11.474475   $ 10.462604
   Total Return *                                  9.03%       -24.58%
   Ratio of Expenses **                            1.40%         1.40%

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in the toal return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result ina direct reduction to unit values. Charges made directly to the contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date October 1, 2004.

(b)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


                                            JNL/S&P                              JNL/S&P           JNL/S&P
                                            Managed            JNL/S&P           Managed           Managed
                                          Conservative         Managed           Moderate          Moderate
                                         Portfolio (a)    Growth Portfolio    Portfolio (a)    Growth Portfolio
                                        ----------------- ------------------  ---------------  -----------------
                                        ----------------- ------------------  ---------------  -----------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                     $ 6,205           $ 73,034         $ 16,238           $ 64,507
   Units Outstanding (in thousands)                  592              5,715            1,506              5,167
   Investment Income Ratio *                       0.46%              1.27%            0.30%              2.07%

Period ended December 31, 2004

   Net Assets (in thousands)                     $ 1,200           $ 60,447          $ 1,936           $ 37,844
   Units Outstanding (in thousands)                  116              5,037              185              3,187
   Investment Income Ratio *                       0.00%              0.68%            0.00%              1.18%

Period ended December 31, 2003

   Net Assets (in thousands)                         n/a           $ 31,119              n/a                n/a
   Units Outstanding (in thousands)                  n/a              2,931              n/a                n/a
   Investment Income Ratio *                         n/a              2.35%              n/a                n/a

Period ended December 31, 2002

   Net Assets (in thousands)                         n/a           $ 14,462              n/a                n/a
   Units Outstanding (in thousands)                  n/a              1,725              n/a                n/a
   Investment Income Ratio *                         n/a              1.49%              n/a                n/a

Period ended December 31, 2001

   Net Assets (in thousands)                         n/a           $ 11,001              n/a                n/a
   Units Outstanding (in thousands)                  n/a              1,129              n/a                n/a
   Investment Income Ratio *                         n/a              4.41%              n/a                n/a



                                                                                                  JNL/Salomon
                                              JNL/           JNL/Salomon       JNL/Salomon         Brothers
                                            S&P Very        Brothers High        Brothers       U.S. Government
                                        Aggressive Growth     Yield Bond      Strategic Bond       & Quality
                                         Portfolio I (b)    Portfolio (a)       Portfolio       Bond Portfolio
                                        ------------------  ---------------  ----------------- ------------------
                                        ------------------  ---------------  ----------------- ------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                          n/a         $ 12,201            $ 8,475            $ 8,562
   Units Outstanding (in thousands)                   n/a            1,040                518                640
   Investment Income Ratio *                          n/a            7.16%              5.91%              3.86%

Period ended December 31, 2004

   Net Assets (in thousands)                          $ -         $ 13,234            $ 6,028            $ 7,842
   Units Outstanding (in thousands)                     -            1,124                386                601
   Investment Income Ratio *                        0.02%            2.29%              5.47%              4.55%

Period ended December 31, 2003

   Net Assets (in thousands)                      $ 1,844              n/a            $ 4,498            $ 7,946
   Units Outstanding (in thousands)                   200              n/a                325                639
   Investment Income Ratio *                        0.00%              n/a              5.83%              2.99%

Period ended December 31, 2002

   Net Assets (in thousands)                      $ 1,102              n/a            $ 2,484            $ 9,857
   Units Outstanding (in thousands)                   160              n/a                210                804
   Investment Income Ratio *                        0.07%              n/a              6.62%              4.67%

Period ended December 31, 2001

   Net Assets (in thousands)                      $ 1,557              n/a            $ 1,890            $ 5,401
   Units Outstanding (in thousands)                   174              n/a                171                489
   Investment Income Ratio *                        3.37%              n/a              7.94%              5.70%




                                          JNL/Select       JNL/Select
                                           Balanced       Global Growth
                                           Portfolio       Portfolio
                                       ------------------ -------------
                                       ------------------ -------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                    $ 11,920       $ 3,601
   Units Outstanding (in thousands)                  659           326
   Investment Income Ratio *                       3.97%         0.54%

Period ended December 31, 2004

   Net Assets (in thousands)                    $ 10,923       $ 3,654
   Units Outstanding (in thousands)                  655           357
   Investment Income Ratio *                       0.12%         0.00%

Period ended December 31, 2003

   Net Assets (in thousands)                     $ 8,249       $ 3,865
   Units Outstanding (in thousands)                  594           420
   Investment Income Ratio *                       2.47%         0.00%

Period ended December 31, 2002

   Net Assets (in thousands)                     $ 5,043       $ 4,437
   Units Outstanding (in thousands)                  466           590
   Investment Income Ratio *                       2.91%         0.67%

Period ended December 31, 2001

   Net Assets (in thousands)                     $ 5,082       $ 8,505
   Units Outstanding (in thousands)                  451           813
   Investment Income Ratio *                       3.70%         1.39%


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Inception date October 1, 2004.

(b)  For 2004, the period is from January 1, 2004 through acquisition October 1,
     2004. Unit values disclosed are as of October 1, 2004.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                             JNL/Select         JNL/Select            JNL/
                                             Large Cap         Money Market       Select Value
                                          Growth Portfolio       Portfolio        Portfolio (a)
                                         ------------------- ------------------ ------------------
                                         ------------------- ------------------ ------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                  $ 22.857142        $ 10.385847        $ 16.317798
   Total Return *                                     7.25%              0.11%              4.32%
   Ratio of Expenses **                               2.95%              3.06%              3.62%

Period ended December 31, 2004

    Unit Value                                  $ 22.554973        $ 10.845774        $ 15.642396
   Total Return *                                 -0.27%***          -0.50%***           8.66%***
   Ratio of Expenses **                               2.92%              2.65%              3.62%

Period ended December 31, 2003

    Unit Value                                  $ 22.334683        $ 11.243546        $ 14.281771
   Total Return *                                 34.44%***          -1.73%***          10.54%***
   Ratio of Expenses **                              2.095%              2.45%              2.65%

Period ended December 31, 2002

   Unit Value                                   $ 17.011265        $ 11.601511        $ 10.915943
   Total Return *                                 -2.38%***          -0.17%***          -0.43%***
   Ratio of Expenses **                               1.96%              2.30%              1.96%

Period ended December 31, 2001

   Unit Value                                    $ 8.035502        $ 10.041177                n/a
   Total Return *                                -19.64%***           0.41%***                n/a
   Ratio of Expenses **                              1.825%             1.825%                n/a


                                             JNL/T.Rowe          JNL/T. Rowe
                                                Price           Price Mid-Cap       JNL/T. Rowe
                                             Established            Growth          Price Value
                                          Growth Portfolio        Portfolio          Portfolio
                                         --------------------  ------------------------------------
                                         --------------------  ------------------------------------

HIGHEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                   $ 20.461539        $ 28.566244        $ 12.218913
   Total Return *                                      1.94%              9.63%              2.41%
   Ratio of Expenses **                                4.00%              4.00%             3.595%

Period ended December 31, 2004

    Unit Value                                   $ 20.072064        $ 26.056234        $ 11.931595
   Total Return *                                   9.98%***          15.51%***           9.03%***
   Ratio of Expenses **                                4.00%              4.00%             3.595%

Period ended December 31, 2003

    Unit Value                                   $ 21.512152        $ 25.806374        $ 11.052515
   Total Return *                                   0.17%***          12.36%***           9.05%***
   Ratio of Expenses **                                2.57%              2.65%              2.80%

Period ended December 31, 2002

   Unit Value                                    $ 17.709824        $ 19.422769         $ 8.834614
   Total Return *                                   1.07%***          -5.05%***          16.14%***
   Ratio of Expenses **                                1.96%              2.45%              2.45%

Period ended December 31, 2001

   Unit Value                                     $ 9.212695         $ 9.476180         $ 9.499841
   Total Return *                                  -7.87%***          -5.24%***          -5.00%***
   Ratio of Expenses **                               1.825%             1.825%             1.825%


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date September 30, 2002.


                                             JNL/Select         JNL/Select            JNL/
                                             Large Cap         Money Market       Select Value
                                          Growth Portfolio       Portfolio        Portfolio (a)
                                         ------------------- ------------------ ------------------
                                         ------------------- ------------------ ------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                  $ 27.387918        $ 12.591389        $ 17.710890
   Total Return *                                     3.37%              1.44%              6.97%
   Ratio of Expenses **                               1.25%              1.25%              1.10%

Period ended December 31, 2004

    Unit Value                                  $ 26.494836        $ 12.413013        $ 16.556485
   Total Return *                                     8.24%             -0.47%             10.10%
   Ratio of Expenses **                               1.25%              1.25%              1.10%

Period ended December 31, 2003

    Unit Value                                   $ 8.387840        $ 12.471394        $ 14.557751
   Total Return *                                    33.57%          -0.20%***          10.75%***
   Ratio of Expenses **                               1.40%              1.25%              1.25%

Period ended December 31, 2002

   Unit Value                                    $ 6.279575        $ 10.964243          10.930421
   Total Return *                                   -30.73%             -0.34%           9.30%***
   Ratio of Expenses **                               1.40%              1.40%              1.40%

Period ended December 31, 2001

   Unit Value                                    $ 9.065884        $ 11.001639                n/a
   Total Return *                                   -31.19%              1.99%                n/a
   Ratio of Expenses **                               1.40%              1.40%                n/a



                                             JNL/T.Rowe          JNL/T. Rowe
                                                Price           Price Mid-Cap       JNL/T. Rowe
                                             Established            Growth          Price Value
                                          Growth Portfolio        Portfolio          Portfolio
                                         --------------------  ------------------------------------
                                         --------------------  ------------------------------------

LOWEST EXPENSE RATIO

Period ended December 31, 2005

    Unit Value                                   $ 27.853371        $ 38.885926        $ 14.074598
   Total Return *                                      4.93%             12.85%              4.99%
   Ratio of Expenses **                                1.10%              1.10%              1.10%

Period ended December 31, 2004

    Unit Value                                   $ 26.544267        $ 34.457964        $ 13.405862
   Total Return *                                      7.61%             11.96%             11.24%
   Ratio of Expenses **                                1.10%              1.10%              1.10%

Period ended December 31, 2003

    Unit Value                                   $ 24.109727        $ 29.136326        $ 11.699228
   Total Return *                                   6.23%***           7.39%***           7.28%***
   Ratio of Expenses **                                1.25%              1.25%              1.25%

Period ended December 31, 2002

   Unit Value                                     $ 8.220399        $ 10.248404         $ 8.961548
   Total Return *                                    -24.39%            -23.01%            -17.99%
   Ratio of Expenses **                                1.40%              1.40%              1.40%

Period ended December 31, 2001

   Unit Value                                    $ 10.872746        $ 13.312135        $ 10.927669
   Total Return *                                    -11.49%             -2.87%             -0.63%
   Ratio of Expenses **                                1.40%              1.40%              1.40%

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date September 30, 2002.




                                             JNL/Select         JNL/Select            JNL/
                                             Large Cap         Money Market       Select Value
                                          Growth Portfolio       Portfolio        Portfolio (a)
                                         ------------------- ------------------ ------------------
                                         ------------------- ------------------ ------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                        $ 7,392           $ 23,951            $ 4,249
   Units Outstanding (in thousands)                     623              2,129                246
   Investment Income Ratio *                          0.00%              2.68%              3.07%

Period ended December 31, 2004

   Net Assets (in thousands)                        $ 7,131            $ 5,218            $ 3,446
   Units Outstanding (in thousands)                     698                469                212
   Investment Income Ratio *                          0.00%              0.90%              0.51%

Period ended December 31, 2003

   Net Assets (in thousands)                        $ 6,730            $ 2,367            $ 1,133
   Units Outstanding (in thousands)                     805                218                 79
   Investment Income Ratio *                          0.00%              0.47%              0.65%

Period ended December 31, 2002

   Net Assets (in thousands)                        $ 7,590            $ 5,567                $ 8
   Units Outstanding (in thousands)                   1,216                515                  1
   Investment Income Ratio *                          0.00%              1.06%              0.00%

Period ended December 31, 2001

   Net Assets (in thousands)                       $ 14,054            $ 6,939                n/a
   Units Outstanding (in thousands)                   1,555                642                n/a
   Investment Income Ratio *                          0.05%              3.19%                n/a



                                             JNL/T.Rowe          JNL/T. Rowe
                                                Price           Price Mid-Cap       JNL/T. Rowe
                                             Established            Growth          Price Value
                                          Growth Portfolio        Portfolio          Portfolio
                                         --------------------  ------------------------------------
                                         --------------------  ------------------------------------

PORTFOLIO DATA

Period ended December 31, 2005

   Net Assets (in thousands)                        $ 18,904           $ 23,757           $ 21,334
   Units Outstanding (in thousands)                    1,006                875              1,593
   Investment Income Ratio *                           0.25%              0.33%              2.37%

Period ended December 31, 2004

   Net Assets (in thousands)                        $ 11,067           $ 16,035           $ 13,899
   Units Outstanding (in thousands)                      700                770              1,094
   Investment Income Ratio *                           0.51%              0.00%              0.93%

Period ended December 31, 2003

   Net Assets (in thousands)                         $ 5,939            $ 9,383            $ 5,681
   Units Outstanding (in thousands)                      516                636                519
   Investment Income Ratio *                           0.03%              0.00%              0.77%

Period ended December 31, 2002

   Net Assets (in thousands)                         $ 3,753            $ 4,315            $ 2,999
   Units Outstanding (in thousands)                      468                447                353
   Investment Income Ratio *                           0.09%              0.00%              0.01%

Period ended December 31, 2001

   Net Assets (in thousands)                         $ 6,297            $ 6,417            $ 3,142
   Units Outstanding (in thousands)                      590                495                301
   Investment Income Ratio *                           0.00%              0.00%              1.25%


* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Inception date September 30, 2002.


                         JACKSON NATIONAL LIFE INSURANCE
                               COMPANY OF NEW YORK

















                              FINANCIAL STATEMENTS


                                DECEMBER 31, 2005

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

------------------------------------------------------------------




Report of Independent Registered Public Accounting Firm               1



Balance Sheets                                                        2



Income Statements                                                     3



Statements of Stockholder's Equity and Comprehensive Income           4



Statements of Cash Flows                                              5



Notes to Financial Statements                                         6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholder of Jackson National Life Insurance
   Company of New York:


We have audited the accompanying balance sheets of Jackson National Life Insurance Company of New York as of December 31, 2005 and 2004, and the related income statements and statements of stockholder's equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company of New York as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.


KPMG LLP

Chicago, Illinois
March 14, 2006

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                              FINANCIAL STATEMENTS



BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE INFORMATION)


                                                                                               DECEMBER 31,
ASSETS                                                                                 2005                2004
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Investments:
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                                          $ 23,542            $ 41,268
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Investments available for sale, at fair value:
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Fixed maturities (amortized cost: 2005, $1,452,456; 2004, $1,439,554)                   1,477,000           1,517,222
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Equities (cost: 2005, $285; 2004, $201)                                                       310                 235
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Trading securities, at fair value (cost: 2004, $1,000)                                          -               1,084
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Policy loans                                                                                   46                  24
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total investments                                                                       1,500,898           1,559,833
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Accrued investment income                                                                  19,738              20,512
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Deferred acquisition costs                                                                109,106              76,829
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Deferred sales inducements                                                                 14,536               8,274
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Reinsurance recoverable                                                                     1,641               1,235
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Income taxes receivable from Parent                                                         2,392                   -
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Other assets                                                                                2,660               1,833
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Separate account assets                                                                   799,209             501,816
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $ 2,450,180         $ 2,170,332
---------------------------------------------------------------------------------=================---=================
---------------------------------------------------------------------------------=================---=================

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Policy reserves and liabilities:
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Reserves for future policy benefits and claims payable                                   $ 14,571            $ 15,348
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Deposits on investment contracts                                                        1,419,694           1,436,290
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Securities lending payable                                                                 13,229              13,806
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                       8,992              11,125
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Income taxes payable to Parent                                                                  -               2,416
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                           8,257               6,498
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Separate account liabilities                                                              799,209             501,816
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       2,263,952           1,987,299
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDER'S EQUITY
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Common stock, $1,000 par value; 2,000 shares
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
authorized, issued and outstanding                                                          2,000               2,000
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                141,000             141,000
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income, net of
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
tax of $3,625 in 2005 and $10,972 in 2004                                                   6,733              20,377
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                          36,495              19,656
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total stockholder's equity                                                                186,228             183,033
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                            $ 2,450,180         $ 2,170,332
---------------------------------------------------------------------------------=================---=================
---------------------------------------------------------------------------------=================---=================

                See accompanying notes to financial statements.

INCOME STATEMENTS
(IN THOUSANDS)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                          2005               2004              2003
-------------------------------------------------------------------------------------------------------------------------
REVENUES
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Premiums, net of reinsurance                                                  $ (375)            $ (30)            $ 130
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net investment income                                                         86,710            85,323            81,140
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net realized gains (losses) on investments                                      (236)            4,378               199
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Fee income                                                                    15,982             9,687             5,392
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other income                                                                     120               116               117
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                               102,201            99,474            86,978
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Death benefits                                                                    25               206                 -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Interest credited on deposit liabilities                                      48,814            51,786            60,081
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in reserve, net of reinsurance recoverables               (1,587)             (914)               55
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other policyholder benefits                                                    5,204             5,191             6,360
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Commissions                                                                   24,932            23,903            21,398
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                            5,868             3,988             4,147
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Taxes, licenses and fees                                                        (564)              683             1,284
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Deferral of acquisition costs                                                (25,054)          (23,522)          (22,586)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Deferral of sales inducements                                                 (4,179)           (4,680)           (7,628)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Amortization of deferred acquisition costs:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Attributable to operations                                                    19,180            14,896             7,694
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Attributable to net realized gains (losses) on investments                       (81)            1,510                68
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Amortization of deferred sales inducements:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Attributable to operations                                                     3,753             3,510             1,632
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Attributable to net realized gains (losses) on investments                       (15)              295                14
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                   76,296            76,852            72,519
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Pretax income                                                                 25,905            22,622            14,459
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                             9,066             7,918             5,061
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $ 16,839          $ 14,704           $ 9,398
---------------------------------------------------------------------================---===============---===============


                See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
(IN THOUSANDS)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                         2005               2004              2003
------------------------------------------------------------------------------------------------------------------------
Common stock
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Beginning and end of year                                                  $ 2,000            $ 2,000           $ 2,000
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Beginning and end of year                                                  141,000            141,000           141,000
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Beginning of year                                                           20,377             19,205            15,409
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Net unrealized investment gains (losses), net of
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
       reclassification adjustment and net of tax                          (13,644)             1,172             3,796
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
End of year                                                                  6,733             20,377            19,205
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Beginning of year                                                           19,656              4,952            (4,446)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Net income                                                                  16,839             14,704             9,398
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
End of year                                                                 36,495             19,656             4,952
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDER'S EQUITY                                               $ 186,228          $ 183,033         $ 167,157
--------------------------------------------------------------------===============----===============---===============


                                                                                  YEARS ENDED DECEMBER 31,
                                                                         2005               2004              2003
------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 16,839           $ 14,704           $ 9,398
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains (losses) arising during the
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
period, net of tax of $(6,333) in 2005;
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
$2,318 in 2004 and $1,823 in 2003                                          (11,761)             4,305             3,386
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Reclassification adjustment for gains (losses) included
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
in net income, net of tax of $(1,014) in 2005;
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
$(1,687) in 2004 and $221 in 2003                                           (1,883)            (3,133)              410
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                       $ 3,195           $ 15,876          $ 13,194
--------------------------------------------------------------------===============----===============---===============




                See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


                                                                                      YEARS ENDED DECEMBER 31,
                                                                          2005               2004              2003
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                  $ 16,839          $ 14,704           $ 9,398
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
net cash provided by operating activities:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net realized (gains) losses on investments                                       236            (4,378)             (199)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Unrealized gains on trading portfolio                                              -               (84)                -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Interest credited on deposit liabilities                                      48,814            51,786            60,081
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Amortization of premium on investments                                         3,295             3,185             2,320
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Deferred income tax provision                                                  5,214               637            (4,459)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other charges                                                                   (713)              470             2,471
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Change in:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Accrued investment income                                                        774              (601)           (3,021)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Deferred sales inducements and acquisition costs                              (6,398)           (7,991)          (20,807)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Trading portfolio activity, net                                                1,084              (860)                -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Income taxes (receivable) payable to Parent                                   (4,808)            2,388            (1,309)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Claims payable                                                                  (991)            3,743             8,473
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other assets and liabilities, net                                                655            (2,676)            1,463
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     64,001            60,323            54,411
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Fixed maturities and equities available for sale:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Sales                                                                         57,079            80,100            54,029
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Principal repayments, maturities, calls
and redemptions                                                              114,753           117,453            83,455
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Purchases                                                                   (188,266)         (266,312)         (361,429)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other investing activities                                                      (597)           (6,130)          (17,960)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                        (17,031)          (74,889)         (241,905)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Policyholders' account balances:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Deposits                                                                     348,025           327,922           316,359
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Withdrawals                                                                 (162,209)         (112,642)          (99,335)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net transfers to separate accounts                                          (250,512)         (198,055)          (90,650)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          (64,696)           17,225           126,374
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
INVESTMENTS                                                                  (17,726)            2,659           (61,120)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR                            41,268            38,609            99,729
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR                                $ 23,542          $ 41,268          $ 38,609
---------------------------------------------------------------------================---===============---===============



               See accompanying notes to financial statements.

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Jackson National Life Insurance Company of New York, (the "Company" or "JNL/NY") is wholly owned by Jackson National Life Insurance Company ("JNL" or the "Parent"), a wholly owned subsidiary of Brooke Life Insurance Company ("Brooke Life") which is ultimately a wholly owned subsidiary of Prudential plc ("Prudential"), London, England. JNL/NY is licensed to sell group and individual annuity products (including immediate, deferred fixed annuities and variable annuities), guaranteed investment contracts and individual life insurance products, including variable universal life, in the states of New York, Delaware and Michigan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain prior year amounts have been reclassified to conform with the current year presentation with no impact on stockholder's equity or net income.

     The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates. Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments, including fair values of securities without readily ascertainable market values and the determination of when an unrealized loss is other than temporary; 2) assumptions impacting future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 3) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns; and 4) assumptions as to future earnings levels being sufficient to realize deferred tax benefits.

     CHANGES IN ACCOUNTING PRINCIPLES
     In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("FAS 154"). FAS 154 requires that, unless impracticable or absent explicit transition requirements specific to the newly adopted accounting principle, companies apply changes in accounting principles on a retrospective basis. FAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 is not expected to have a material impact on JNL/NY's results of operations or financial position.

     In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides more specific guidance on how to determine when an investment is considered impaired, whether the impairment is other than temporary, and how to measure an impairment loss. On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'" delaying the effective date of paragraphs 10-20 of EITF 03-01 until the FASB has resolved certain implementation issues. On June 29, 2005, the FASB concluded that the current guidance included in EITF 03-01 was adequate and that further clarification was not necessary. JNL/NY adopted the disclosure requirements of EITF 03-01 for the year ended December 31, 2004, with no material impact on JNL/NY's results of operations or financial position.

     Effective January 1, 2004, JNL/NY adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountant's Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). SOP 03-1 addresses separate account presentation, transfers of assets from the general account to the separate account, valuation of certain insurance liabilities and policy features such as guaranteed minimum death benefits and annuitization benefits and accounting for sales inducements. The adoption of SOP 03-1 did not have a material impact on JNL/NY's results of operations or financial position.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     COMPREHENSIVE INCOME
     Comprehensive income includes all changes in stockholder's equity (except those arising from transactions with owners/stockholders) and, in the Company's case, includes net income and net unrealized gains or losses on securities.

     INVESTMENTS
     Cash and short-term investments, which primarily include commercial paper and money market instruments, are carried at amortized cost. These investments have maturities of three months or less and are considered cash equivalents for reporting cash flows.

     Fixed maturities consist primarily of bonds, mortgage-backed securities and structured securities. Acquisition discounts and premiums on fixed maturities are amortized into investment income through call or maturity dates using the interest method. Mortgage-backed and structured securities are amortized over the estimated redemption period. All fixed maturities are classified as available for sale and are carried at fair value. For declines in fair value considered to be other than temporary, the cost basis of fixed maturities is reduced to fair value. In determining whether an other than temporary impairment has occurred, the Company considers a security's forecasted cash flows as well as the severity and duration of depressed fair values. Any impairments are reflected as realized losses.

     Equities are carried at fair value. Equities are reduced to estimated net realizable value for declines in fair value considered to be other than temporary. Any impairments are reflected as realized losses.

     Trading securities, which consist of seed money that supports newly established variable funds, are carried at fair value with changes in value reflected as investment income in the income statement.

     Policy loans are carried at the unpaid principal balances.

     Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined using the specific cost identification method. The changes in unrealized gains and losses on investments classified as available for sale, net of tax and the effect of the deferred acquisition costs and deferred sales inducements adjustments, are excluded from net income and included as a component of other comprehensive income and stockholder's equity.

     DEFERRED ACQUISITION COSTS
     Certain costs of acquiring new business, principally commissions and certain costs associated with policy issue and underwriting, which vary with and are primarily related to the production of new business, have been capitalized as deferred acquisition costs. Deferred acquisition costs are increased by interest thereon and amortized in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits for annuities and interest-sensitive life products. As certain fixed maturities and equities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. The change in this adjustment is included with the change in fair value of fixed maturities and equities available for sale, net of tax, that is credited or charged directly to stockholder's equity and is a component of other comprehensive income. Deferred acquisition costs have been decreased by $11.9 million and $38.2 million at December 31, 2005 and 2004, respectively, to reflect this adjustment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     DEFERRED SALES INDUCEMENTS
     Bonus interest on single premium deferred annuities and contract enhancements on variable annuities have been capitalized as deferred sales inducements. Deferred sales inducements are increased by interest thereon and amortized in proportion to estimated gross profits. As certain fixed maturities and equities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. The change in this adjustment is included with the change in fair value of fixed maturities and equities available for sale, net of tax, that is credited or charged directly to stockholder's equity and is a component of other comprehensive income. Deferred sales inducements have been decreased by $2.3 million and $8.1 million at December 31, 2005 and 2004, respectively, to reflect this adjustment.

     FEDERAL INCOME TAXES
     The Company provides deferred income taxes on the temporary differences between the tax and financial statement basis of assets and liabilities. The Company files a consolidated federal income tax return with JNL, Brooke Life and Life Insurance Company of Georgia (for the period May 19, 2005 through December 31, 2005). The Company has entered into a written tax sharing agreement which is generally based on separate return calculations. Intercompany balances are settled on a quarterly basis.

     EMBEDDED DERIVATIVES
     The Company offers a guaranteed minimum income benefit on certain of its variable annuity products. Beginning in 2003, the liability is ceded to an unaffiliated company. The structure of the reinsurance agreement creates an embedded derivative, as defined by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The embedded derivative has been separated for accounting and financial reporting purposes and is carried at fair value. The change in fair value of the embedded derivative of $(431) thousand and $349 thousand in 2005 and 2004, respectively, is included as a decrease or increase in reserve, net of reinsurance recoverables in the income statement. The fair value of the embedded derivative of $45 thousand and $476 thousand at December 31, 2005 and 2004, respectively, is included in reserves for future policy benefits.

     The Company offers a guaranteed minimum withdrawal benefit on certain of its variable annuity products. The structure of this guarantee creates an embedded derivative as defined by FAS 133. The embedded derivative has been separated for accounting and financial reporting purposes and is carried at fair value. The change in fair value of the embedded derivative of $1.1 million and $591 thousand in 2005 and 2004, respectively, is included as a decrease in reserves in the income statement. The fair value of the embedded derivative of $1.6 million and $565 thousand at December 31, 2005 and 2004, respectively, is included in other assets.

     POLICY RESERVES AND LIABILITIES
     RESERVES FOR FUTURE POLICY BENEFITS:
     For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Mortality assumptions range from 30% to 135% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration. Interest rate assumptions range from 4.0% to 7.1%. Lapse and expense assumptions are based on the Parent's experience.

     DEPOSITS ON INVESTMENT CONTRACTS:
     For the Company's interest-sensitive life contracts, liabilities approximate the policyholder's account value. For deferred annuities and the fixed option on variable annuity contracts, the liability is the policyholder's account value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SEPARATE ACCOUNT ASSETS AND LIABILITIES
     The assets and liabilities resulting from individual variable life and annuity contracts, which aggregated $799.2 million and $501.8 million at December 31, 2005 and 2004, respectively, are segregated in separate accounts. The Company receives fees for assuming mortality and expense risks and other administrative fees related to the issuance and maintenance of the contracts. Such fees are recorded as earned and included in fee income in the income statements.

     REVENUE AND EXPENSE RECOGNITION
     Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished by provisions for future policy benefits and the deferral and amortization of acquisition costs.

     Deposits on interest-sensitive life products and investment contracts, principally universal life contracts and deferred annuities, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of investment income and charges assessed against the policyholder's account value for mortality charges, surrenders and administrative expenses. Surrender benefits are treated as repayments of the policyholder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to the policyholder deposit. Underwriting and other acquisition expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished by deferral and amortization of acquisition costs and sales inducements. Expenses not related to policy acquisition are recognized as incurred.

     Investment income is not accrued on securities in default and otherwise where the collection is uncertain. Subsequent receipts of interest on such securities are generally used to reduce the cost basis of the securities.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     Disclosure is required of the fair value of financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. Such values are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market quotes and, in many cases, could not be realized in immediate settlement of the instrument.

     The following summarizes the basis used by the Company in estimating fair values for financial instruments:

     CASH AND SHORT-TERM INVESTMENTS:
     Carrying value is considered to be a reasonable estimate of fair value.

     FIXED MATURITIES:
     Fair values for fixed maturity securities are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or are analytically determined.

     EQUITIES AND TRADING SECURITIES:
     Fair values for common stock are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or are analytically determined. Fair values of investments in mutual funds are based on quoted net asset values.

     POLICY LOANS:
     Fair value approximates carrying value since policy loan balances reduce the amount payable at death or surrender of the contract.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     SEPARATE ACCOUNT ASSETS:
     Separate account assets are carried at the fair value of the underlying securities.

     EMBEDDED DERIVATIVES:
     The fair value of the Company's guaranteed minimum withdrawal benefit embedded derivative liability has been calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behavior in varying economic conditions.

     The Company reinsures essentially 100% of its guaranteed minimum income benefit on a net settled basis. Accordingly, this is considered an embedded derivative and the Company determines the fair value using actuarial assumptions related to the projected cash flows, including reinsurance premiums and related benefit reimbursements, over the expected lives of the contracts, incorporating expectations regarding policyholder behavior in varying economic conditions.

     The nature of these embedded derivative cash flows can be quite varied. Accordingly, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behavior involve numerous estimates and subjective judgments including those regarding expected market volatility, correlations of market returns and discount rates, utilization of the benefit by policyholders under varying conditions and policyholder lapsation. At each valuation date, the Company assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

     ANNUITY RESERVES:
     Fair value for immediate annuities, without mortality features, are derived by discounting the future estimated cash flows using current interest rates for similar maturities. For deferred annuities, fair value is based on surrender value. The carrying value and fair value of such annuities approximated $1.40 billion and $1.34 billion, respectively, at December 31, 2005 and $1.42 billion and $1.35 billion, respectively, at December 31, 2004.

     SEPARATE ACCOUNT LIABILITIES:
     Fair value of contracts in the accumulation phase is based on account value less surrender charges. Fair value of contracts in the payout phase is based on the present value of future cash flows at assumed investment rates. The fair value approximated $752.4 million and $470.3 million at December 31, 2005 and 2004, respectively.

 4.  INVESTMENTS

     Investments are comprised primarily of fixed-income securities, primarily publicly-traded industrial, mortgage-backed, utility and government bonds. Mortgage-backed securities include asset-backed and other structured securities. The Company generates the majority of its deposits from interest-sensitive individual annuity contracts and life insurance products on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities aims to ensure matching of the asset yield with the interest-sensitive liabilities and to earn a stable return on its investments.

4.   INVESTMENTS (CONTINUED)

     FIXED MATURITIES
     The following table sets forth fixed maturity investments at December 31, 2005, classified by rating categories as assigned by nationally recognized statistical rating organizations, the National Association of Insurance Commissioners ("NAIC"), or if not rated by such organizations, the Company's affiliated investment advisor. At December 31, 2005, the carrying value of investments rated by the Company's affiliated investment advisor totaled $12.9 million. For purposes of the table, if not otherwise rated higher by a nationally recognized statistical rating organization, NAIC Class 1 investments are included in the A rating; Class 2 in BBB, Class 3 in BB and Classes 4 through 6 in B and below.

                                                     PERCENT OF TOTAL
                                                     FIXED MATURITIES
     INVESTMENT RATING                               DECEMBER 31, 2005
                                                ----------------------------
                                                ----------------------------
     AAA                                                          9.0%
     AA                                                     7.2
     A                                                     32.0
     BBB                                                   46.0
                                                ----------------------------
                                                ----------------------------
         Investment grade                                  94.2
                                                ----------------------------
                                                ----------------------------
     BB                                                     5.1
     B and below                                            0.7
                                                ----------------------------
                                                ----------------------------
            Below investment grade                          5.8
                                                ----------------------------
         Total fixed maturities                               100.0%
                                                ----------------------------

     The amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were $0 and $18.1 thousand, respectively, at December 31, 2005. The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2005 were $0 and $18.1 thousand, respectively, and for the 12 months preceding December 31, 2004 were $0 and $0.1 million, respectively.

     The cost or amortized cost, gross unrealized gains and losses and fair value of available for sale fixed maturities and equities were as follows (in thousands):


                                               COST OR            GROSS              GROSS
                                              AMORTIZED         UNREALIZED        UNREALIZED           FAIR
DECEMBER 31, 2005                                COST             GAINS             LOSSES            VALUE
                                            ---------------   ---------------   ----------------  ---------------
U.S. Treasury securities                             $ 511               $ 5                $ -            $ 516
Public utilities                                   138,066             6,169                240          143,995
Corporate securities                             1,084,091            29,391              9,330        1,104,152
Mortgage-backed securities                         229,788             1,421              2,872          228,337
                                            ---------------   ---------------   ----------------
                                            ---------------   ---------------   ----------------  ---------------
Total fixed maturities                         $ 1,452,456          $ 36,986           $ 12,442      $ 1,477,000
                                            ===============   ===============   ================  ===============

Equities                                             $ 285              $ 25                $ -            $ 310
                                            ===============   ===============   ================  ===============



4.    INVESTMENTS (CONTINUED)


                                               COST OR            GROSS              GROSS
                                              AMORTIZED         UNREALIZED        UNREALIZED           FAIR
DECEMBER 31, 2004                                COST             GAINS             LOSSES            VALUE
                                            ---------------   ---------------   ----------------  ---------------
U.S. Treasury securities                             $ 512              $ 20                $ -            $ 532
Public utilities                                   134,609            11,165                 32          145,742
Corporate securities                             1,095,411            65,530              2,130        1,158,811
Mortgage-backed securities                         209,022             4,037                922          212,137
                                            ---------------   ---------------   ----------------
                                            ---------------   ---------------   ----------------  ---------------
Total fixed maturities                         $ 1,439,554          $ 80,752            $ 3,084      $ 1,517,222
                                            ===============   ===============   ================  ===============

Equities                                             $ 201              $ 34                $ -            $ 235
                                            ===============   ===============   ================  ===============



     At December 31, 2005 and 2004, available for sale securities without a readily ascertainable market value having an amortized cost of $196.1 million and $188.7 million, respectively, had an estimated fair value of $195.3 million and $192.2 million, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 2005, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.


                                                                 AMORTIZED            FAIR
                                                                   COST              VALUE
                                                              ---------------   ----------------
Due in 1 year or less                                               $ 58,255           $ 58,622
Due after 1 year through 5 years                                     329,659            335,502
Due after 5 years through 10 years                                   782,575            802,768
Due after 10 years through 20 years                                   48,276             47,481
Due after 20 years                                                     3,903              4,290
Mortgage-backed securities                                           229,788            228,337
                                                              ---------------   ----------------
Total                                                            $ 1,452,456        $ 1,477,000
                                                              ===============   ================


     Fixed maturities with a carrying value of $516.1 thousand and $532.3 thousand at December 31, 2005 and 2004, respectively, were on deposit with the State of New York as required by state insurance law.

     As of December 31, 2005, the fair value and the amount of gross unrealized losses in accumulated other comprehensive income in stockholder's equity are as follows (in thousands):

4.    INVESTMENTS (CONTINUED)

                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER        TOTAL
------------------------------------------------------------------------------------------------------------------
                                   GROSS                       GROSS                      GROSS
                                 UNREALIZED       FAIR      UNREALIZED       FAIR       UNREALIZED       FAIR
DECEMBER 31, 2005                  LOSSES        VALUE        LOSSES        VALUE         LOSSES        VALUE
------------------------------------------------------------------------------------------------------------------
Public utilities                       $ 162      $ 10,485         $ 78       $ 1,918         $ 240      $ 12,403

Corporate securities                   7,381       353,732        1,949        40,856         9,330       394,588

Mortgage-backed securities             2,341       126,062          531        20,214         2,872       146,276
------------------------------------------------------------------------------------------------------------------

Total temporarily impaired
securities                           $ 9,884     $ 490,279      $ 2,558      $ 62,988      $ 12,442     $ 553,267
--------------------------------=============-=============-============-=============-=============-=============



                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER        TOTAL
------------------------------------------------------------------------------------------------------------------
                                   GROSS                       GROSS                      GROSS
                                 UNREALIZED       FAIR      UNREALIZED       FAIR       UNREALIZED       FAIR
DECEMBER 31, 2004                  LOSSES        VALUE        LOSSES        VALUE         LOSSES        VALUE
------------------------------------------------------------------------------------------------------------------
Public utilities                        $ 27       $ 2,974          $ 5       $ 1,013          $ 32       $ 3,987

Corporate securities                   1,470        86,597          660        17,340         2,130       103,937

Mortgage-backed securities               822        64,609          100         6,370           922        70,979
------------------------------------------------------------------------------------------------------------------
Total temporarily impaired
securities                           $ 2,319     $ 154,180        $ 765      $ 24,723       $ 3,084     $ 178,903
--------------------------------=============-=============-============-=============-=============-=============

     To the extent unrealized losses are not due to minor changes in interest rates, securities in an unrealized loss position are regularly reviewed for other than temporary declines in value. Factors considered in determining whether a decline is other than temporary include the length of time a security has been in an unrealized loss position, reasons for the decline in value, expectations for the amount and timing of a recovery in value and the Company's ability and intent to hold a security to recovery in value or of contractual cash flows.

     Assessment factors include judgments about an obligor's current and projected financial position, an issuer's current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing obligations, the macro-economic outlook and micro-economic outlooks for specific industries and issuers. Assessing the duration of mortgage-backed securities can also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing abilities.

     Of the total carrying value for fixed maturities in an unrealized loss position at December 31, 2005, 75.6% were investment grade, 4.4% were below investment grade and 20.0% were not rated. Unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 31.4% of the aggregate gross unrealized losses on available for sale fixed maturities.

     Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2005, the industries representing the larger unrealized losses included manufacturing (15.2% of fixed maturities gross unrealized losses) and food producers (11.1%). The Company had no material unrealized losses on individual fixed maturities or equities at December 31, 2005.

     The amount of gross unrealized losses for fixed maturities in a loss position by maturity date of the fixed maturities as of December 31, 2005 were as follows (in thousands):

Less than one year                                                      $ 28
One to five years                                                      2,084
Five to ten years                                                      6,587
More than ten years                                                      871
Mortgage-backed securities                                             2,872
                                                              ---------------
Total gross unrealized losses                                       $ 12,442
                                                              ===============

4.    INVESTMENTS (CONTINUED)

     SECURITIES LENDING
     The Company has entered into a securities lending agreement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2005 and 2004, the estimated fair value of loaned securities was $12.9 million and $13.5 million, respectively. The agreement requires a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis. Cash collateral received, in the amount of $13.2 million and $13.8 million at December 31, 2005 and 2004, respectively, was invested by the agent bank and included in short-term investments of the Company. A securities lending payable is included in liabilities for cash collateral received. Securities lending transactions are used to generate income. Income and expenses associated with these transactions are reported as net investment income.

5.   INVESTMENT INCOME AND REALIZED GAINS AND LOSSES

     All investment income for 2005, 2004 and 2003 is related to earnings on short-term investments, fixed maturity securities, equities and trading securities. Investment expenses totaled $579 thousand, $515 thousand and $562 thousand in 2005, 2004 and 2003, respectively.

     Net realized investment gains (losses) on investments were as follows (in thousands):

                                                                       YEARS ENDED DECEMBER 31,
                                                              2005              2004               2003
-------------------------------------------------------------------------------------------------------------
Sales of fixed maturities:

Gross gains                                               $        1,828    $        5,322     $        4,032
Gross losses                                                      (1,906)           (1,594)           (3,638)

Sales of equities:
Gross gains                                                            -               901                 -
Impairment losses                                                   (158)             (251)             (195)
-------------------------------------------------------------------------------------------------------------
Total                                                             $ (236)          $ 4,378             $ 199
---------------------------------------------------------================--================---===============


     The Company periodically reviews its fixed maturities and equities on a case-by-case basis to determine if any decline in fair value below the carrying value is other than temporary. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in stockholder's equity. If the decline is considered to be other than temporary, a realized loss is recorded in the income statement.

     Generally, securities with fair values that are less than 80% of cost and other securities the Company determines are underperforming, or potential problem securities, are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration which has led to a significant decline in value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its credit worthiness.

     In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and must exercise considerable judgment in determining whether a security is other than temporarily impaired. Among the factors considered is whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near term prospects of the issuer. Unrealized losses that are considered


5.   INVESTMENT INCOME AND REALIZED GAINS AND LOSSES (CONTINUED)

     to be primarily the result of market conditions are usually determined to be temporary, e.g. minor increases in interest rates, unusual market volatility or industry-related events, and where the Company also believes there exists a reasonable expectation for recovery in the near term and, furthermore, has the intent and ability to hold the investment until maturity or the market recovery.

     To the extent factors contributing to impairment losses recognized affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

     The Company applies the provisions of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20") when evaluating whether impairments on its other than high quality structured securities, including certain asset-backed securities and collateralized debt obligations, are other than temporary. The Company regularly reviews future cash flow assumptions and, in accordance with EITF 99-20, if there has been an adverse change in estimated cash flows to be received on a security, an impairment is recognized in net income. For privately placed structured securities, impairment amounts are based on discounted cash flows.

     There are inherent uncertainties in assessing the fair values assigned to the Company's investments and in determining whether a decline in market value is other than temporary. The Company's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the financial statements, unrealized losses currently in accumulated other comprehensive income may be recognized in the income statement in future periods.

     The Company currently intends to hold available for sale securities with unrealized losses not considered other than temporary until they mature or recover in value. However, if the specific facts and circumstances surrounding a security, or the outlook for its industry sector change, the Company may sell the security and realize a loss.

6.   REINSURANCE

     The Company cedes reinsurance to unaffiliated insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The maximum amount of life insurance risk retained by the Company on any one life is generally $200 thousand. Amounts not retained are ceded to other companies on a yearly renewable-term or a coinsurance basis.

     The effect of reinsurance on premiums was as follows (in thousands):

                                                                       YEARS ENDED DECEMBER 31,
                                                             2005              2004              2003
------------------------------------------------------------------------------------------------------------
Direct premiums                                                   $ 637             $ 619             $ 588
Less reinsurance ceded:
Life                                                               (518)             (473)             (452)
Annuity                                                            (494)             (176)               (6)
------------------------------------------------------------------------------------------------------------
Net premiums                                                     $ (375)            $ (30)            $ 130
--------------------------------------------------------================--================--================


6.   REINSURANCE (CONTINUED)

     Components of the reinsurance recoverable asset were as follows
        (in thousands):

                                                                   DECEMBER 31,
                                                             2005              2004
--------------------------------------------------------------------------------------------
Ceded reserves                                                  $ 1,406           $ 1,227
Ceded claims liability                                              225                 -
Ceded other                                                          10                 8
--------------------------------------------------------------------------------------------
Total                                                           $ 1,641           $ 1,235
--------------------------------------------------------================--================--


7.   FEDERAL INCOME TAXES

     The components of the provision for federal income taxes were as follows (in thousands):

                                                                     YEARS ENDED DECEMBER 31,
                                                             2005              2004              2003
------------------------------------------------------------------------------------------------------------
Current tax expense                                             $ 3,852           $ 7,281           $ 9,520
Deferred tax expense (benefit)                                    5,214               637            (4,459)
------------------------------------------------------------------------------------------------------------
Income tax expense                                              $ 9,066           $ 7,918           $ 5,061
--------------------------------------------------------================--================--================


     The provisions for 2005, 2004 and 2003 differ from the amounts determined by multiplying pretax income by the statutory federal income tax rate of 35% by the effect of rounding.

     Federal income taxes of $6.2 million, $4.9 million and $10.8 million were paid to JNL in 2005, 2004 and 2003, respectively.

     The tax effects of significant temporary differences that give rise to deferred tax assets and liabilities were as follows (in thousands):


                                                                                     DECEMBER 31,
                                                                               2005              2004
------------------------------------------------------------------------------------------------------------
GROSS DEFERRED TAX ASSET
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items                                        $ 36,208          $ 37,261
Investments                                                                            95             2,712
Other, net                                                                            555                11
------------------------------------------------------------------------------------------------------------
Total gross deferred tax asset                                                     36,858            39,984
------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITY
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements                                  (37,251)          (23,913)
Net unrealized gains on available for sale securities                              (8,599)          (27,196)
Total gross deferred tax liability                                                (45,850)          (51,109)
------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                                 $       (8,992)   $     (11,125)
--------------------------------------------------------------------------================--================


     Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

     At December 31, 2005, the Company had no federal tax capital loss carryforwards available for future use.

8.   CONTINGENCIES

     The Company is not involved in litigation that would have a material adverse affect on the Company's financial condition or results of operations.

9.   STOCKHOLDER'S EQUITY

     The declaration of dividends which can be paid by the Company is regulated by New York Insurance law. The Company must file a notice of its intention to declare a dividend and the amount thereof with the superintendent at least thirty days in advance of any proposed dividend declaration. No dividends were paid to JNL in 2005, 2004 or 2003.

     On December 31, 2005, the Company recorded, pursuant to a tax allocation agreement, a $2.5 million capital contribution from its Parent for the use of the Company's capital loss carryforward.

     Statutory capital and surplus of the Company was $132.4 million and $123.1 million at December 31, 2005 and 2004, respectively. Statutory net income of the Company was $11.9 million, $14.8 million, and $14.4 million in 2005, 2004 and 2003, respectively.

10.  LEASE OBLIGATION

     The Company is party to a cancelable operating lease agreement under which it occupies office space. Rent expense totaled $23 thousand, $22 thousand, and $21 thousand in 2005, 2004 and 2003, respectively. The future lease obligations at December 31, 2005 relating to this lease are immaterial.

11.  OTHER RELATED PARTY TRANSACTIONS

     The Company's investment portfolio is managed by PPM America, Inc. ("PPM"), a registered investment advisor and ultimately a wholly owned subsidiary of Prudential. The Company paid $522 thousand, $510 thousand and $474 thousand to PPM for investment advisory services during 2005, 2004 and 2003, respectively.

     The Company has an administrative services agreement with JNL, under which JNL provides certain administrative services. Administrative fees were $3.9 million, $2.9 million, and $2.8 million in 2005, 2004 and 2003, respectively.

12.  BENEFIT PLANS

     The Company participates in a defined contribution retirement plan covering substantially all employees, sponsored by its parent, JNL. To be eligible, an employee must have attained the age of 21 and completed at least 1,000 hours of service in a 12-month period. The Company's annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year. The Company's expense related to this plan was $49 thousand, $36 thousand and $93 thousand in 2005, 2004 and 2003, respectively.

     The Company participates in a non-qualified voluntary deferred compensation plan for certain employees, sponsored by its parent, JNL. At December 31, 2005 and 2004, JNL's liability for this plan related to the Company's employees totaled $895 thousand and $600 thousand, respectively. JNL invests general account assets in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability. The Company had no expense related to this plan in 2005, 2004 or 2003.

     12.BENEFIT PLANS (CONTINUED)

     The Company sponsors a non-qualified voluntary deferred compensation plan for certain agents. The plan assets and liabilities are held by the Company's parent, JNL, pursuant to the administrative services agreement. At December 31, 2005 and 2004, JNL's liability for this plan related to the Company's agents totaled $542 thousand and $686 thousand, respectively. JNL invests general account assets in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability. The Company's expense related to this plan totaled $33 thousand, nil and $5 thousand in 2005, 2004 and 2003, respectively.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits

          (a)  Financial Statements:

               (1)  Financial  statements and schedules  included in Part A:

                    Not applicable

               (2)  Financial  statements and schedules  included in Part B:

                            JNLNY Separate Account I

                            Report of Independent Registered Public Accounting
                              Firm
                            Statements of Assets and Liabilities as of
                              December 31, 2005
                            Statements of Operations for the period ended
                              December 31, 2005
                            Statements of Changes in Net Assets for the period
                              ended December 31, 2005 and 2004
                            Notes to Financial Statements

                            Jackson National Life Insurance Company of New York

                            Report of Independent Registered Public Accounting
                              Firm
                            Balance Sheets for the years ended December 31,
                              2005 and 2004
                            Income Statements for the years ended December 31,
                              2005, 2004 and 2003
                            Statements of Stockholder's Equity and Comprehensive
                              Income for the years ended December 31, 2005, 2004 and 2003
                            Statements of Cash Flows for the years ended
                              December 31, 2005, 2004 and 2003
                            Notes to Financial Statements

Item 24.(b) Exhibits

Exhibit No.        Description

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to Registrant's Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.   Not Applicable

3.a Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated by reference to the Registrant's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08664).

4.a. Specimen of the Simplified  Retirement  Annuity Fixed and Variable  Annuity
     Contract, incorporated by reference to the Registrant's Registration Statement filed on September 20, 2006 (File Nos. 333-137485 and 811-08664).

b. Specimen of Tax Sheltered Annuity Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

c. Specimen of Retirement Plan Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

d. Specimen of Individual Retirement Annuity Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

e. Specimen of Roth IRA Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

f.   Specimen  of  Charitable  Remainder  Trust  Endorsement,   incorporated  by
     reference to Registrant's Pre-Effective Amendment filed on December 30, 2004 (File Nos. 333-119659 and 811-08401).

g. Specimen of Return of Premium Death Benefit, incorporated by reference to Registrant's Registration Statement filed on October 4, 2004 (File Nos. 333-119522 and 811-08401).

h. Specimen of 5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up, incorporated by reference to Registrant's Pre-Effective Amendment filed on June 20, 2005 (File Nos. 333-70384 and 811-08401).

i. Specimen of 5% for Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up, incorporated by reference to Registrant's Post-Effective Amendment No. 23 filed on April 27, 2006 (File Nos. 333-70384 and 811-08401).

j. Specimen of Highest Anniversary Value Death Benefit Option, incorporated by reference to the Registrant's Registration Statement filed on September 20, 2006 (File Nos. 333-137485 and 811-08664).

k. Specimen of Joint 5% for Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up, incorporated by reference to the Registrant's Registration Statement filed on September 20, 2006 (File Nos. 333-137485 and 811-08664).

5.a. Form of the  Simplified  Retirement  Annuity  Fixed  and  Variable  Annuity
     Application, incorporated by reference to the Registrant's Registration Statement filed on September 20, 2006 (File Nos. 333-137485 and 811-08664).

6.a. Declaration  and  Charter  of  Depositor,   incorporated  by  reference  to
     Registrant's Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

b.   By-laws  of   Depositor,   incorporated   by  reference   to   Registrant's
     Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.   Not applicable

8.   Not Applicable

9.   Opinion and Consent of Counsel, attached hereto.

10. Consent of Independent Registered Public Accounting Firm, attached hereto.

11.  Not Applicable

12.  Not Applicable

Item 25. Directors and Officers of the Depositor


Name and Principal Business Address               Positions and Offices with Depositor

Donald B. Henderson, Jr.                          Director
4A Rivermere Apartments
Bronxville, NY 10708

David L. Porteous                                 Director
20434 Crestview Drive
Reed City, MI 49777

Donald T. DeCarlo                                 Director
200 Manor Road
Douglaston, New York 11363

Joanne P. McCallie                                Director
1 Birch Road
110 Berkowitz
East Lansing, MI 48824

Gary H. Torgow                                    Director
220 West Congress
Detroit, MI 48226-3213

Richard D. Ash                                    Vice President
1 Corporate Way
Lansing, MI 48951

John B. Banez                                     Vice President
1 Corporate Way
Lansing, MI 48951

James P. Binder                                   Vice President & Treasurer
1 Corporate Way
Lansing, MI 48951

John H. Brown                                     Vice President & Director
1 Corporate Way
Lansing, MI 48951

Joseph Mark Clark                                 Vice President
1 Corporate Way
Lansing, MI 48951

Marianne Clone                                    Vice President & Director
1 Corporate Way
Lansing, MI 48951

James B. Croom                                    Vice President & Deputy General Counsel
1 Corporate Way
Lansing, MI 48951

Lisa C. Drake                                     Senior Vice President
1 Corporate Way
Lansing, MI 48951

Phillip Brian Eaves                               Vice President
1 Corporate Way
Lansing, MI 48951

Robert A. Fritts                                  Senior Vice President & Controller
1 Corporate Way
Lansing, MI 48951

James D. Garrison                                 Vice President
1 Corporate Way
Lansing, MI 48951

Julia A. Goatley                                  Vice President, Senior Counsel, Assistant Secretary & Director
1 Corporate Way
Lansing, MI 48951

James G. Golembiewski                             Vice President & Chief of Compliance for Separate Accounts
1 Corporate Way
Lansing, MI 48951

Andrew B. Hopping                                 Executive Vice President, Chief Financial Officer &
1 Corporate Way                                   Chairman of the Board
Lansing, MI 48951

Stephen A. Hrapkiewicz, Jr.                       Senior Vice President
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                                  Executive Vice President & Chief Distribution Officer
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Timo P. Kokko                                     Vice President
1 Corporate Way
Lansing, MI 48951

Everett W. Kunzelman                              Vice President
1 Corporate Way
Lansing, MI 48951

Clark P. Manning, Jr.                             President & Chief Executive Officer
1 Corporate Way
Lansing, MI 48951

Herbert G. May III                                Chief Administrative Officer & Director
275 Grove St Building 2
4th floor
Auburndale, MA 02466

Thomas J. Meyer                                   Senior Vice President, General Counsel, Secretary & Director
1 Corporate Way
Lansing, MI 48951

Keith R. Moore                                    Vice President
1 Corporate Way
Lansing, MI 48951

P. Chad Myers                                     Senior Vice President
1 Corporate Way
Lansing, MI 48951

J. George Napoles                                 Executive Vice President & Chief Information Officer
1 Corporate Way
Lansing, MI 48951

Mark D. Nerud                                     Vice President
225 W. Wacker Drive
Suite 1200
Chicago, IL 60606

Russell E. Peck                                   Vice President & Director
1 Corporate Way
Lansing, MI 48951

Laura L. Prieskorn                                Vice President
1 Corporate Way
Lansing, MI 48951

James B. Quinn                                    Vice President
1 Corporate Way
Lansing, MI 48951

Greg B. Salsbury                                  Vice President & Director
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Kathleen M. Smith                                 Vice President
1 Corporate Way
Lansing, MI 48951

James R. Sopha                                    Executive Vice President
1 Corporate Way
Lansing, MI 48951

Heather R. Strang                                 Vice President
1 Corporate Way
Lansing, MI 48951

Robert M. Tucker, Jr.                             Vice President
1 Corporate Way
Lansing, MI 48951

Michael A. Wells                                  Chief Operating Officer
401 Wilshire Blvd.
Suite 1200
Santa Monica, CA 90401

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant.

Company                      State of Organization      Control/Ownership          Business Principal

120 Orion, LLC               South Carolina             100% Jackson National      Real Estate
                                                        Life Insurance Company

Alcona Funding LLC           Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Berrien Funding LLC          Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Curian Clearing LLC          Michigan                   100% Jackson National      Broker/Dealer
(formerly, BH Clearing,                                 Life Insurance Company
LLC)

Brooke GP                    Delaware                   100% Brooke (Holdco 2)     Holding Company
                                                        Inc.                       Activities

Brooke LLC                   Delaware                   100% Prudential Four       Holding Company
                                                        Limited                    Activities

Brooke (Holdco 1) Inc.       Delaware                   100% Prudential (US        Holding Company
                                                        Holdco 3) BV               Activities

Brooke (Holdco 2) Inc.       Delaware                   100% Brooke (Holdco 1)     Holding Company
                                                        Inc.                       Activities

Brooke Holdings, LLC         Delaware                   100% Brooke Holdings       Holding Company
                                                        (UK) Limited               Activities

Brooke Holdings (UK)         United Kingdom             100% Holborn Delaware      Holding Company
Limited                                                 Corporation                Activities

Brooke Investment, Inc.      Delaware                   100% Brooke Holdings,      Investment Related
                                                        Inc.                       Company

Brooke Life Insurance        Michigan                   100% Brooke Holdings,      Life Insurance
Company                                                 Inc.

Brooke (Jersey) Limited      United Kingdom             100% Prudential One        Holding Company
                                                        Limited                    Activities

Calhoun Funding LLC          Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Crescent Telephone           Delaware                   100% Jackson National      Telecommunications
                                                        Life Insurance Company

Curian Capital, LLC          Michigan                   100% Jackson National      Registered Investment
                                                        Life Insurance Company     Advisor

Equestrian Pointe            Illinois                   100% Jackson National      Real Estate
Investors, L.L.C.                                       Life Insurance Company

Forty Partners #1, L.C.      Missouri                   100% Jackson National      Real Estate
                                                        Life Insurance Company

GCI Holding Corporation      Delaware                   70% Jackson National       Holding Company
                                                        Life Insurance Company     Activities

GS28 Limited                 United Kingdom             100% Brooke Holdings       Holding Company
                                                        (UK) Limited               Activities

Hermitage Management, LLC    Michigan                   100% Jackson National      Advertising Agency
                                                        Life Insurance Company

Holborn Delaware LLC         Delaware                   100% Prudential Four       Holding Company
                                                        Limited                    Activities

Holliston Mills              Delaware                   70% Jackson National       Textile Mfg.
                                                        Life Insurance Company

Industrial Coatings Group    Delaware                   70% Jackson National       Textile Mfg.
                                                        Life Insurance Company

IFC Holdings, Inc.           Delaware                   100% National Planning     Broker/Dealer
                                                        Holdings Inc.

Investment Centers of        Delaware                   100% IFC Holdings, Inc.    Broker/Dealer
America, Inc.

JNL Investors Series Trust   Massachusetts              100% Jackson National      Investment Company
                                                        Life Insurance Company

Jackson National Asset       Michigan                   100% Jackson National      Investment Adviser and
Management, LLC                                         Life Insurance Company     Transfer Agent

Jackson National Life        Bermuda                    100% Jackson National      Life Insurance
(Bermuda) Ltd.                                          Life Insurance Company

Jackson National Life        Delaware                   100% Jackson National      Advertising/Marketing
Distributors LLC                                        Life Insurance Company     Corporation and
                                                                                   Broker/Dealer

Jackson National Life        New York                   100% Jackson National      Life Insurance
Insurance Company                                       Life Insurance Company
of New York

JNLI LLC                     Delaware                   100% Jackson National      Tuscany Notes
                                                        Life Insurance Company

JNL Series Trust             Massachusetts              Common Law Trust with      Investment Company
                                                        contractual association
                                                        with Jackson National
                                                        Life Insurance Company
                                                        of New York

JNL Southeast Agency LLC     Michigan                   100% Jackson National      Insurance Agency
                                                        Life Insurance Company

JNL Variable Fund LLC        Delaware                   100% Jackson National      Investment Company
                                                        Separate Account - I

JNLNY Variable Fund I LLC    Delaware                   100% JNLNY Separate        Investment Company
                                                        Account I

LePage's Management          Delaware                   50% LePage's MC, LLC
Company, LP

LePage's MC, LLC             Delaware                   100% PPM Management, Inc.

Meadows NRH Associates,      Texas                      100% Meadows NRH, Inc.     Real Estate
L.P.

Meadows NRH, Inc.            Texas                      100% Jackson National      Real Estate
                                                        Life Insurance Company

National Planning            Delaware                   100% National Planning     Broker/Dealer and
Corporation                                             Holdings, Inc.             Investment Adviser

National Planning            Delaware                   100% Brooke Holdings,      Holding Company
Holdings, Inc.                                          Inc.                       Activities

Nicole Finance Inc.          Delaware                   100% Brooke GP             Holding Company
                                                                                   Activities

PGDS (US One) LLC            Delaware                   100% Jackson National      Holding Company
                                                        Life Insurance             Activities


PGDS (US Two) LLC            Delaware                   100% PGDS (US One) LLC     Holding Company
                                                                                   Activities

Piedmont Funding LLC         Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

PPM Holdings, Inc.           Delaware                   100% Brooke Holdings,      Holding Company
                                                        Inc.                       Activities

Prudential plc               United Kingdom             Publicly Traded            Financial Institution

Prudential Corporation       United Kingdom             100% Prudential Holdings   Holding Company
Holdings, Limited                                       Limited                    Activities

Prudential Holdings          Scotland                   100% Prudential plc        Holding Company
Limited                                                                            Activities

Prudential One Limited       United Kingdom             100% Prudential plc        Holding Company
                                                                                   Activities

Prudential Two Limited       United Kingdom             100% Prudential One        Holding Company
                                                        Limited                    Activities

Prudential Three Limited     United Kingdom             100% Prudential One        Holding Company
                                                        Limited                    Activities

Prudential Four Limited      United Kingdom             80% Prudential One         Holding Company
                                                        Limited, 10% Prudential    Activities
                                                        Two Limited, 10%
                                                        Prudential Three Limited

Prudential (US Holdco 1) BV  Netherlands                100% PUS Holdco 1 Limited  Holding Company
                                                                                   Activities

Prudential (US Holdco 2) BV  Netherlands                100% Prudential (US        Holding Company
                                                        Holdco 1) BV               Activities

Prudential (US Holdco 3) BV  Netherlands                100% Prudential (US        Holding Company
                                                        Holdco 2) BV               Activities

PUS Holdco 1 Limited         United Kingdom             100% Brooke LLC            Holding Company
                                                                                   Activities

PUS Holdco 2 Limited         Gibraltar                  100% Holborn Delaware LLC  Holding Company
                                                                                   Activities

SII Investments, Inc.        Wisconsin                  100% National Planning     Broker/Dealer
                                                        Holdings, Inc.

Item 27. Not applicable.

Item 28. Indemnification

Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

         (a) Jackson National Life Distributors LLC acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account II, and the JNLNY Separate Account IV.

         (b)    Directors and Officers of Jackson National Life Distributors
                LLC:


Name and Business Address                               Positions and Offices with Underwriter

Michael A. Wells                                        Director
401 Wilshire Blvd.
Suite 1200
Santa Monica, CA 90401

Andrew B. Hopping                                       Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                                        Director, President and Chief Executive Officer
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Nikhil Advani                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Stephen M. Ash                                          Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Pamela Aurbach                                          Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Brad Baker                                              Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Linda Baker                                             Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Janice Blanchard                                        Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

William Britt                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Tori Bullen                                             Senior Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Greg Cicotte                                            Executive Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Maura Collins                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Robert DiNardo                                          Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Paul Fitzgerald                                         Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Julia A. Goatley                                        Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez                                              Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Kevin Grant                                             Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Bonnie Howe                                             Vice President and Deputy General Counsel
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas Hurley                                           Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Mark Jones                                              Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Steve Kluever                                           Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Brian Lane                                              Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

James Livingston                                        Executive Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Doug Mantelli                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Susan McClure                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

James McCorkle                                          Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Brook Meyer                                             Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas J. Meyer                                         Director and Secretary
1 Corporate Way
Lansing, MI 48951

Jack Mishler                                            Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Justin Rafferty                                         Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Peter Radloff                                           Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Gregory B. Salsbury                                     Executive Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Kathleen Schofield                                      Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Greg Smith                                              Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Sam Somuri                                              Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

David Sprague                                           Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Daniel Starishevsky                                     Senior Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Doug Townsend                                           Vice President and Controller and FinOp
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

C. Ray Trueblood                                        Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Daniel Wright                                           Vice President and Chief Compliance Officer
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Phil Wright                                             Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

         (c)

Name of Principal       Net Underwriting      Compensation on      Brokerage             Compensation
Underwriter             Discounts and         Redemption or        Commissions
                        Commissions           Annuitization


Jackson National Life   Not Applicable        Not Applicable       Not Applicable        Not Applicable
Distributors LLC

Item 30. Location of Accounts and Records

           Jackson National Life Insurance Company
           1 Corporate Way
           Lansing, Michigan 48951

           Jackson National Life Insurance Company
           Institutional Marketing Group Service Center
           1 Corporate Way
           Lansing, Michigan 48951

           Jackson National Life Insurance Company
           8055 East Tufts Ave., Second Floor
           Denver, Colorado 80237

           Jackson National Life Insurance Company
           225 West Wacker Drive, Suite 1200
           Chicago, IL  60606

Item 31. Management Services

           Not Applicable

Item 32. Undertakings and Representations

a. Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d. Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 15th day of December, 2006.

JNLNY Separate Account I
(Registrant)

Jackson National Life Insurance Company of New York

By:  THOMAS J. MEYER
     ---------------
     Thomas J. Meyer
     Senior Vice President, General Counsel,
     Secretary and Director

Jackson National Life Insurance Company of New York (Depositor)

By:  THOMAS J. MEYER
     ---------------
     Thomas J. Meyer
     Senior Vice President, General Counsel,
     Secretary and Director

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Clark P. Manning, Jr.                                         Date
President and Chief Executive Officer

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Andrew B. Hopping                                             Date
Executive Vice President, Chief Financial Officer, and
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Herbert G. May III                                            Date
Chief Administrative Officer and Director

THOMAS J. MEYER                                               December 15, 2006
---------------                                               ------------------
Thomas J. Meyer                                               Date
Senior Vice President, General Counsel and Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
John J. Brown                                                 Date
Vice President - Government Relations and Director

THOMAS J. MEYER*                                              December 15, 2006
---------------                                               ------------------
Marianne Clone                                                Date
Vice President - Administration -Customer Service Center and Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Julia A. Goatley                                              Date
Vice President, Senior Counsel, Assistant Secretary and
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Russell E. Peck                                               Date
Vice President - Financial Operations and Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Donald B. Henderson, Jr.                                      Date
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
David C. Porteous                                             Date
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Donald T. DeCarlo                                             Date
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Joanne P. McCallie                                            Date
Director

THOMAS J. MEYER *                                             December 15, 2006
---------------                                               ------------------
Gary H. Torgow                                                Date
Director

* Thomas J. Meyer, Attorney In Fact


2

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (the Depositor), a New York corporation, hereby appoints Clark P. Manning, Jr., Andrew B. Hopping, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee and Anthony
L. Dowling (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940. This Power of Attorney concerns JNLNY Separate Account I (333-37175, 333-48822, 333-70384, 333-81266, 333-118370,
333-119659 and 333-137485), JNLNY Separate Account II (333-86933), and JNLNY
Separate Account IV (333-109762 and 333-118132), as well as any future separate accounts the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale. The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

         IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of the 18th day of October, 2006.


CLARK P. MANNING, JR.
--------------------------------
Clark P. Manning, Jr.
President and Chief Executive Officer

ANDREW B. HOPPING
--------------------------------
Andrew B. Hopping
Executive Vice President, Chief Financial Officer and Director

HERBERT G. MAY III
--------------------------------
Herbert G. May III
Chief Administrative Officer and Director

THOMAS J. MEYER
--------------------------------
Thomas J. Meyer
Senior Vice President, General Counsel and Director

JOHN H. BROWN
--------------------------------
John H. Brown
Vice President and Director

MARIANNE CLONE
--------------------------------
Marianne Clone
Vice President and Director

JULIA A. GOATLEY
--------------------------------
Julia A. Goatley
Vice President, Senior Counsel, Assistant Secretary and Director

RUSSELL E. PECK
--------------------------------
Russell E. Peck
Vice President and Director

DONALD B. HENDERSON, JR.
--------------------------------
Donald B. Henderson, Jr.
Director

DAVID L. PORTEOUS
--------------------------------
David L. Porteous
Director

DONALD T. DECARLO
--------------------------------
Donald T. DeCarlo
Director

JOANNE P. MCCALLIE
--------------------------------
Joanne P. McCallie
Director

GARY H. TORGOW
--------------------------------
Gary H. Torgow
Director

GREGORY B. SALSBURY
--------------------------------
Gregory B. Salsbury
Vice President and Director

                                  EXHIBIT LIST

Exhibit No.        Description

9.                 Opinion and Consent of Counsel, attached hereto as EX-9.

10. Consent of Independent Registered Public Accounting Firm, attached hereto as EX-10.